As filed with the Securities and Exchange Commission on January 21, 2022

Registration No. 333-255135

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Artiva Biotherapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	83-3614316
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4747 Executive Drive, Suite 1150

San Diego, CA 92121

(858) 267-4467

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Fred Aslan, M.D.

President and Chief Executive Officer

Artiva Biotherapeutics, Inc.

4747 Executive Drive, Suite 1150

San Diego, CA 92121

(858) 267-4467

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Julie M. Robinson, Esq. Divakar Gupta, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Jennifer Bush, Esq. Executive Vice President, Chief Legal and People Officer and Secretary Artiva Biotherapeutics, Inc. 4747 Executive Drive, Suite 1150 San Diego, CA 92121 (858) 267-4467	Brian J. Cuneo, Esq. Matthew T. Bush, Esq. Anthony Gostanian, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, CA 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated January 21, 2022

             Shares

Common Stock

This is an initial public offering of shares of common stock of Artiva Biotherapeutics, Inc. We are offering              shares of our common stock.

Prior to this offering, there has been no public market for the common stock. We currently expect that the initial public offering price will be between $             and $             per share of our common stock.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “ARTV.”

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

See “Risk Factors” on page 14 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of all compensation payable to the underwriters.

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares of common stock to purchasers on or about             , 2022 through the book-entry facilities of The Depository Trust Company.

Goldman Sachs & Co. LLC	Cowen	Evercore ISI

Wedbush PacGrow

Prospectus dated                     , 2022.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering, or the possession or distribution of this prospectus, in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of common stock and the distribution of this prospectus outside the United States.

Through and including                  , 2022 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before investing in our common stock, you should read this entire prospectus carefully, especially the section titled “Risk Factors,” and our financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the company” and “Artiva” refer to Artiva Biotherapeutics, Inc.

Overview

Our mission is to deliver highly effective, off-the-shelf, allogeneic, natural killer (NK) cell-based therapies that are safe and accessible to cancer patients. Our established Manufacturing-First approach has enabled us to produce, store and ship our product candidates and make them accessible like traditional protein biologic therapies. Our lead product candidate, AB-101, is an off-the-shelf NK cell therapy that is currently being studied in a Phase 1/2 trial with rituximab in patients with non-Hodgkins lymphoma (NHL). We are also developing AB-201 and AB-202, our first two chimeric antigen receptor-NK (CAR-NK) product candidates. We plan to submit an investigational new drug application (IND) for AB-201 in the second half of 2022 and for AB-202 in 2023. We are leveraging our proprietary platform and manufacturing capabilities to generate a broad pipeline of off-the-shelf NK cell therapeutic candidates for the treatment of hematologic malignancies and solid tumors.

We believe our Manufacturing-First approach positions us to supplant the patient-specific business model for autologous cell therapy by delivering high quality campaign-manufactured products with low cost of goods and off-the-shelf-availability at the point of care. We accomplish this by optimizing the sourcing and selection of healthy donor umbilical cord blood; utilizing a highly scaled proprietary NK cell expansion and cryopreservation process; and leveraging an established manufacturing infrastructure and cold chain logistics. Today, we have the capability to manufacture thousands of doses of allogeneic NK cell drug product from a single cord blood unit, cryopreserve the NK cell doses in an infusion-ready solution, store the product with long-term shelf life while retaining activity and viability, and deliver the product to the clinic for administration of repeat dosing in an out-patient setting.

Our twofold product strategy aims to harness the innate biology of NK cells with the intent of maximizing their therapeutic potential against either hematologic malignancies or solid tumors:

ADCC Enhancers – NK cells that can enhance a patient’s antibody-dependent cellular cytotoxicity (ADCC) response when undergoing monoclonal antibody therapy, increasing the therapy’s anti-tumor activity.

Targeted CAR-NK – NK cells engineered to express proprietary chimeric antigen receptors (CARs) that have the potential to enhance the targeting and activity of the NK cells.

NK cells are immune cells that can engage tumor cells through a complex array of receptors on their cell surface or through interaction with antibodies bound to tumor cells. To initiate ADCC, NK cells engage with antibodies via the cell-surface receptor CD16, also known as FcgRIII. NK cells may have an advantage over other immune cells, such as the T cells used in CAR-T cell therapy and other cell therapies, because they can be used as allogeneic therapies, meaning that NK cells from one donor can be administered to one or many patients without the requirement for gene editing or other genetic manipulations. To date, allogeneic NK cells, including CAR-NK cells, have been administered to hundreds of patients and have demonstrated anti-tumor activity without evidence of severe cytokine release syndrome (CRS), neurological toxicities or graft versus host disease (GvHD), which are risks associated with T cell therapies.

Our Proprietary Off-the-Shelf AlloNK™ Cell Therapy Platform

We have formed a strategic partnership with GC Cell Corporation (GC Cell), formerly GC Lab Cell Corporation, a leading healthcare company in the Republic of Korea (Korea) with more than 10 years of NK cell research, process development, current good manufacturing practices (cGMP) manufacturing and clinical experience. Under this strategic partnership, we have exclusive, worldwide, excluding Asia, Australia and New Zealand (ex-Asia Pacific), rights to independently develop NK cell therapy candidates manufactured from cord blood, which GC Cell has shown to have greater activity, consistency and scale of production than NK cells obtained from peripheral blood. We work with U.S. public cord blood banks to select cord blood units that have characteristics associated with improved anti-tumor activity and ADCC activity, such as a natural high affinity variant of the receptor CD16. For our current development programs, the U.S.-sourced cord blood is shipped to GC Cell’s corporate campus in Korea, where the manufacturing process takes place in a newly built and commercial-ready, cGMP cell therapy facility owned by GC Cell, in which we have exclusive access to multiple cGMP suites across 18,000 square feet. After manufacturing, the drug product is cryopreserved, shipped back to the United States and distributed to clinical trial sites where it is thawed and administered in an out-patient setting. The process generates sufficient NK cells and CAR-NKs to treat hundreds to thousands of patients from a single cord blood unit, depending on the product and dosing regimen, and produces a consistently active NK cell product, with little donor-to-donor variability.

In addition to our continued research and cGMP manufacturing at GC Cell’s facility in Korea, we have established a U.S.-based infrastructure led by a team with extensive cell therapy research, development and clinical experience. We perform our U.S.-based research in our research laboratories and contract vivarium space, as well as through contract research organizations (CROs). We are also currently building a U.S.-based research and cGMP manufacturing facility. This new 52,000-square-foot facility in San Diego, California is being designed to include offices, research and process development laboratories and a multi-suite custom-built cGMP manufacturing center to support NK and CAR-NK cell production for our pipeline development and clinical trial supply. Our NK cell manufacturing process has already been optimized for scale, allowing for an efficient custom build of the San Diego manufacturing center. We intend to use the U.S. facility to further optimize the manufacturing process in readiness for pivotal clinical trials and potentially, commercial supply while continuing early clinical supply from the Korean facility.

For our targeted CAR-NK candidates, we introduce CARs into our NK cells using a cGMP lentiviral vector. We design, select, and optimize CAR structures specific to tumor targets of interest. Our CARs have been designed for activity in our cord blood NK cells and include a proprietary combination of activation domains, including OX40 Ligand (OX40L), which demonstrated enhanced tumor cell killing activity in preclinical studies. We also engineer our CAR-NK cells to express interleukin-15 (IL-15), a cytokine that extends survival and persistence of NK cells. All of our CAR-NK product candidates have the same underlying enhanced NK cell characteristics as our ADCC enhancer product candidate, AB-101, including high expression of tumor-engaging receptors and high and consistent expression of high-affinity CD16.

Further, we have demonstrated a manufacturing scale capable of producing thousands of doses of CAR-NK product from a single donor cord blood unit. We are currently generating preclinical data to support two planned INDs for our first CAR-NK product candidates, AB-201 and AB-202, which we expect to submit in the second half of 2022 and in 2023, respectively.

Our Pipeline

Our lead product candidate, AB-101, is a non-genetically modified, but optimized, cord blood-derived NK cell therapy. We are developing AB-101 as a non-engineered universal, off-the-shelf, cryopreserved NK cell therapy to enhance a patient’s ADCC response. Many cancer patients are unable to mount a robust ADCC response, which may render any of the indicated monoclonal antibody therapeutics significantly less effective for these patients, potentially negatively impacting their clinical outcomes. The administration of AB-101 introduces optimized NK cells into patients, potentially enhancing their ADCC anti-tumor activity in combination with approved oncology products that rely primarily on a patient’s ADCC response. The proprietary manufacturing process for our NK product candidates has resulted in an activated NK cell without any requirement for genetic engineering. AB-101 has been observed in preclinical studies to have high expression of natural tumor-engaging receptors and high and consistent expression of high-affinity CD16, a receptor that engages antibodies and mediates the ADCC anti-tumor activity. The combination of AB-101 and rituximab has demonstrated cytotoxic activity in preclinical studies, and also led to improved survival over rituximab alone in mouse xenograft models of NHL. We have initiated a Phase 1/2 clinical trial evaluating the combination of AB-101 with rituximab in patients with relapsed or refractory NHL, and dosing of patients started in the first quarter of 2021. In April 2021, our AB-101 program was placed on clinical hold, which was lifted in June 2021. Since the clinical hold was lifted, two additional patients have completed treatment with AB-101, with no dose limiting toxicities observed, and the AB-101 monotherapy portion of the study continues to enroll subjects at eight cancer centers across the United States. We expect to report initial clinical data for AB-101 in the fourth quarter of 2022. We are also exploring AB-101 in combination with additional monoclonal antibodies for other indications and expect to select a second clinical combination of AB-101 in the second half of 2022.

Our CAR-NK Programs: AB-201 and AB-202

AB-201 is an allogeneic anti-HER2 CAR-NK cell product candidate manufactured from cord blood, containing a proprietary HER2 antigen recognition domain, that we are developing for HER2 overexpressing tumors, such as breast, gastric and bladder cancers. AB-201’s antigen recognition domain is designed to bind to a region of HER2 distinct from other HER2-targeting drugs, such as trastuzumab and pertuzumab, which may allow for future potential combinations with these products. We have demonstrated that AB-201 has specific cytotoxic activity against HER2+ tumor cells in vitro. We have also demonstrated significant anti-tumor activity with AB-201 in in vivo models of breast, gastric and ovarian tumors, including trafficking to and infiltration of solid tumors by AB-201 following intravenous administration. Furthermore, we are currently manufacturing AB-201 in large scale bioreactors (25-liter scale), resulting in potentially thousands of doses of product from a single donor cord blood unit. We intend to submit an IND for AB-201 in the second half of 2022.

AB-202 is an allogeneic anti-CD19 CAR-NK cell product candidate manufactured from cord blood that we are developing for the treatment of B-cell malignancies. We selected CD19 as a target for AB-202 based on clinical validation provided by U.S. Food and Drug Administration (FDA) approvals of CD19-directed CAR-Ts, such as Yescarta and Kymriah. Unlike these autologous patient-specific products that require resource- and time-intensive manufacturing, AB-202 is a cryopreserved, off-the-shelf product candidate. We have demonstrated in preclinical studies that AB-202 has cytotoxic activity against B-cell lymphoma cells in vitro and substantial anti-lymphoma activity in vivo. We intend to submit an IND for AB-202 in 2023.

Our Research Programs

Additional CAR-NK Products

We believe we are one of the first known NK cell companies to advance product candidates into clinical development. In light of this, and the maturity of our manufacturing capabilities, our strategy is to develop a pipeline of CAR-NK product candidates directed at validated targets in clinical indications with unmet medical needs. We regard a target as validated if monoclonal antibody therapies or other cell therapies directed at that target have demonstrated clinical success. We are currently evaluating potential candidates for AB-203, our next allogeneic CAR-NK program. AB-203 will target an undisclosed tumor-associated antigen, and will leverage our current CAR costimulatory structures, cytokines and manufacturing technologies. We expect to submit an IND for this program in 2024.

Additional NK Cell Therapy Programs

We are developing additional research product candidates that may comprise additional genes introduced via lentiviral technology, which together with our pipeline programs, we believe have the potential to transform the treatment of cancer. We are actively developing an enhanced universal NK cell product candidate as an ADCC-enhancer for use in combination with either monoclonal antibody therapies or NK-engager bispecific technology. Additionally, through our partnership with GC Cell, we have rights to access a proprietary cell transduction technology from Feldan Therapeutics that has been designed to efficiently introduce gene editing components, such as clustered regularly interspaced short palindromic repeat (CRISPR) nucleases, into NK cells. Based on our preclinical observations of research products generated with the application of this technology, we believe our product candidates may have the potential to reduce the need for lymphodepleting chemotherapy and may mitigate the effects of immune suppressors found in the tumor microenvironment.

Our Strategic Partnership Programs

Our CAR-NK Collaboration with Merck

We have entered into an exclusive research and development collaboration with Merck Sharp & Dohme Corp. (Merck) to develop novel CAR-NK cell therapies targeting solid tumor-associated antigens. The collaboration is leveraging our off-the-shelf allogeneic NK cell therapy platform, along with our proprietary CAR-NK technology. The collaboration initially includes two CAR-NK programs, AB-MK-001 and AB-MK-002, with an option to add a third program. Merck has selected the targets for the first two programs and development of both is currently ongoing. We will develop each CAR-NK program through the first cGMP manufacturing campaign and IND preparation, followed by transfer of the applicable program to Merck for clinical and commercial development. Under the terms of the agreement, we received a $30 million upfront payment for the first two programs and will receive an additional $15 million payment if Merck exercises its option for the third program. We are also eligible to receive milestone payments upon the achievement of specified development, regulatory approval and sales milestones for products arising from each research program, totaling up to $265 million per collaboration target in development and regulatory approval milestones and up to $350 million in sales milestones per collaboration target. Merck will provide research funding to us for each of the programs under the collaboration, including reimbursement for external research costs and manufacture and supply of clinical material for Phase 1 clinical trials.

Our AB-101 Collaboration with Affimed

We have partnered with Affimed GmbH (Affimed) to evaluate the combination of AB-101 with their Innate Cell Engager (ICE) platform. Affimed’s engagers are engineered bispecific antibodies designed to engage with NK cells and tumor antigens with high affinity. We are evaluating the opportunity to advance the development of AB-101 for coadministration with ICE molecules or the in-process combination and cryopreservation of AB-101 with Affimed’s ICEs to be developed as novel cryopreserved, off-the-shelf, targeted cell therapies. We are currently completing preclinical assessments combining AB-101 with either AFM13 or AFM24, which target CD30 and EGFR, respectively.

Our Partnership with GC Cell

We have established a broad strategic partnership with GC Cell under which we have exclusive, worldwide, excluding Asia, Australia and New Zealand (ex-Asia Pacific), rights to independently develop and manufacture products utilizing GC Cell’s intellectual property and leverage its expertise in manufacturing, cryopreservation and CAR technology. Under our partnership, we are also collaborating with GC Cell on discovery, research, preclinical development, and manufacturing of product candidates through a Joint Steering Committee (the JSC) comprising senior staff from both our company and GC Cell. We have the option to exclusively license nominated pre-clinical development candidates under this collaboration and, to-date, we have exercised this option with respect to our initial product candidates AB-101, AB-201 and AB-202. We are currently collaborating with GC Cell on additional potential product candidates, as well as developing our own Artiva-originated pipeline programs. In addition to the product candidates we are developing together, GC Cell is also supporting our collaborations with Merck and Affimed by providing certain research, manufacturing, and preclinical development services under our Master Research Services Agreement with GC Cell (the GC Cell Research Services Agreement), as described below in the section titled “Business—Licensing Agreements—GC Cell Research Services Agreement.”

Our Strategy

We believe the compelling tumor killing properties of NK cells, when developed with our proprietary platform, which includes established manufacturing capabilities, give us an opportunity to generate potentially transformative therapies that can be applied broadly across multiple oncology indications. We aim to leverage our proven ability to source, expand and manufacture at a large scale, and cryopreserve our allogeneic NK cells, in order to generate off-the-shelf products that can be commercialized using a biologics business model. To accomplish this, we intend to continue building a team that shares our commitment to improving the lives of cancer patients. Key elements of our strategy include:

•	Advance our lead product candidate, AB-101, through clinical development.

•	Advance our lead CAR-NK product candidates, AB-201 and AB-202, into clinical development.

•	Continue to bring new NK cell product candidates into development.

•	Continue to create and execute strategic collaborations.

•	Further establish our manufacturing technology and infrastructure to enable pivotal and commercial supply.

Our approach to the development of product candidates based on our NK cell therapy platform is unproven and the manufacturing of cell therapy products is novel and complex. Our lead product candidate, AB-101, is in early clinical development and other development programs remain in the preclinical or discovery stages. We also face significant competition from other biotechnology and pharmaceutical companies. In addition, we currently rely on GC Cell for certain research services, manufacturing services, and intellectual property rights. As a biopharmaceutical company that operates in the United States, we are subject to extensive regulation, and the process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

Our Team and Investors

We are led by a management team with deep experience in the discovery and development of cell therapy and oncology therapies, having played key roles at Vividion Therapeutics, Fate Therapeutics, and Juno Therapeutics (acquired by Celgene).

We have been supported by leading life science investors, including 5AM Venture Management, LLC, RA Capital Management, venBio Partners, Acuta Capital Partners, Cormorant Asset Management, EcoR1 Capital, Franklin Templeton, Janus Henderson Investors, Logos Capital, RTW Investments, LP, Surveyor Capital (a Citadel Company), Wellington Management Company and Venrock Healthcare Capital Partners.

Risks Affecting Our Business

Our business is subject to a number of risks that you should carefully consider before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

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We have a limited operating history, have not completed any clinical trials and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability.

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Even if this offering is successful, we will need to obtain substantial additional funding to complete the development and any commercialization of our current and any future product candidates, which may cause dilution to our stockholders. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our research and development programs or other operations.

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We currently rely on our collaboration with GC Cell to conduct certain research and development activities related to our preclinical product candidates. If our collaborator GC Cell does not successfully carry out its contractual duties or meet expected deadlines, we may not be able to timely identify, develop, manufacture, obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

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The manufacture of cell therapy products is novel, complex and subject to multiple risks. We could experience manufacturing problems, and/or we could be required to or choose to modify our manufacturing processes, which could result in delays in the development or commercialization of our product candidates or otherwise harm our business.

•

We currently solely rely on GC Cell for the manufacturing of our product candidates. While we are building our own clinical manufacturing facility and may decide to build our own commercial-scale manufacturing facility, we may encounter delays, quality or other issues if and when we begin to use our manufacturing facility for supply.

•	Our reliance on third parties for manufacturing increases the risk that supply of our product candidates may become limited or interrupted or may not be of satisfactory quality and quantity.

•

We are dependent on third parties to acquire, ship and store our cord blood units, NK cell master cell banks and drug product lots, viral vectors, and master and working feeder cell banks, and any disruption, damage or loss would cause delays in replacement and our business could suffer.

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Our cell therapy products depend on the availability of reagents and specialized materials and equipment, including cord blood and viral vectors, which in each case are required to be acceptable to the FDA and foreign regulatory agencies, and such reagents, materials, and equipment may not be available to us on acceptable terms or at all. We and our third-party manufacturers rely on third-party suppliers for various components, materials and equipment required for the manufacture of our product candidates and do not have supply arrangements for certain of these components.

•

Our approach to the development of product candidates based on our NK cell therapy platform is unproven, and we do not know whether we will be able to develop any products of commercial value, or if competing technological approaches will limit the commercial value of our product candidates or render our platform obsolete.

•

Our product candidates are based on novel technologies, which makes it difficult to predict the time and cost of developing product candidates and obtaining regulatory approval for any product candidates that we develop.

•	Clinical trials are expensive, time-consuming, difficult to design and implement, and have an uncertain outcome. Further, we may encounter substantial delays in our clinical trials.

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Our business and the business or operations of our research partners, including GC Cell and Affimed, and other third parties with whom we conduct business could be adversely affected by the effects of health epidemics, including the current COVID-19 pandemic, in regions where we or third parties on which we rely have business operations.

•

Our product candidates may cause serious adverse events or undesirable side effects or have other properties that may delay or prevent regulatory approval, cause us to suspend or discontinue clinical trials, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

•	We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

•

Our collaboration agreements with Merck and Affimed and any future collaborations with third parties to develop or commercialize our product candidates, mean that our prospects with respect to the product candidates involved will depend in significant part on the success of those collaborations.

•

We depend substantially on intellectual property rights granted under our agreements with GC Cell. If we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our product candidates.

•	We will need to expand our organization, and we may experience significant challenges in managing this growth as we build our capabilities, which could disrupt our operations.

•	Our future success depends on our ability to retain our key personnel and to attract, retain and motivate qualified personnel.

•

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Our Corporate Information

We were incorporated under the laws of the State of Delaware in February 2019. Our principal executive offices are located at 4747 Executive Drive, Suite 1150, San Diego, California 92121, and our telephone number is (858) 267-4467. Our website address is www.artivabio.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended (JOBS Act), enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley Act);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended (the Exchange Act). We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

The Offering

Common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of common stock.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents: to fund research and development of our product candidates, AB-101, AB-201, AB-202 and AB-203 and for discovery and preclinical development of additional product candidates and potential additional development of our existing product candidates, as well as headcount costs, construction of facilities, working capital and other general corporate purposes. See the section titled “Use of Proceeds.”

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“ARTV”

The number of shares of our common stock to be outstanding after this offering is based on 30,326,302 shares of our common stock outstanding as of September 30, 2021, including 259,073 shares subject to repurchase, after giving effect to the conversion of our outstanding shares of convertible preferred stock into 27,019,554 shares of common stock in connection with the closing of this offering, and excludes:

•

5,280,830 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2021 under our 2020 Equity Incentive Plan (the 2020 Plan), with a weighted-average exercise price of $4.63 per share;

•	89,773 shares of common stock issuable upon the vesting and settlement of restricted stock units outstanding as of September 30, 2021 under our 2020 Plan;

•

237,000 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to September 30, 2021 under our 2020 Plan, with a weighted-average price of $11.38 per share;

•

                 shares of common stock reserved for future issuance under the 2022 Equity Incentive Plan (the 2022 Plan), which will become effective upon the execution and delivery of the underwriting agreement for this offering (which shares include                  new shares plus the number of shares (not to exceed                  shares) (i) that remain available for the issuance of awards under the 2020 Plan at the time the 2022 Plan becomes effective, and (ii) any shares underlying outstanding stock awards granted under the 2020 Plan that, on or after the 2022 Plan becomes effective, terminate or expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive and Director Compensation—Equity Incentive Plans”), as well as any automatic increases in the number of our common stock reserved for future issuance under the 2022 Plan;

•

                 shares of our common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan (the ESPP), as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•	370,865 shares of our common stock reserved for issuance pursuant to the Pledge 1% campaign. See the section titled “Business—Corporate Philanthropy” for more information.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•

the conversion, in accordance with our existing amended and restated certificate of incorporation, of all outstanding shares of our convertible preferred stock as of the date hereof into an aggregate of 27,019,554 shares of our common stock in connection with the closing of this offering;

•	no exercise of the outstanding options described above;

•	no vesting or settlement of the restricted stock units described above;

•	no exercise by the underwriters of their option to purchase up to a total of additional shares of our common stock;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior the closing of this offering; and

•	a 1-for- stock split of our common stock to be effected prior to the closing of this offering.

Summary Financial Data

The following tables summarize our financial data as of and for the periods indicated. We have derived the summary statements of operations data for the period from February 14, 2019 (inception) through December 31, 2019 and the year ended December 31, 2020 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statements of operations and comprehensive loss data for the nine months ended September 30, 2020 and 2021 and our summary balance sheet data as of September 30, 2021 from our unaudited interim financial statements included elsewhere in this prospectus. Our unaudited interim financial statements have been prepared on a basis consistent with our audited financial statements and, in the opinion of management, reflect all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus.

	Period from February 14, 2019 through December 31,	Year Ended December 31,	Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Statements of Operations Data:
Collaboration revenues	$—	$—	$—	$580
Operating expenses:
Research and development (includes related party amounts of $0, $6,101, $3,661, and $24,715, respectively)	1,212	13,845	9,474	33,916
General and administrative (includes related party amounts of $29, $134, $22, and $0, respectively)	1,918	4,426	2,730	8,544

Total operating expenses	3,130	18,271	12,204	42,460

Loss from operations	(3,130)	(18,271)	(12,204)	(41,880)
Other expense (income):
Interest expense	242	199	199	—
Interest income	(29)	(2)	(2)	—
Change in fair value of convertible promissory notes	644	1,466	1,466	—
Change in fair value of preferred stock purchase right liability	—	(1,943)	(1,807)	18,553

Total other expense (income)	857	(280)	(144)	18,553

Net loss and comprehensive loss	$(3,987)	$(17,991)	$(12,060)	$(60,433)

Net loss per share, basic and diluted	$(1.49)	$(6.50)	$(4.39)	$(20.44)

	Period from February 14, 2019 through December 31,	Year Ended December 31,	Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Weighted average shares of common stock used to compute net loss per share, basic and diluted	2,673,750	2,769,724	2,748,948	2,956,225

Pro forma net loss per share, basic and diluted(1)		$(2.39)		$(2.22)

Pro forma weighted average shares of common stock, basic and diluted(1)		7,512,157		27,282,472

	As of September 30, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(unaudited) (in thousands)
Balance Sheet Data:
Cash and cash equivalents	$169,188	$169,188	$
Working capital(4)	155,849	155,849
Total assets	178,237	178,237
Total liabilities	41,029	41,029
Convertible preferred stock	216,413	—
Accumulated deficit	(82,411)	(82,411)
Total stockholders’ equity (deficit)	$(79,205)	$137,208

(1)

Gives effect to (i) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 27,019,554 shares of our common stock and the related reclassification of the convertible preferred stock to permanent equity in connection with the closing of this offering, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering. Unaudited pro forma net loss per share for the year ended December 31, 2020 and the period ended September 30, 2021 was calculated using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, as if such conversion had occurred at the beginning of the period or their respective issuance dates, if later.

(2)

Gives effect to (i) the pro forma adjustments set forth above and (ii) our sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Pro forma as adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. A one million share increase (decrease) in the number of shares offered by us would increase or decrease pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $             million, assuming that the assumed initial offering price to the public remains the same, and after deducting estimated underwriting discounts and commissions.

(4)

We define working capital as current assets less current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks, or of additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have a limited operating history, have not completed any clinical trials and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability.

We are a clinical stage biopharmaceutical company with a very limited operating history. We were incorporated in February 2019 and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, licensing key intellectual property from and collaborating with GC Cell on research and development of our product candidates, scaling up product candidate manufacturing, establishing cold chain delivery logistics, and preparing for and conducting our ongoing and planned preclinical studies and clinical trials.

Our AB-101 product candidate is in early clinical development, AB-201 and AB-202 are at the preclinical development stage, and our other research and development programs are in the discovery stage. We have not yet demonstrated an ability to successfully complete a clinical program, including large-scale, pivotal clinical trials, obtain marketing approval, manufacture product at a commercial scale, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. This may make it difficult to evaluate the success of our business to date and assess our future viability.

We expect to incur significant losses for the foreseeable future and may never achieve or maintain profitability.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and the significant risk that product candidates will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval or become commercially viable. For the year ended December 31, 2020, our net losses were $18.0 million. For the nine months ended September 30, 2021, our net losses were $60.4 million. As of September 30, 2021, we had an accumulated deficit of $82.4 million.

We expect to continue to incur significant expenses and additional operating losses for the foreseeable future as we seek to advance our product candidates through preclinical and clinical development, expand our research and development activities, develop new product candidates, complete clinical trials, seek regulatory approval and, if we receive regulatory approval, commercialize our products. Furthermore, the costs of advancing product candidates into each succeeding clinical phase tend to increase substantially over time. The total costs to advance any of our product candidates to marketing approval in even a single jurisdiction would be substantial. Because of the numerous risks and uncertainties associated with cell therapy product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to generate any revenue from the commercialization of any approved products or achieve or maintain profitability. Our expenses will also increase substantially as we operate as a public company and add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

Before we generate any revenue from product sales, each of our product candidates will require additional preclinical and/or clinical development, potential regulatory approval in multiple jurisdictions, manufacturing, building of a commercial organization, substantial investment and significant marketing efforts. Our expenses could increase beyond expectations if we are required by the FDA, the European Medicines Agency (EMA) or other regulatory authorities to perform preclinical studies and clinical trials in addition to those that we currently anticipate, and/or to modify any of our manufacturing processes or make other changes to our product candidates or development programs. As a result, we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

As we continue to build our business, we expect our financial condition and operating results may fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any particular quarterly or annual period as indications of future operating performance. If we are unable to develop and commercialize one or more of our product candidates either alone or with collaborators, or if revenues from any product candidate that receives marketing approval are insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability. If we are unable to achieve and then maintain profitability, the value of our securities will be adversely affected.

Even if this offering is successful, we will need to obtain substantial additional funding to complete the development and any commercialization of our current and any future product candidates, which may cause dilution to our stockholders. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our research and development programs or other operations.

The development of biopharmaceutical product candidates is capital-intensive. We expect to spend substantial amounts to advance our product candidates into clinical development and to complete the clinical development of, seek regulatory approvals for and commercialize our product candidates, if approved. We will require additional capital beyond the proceeds of this offering, which we may raise through public or private equity or debt financings or other capital sources, which may include strategic collaborations and other strategic arrangements with third parties, to enable us to complete the development and potential commercialization of our product candidates. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative effect on our financial condition and our ability to pursue our business strategy. In addition, attempting to secure additional financing may divert the time and attention of our management from day-to-day activities and harm our development efforts. If we are unable to raise capital when needed or on acceptable terms, we would be forced to delay, reduce or eliminate certain of our research and development programs.

Our operations have consumed significant amounts of cash since inception. As of September 30, 2021, our cash and cash equivalents were $169.2 million. Based on our planned use of the net proceeds of this offering and our current cash and cash equivalents, we estimate that our funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next          months from the date of this prospectus. This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. Because the length of time and activities associated with successful development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any marketing and commercialization activities.

Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•

the type, number, scope, progress, expansions, results, costs and timing of, discovery, preclinical studies and clinical trials of our current and future product candidates, including AB-101, AB-201 and AB-202;

•	the costs and timing of manufacturing for our product candidates, including developing our own manufacturing capabilities;

•	delays or difficulties in our clinical trials or in other aspects of our development programs due to quarantine or other restrictions resulting from the COVID-19 pandemic or other health crises;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, EMA and other regulatory authorities;

•	the cost of obtaining, maintaining and protecting our intellectual property portfolio, including filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•	the cost of establishing a sales, marketing and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval;

•	the cost and timing of completion of commercial-scale manufacturing activities;

•	the cost of making royalty, milestone or other payments under current and any future in-license agreements;

•	the timing and amount of the milestone or other payments made to us under our current or any future collaboration agreements;

•	costs associated with growing our workforce and retaining and motivating our employees;

•	the initiation, progress, timing and results of our commercialization of our product candidates, if approved for commercial sale; and

•	costs associated with any products or technologies that we may in-license or acquire.

In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of common stock. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to Research, Manufacturing and Our Reliance on Third Parties

We currently rely on our collaboration with GC Cell to conduct certain research and development activities related to our preclinical product candidates. If our collaborator GC Cell does not successfully carry out its contractual duties or meet expected deadlines, we may not be able to timely identify, develop, manufacture, obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We rely on our collaboration with GC Cell for the conduct of certain research and preclinical development and process development and manufacturing activities. If GC Cell and its affiliates do not successfully carry out their contractual duties or obligations, meet expected deadlines or successfully complete activities as planned, or if the quality or accuracy of the research, preclinical development, process development, production of preclinical material or other support activities is compromised due to the failure to adhere to applicable regulatory and manufacturing requirements or for other reasons, our research, preclinical development, process development and manufacturing activities, and clinical trials, and the development of our product candidates, may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. Further, if our agreements with GC Cell are terminated for any reason, the development of our product candidates may be delayed or impaired, and we may be unable to advance our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

The manufacture of cell therapy products is novel, complex and subject to multiple risks. We could experience manufacturing problems, and/or we could be required to or choose to modify our manufacturing processes, which could result in delays in the development or commercialization of our product candidates or otherwise harm our business.

Our product candidates utilize primary human NK cells, and the process of manufacturing such product candidates is complex, highly regulated and subject to numerous risks. As a result of these complexities, manufacturing our cellular therapy product candidates is generally more complicated than traditional small-molecule chemical compounds or biologics. In addition, our cost of goods development is at an early stage. The actual cost to manufacture and process our product candidates could be greater than we expect and could materially and adversely affect the commercial viability of our product candidates.

Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in any of the manufacturing facilities in which products or other materials are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

We may make changes to our manufacturing processes for various reasons, such as to control costs, meet new or additional regulatory requirements, achieve scale, decrease processing time, increase manufacturing success rate, to facilitate the development of future product candidates or for other reasons, and we cannot be sure that even minor changes in these processes will not cause our current or future product candidates to perform differently and affect the results of our ongoing and planned clinical trials or the performance of the product once commercialized. Changes to our processes made during the course of clinical development could require us to show the comparability of the product used in earlier clinical phases or at earlier portions of a trial to the product used in later clinical phases or later portions of the trial. Other changes to our manufacturing processes made before or after commercialization could require us to show the comparability of the resulting product to the product candidate used in the clinical trials using earlier processes. This could require us to collect additional nonclinical or clinical data from any modified process prior to obtaining marketing approval for the product candidate produced with such modified process. If such data are not ultimately comparable to that seen in the earlier trials or earlier in the same trial in terms of safety or efficacy, we may be required to make further changes to our processes and/or undertake additional clinical testing, either of which could significantly delay the clinical development or commercialization of the associated product candidate, which would materially adversely affect our business, financial condition, results of operations and growth prospects.

Moreover, the manufacturing processes for certain of our existing CAR-NK cell product candidates, such as AB-201 and AB-202, have not been tested at full scale. Accordingly, we may experience unforeseen events during, or as a result of, ramping up our manufacturing process that could result in delays in manufacturing sufficient quantities of our product candidates or otherwise harm our business.

We currently solely rely on GC Cell for the manufacturing of our product candidates. While we are building our own clinical manufacturing facility and may decide to build our own commercial-scale manufacturing facility, we may encounter delays, quality or other issues if and when we begin to use our manufacturing facility for supply.

We currently solely rely on GC Cell to manufacture our product candidates. If GC Cell were to breach their agreement with us or otherwise fail to perform for any reason, including due to the loss of key members of GC Cell’s management or other key employees, or the effects of the COVID-19 pandemic and the actions undertaken by governments and private enterprises to contain COVID-19, we likely would experience delays while we identify and qualify a replacement manufacturer and we may be unable to do so on terms that are favorable to us, which may make it more difficult for us to develop our product candidates and compete effectively. We are building our own clinical manufacturing facility and may decide to build our own commercial-scale manufacturing facility, or may elect to contract with other third-party contract manufacturers. We may encounter delays or quality or other issues if and when we begin to use our manufacturing facility or rely on other third-party contract manufacturers given the complexity of manufacturing cell therapies. Any disruption in the supply of our product candidates could result in delays in our clinical trials, which would materially adversely affect our business, financial condition, results of operations and growth prospects.

Our reliance on third parties for manufacturing increases the risk that supply of our product candidates may become limited or interrupted or may not be of satisfactory quality and quantity.

We currently do not own or operate our own clinical or commercial-scale manufacturing facilities and outsource the manufacturing of our product candidates to third parties, including GC Cell. Moreover, while we are building our own clinical manufacturing facility and may decide to build our own commercial-scale manufacturing facility, we currently have limited personnel with experience in drug manufacturing and currently lack the resources and the capabilities to manufacture any of our product candidates on a clinical or commercial scale. Our reliance on GC Cell and on a limited number of third-party manufacturers exposes us to the following risks:

•

We are dependent on certain third-party manufacturers and we may be unable to identify alternative manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA may require us to submit additional information or have questions regarding any replacement contractor. This may require new testing and regulatory interactions. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, the production of our products.

•

GC Cell or any future third-party manufacturer might be unable to timely formulate and manufacture our product or produce the quantity and quality required to meet our clinical and commercial needs, if any.

•	GC Cell and any other contract manufacturers may not be able to execute our manufacturing procedures appropriately.

•

GC Cell and any future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•

Manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration and corresponding state agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

•	We may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our products.

•	GC Cell and any future third-party manufacturers could breach their agreement with us.

While we are building our own clinical manufacturing facility, we may encounter delays, quality or other issues. Even after our manufacturing facility is validated and qualified, if at all, we expect that we will continue to rely on third parties for various manufacturing needs.

Manufacturers of pharmaceutical products must comply with strictly enforced cGMP requirements, state and federal regulations, as well as foreign requirements when applicable. Any failure of us or our contract manufacturing organizations to adhere to or document compliance to such regulatory requirements could lead to a delay or interruption in the availability of our program materials for clinical study or enforcement action from the FDA or foreign regulatory authorities. If we or our manufacturers were to fail to comply with the FDA, EMA, or other regulatory authority, it could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates. Our potential future dependence upon others for the manufacture of our product candidates may also adversely affect our future profit margins and our ability to commercialize any product candidates that receive regulatory approval on a timely and competitive basis.

We are dependent on third parties to acquire, ship and store our cord blood units, NK cell master cell banks and drug product lots, viral vectors, and master and working feeder cell banks, and any disruption, damage or loss would cause delays in replacement and our business could suffer.

Our product candidates and certain other materials generated or used during their production, including cord blood units, viral vectors, and working feeder cell banks, are acquired from and shipped by third parties and stored in freezers maintained by third parties. In addition, our master cell banks are stored in freezers maintained by third parties. If there is a disruption to the supply of these materials, or if any of these materials are damaged while in transit or while stored at these facilities, including by the loss or malfunction of these freezers or back-up power systems, as well as by damage from fire, power loss or other natural disasters, we would need to establish replacement products, which could adversely impact our clinical supply and delay our clinical trials and preclinical studies. If we are unable to establish replacement materials in a timely fashion, we could incur significant additional expenses and potential liability to our clinical trial patients whose treatment is delayed, and our business could suffer.

Our cell therapy products depend on the availability of reagents and specialized materials and equipment, including cord blood and viral vectors, which in each case are required to be acceptable to the FDA and foreign regulatory agencies, and such reagents, materials, and equipment may not be available to us on acceptable terms or at all. We and our third-party manufacturers rely on third-party suppliers for various components, materials and equipment required for the manufacture of our product candidates and do not have supply arrangements for certain of these components.

Manufacturing of our product candidates, including by GC Cell and certain other of our third-party manufacturers, requires many reagents and other specialty materials and equipment, including cord blood and viral vectors, some of which are sourced from sole suppliers. Reagents and other key materials from these suppliers may have inconsistent attributes and introduce variability into our manufactured product candidates, which may contribute to possible adverse events. We and our third-party manufacturers rely on the general commercial availability of materials required for the manufacture of our product candidates, and do not have supply contracts with many of these suppliers and may not be able to obtain supply contracts with them on acceptable terms or at all. Even if we or our third-party manufacturers are able to enter into such contracts, we may be limited to a sole third-party for the supply of certain required components. An inability by us or our third-party manufacturers to continue to source product from any of these suppliers, which could be due to regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages, availability of raw materials, unexpected demands, or quality issues, could adversely affect our ability to satisfy demand for our product candidates, which could adversely and materially affect our product sales and operating results or our ability to conduct clinical trials, either of which could significantly harm our business.

If we or our third-party manufacturers are required to change suppliers, or modify the components, equipment, materials or disposables used for the manufacture of our product candidates, we may be required to change our manufacturing operations or clinical trial protocols or to provide additional data to regulatory authorities in order to use any alternative components, equipment, materials or disposables, any of which could set back, delay, or increase the costs required to complete our clinical development and commercialization of our product candidates. Additionally, any such change or modification may adversely affect the safety, efficacy, stability, or potency of our product candidates, and could adversely affect our clinical development of our product candidates and harm our business.

If our third-party suppliers use hazardous, non-hazardous, biological or other materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials. We and our suppliers are subject to federal, state and local laws and regulations in the United States and by foreign governmental authorities governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that we and our suppliers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, neither we nor our suppliers can completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Any contamination or interruption in our manufacturing process, shortages of raw materials or failure of our suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules.

Given the nature of cell therapy manufacturing, there is a risk of contamination. If microbial, viral or other contaminants are discovered in our product candidates or in any of the manufacturing facilities in which products or other materials are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Any contamination could adversely affect our ability to produce product candidates on schedule and could, therefore, delay our clinical trials, harm our results of operations and cause reputational damage. Some of the raw materials required in our manufacturing process are derived from biologic sources. These raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of our product candidates could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could adversely affect our development timelines and our business, financial condition, results of operations and prospects.

Risks Related to Our Business and Industry

Our approach to the development of product candidates based on our NK cell therapy platform is unproven, and we do not know whether we will be able to develop any products of commercial value, or if competing technological approaches will limit the commercial value of our product candidates or render our platform obsolete.

Our success depends on our ability to develop, obtain regulatory approval for and commercialize our product candidates utilizing our NK cell therapy platform, including manufacturing capabilities, which leverages relatively novel technologies. While we have had favorable preclinical study results based on our platform, we have not yet succeeded and may not succeed in demonstrating efficacy and safety for any product candidates in clinical trials or in obtaining marketing approval thereafter. We have only recently initiated a Phase 1 trial of our lead product candidate, AB-101, and our AB-101 trial was placed on FDA clinical hold in April 2021 due to an on-study patient death. Although there was no definitive cause of death, the autopsy findings included widespread metastatic disease and cardiovascular disease, and concluded that the death was possibly due to cardiac arrhythmia. The principal investigator determined that the cardiac arrhythmia was not related to AB-101. While the FDA lifted this clinical hold in June 2021 after our investigation of the patient death and an amended protocol, the clinical hold caused timeline delays for the completion of the trial. We may experience additional timeline delays or serious adverse events, and our product candidates may never become commercialized. All of our product candidates will require significant additional clinical and non-clinical development, review and approval by the FDA or other regulatory authorities in one or more jurisdictions, substantial investment, and significant marketing efforts before they can be successfully commercialized. Our methodology and novel approach to cellular therapy may be unsuccessful in identifying additional product candidates, and any product candidates based on our platform may be shown to have harmful side effects or may have other characteristics that may necessitate additional clinical testing, or make the product candidates unmarketable or unlikely to receive marketing approval. Further, because all of our product candidates and development programs are based on our NK cell therapy platform, adverse developments with respect to one of our programs may have a significant adverse impact on the actual or perceived likelihood of success and value of our other programs. For example, if our clinical trials of AB-101 encounter safety, efficacy or manufacturing problems, development delays, regulatory issues or other problems, our development plans for our other product candidates in our pipeline could be significantly impaired.

The FDA has cautioned consumers about potential safety risks associated with cell therapies. The FDA has approved only a few cell-based therapies for commercialization and to our knowledge,

no NK-based cell therapy has been approved for commercial use by any regulatory authority. As a result, the regulatory approval process for product candidates such as ours is uncertain.

In addition, the biopharmaceutical industry is characterized by rapidly advancing technologies. Our future success will depend in part on our ability to maintain a competitive position with our NK cell-based approach. If we fail to stay at the forefront of technological change in utilizing our platform to create and develop product candidates, we may be unable to compete effectively. Our competitors may render our approach obsolete, or limit the commercial value of our product candidates, by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our manufacturing process that we believe we derive from our platform. By contrast, adverse developments with respect to other companies that attempt to use a similar approach to our approach may adversely impact the actual or perceived value of our platform and potential of our product candidates.

We intend to initially develop AB-101 for use in conjunction with one or more approved cancer therapies. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the combination therapy used with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. This could result in our own products being removed from the market or being less successful commercially.

In addition, we may also evaluate our product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or similar regulatory authorities outside of the United States. If the FDA or similar regulatory authorities outside of the United States do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with any product candidate we develop or combination therapy, we may be unable to obtain approval of or market our product candidates and the utility of our platform may be limited.

If any of the foregoing events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

Our product candidates are based on novel technologies, which makes it difficult to predict the time and cost of developing product candidates and obtaining regulatory approval for any product candidates that we develop.

The clinical trial requirements of the FDA, the EMA, and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty, and intended use and market of the potential products. The regulatory approval process for product candidates such as ours can be more expensive and take longer than for other, better known, or more extensively studied pharmaceutical or other product candidates.

Regulatory requirements in the United States and in other countries governing cell therapy products are evolving and the FDA or other regulatory bodies may change the requirements, or identify different regulatory pathways, for approval for any of our product candidates. For example, within the FDA, the Center for Biologics Evaluation and Research (CBER) restructured and created a new Office of Tissues and Advanced Therapies to better align its oversight activities with FDA Centers for Drugs and Medical Devices. It is possible that over time new or different divisions may be established or be granted the responsibility for regulating cell therapy products, including NK cell-based products, such as ours. As a result, we may be required to change our regulatory strategy or to modify our applications for regulatory approval, which could delay and impair our ability to complete the preclinical and clinical development and manufacture of, and obtain regulatory approval for, our product candidates. Changes in regulatory authorities and advisory groups, or any new requirements or guidelines they promulgate, may lengthen the regulatory review process, require us to perform additional studies, increase our development and manufacturing costs, lead to changes in regulatory pathways, positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions.

We have concentrated our research and development efforts on utilizing NK cell-based therapies. To date, the FDA has approved only a few cell-based therapies for commercialization and no NK-based cell therapy has been approved for commercial use by any regulatory authority. The processes and requirements imposed by the FDA or other applicable regulatory authorities may cause delays and additional costs in obtaining approvals for marketing authorization for our product candidates. Because our platform is novel, and cell-based therapies are relatively new, regulatory agencies may lack experience in evaluating product candidates like our product candidates. This novelty may lengthen the regulatory review process, including the time it takes for the FDA to review our IND applications if and when submitted, increase our development costs and delay or prevent commercialization of our product candidates. Additionally, advancing novel immuno-oncology therapies creates significant challenges for us, including:

•	educating medical personnel regarding the potential side-effect profile of our product candidates and, as the clinical program progresses, on observed side effects with the product candidates;

•	training medical personnel;

•	enrolling sufficient numbers of patients in clinical trials; and

•	continuing to develop a manufacturing process to support the clinical testing of our product candidates.

We must be able to overcome these challenges in order for us to develop, commercialize and manufacture our product candidates.

As we advance our product candidates, we will be required to consult with the FDA and other regulatory authorities, and our product candidates will likely be reviewed by an FDA advisory committee. We also must comply with applicable requirements, and if we fail to do so, we may be required to delay or discontinue development of our product candidates. Delays or unexpected costs in obtaining, or the failure to obtain, the regulatory approval necessary to bring a potential product to market could impair our ability to generate sufficient product revenues to maintain our business.

In addition, either advances or adverse developments in preclinical studies or clinical trials conducted by others in the field of cell therapy products, and cellular immunotherapies in particular, may cause the FDA, the EMA, and other regulatory bodies to revise the requirements for approval of any product candidates we may develop, and may otherwise negatively affect our ability to develop and commercialize our product candidates.

The regulatory review committees and advisory groups described above and the new guidelines they promulgate may lengthen the regulatory review process, require us to perform additional preclinical studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these treatment candidates, or lead to significant post-approval limitations or restrictions. As we advance our research programs and develop future product candidates, we will be required to consult with these regulatory and advisory groups and to comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of any product candidates we identify and develop.

Clinical trials are expensive, time-consuming, difficult to design and implement, and have an uncertain outcome. Further, we may encounter substantial delays in our clinical trials.

The clinical trials and manufacturing of our product candidates are subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and market our product candidates. Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are both safe and effective for use in each target indication. In particular, because our product candidates are subject to regulation as biological drug products, we will need to demonstrate that they are safe, pure and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical testing is expensive and takes many years to complete, and is subject to uncertainty. Our planned clinical trials may not be conducted as planned or completed on schedule, if at all. Delays and failures can occur at any time during the clinical trial process. Even if our future clinical trials are completed as planned, their results may not support the safety and effectiveness of our product candidates for their targeted indications or support continued clinical development of such product candidates. Our future clinical trial results may not be successful.

In addition, even if our planned trials are successfully completed, the FDA or foreign regulatory authorities may not interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

To date, we have not completed any clinical trials required for the approval of our product candidates. We may experience delays in conducting any clinical trials, and we do not know whether our clinical trials will begin on time, will need to be redesigned, will recruit and enroll patients on time or be completed on schedule, or at all. In April 2021, the ongoing trial of AB-101 was placed on FDA clinical hold due to an on-study patient death. The FDA lifted this clinical hold in June 2021 following the implementation of a protocol amendment that excludes patients with a history of significant cardiac disease, requires a screening 72-hour cardiac Holter monitor and additional EKGs and echocardiograms (or MUGAs) during treatment and follow-up, as well as classification of the on-study patient death as a dose-limiting toxicity (DLT) due to its unknown etiology. According to the clinical trial design, this DLT triggered the requirement to test the initial dose in an additional five patients without subsequent DLTs before establishing safety at that dose. If we are unable to establish safety at the initial dose because another DLT occurs in the first six patients treated at the initial dose, then we would need to evaluate safety at a lower dose. Under the amended protocol, any Grade 5 event of uncertain etiology will be classified as a DLT. If we are required to evaluate safety at a lower dose of AB-101 due to an additional DLT at the initial dose, this could adversely impact our development timelines, and we may be unable to evaluate AB-101 in clinical trials at a dose that could be sufficiently effective to support a favorable risk-benefit profile to our satisfaction, or to the satisfaction of the FDA. Events that may prevent successful or timely completion of clinical development include:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials;

•	delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for advanced clinical trials, or failure to do so;

•	delays in reaching agreement with the FDA, EMA or other regulatory authorities as to the design or implementation of our clinical trials, or failure to do so;

•	delays in or failure to obtain regulatory approval to commence a clinical trial;

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delays in or failure to reach an agreement on acceptable terms with clinical trial sites or prospective CROs the terms of which can be subject to extensive negotiation and may vary significantly among different clinical trial sites;

•	delays in or failure to obtain institutional review board (IRB) or ethics committee approval at each site;

•	delays in or failure to recruit suitable patients to participate in a clinical trial;

•	delays in or failure to develop and validate the companion diagnostic to be used in a clinical trial, if applicable;

•	delays in or failure to have patients complete a clinical trial or return for post-treatment follow-up;

•	clinical sites, CROs or other third parties deviating from trial protocol or dropping out of a trial;

•	failure to perform in accordance with the FDA’s good clinical practice (GCP) requirements, or applicable regulatory guidelines in other countries;

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the serious, life-threatening diseases of the patients enrolled in our clinical trials, who may die or suffer adverse medical events during the course of the trials for reasons that may not be related to our product candidates;

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failure in addressing patient safety concerns that arise during the course of a trial, including occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	failure to add a sufficient number of clinical trial sites; or

•	failure to manufacture sufficient quantities of product candidate for use in clinical trials.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates or significantly increase the cost of such trials, including:

•	we may experience changes in regulatory requirements or guidance, or receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;

•

clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon development programs;

•

the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•

we or our investigators might have to suspend or terminate clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements, a finding that our product candidates have undesirable side effects or other unexpected characteristics, a finding that the participants are being exposed to unacceptable health risks; or adverse events suffered by clinical trial participants that may ultimately be determined to be unrelated to our product candidates;

•	the cost of clinical trials of our product candidates may be greater than we anticipate and we may elect not to cover the costs;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

•	regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate; and

•	any future collaborators that conduct clinical trials may face any of the above issues, and may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	incur unplanned costs;

•	be delayed in obtaining marketing approval for our product candidates or not obtain marketing approval at all;

•	obtain marketing approval in some countries and not in others;

•	obtain marketing approval for indications or patient populations that are not as broad as intended or desired;

•	obtain marketing approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned or ongoing clinical trials. We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board (DSMB) for such trial or by the FDA, EMA or other regulatory authorities. These authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, EMA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Our most advanced product candidates, AB-101, AB-201 and AB-202, will require extensive clinical testing before we are prepared to submit a biologics license application (BLA) or marketing authorization application (MAA) for regulatory approval. We cannot predict with any certainty if or when we might complete the clinical development for our product candidates and submit a BLA or MAA for regulatory approval of any of our product candidates or whether any such BLA or MAA will be approved. In addition, we intend to develop certain of our product candidates for treatment of solid tumors. The development of treatments to treat solid tumors often requires larger and more expensive clinical trials than for treating blood cancers. We may also seek feedback from the FDA, EMA or other regulatory authorities on our clinical development program, and the FDA, EMA or such regulatory authorities may not provide such feedback on a timely basis, or such feedback may not be favorable, which could further delay our development programs.

We also cannot predict with any certainty whether or when we might complete a given clinical trial. The FDA placed our AB-101 trial on clinical hold in April 2021 due to a patient death. The FDA lifted the clinical hold in June 2021 after our investigation and an amended protocol. We have since resumed the trial and two additional patients have completed treatment with AB-101, but the clinical hold and changes to our protocol have delayed completion of the trial. If we experience further delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our product candidates could be harmed, and our ability to generate revenues from our product candidates may be delayed. In addition, any delays in our clinical trials could increase our costs, slow down the development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and results of operations. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all.

In order to obtain FDA or other regulatory authority approval to market a new biological product we must demonstrate proof of safety, purity and potency, or efficacy, in humans. To meet these requirements, we will have to conduct adequate and well-controlled clinical trials. AB-101 is our only product candidate to enter clinical development. Before we can commence clinical trials for additional product candidates, we must complete extensive preclinical testing and studies that support our planned INDs in the United States.

We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we may not submit INDs or similar applications for our preclinical programs within our anticipated timelines, if at all, and submission of INDs or similar applications may not result in the FDA or other regulatory authorities allowing clinical trials to begin.

Conducting preclinical testing is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity and novelty of the program, and often can be several years or more per program. Any delays in preclinical testing and studies conducted by us or potential future partners may cause us to incur additional operating expenses. The commencement and rate of completion of preclinical studies for a product candidate may be delayed by many factors, including, for example:

•	inability to generate sufficient preclinical or other in vivo or in vitro data to support the initiation of clinical trials;

•	delays in reaching a consensus with regulatory agencies on study design; and

•	the FDA (or other regulatory authorities) not allowing us to rely on previous findings of safety and efficacy for other similar but approved products and published scientific literature.

Moreover, because standards for pre-clinical assessment are evolving and may change rapidly, even if we reach an agreement with the FDA on a pre-IND proposal, the FDA may not accept the IND submissions as presented, in which the clinical trial timeline could be delayed.

Our business and the business or operations of our research partners, including GC Cell and Affimed, and other third parties with whom we conduct business could be adversely affected by the effects of health epidemics, including the current COVID-19 pandemic, in regions where we or third parties on which we rely have business operations.

The COVID-19 pandemic has disrupted economic activity and business operations worldwide, and could impact our operations or those of the third parties on whom we rely. The effects of quarantines, stay-at-home, executive and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, in the United States and other countries, could negatively impact our operations and the operations of third parties on whom we rely. Furthermore, these restrictions may delay any regulatory reviews by the FDA or other regulatory authorities, including related to future IND submissions, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

Our headquarters is located in San Diego, California, and our product candidates are manufactured in Korea. Due to a stay-at-home order related to COVID-19, we previously implemented work-from-home policies for our employees and many of our employees continue to work remotely. The effects of the stay at home order and our work-from-home policies, as well as any such policies that may in the future be adopted in Korea or other jurisdictions, may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course and of our collaborators to maintain their timelines. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

In addition, the COVID-19 pandemic has significantly disrupted global financial markets and could continue to restrict the level of economic activity, and may limit our ability to access capital, which could negatively affect our liquidity now or in the future. A recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.

As a result of the COVID-19 pandemic or any other pandemic, epidemic or outbreak of an infectious disease, we may experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

•	delays or difficulties in enrolling and maintaining patients in our clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

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interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;

•	interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;

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interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

•	interruptions in preclinical studies due to restricted or limited operations at our laboratory facility;

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limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of quarantine periods, sickness of employees or their families or the desire of employees to avoid contact with large groups of people; and

•	interruption or delays to our discovery and clinical activities.

The ultimate impact of the COVID-19 outbreak or a similar health epidemic is highly uncertain. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole, but these delays could have a material impact on our operations. As we grow our business and expand our operations, these impacts could become magnified.

The results of preclinical studies and early stage clinical trials may not be predictive of future results. Initial success in any clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

Results from previous preclinical studies or clinical trials are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. Our product candidates may fail to show the desired safety and efficacy in clinical development, despite positive results in preclinical studies of our product candidates or having successfully advanced through initial clinical trials. For example, preclinical models as applied to cell therapy candidates in oncology do not adequately represent the clinical setting, and thus cannot predict clinical activity nor all potential risks, and may not provide adequate guidance as to appropriate dose or administration regimen of a given therapy.

In addition, initial success in clinical trials may not be indicative of results obtained when these trials are completed. Interim data from clinical trials that we may conduct are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously announced. Negative differences between preliminary or interim data and final data could materially adversely affect the prospects of any product candidate that is impacted by such data updates. Further, product candidates in later stages of clinical trials may fail to show the desired safety and efficacy characteristics despite having progressed through preclinical studies and initial clinical trials.

Our product candidates may cause serious adverse events or undesirable side effects or have other properties that may delay or prevent regulatory approval, cause us to suspend or discontinue clinical trials, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

We have not yet completed any human clinical trials of our product candidates. Undesirable side effects that may be caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label than anticipated or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics.

While studies indicate that NK cell-based therapies may be better tolerated as compared to T cell-based therapies, due to biologic differences between these cell types, there remains a risk of serious adverse events. While historically, clinical trials using NK cell therapies in human subjects have been well-tolerated, it is possible that adverse events, including CRS, neurotoxicity or GvHD will occur in human subjects during clinical trials. Furthermore, clinical trial results could reveal an unacceptable severity or incidence of other adverse events, including heart and lung problems or life-threatening infections. Any such findings could cause delays in completion or cancellation of clinical programs.

If unacceptable side effects or deaths arise in the development of our product candidates, we, the FDA, the IRBs or ethics committees at the institutions in which our studies are conducted, DSMB or other regulatory authorities could suspend or terminate our clinical trials or the FDA or other regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. For example, the FDA put our AB-101 trial on clinical hold in April 2021 due to a patient death and lifted the clinical hold in June 2021 after our investigation and amendments to the clinical trial protocol. Although there was no definitive cause of death, the autopsy findings included widespread metastatic disease and cardiovascular disease, and concluded that the death was possibly due to cardiac arrhythmia. The principal investigator determined that this serious adverse event was not related to AB-101. We have since resumed the trial, but the clinical hold and changes to our protocol have delayed completion of the trial. We may observe undesirable side effects or additional patient deaths and we may not be able to complete a clinical trial for AB-101 or any of our other product candidates without further delays or at all. Further undesirable side effects, dose-limiting toxicity events, or deaths in clinical trials with our product candidates may cause the FDA or comparable foreign regulatory authorities to place a clinical hold on the associated clinical trials, to require additional studies, dose de-escalation, or additional protocol amendments, or otherwise to delay or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect site initiation, patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.

We study our product candidates in patient populations with significant comorbidities, and these patients may also receive treatment with cytotoxic lymphodepletion agents, cytokines, monoclonal antibodies, and/or other treatments that may result in deaths or serious adverse or unacceptable side effects and require us to abandon or limit our clinical development activities.

Patients treated with our product candidates in clinical trials may also receive treatment with cytotoxic lymphodepletion agents, cytokines, monoclonal antibodies, and/or other treatments, and may therefore experience side effects or adverse events, including death, that are unrelated to our product candidates. While these side effects or adverse events may be unrelated to our product candidates, they may still affect the success of our clinical studies. The inclusion of critically ill patients in our clinical studies may result in deaths or other adverse medical events due to underlying disease or to other therapies or medications that such patients may receive. Any of these events could prevent us from advancing our product candidates through clinical development, and from obtaining regulatory approval, and would impair our ability to commercialize our product candidates. Any inability to advance our existing product candidates or any other product candidate through clinical development would have a material adverse effect on our business, and the value of our common stock would decline.

We may not identify or discover other product candidates and may fail to capitalize on programs or product candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.

Our business depends upon our ability to identify, develop and commercialize product candidates. A key element of our strategy is to discover and develop additional product candidates based upon our NK cell therapy platform. We are seeking to do so through our collaborations with GC Cell, Affimed and Merck, and may also explore additional strategic collaborations for the discovery of new product candidates. Research programs to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. In addition, targets for different cancers may require changes to our manufacturing processes, which may slow down development of or make it impossible to manufacture our product candidates. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including the following:

•	the research methodology or technology platform used may not be successful in identifying potential product candidates;

•	competitors may develop alternatives that render our product candidates obsolete or less attractive;

•	we may choose to cease development if we determine that clinical results do not show promise;

•	product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;

•	a product candidate may be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

Because we have limited resources, we must choose to pursue and fund the development of specific types of treatment, or treatment for a specific type of cancer, and we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. Our estimates regarding the potential market for our product candidates could be inaccurate, and if we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Alternatively, we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

If any of these events occur, we may be forced to abandon or delay our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate.

If third parties that we rely on to conduct clinical trials do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize our product candidates.

We do not independently conduct clinical trials. We rely on medical institutions, clinical investigators, contract laboratories, and other third parties, such as CROs, to conduct or otherwise support clinical trials for our product candidates. We rely heavily on these parties for execution of clinical trials for our product candidates and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on CROs and other third parties will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to untitled letters, warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

We and the third parties on which we rely for clinical trials are required to comply with regulations and requirements, including GCP for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the competent authorities of the European Union (EU) member states, and comparable foreign regulatory authorities for any drugs in clinical development. The FDA enforces GCP requirements through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or these third parties fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCP. In addition, our clinical trials must be conducted with product candidates produced under cGMP regulations. Our failure or the failure of these third parties to comply with these regulations may require us to repeat clinical trials, which would delay the marketing approval process and could also subject us to enforcement action. The COVID-19 pandemic and government measures taken in response have also had a significant impact on our CROs, and we expect that they will face further disruption, which may affect our ability to initiate and complete our preclinical studies and clinical trials. We also are required to register certain ongoing clinical trials and provide certain information, including information relating to the trial’s protocol, on a government-sponsored database, ClinicalTrials.gov, within specific timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Although we intend to design the clinical trials for our product candidates, we will rely on third parties to conduct our clinical trials. As a result, many important aspects of our clinical development, including clinical trial conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future clinical trials will also result in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes, as well as difficulties in coordinating activities. Outside parties may:

•	have staffing difficulties;

•	fail to comply with contractual obligations;

•	experience regulatory compliance issues;

•	undergo changes in priorities or become financially distressed; or

•	form relationships with other entities, some of which may be our competitors.

If third parties do not perform our clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, we would be unable to rely on clinical data collected by these third parties and may be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct, which could significantly delay commercialization and require significantly greater expenditures.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms, or at all. If third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain are compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such third parties are associated with may be extended, delayed or terminated, and we may not be able to obtain marketing approval for or successfully commercialize our product candidates. As a result, we believe that our financial results and the commercial prospects for our product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

Interim, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, topline or preliminary data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, such data should be viewed with caution until the final data are available. Adverse differences between preliminary, interim or topline data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, product candidate or our business. If the interim, topline or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

The affected populations for our product candidates may be smaller than we or third parties currently project, which may affect the addressable markets for our product candidates.

We select the targets for development of our product candidates based on a number of factors, including the estimated patient populations where we believe there is a meaningful addressable market opportunity. However, our projections of the number of people who have the diseases we are seeking to treat, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are estimates based on our knowledge and understanding of these diseases. The total addressable market opportunity for our product candidates will ultimately depend upon a number of factors, including the diagnosis and treatment criteria included in the final label, if approved for sale in specified indications, acceptance by the medical community, patient access, alternative therapies and product pricing and reimbursement. For example, we intend to initially evaluate and seek approval for AB-101 in third line and other heavily treated patient populations, which could significantly limit our market opportunity for AB-101. Incidence and prevalence estimates are frequently based on information and assumptions that are not exact and may not be appropriate, and the methodology is forward-looking and speculative. The process we have used in developing an estimated incidence and prevalence range for the indications we are targeting has involved collating limited data from multiple sources. Accordingly, the incidence and prevalence estimates included in this prospectus should be viewed with caution. Further, the data and statistical information used in this prospectus, including estimates derived from them, may differ from information and estimates made by our competitors or from current or future studies conducted by independent sources.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industry in general, and the cell therapy field in particular, is characterized by rapidly advancing and changing technologies, intense competition and a strong emphasis on intellectual property. We face substantial and increasing competition from large and specialty biopharmaceutical companies, as well as public and private medical research institutions and governmental agencies. Our known biopharmaceutical competitors developing allogeneic non-CAR-NK cell, CAR-NK or CAR-T cell therapies currently include, among others, Acepodia, Allogene, Autolus, Caribou Biosciences, Cellectis, Celularity, CRISPR Therapeutics, Fate Therapeutics, Gamida Cell, Glycostem, Kiadis Pharma (acquired by Sanofi), Nkarta, NantKwest / ImmunityBio, Precision BioSciences, Poseida, Takeda (in collaboration with The University of Texas MD Anderson Cancer Center) and Wugen, each of which has clinical-stage allogeneic programs, as well as numerous other biopharmaceutical companies, including Astellas, Century Therapeutics, Cytovia, Editas Medicine, Gilead, Indapta Therapeutics, NK Gen, oNKo-Innate, ONK Therapeutics, Senti Bio and Shoreline Biosciences with earlier-stage allogeneic programs. Further, three companies have FDA-approved autologous CAR-T cell therapies indicated for certain hematological malignancies, Novartis, Bristol-Myers Squibb, and Gilead Sciences, Inc. A number of companies are seeking to harness NK or T cell biology through engagers which seek to direct a patient’s own NK or T cells to the site of a tumor. Such competitors include Affimed, Amgen, Dragonfly Therapeutics, Innate Pharma, Servier and other biopharmaceutical companies.

Our competitors will also include companies that are or will be developing other targeted therapies, including small molecule or antibodies for the same indications that we are targeting. It is also possible that new competitors, including those developing similar products or alternatives to cellular immunotherapy product candidates, may emerge and acquire significant market share.

Many of our current or potential competitors have significantly greater financial, technical and human resources, as well as more expertise in research and development, manufacturing, preclinical testing, conducting clinical studies and trials and commercializing and marketing approved products. Mergers and acquisitions in the biopharmaceutical industry may result in even greater resource concentration among a smaller number of competitors.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, discovering, developing, receiving regulatory and marketing approval for or commercializing drugs before we do, which would have an adverse impact on our business and results of operations. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

Our collaboration agreements with Merck and Affimed and any future collaborations with third parties to develop or commercialize our product candidates, mean that our prospects with respect to the product candidates involved will depend in significant part on the success of those collaborations.

Our collaborations, including our collaborations with Merck and Affimed and our Partnered Product Agreement with GC Cell to support the Merck collaboration, and any future collaborations we may enter with third parties, could result in the following risks:

•	collaborators, including GC Cell, Merck and Affimed, have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators, including Merck and Affimed, could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

•

collaborators, including Merck and Affimed, may not properly enforce, maintain or defend our intellectual property rights or may use our proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation, or other intellectual property proceedings;

•

disputes may arise between a collaborator and us, including Merck, Affimed or GC Cell, that cause the delay or termination of the research, development or commercialization of the product candidate, or that result in costly litigation or arbitration that diverts management attention and resources;

•

if a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program under such collaboration could be delayed, diminished or terminated; and

•	collaboration agreements may restrict our right to independently pursue new product candidates.

In addition, if conflicts arise between our collaborators and us, our collaborators may act in a manner adverse to us and could limit our ability to implement our strategies. Future collaborators may develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in the withdrawal of support for our product candidates. Our collaborators may preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to the development and commercialization of products. Any of these developments could harm our product development efforts.

As a result, if we enter into collaboration agreements and strategic partnerships or license our intellectual property, products or businesses, such as our agreements with Merck, GC Cell and Affimed, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations, which could delay our timelines or otherwise adversely affect our business. Following a strategic transaction or license, we may not achieve the revenue or specific net income that justifies such transaction.

We may seek to form collaborations in the future with respect to our product candidates, but may not be able to do so, which may cause us to alter our development and commercialization plans.

The advancement of our product candidates and development programs and the potential commercialization of our current and future product candidates will require substantial additional cash to fund expenses. For some of our programs, we may seek to collaborate with pharmaceutical and biotechnology companies to develop and commercialize such product candidates, such as our collaborations with Affimed and with Merck. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business.

We face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Whether we reach a definitive agreement for other collaborations will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the progress of our clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. Further, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for future product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy. Any delays in entering into new collaborations or strategic partnership agreements related to any product candidate we develop could delay the development and commercialization of our product candidates, which would harm our business prospects, financial condition, and results of operations.

We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to generate product revenue.

We have no internal sales, marketing or distribution capabilities, nor have we commercialized a product. If any of our product candidates ultimately receives regulatory approval, we must build a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming, or collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We have no prior experience as a company in the marketing, sale and distribution of biopharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we are not successful in commercializing our products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any product candidate that we may develop.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated adverse effects. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation and significant negative media attention;

•	withdrawal of participants from our clinical trials;

•	significant costs to defend the related litigation and related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	inability to commercialize our product candidates;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	decreased demand for our product candidates, if approved for commercial sale; and

•	loss of revenue.

Our insurance policies may be inadequate, may not cover all of our potential liabilities and may potentially expose us to unrecoverable risks.

We do not carry insurance for all categories of risk that our business may encounter. Although we maintain product liability insurance coverage that also covers our clinical trials, this insurance may not be adequate to cover all liabilities that we may incur, and we may be required to increase our product liability insurance coverage. We anticipate that we will need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. Insurance availability, coverage terms and pricing continue to vary with market conditions. We endeavor to obtain appropriate insurance coverage for insurable risks that we identify. However, we may fail to correctly anticipate or quantify insurable risks, we may not be able to obtain appropriate insurance coverage and insurers may not respond as we intend to cover insurable events that may occur. Any significant uninsured liability may require us to pay substantial amounts, which would materially adversely affect our business, financial condition, results of operations and growth.

In addition, although we are dependent on certain key personnel, we do not have key person life insurance policies on any such individuals. Therefore, if any of our key personnel die or become disabled, we will not receive any compensation to assist with such individual’s absence. The loss of such person could materially adversely affect our business, financial condition, results of operations and growth prospects.

If our information technology systems or data is or were compromised, we could experience adverse impacts resulting from such compromise, including, but not limited to, interruptions to our operations such as our clinical trials, claims that we breached our data protection obligations, harm to our reputation, and a loss of customers or sales.

In the ordinary course of our business, we and third parties upon which we rely collect and store sensitive data, including intellectual property, clinical trial data, proprietary business information, personal data, protected health information, and personally identifiable information of our clinical trial subjects, employees, business partners and service providers, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure, and those of our current and future CROs, may be vulnerable to attacks by hackers or internal bad actors, or breached due to employee error, a technical vulnerability, malfeasance or other disruptions.

Our computer systems, as well as those of our contractors and consultants, are vulnerable to damage from computer viruses, cyber attacks, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product candidate development programs. For example, the loss of preclinical study or clinical trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Additionally, theft of our intellectual property or proprietary business information could require substantial expenditures to remedy. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

In addition to traditional computer “hackers” and threat actors, sophisticated nation-state and nation-state supported actors now engage in attacks (including advanced persistent threat intrusions). We may also be the subject of phishing attacks, viruses, malware installation, server malfunction, software or hardware failures, loss of data or other computer assets, adware or other similar issues. Ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, loss of data (including sensitive customer information), loss of income, significant extra expenses to restore data or systems, reputational loss and the diversion of funds. To alleviate the financial, operational and reputational impact of a ransomware attack, it may be preferable to make extortion payments, but we may be unwilling or unable to do so (including, for example, if applicable laws or regulations prohibit such payments). Similarly, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our services. Additionally, as a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities.

Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Although, to our knowledge, we have not experienced any material security breach to date, any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. While we have taken steps to protect the security of the sensitive information that we handle, including intellectual property, clinical trial data, proprietary business information, personal data, protected health information, and personally identifiable information, there can be no assurance that any security measures that we have implemented will be effective against current or future security threats. Our security measures could fail and result in unauthorized, accidental or unlawful access to, or disclosure, modification, misuse, loss or destruction of, our data, including personal data. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, significant regulatory penalties, and such an event could disrupt our operations, damage our reputation, and cause a loss of confidence in us and our ability to conduct clinical trials, which could adversely affect our reputation and delay clinical development of our product candidates.

Investors’ expectations of our performance relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, employees and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate, including if they believe our policies relating to our Pledge 1% commitment are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased to meet growing investor demand for measurement of corporate responsibility performance. The criteria by which companies’ corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies.

Furthermore, if our competitors’ corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding environmental, social and governance matters, including with respect to the Pledge 1% campaign, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, employees and other stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected.

Risks Related to Government Regulation

The regulatory approval process of the FDA and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval for any of our product candidates, and any such regulatory approval may be for a more narrow indication than we seek.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA and other regulatory authorities in and outside the United States. We are not permitted to market any biological drug product in the United States until we receive approval of a BLA from the FDA. We have not previously submitted a BLA to the FDA, or similar approval filings to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing and controls for the product, including with respect to chain of identity and chain of custody of the product.

Our product candidates could fail to receive regulatory approval from the FDA or a comparable foreign regulatory authority for many reasons, including:

•	disagreement with the design or conduct of our clinical trials;

•	failure to demonstrate to the satisfaction of regulatory agencies that our product candidates are safe and effective, or have a positive benefit/risk profile for its proposed indication;

•	failure of clinical trials to meet the level of statistical significance required for approval;

•	disagreement with our interpretation of data from preclinical studies or clinical trials;

•	the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a BLA or other submission or to obtain regulatory approval;

•	failure to obtain approval of our manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies or our own manufacturing facility; or

•	changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, results of operations and prospects. The FDA or a comparable foreign regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request (including failing to approve the most commercially promising indications), may grant approval contingent on the performance of costly post-marketing clinical studies, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Even if our product candidates meet their safety and efficacy endpoints in clinical trials, the regulatory authorities may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval.

We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain licensure of the product candidates based on the completed clinical trials, as the FDA often adheres to the Advisory Committee’s recommendations. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process. Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained. Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of narrow indications, warnings or a risk evaluation and mitigation strategy (REMS). These regulatory authorities may require labeling that includes precautions or contra-indications with respect to conditions of use, or they may grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates and materially adversely affect our business, financial condition, results of operations and prospects.

The regulatory landscape that will govern our product candidates is uncertain; regulations relating to cell therapy products are still developing, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or unexpected costs in obtaining regulatory approval.

Because we are developing novel NK cell therapy product candidates that are unique biological entities, the regulatory requirements that we will be subject to are not entirely clear and may change.

Regulatory requirements in the United States and in other countries governing cell therapy products have changed frequently and the FDA or other regulatory authorities may change the requirements, or identify different regulatory pathways, for approval for any of our product candidates. For example, within the FDA, the CBER restructured and created a new Office of Tissues and Advanced Therapies to better align its oversight activities with FDA Centers for Drugs and Medical Devices. It is possible that over time new or different divisions may be established or be granted the responsibility for regulating cell therapy products, including NK and CAR-NK cell products such as ours. As a result, we may be required to change our regulatory strategy or to modify our applications for regulatory approval, which could delay and impair our ability to complete the preclinical and clinical development and manufacture of, and obtain regulatory approval for, our product candidates.

In addition to FDA oversight and oversight by IRBs under guidelines promulgated by the National Institutes of Health (NIH) gene therapy clinical trials are also subject to review and oversight by an institutional biosafety committee (IBC) a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. Before a clinical study can begin at any institution, that institution’s IRB, and its IBC assesses the safety of the research and identifies any potential risk to public health or the environment. While the NIH guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH guidelines voluntarily follow them. Moreover, serious adverse events or developments in clinical trials of cell therapy product candidates conducted by others may cause the FDA or other regulatory bodies to initiate a clinical hold on our clinical trials or otherwise change the requirements for approval of any of our product candidates. Although the FDA decides whether individual gene therapy protocols may proceed, the review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical trial, even if the FDA has reviewed the trial and approved its initiation. Changes in regulatory authorities and advisory groups, or any new requirements or guidelines they promulgate, may lengthen the regulatory review process, require us to perform additional studies, increase our development and manufacturing costs, lead to changes in regulatory pathways, positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. In addition, adverse developments in clinical trials of cell therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.

These various regulatory review committees and advisory groups and new or revised guidelines that they promulgate from time to time may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. Even if our product candidates obtain required regulatory approvals, such approvals may later be withdrawn as a result of changes in regulations or the interpretation of regulations by applicable regulatory agencies.

Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to operate our business as planned and to generate sufficient product revenue to maintain our business.

We may seek orphan drug designation for some or all of our product candidates across various indications, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. In order to obtain orphan drug designation, the request must be made before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. In the EU a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. Orphan designated products enjoy similar incentives as in the United States, including 10 years of market exclusivity (once approved).

If a product that has orphan drug designation subsequently receives the first FDA approval of that particular product for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same drug (including biologic) for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. As a result, even if one of our product candidates receives orphan exclusivity, the FDA can still approve other biologics that do not have the same principal molecular structural features for use in treating the same indication or disease or the same biologic for a different indication or disease during the exclusivity period. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product or if a subsequent applicant demonstrates clinical superiority over our product.

We have not received orphan drug designation in the United States for any product candidate, and we may never receive such designation. We may seek orphan drug designation for some or all of our product candidates in specific orphan indications in which there is a medically plausible basis for the use of these products. Even if we obtain orphan drug designation, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition, or if a subsequent applicant demonstrates clinical superiority over our products, if approved. In addition, although we may seek orphan drug designation for other product candidates, we may never receive such designations In addition, orphan drug exclusivity does not prevent the FDA or EMA from approving competing drugs for the same or similar indication containing a different active ingredient. In addition, if a subsequent drug is approved for marketing for the same or a similar indication as any of our product candidates that receive marketing approval, we may face increased competition and lose market share regardless of orphan drug exclusivity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

We may seek special designations by the regulatory authorities to expedite regulatory approvals, but may not be successful in receiving these designations, and even if received, they may not benefit the development and regulatory approval process.

We may seek various designations by regulatory authorities, such as Regenerative Medicine Advanced Therapy Designation (RMAT) Breakthrough Therapy Designation, Fast Track Designation, or Priority Medicine (PRIME) Designation from regulatory authorities, for any product candidate that we develop. A product candidate may receive RMAT designation from the FDA if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening condition, and preliminary clinical evidence indicates that the product candidate has the potential to address an unmet medical need for such condition. RMAT designation provides potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate, and potential eligibility for rolling review and priority review. Products granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites post-approval, if appropriate. RMAT-designated products that receive accelerated approval may, as appropriate, fulfill their post-approval requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real world evidence (such as electronic health records); through the collection of larger confirmatory data sets; or via post-approval monitoring of all patients treated with such therapy prior to approval of the therapy.

A Breakthrough Therapy is defined by the FDA as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the study can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens.

If a drug is intended for the treatment of a serious or life-threatening condition or disease, and nonclinical or clinical data demonstrate the potential to address an unmet medical need, the product may qualify for Fast Track Designation, for which sponsors must apply. The FDA has broad discretion whether or not to grant this designation. If granted, fast track designation makes a drug eligible for more frequent interactions with FDA to discuss the development plan and clinical trial design, as well as rolling review of the application, which means that the company can submit completed sections of its marketing application for review prior to completion of the entire submission. Products with Fast Track designation may also be eligible for accelerated approval and priority review, if the relevant criteria are met.

PRIME is a voluntary scheme launched by the EMA to strengthen support for the development of medicines that target an unmet medical need and are expected to be of major public health interest through enhanced interaction and early dialogue with developers of promising medicines in order to optimize development plans and speed up evaluation to help such medicines reach patients earlier. PRIME provides incentives similar to the Breakthrough Therapy designation in the United States. Such products are generally, but not always, eligible for accelerated assessment (according to which the timeframe for the evaluation of a centralized marketing authorization application in the EU is reduced to 150 days, excluding clock stops).

Seeking and obtaining these designations is dependent upon results of our clinical program, and we cannot guarantee whether and when we may have the data from our clinical programs to support an application to obtain any such designation. The FDA and the EMA, as applicable, have broad discretion whether or not to grant any of these designations, so even if we believe a particular product candidate is eligible for one or more of these designations, the applicable regulatory authority may determine not to grant it. Even if we do receive the designations we may apply for, we may not experience a faster development process, review or approval compared to conventional FDA or EMA procedures, as applicable. The FDA or EMA, as applicable, may rescind any granted designations if it believes that the designation is no longer supported by data from our clinical development program.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA, other marketing application and previous responses to inspectional observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. In addition, the FDA could require us to conduct another study to obtain additional safety or biomarker information.

Further, we will be required to comply with FDA and other regulatory authorities’ promotion and advertising rules, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as “off-label use”), limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet and social media. Although the FDA and other regulatory authorities do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment, they do restrict promotional communications from companies or their sales force with respect to off-label uses of products for which marketing clearance has not been issued. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party suppliers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, untitled letters, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications submitted by us or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of our product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

FDA and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the any administration may impact our business and industry. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

We expect the product candidates we develop will be regulated as biologics, and therefore they may be subject to competition sooner than anticipated.

The Biologics Price Competition and Innovation Act of 2009 (BPCIA) was enacted as part of the Patient Protection Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the Affordable Care Act), to establish an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the reference product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when processes intended to implement BPCIA may be fully adopted by the FDA, any of these processes could have a material adverse effect on the future commercial prospects for our biological products.

We believe that any of the product candidates we develop that is approved in the United States as a biological product under a BLA, if any, should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

In addition, the approval of a biologic product biosimilar to one of our products could have a material adverse impact on our business as it may be significantly less costly to bring to market and may be priced significantly lower than our products.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new biologics or modifications to cleared or approved biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, in July 2020 the FDA resumed certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA utilized this risk-based assessment system to assist in determining when and where it was safest to conduct prioritized domestic inspections. Additionally, on April 15, 2021, the FDA issued a guidance document in which the FDA described its plans to conduct voluntary remote interactive evaluations of certain drug manufacturing facilities and clinical research sites, among other facilities. According to this guidance, the FDA may request such remote interactive evaluations when the FDA determines that remote evaluation would be appropriate based on mission needs and travel limitations. In May 2021, the FDA outlined a detailed plan to move toward a more consistent state of inspectional operations, and in July 2021, the FDA resumed standard inspectional operations of domestic facilities and was continuing to maintain this level of operation as of September 2021. More recently, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business

Even if we obtain regulatory approval of our product candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community.

The use of allogeneic NK cells as a potential cancer treatment may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers and others in the medical community. Factors that will influence whether our product candidates are accepted in the market include:

•	the clinical indications for which our product candidates are approved;

•	physicians, hospitals, cancer treatment centers and patients considering our product candidates as a safe and effective treatment;

•	the potential and perceived advantages of our product candidates over alternative treatments;

•	the incidence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	limitations or warnings contained in the labeling approved by the FDA or other regulatory authorities;

•	the timing of market introduction of our product candidates as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	our pricing and the availability of coverage and adequate reimbursement by third-party payors, including government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of coverage and adequate reimbursement by third-party payors, including government authorities;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	the effectiveness of our sales and marketing efforts.

If our product candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, we will not be able to generate significant revenue. Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates, if approved, profitably.

Successful sales of our product candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In addition, because our product candidates represent new approaches to the treatment of cancer, we cannot accurately estimate the potential revenue from our product candidates. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may also be particularly difficult because of the higher prices often associated with such drugs. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Obtaining coverage and adequate reimbursement from third-party payors is critical to new product acceptance.

Third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. Even if we obtain coverage for a given product, if the resulting reimbursement rates are insufficient, hospitals may not approve our product for use in their facility or third-party payors may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used. Further, from time to time, the Centers for Medicare & Medicaid Services (CMS) revises the reimbursement systems used to reimburse health care providers, including the Medicare Physician Fee Schedule and Outpatient Prospective Payment System, which may result in reduced Medicare payments. In some cases, private third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from private third-party payors, and reduce the willingness of physicians to use our product candidates.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Additionally, any companion diagnostic test that we develop will be required to obtain coverage and reimbursement separate and apart from the coverage and reimbursement we seek for our product candidates, if approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in Europe, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. Some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country. Even if a pharmaceutical product obtains a marketing authorization in the EU, there can be no assurance that reimbursement for such product will be secured on a timely basis or at all.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if government and other third-party payors fail to provide coverage and adequate reimbursement. We expect downward pressure on pharmaceutical pricing to continue. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Our relationships with customers, physicians, and third-party payors are subject, directly or indirectly, to federal, state, local and foreign healthcare fraud and abuse laws, false claims laws, transparency laws, health information privacy and security laws, and other healthcare laws and regulations. If we or our employees, independent contractors, consultants, commercial partners and vendors violate these laws, we could face substantial penalties.

Healthcare providers and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare providers, third-party payors, customers, and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may impact, among other things, our clinical research program, as well as our proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services is subject to extensive laws and regulations designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive and other business arrangements. We may also be subject to federal, state and foreign laws governing the privacy and security of identifiable patient information. The U.S. healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, any person or entity from knowingly and willfully, offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, the purchasing, leasing, ordering or arranging for the purchase, lease, or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Practices that may be alleged to be intended to induce prescribing, purchases or recommendations, including any payments of more than fair market value, may be subject to scrutiny if they do not qualify for an exception or safe harbor. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation;

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federal civil and criminal false claims laws, including the federal civil False Claims Act (FCA) and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal government programs that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government, including federal healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Private individuals, commonly known as “whistleblowers,” can bring federal civil FCA qui tam actions, on behalf of the government and such individuals and may share in amounts paid by the entity to the government in recovery or settlement;

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the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and their respective implementing regulations, which impose requirements on covered entities, including certain healthcare providers, health plans, and healthcare clearinghouses, and their respective business associates that perform services for them that involve creating, receiving maintaining or transmitting protected health information (PHI) and their subcontractors that use, disclose, access, or otherwise process PHI, relating to the privacy, security and transmission of individually identifiable health information. Penalties for HIPAA violations can be significant. They vary greatly depending on the nature of violation, and could include civil monetary or criminal penalties. HIPAA also authorizes state attorneys general to file suit under HIPAA on behalf of state residents. Courts can award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for HIPAA violations, its standards have been used as the basis for a duty of care claim in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified nurse midwives), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Additionally, we may be subject to state, local and foreign equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope. For example, in the EU, interactions between pharmaceutical companies and health care professionals and health care organizations are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct both at EU level and in the individual EU Member States. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of pharmaceutical products is prohibited in the EU. Relationships with healthcare professionals and associations are subject to stringent anti-gift statutes and anti-bribery laws, the scope of which differs across the EU. In addition, national “Sunshine Acts” may require pharmaceutical companies to report/publish transfers of value provided to health care professionals and associations on a regular (e.g. annual) basis.

Also, we may be subject to the following: state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental, third-party payors, including private insurers, or that apply regardless of payor; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require the reporting of information related to drug pricing; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, including certain arrangements we have with physicians who are paid in the form of stock or stock options for services provided to us, could be subject to challenge under one or more of such laws. If we or our employees, independent contractors, consultants, commercial partners and vendors violate these laws, we may be subject to investigations, enforcement actions and/or significant penalties. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

The advancement of healthcare reform may negatively impact our ability to profitably sell our product candidates, if approved.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to profitably sell our product candidates, if approved. In particular, in 2010 the Affordable Care Act was enacted. The Affordable Care Act and its implementing regulations, among other things, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs and certain biologics, including our product candidates, under the Medicaid drug rebate program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid drug rebate program, extended the Medicaid drug rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research. Additionally, the Affordable Care Act allowed states to implement expanded eligibility criteria for Medicaid programs, imposed a new Medicare Part D coverage gap discount program, expanded the entities eligible for discounts under the Public Health

Service pharmaceutical pricing program and implemented a new Patient-Centered Outcomes Research Institute.

Since its enactment, there have been executive, legal and political challenges to certain aspects of the Affordable Care Act. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the Affordable Care Act will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the Affordable Care Act. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act and our business.

Further legislation or regulation could be passed that could harm our business, financial condition and results of operations. Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect beginning on April 1, 2013 and due to subsequent legislative amendments to the statute, including the Infrastructure Investment and Jobs Act, will stay in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, Congress is considering health reform measures as part of other health reform initiatives.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient assistance programs, and reform government program reimbursement methodologies for drugs. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our product candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

We are subject to stringent and changing obligations related to data privacy and information security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; and other adverse business impacts.

We process personal data and other sensitive and confidential information, which subjects us to various obligations related to data privacy and information security. We and our collaborators and third-party providers may be subject to federal, state and foreign data privacy and information security laws and regulations. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act) govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators and third-party providers. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) which may be subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA.

In many jurisdictions, enforcement actions and consequences for noncompliance with data privacy and information security laws and regulations are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards that may legally or contractually apply to us. If we fail to follow these security standards, even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs. Many state legislatures have adopted legislation that regulates how businesses operate, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to customers if certain of their personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. For example, California recently enacted the California Consumer Privacy Act (the CCPA) which became effective on January 1, 2020. The CCPA gives California residents expanded rights, including the rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additionally, the California Privacy Rights Act (the CPRA), was passed in November 2020 and will take effect in January 2023 (with a look back for certain rights to January 2022). The CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. At this time, we do not collect personal information relating to residents of California but should we begin to do so, the CCPA may impose new and burdensome privacy compliance obligations on our business and will raise new risks for potential fines and class actions. We may be subject to additional U.S. privacy regulations in the future, including the Virginia Consumer Data Protection Act (VCDPA) and the Colorado Privacy Act, both of which become effective in 2023.

Foreign data protection laws, including the EU General Data Protection Regulation (the GDPR), may also apply to health-related and other personal information obtained outside of the United States. The GDPR, which came into effect on May 25, 2018, imposes strict requirements for processing the personal data of individuals within the European Economic Area (EEA) and the United Kingdom, including clinical trial data, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. The GDPR imposes strict requirements for the collection, use and disclosure of personal data, including stringent requirements relating to obtaining consent, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches and taking certain measures when engaging third-party processors. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the EU. The same decision also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses (SCCs), can lawfully be used for personal data transfers from Europe to the United States or most other countries. The European Commission recently updated the SCCs, and additional regulatory guidance has been released that seeks to impose additional obligations on companies seeking to rely on the SCCs. European data protection laws also require opt-in consent to send marketing emails or use cookies and similar technologies for advertising, analytics and other purposes – activities on which our marketing strategies may rely. Enforcement of these requirements has increased and a new regulation that has been proposed in the EU, known as the ePrivacy Regulation, may make these requirements more stringent and increase the penalties for violating them. Such restrictions could increase our exposure to regulatory enforcement action, increase our compliance costs, and adversely affect our business. At this time, we do not believe we are subject to the GDPR, but should this change or if we were incorrect in our assessment, the GDPR will increase our responsibility and potential liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new EU data protection rules.

Compliance with U.S. and foreign data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure by us or our collaborators and third-party providers to comply with U.S. and foreign data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose such information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Intellectual Property

We depend substantially on intellectual property rights granted under our agreements with GC Cell. If we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our product candidates.

We are dependent on patents, know-how and proprietary technology, both our own and licensed from others. We depend substantially on our agreements with GC Cell, including the licenses granted thereunder. These licenses may be terminated upon certain conditions. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our product candidates. For example, our proprietary manufacturing methods depend on cell expansion and cryopreservation technology licensed to us by GC Cell. In addition, GC Cell in-licenses some of the intellectual property rights that GC Cell has licensed to us, or that we have the ability to access under our agreements with GC Cell. To the extent these licensors fail to meet their obligations under their license agreements with GC Cell, which we are not in control of, we may lose the benefits of our license agreements with these licensors. In the future, we may also enter into additional license agreements that are material to the development of our product candidates.

We may also enter into additional agreements, including license agreements, with other parties in the future that impose diligence, development and commercialization timelines, milestone payments, royalties, insurance and other obligations on us. We are also obligated to achieve certain development milestones with respect to licensed products in our fields of use within specified time periods. If we fail to comply with our obligations to GC Cell or any of our other current or future collaborators, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any product candidate that is covered by these agreements, which could adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in us having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology.

We may rely on third parties from whom we license proprietary technology to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property we license from them. We may have limited control over these activities or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by these licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We may have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that may be licensed to us. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than if we conduct them ourselves. The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. We may not be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire. Furthermore, we may be unable to in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties, which we identify as necessary for our product candidates.

If we are unable to obtain and maintain patent protection for our technology and product candidates or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely, and will continue to rely, upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our proprietary manufacturing methods, proprietary technologies, product candidate development programs and product candidates. Our success depends in large part on our ability to secure and maintain patent protection in the United States and other countries with respect to our current product candidates and any future product candidates we may develop. We seek to protect our proprietary position by filing or collaborating with our licensors to file patent applications in the United States and abroad related to our proprietary technologies, development programs and product candidates. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Moreover, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

Composition of matter patents for biological and pharmaceutical product candidates often provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. We cannot be certain that the claims in our pending patent applications directed to composition of matter of our product candidates will be considered patentable by the United States Patent and Trademark Office (USPTO) or by patent offices in foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Method of manufacturing patents protect only the manufacturing process. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product, but manufactured by a method that is outside the scope of the patented manufacturing method. Moreover, even if a competitor’s manufacturing process does infringe or contribute to the infringement of method of manufacturing patents, such infringement is difficult to detect and therefore difficult to prevent or prosecute.

It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our proprietary products and technology, including current product candidates, any future product candidates we may develop, and our NK cell therapy technology in the United States or in other foreign countries, in whole or in part. Alternately, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technologies. It is possible that not all potentially relevant prior art relating to our patents and patent applications has been found, which can prevent a patent from issuing from a pending patent application or later invalidate or narrow the scope of an issued patent. For example, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Even if patents do successfully issue and even if such patents cover our current product candidates, any future product candidates we may develop and our NK cell therapy technology, third parties may challenge their validity, ownership, enforceability or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable or circumvented. Any successful challenge to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any of our product candidates or gene regulation technology. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our product candidate, if approved, or practicing our own patented technology. Our competitors may be able to circumvent our patents by developing similar or alternative product candidates in a non-infringing manner. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate and our NK cell therapy platform under patent protection could be reduced. If any of our patents expire or are challenged, invalidated, circumvented or otherwise limited by third parties prior to the commercialization of our product candidate, and if we do not own or have exclusive rights to other enforceable patents protecting our product candidate or technologies, competitors and other third parties could market products and use processes that are substantially similar, or superior, to ours and our business would suffer.

If the patent applications we hold or have in-licensed with respect to our development programs and product candidates fail to issue, if their validity, breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for any of our current or future product candidates or technology, it could dissuade companies from collaborating with us to develop product candidates, encourage competitors to develop competing products or technologies and threaten our ability to commercialize future product candidates. Any such outcome could harm our business.

We are a party to intellectual property license agreements with GC Cell which are important to our business, and we expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, royalties and other obligations on us. See “Business—Licensing Agreements.” If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, or, in some cases, under other circumstances, the licensor may have the right to terminate the license, in which event we would not be able to market product candidate(s) covered by the license.

The patent position of biotechnology and pharmaceutical companies is generally highly uncertain, involves complex legal, scientific and factual questions, and is characterized by the existence of large numbers of patents and frequent litigation based on allegations of patent or other intellectual property infringement or violation. The standards that the USPTO and its foreign counterparts use to grant patents are not always applied predictably or uniformly. In addition, the laws of jurisdictions outside the United States may not protect our rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. Since patent applications in the United States and other jurisdictions are confidential for a period of time after filing, we cannot be certain that we were the first to file for patents covering our inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in the issuance of patents, or may result in the issuance of patents which fail to protect our technology or products, in whole or in part, or which fail to effectively prevent others from commercializing competitive technologies and products.

The issuance of a patent is not conclusive as to its inventorship, ownership, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. We may become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our owned or licensed patent rights. For example, with respect to our licensed patents and patent applications from GC Cell, competitors may claim that they invented the inventions claimed in our issued patents or patent applications prior to the inventors of our licensed patents. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Thus, even if our patent applications issue as patents, they may not issue in a form that will provide us with meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage.

Moreover, patents have a limited lifespan. In the U.S., the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for our current or future product candidates, we may be open to competition from biosimilar versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Third parties may assert claims against us alleging infringement of their patents and proprietary rights, or we may need to become involved in lawsuits to defend or enforce our patents, either of which could result in substantial costs or loss of productivity, delay or prevent the development and commercialization of our product candidates, prohibit our use of proprietary technology or sale of products or put our patents and other proprietary rights at risk.

Our commercial success depends, in part, upon our ability to develop, manufacture, market and sell our product candidates without alleged or actual infringement, misappropriation or other violation of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Litigation relating to infringement or misappropriation of patent and other intellectual property rights in the pharmaceutical and biotechnology industries is common, including patent infringement lawsuits, interferences, derivation and administrative law proceedings, inter partes review and post-grant review before the USPTO, as well as oppositions and similar processes in foreign jurisdictions. The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for or obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell, if approved, our product candidates. In addition, many companies in intellectual property-dependent industries, including the biotechnology and pharmaceutical industries, have employed intellectual property litigation as a means to gain an advantage over their competitors. Numerous U.S., EU and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates, and as the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our product candidates may be subject to claims of infringement of the intellectual property rights of third parties. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us.

We may be subject to third-party claims including patent infringement, interference or derivation proceedings, post-grant review and inter partes review before the USPTO or similar adversarial proceedings or litigation in other jurisdictions. Even if such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize the applicable product candidate unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. There may be third-party patents or patent applications with claims to compositions, formulations, or methods of treatment, prevention use, or manufacture of our product candidates or technologies. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, or methods of treatment, prevention or use, the holders of any such patents may be able to prohibit our use of those compositions, formulations, methods of treatment, prevention or use or other technologies, effectively blocking our ability to progress the clinical development of or commercialize the applicable product candidate until such patent expires or is finally determined to be invalid or unenforceable or unless we obtained a license.

We also may be subject to third party claims arising from prior employment agreements and/or consulting agreements entered into by our officers, employees, independent contractors and/or consultants. Claims may include breach of nondisclosure, nonuse, noncompetition and non-solicitation provisions, intellectual property assignment and ownership, and misuse or misappropriation of intellectual property, trade secrets and other confidential information, among others. If a court of competent jurisdiction finds that we breached the provisions of third party consulting agreements, we may be prohibited from using certain intellectual property, trade secrets and confidential information, effectively blocking our ability to seek patent protection for our inventions and halting the progress of our clinical development and commercialization efforts.

In addition, defending such claims would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages if we are found to be infringing a third party’s intellectual property rights. These damages potentially include increased damages and attorneys’ fees if we are found to have infringed such rights willfully. Further, if a patent infringement suit is brought against us or our third-party service providers, our development, manufacturing or sales activities relating to the product or product candidate that is the subject of the suit may be delayed or terminated, as parties making claims against us may obtain injunctive or other equitable relief. As a result of patent infringement claims, or in order to avoid potential infringement claims, we may choose to seek, or be required to seek, a license from the third party, which may require payment of substantial royalties or fees, or require us to grant a cross-license under our intellectual property rights. These licenses may not be available on reasonable terms or at all. Even if a license can be obtained on reasonable terms, the rights may be nonexclusive, which would give our competitors access to the same intellectual property rights. If we are unable to enter into a license on acceptable terms, we could be prevented from commercializing one or more of our product candidates, or forced to modify such product candidates, or to cease some aspect of our business operations, which could harm our business significantly. We might also be forced to redesign or modify our product candidates so that we no longer infringe the third-party intellectual property rights, which may result in significant cost or delay to us, or which redesign or modification could be impossible or technically infeasible. Even if we were ultimately to prevail, any of these events could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. Intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays, or prohibit us from manufacturing, importing, marketing or otherwise commercializing our products, services and technology. In addition, if the breadth or strength of protection provided the patents and patent applications we own or in-license is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Competitors may infringe our patents or other intellectual property. If we or one of our licensors were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness lack of written description, or non-enablement. Third parties might allege unenforceability of our patents because during prosecution of the patent an individual connected with such prosecution withheld relevant information, or made a misleading statement. Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. The outcome of proceedings involving assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity of patents, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution, but that an adverse third party may identify and submit in support of such assertions of invalidity. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Our patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors view these announcements in a negative light, the price of our common stock could be adversely affected. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop, manufacture and market our product candidates.

It is possible that our or our licensors’ patent searches or analyses, including but not limited to the identification of relevant patents, analysis of the scope of relevant patent claims or determination of the expiration of relevant patents, are not complete or thorough. It is also possible that we have not identified each and every third-party patent and pending application in the United States, Europe and elsewhere that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. For example, in the United States, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States, the EU and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates could be filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates or the use of our product candidates. After issuance, the scope of patent claims remains subject to construction as determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates. We may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States, the EU or elsewhere that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our product candidates, if approved.

If we fail to identify or correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay monetary damages, we may be temporarily or permanently prohibited from commercializing our product candidates. We might, if possible, also be forced to redesign our product candidates in a manner that no longer infringes third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Our intellectual property licenses with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

We currently depend, and will continue to depend, on our license agreements, including our agreements with GC Cell. Further development and commercialization of our current or any future product candidates may require us to enter into additional license or collaboration agreements, including, potentially, additional agreements with GC Cell or Merck or any of our other licensors. The agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If any of our licenses or material relationships or any in-licenses upon which our licenses are based are terminated or breached, we may:

•	lose our rights to develop and market our products;

•	lose patent protection for our products;

•	lose rights to important confidential know-how for manufacturing our products;

•	experience significant delays in the development or commercialization of our products;

•	incur significant extra costs in order to develop, manufacture, and commercialize our products;

•	not be able to obtain any other licenses on acceptable terms, if at all; or

•	incur liability for damages.

These risks apply to any agreements that we may enter into in the future for our products or for any future product candidates. If we experience any of the foregoing, it could have a material adverse effect on our business, financial condition, results or operations and prospects.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology companies, our success is heavily dependent on our intellectual property, particularly our patents. Obtaining and enforcing patents in the biotechnology and genetic medicine industries involve both technological and legal complexity. Therefore, obtaining and enforcing biotechnology and genetic medicine patents is costly, time-consuming and inherently uncertain. In addition, the Leahy-Smith America Invents Act (AIA) which was passed in September 2011, resulted in significant changes to the U.S. patent system.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents.

We may become involved in opposition, interference, derivation, inter partes review or other proceedings challenging our or our licensors’ patent rights, and the outcome of any proceedings are highly uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our owned or in-licensed patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations, and there are other open questions under patent law that courts have yet to decisively address. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways and could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution, but, the complexity and uncertainty of European patent laws has also increased in recent years. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO, European and other patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO, European and other patent agencies over the lifetime of the patent. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by additional payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance with such provisions will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain the patents and patent applications covering our product candidates or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, it can create opportunities for competitors to enter the market, which would hurt our competitive position and could impair our ability to successfully progress clinical development of or commercialize our product candidates in any indication for which they may be approved.

We enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents covering our product candidates in all countries throughout the world would be prohibitively expensive, and even in countries where we have sought protection for our intellectual property, such protection can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. In-licensing patents covering our product candidates in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all. And in-licensing or filing, prosecuting and defending patents even in only those jurisdictions in which we develop or commercialize our product candidates may be prohibitively expensive or impractical. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection or licensed patents to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection, but where enforcement is not as strong as that in the United States or the EU. These products may compete with our product candidates, and our or our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, we may decide to abandon national and regional patent applications while they are still pending. The grant proceeding of each national or regional patent is an independent proceeding which may lead to situations in which applications may be rejected by the relevant patent office, while substantively similar applications are granted by others. For example, relative to other countries, China has a heightened requirement for patentability and specifically requires a detailed description of medical uses of a claimed drug. Furthermore, generic drug manufacturers or other competitors may challenge the scope, validity or enforceability of our or our licensors’ patents, requiring us or our licensors to engage in complex, lengthy and costly litigation or other proceedings. Generic drug manufacturers may develop, seek approval for and launch generic versions of our products. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or regulations in the United States and the EU, and many companies have encountered significant difficulties in protecting and defending proprietary rights in such jurisdictions. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets or other forms of intellectual property, particularly those relating to biotechnology products, which could make it difficult for us to prevent competitors in some jurisdictions from marketing competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, are likely to result in substantial costs and divert our efforts and attention from other aspects of our business, and additionally could put at risk our or our licensors’ patents of being invalidated or interpreted narrowly, could increase the risk of our or our licensors’ patent applications not issuing, or could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, while damages or other remedies may be awarded to the adverse party, which may be commercially significant. If we prevail, damages or other remedies awarded to us, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition in those jurisdictions.

In some jurisdictions including EU countries, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties under patents relevant to our business, or if we or our licensors are prevented from enforcing patent rights against third parties, our competitive position may be substantially impaired in such jurisdictions.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

The term of any individual patent depends on applicable law in the country where the patent is granted. In the United States, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Even if we or our licensors obtain patents covering our product candidates, when the terms of all patents covering a product expire, our business may become subject to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review and approval of new product candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of marketing exclusivity for our product candidates, our business may be harmed.

In the United States, a patent that covers an FDA-approved drug or biologic may be eligible for a term extension designed to restore the period of the patent term that is lost during the premarket regulatory review process conducted by the FDA. Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Act), which permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. In the EU, our product candidates may be eligible for term extensions based on similar legislation. In either jurisdiction, however, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Even if we are granted such extension, the duration of such extension may be less than our request. If we are unable to obtain a patent term extension, or if the term of any such extension is less than our request, the period during which we can enforce our patent rights for that product will be in effect shortened and our competitors may obtain approval to market competing products sooner. The resulting reduction of years of revenue from applicable products could be substantial.

Our proprietary rights may not adequately protect our technologies and product candidates, and do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to make products that are the same as or similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

•

others, including inventors or developers of our owned or in-licensed patented technologies who may become involved with competitors, may independently develop similar technologies that function as alternatives or replacements for any of our technologies without infringing our intellectual property rights;

•

we or our licensors or our other collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license;

•

we or our licensors or our other collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license;

•

we or our licensors may fail to meet obligations to the U.S. government with respect to in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

•	it is possible that our pending patent applications will not result in issued patents;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents;

•	issued patents that we own or exclusively license may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•

we may not exclusively license our patents and, therefore, may not have a competitive advantage if such patents are licensed to others, including for example, under our license agreements with GC Cell, pursuant to which GC Cell and its upstream licensors retain the exclusive right over certain technologies;

•

our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	ownership, validity or enforceability of our or our licensors’ patents or patent applications may be challenged by third parties; and

•	the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Our reliance on third parties may require us to share our trade secrets, which increases the possibility that our trade secrets will be misappropriated or disclosed, and confidentiality agreements with employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider trade secrets and confidential know-how to be important to our business. We may rely on trade secrets and confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and confidential know-how are difficult to protect, and we have limited control over the protection of trade secrets and confidential know-how used by our licensors, collaborators and suppliers. Because we rely on third parties to manufacture our product candidates, may continue to do so in the future and expect to collaborate with third parties on the development of our current product candidates and any future product candidates we develop, we may, at times, share trade secrets and confidential know-how with them. We also conduct joint research and development programs that may require us to share trade secrets and confidential know-how under the terms of our research and development partnerships or similar agreements. Under such circumstances, trade secrets and confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with us prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. The need to share trade secrets and other confidential know-how increases the risk that such trade secrets and confidential know-how become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our competitive position is based, in part, on our confidential know-how and trade secrets, a competitor’s discovery of our trade secrets and/or confidential know-how or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business and results of operations. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable, and the enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Courts outside the United States are sometimes less willing to protect proprietary information, technology and know-how. Further, we may need to share our trade secrets and confidential know-how with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets or confidential know-how, although our agreements may contain certain limited publication rights. Despite our efforts to protect our trade secrets and confidential know-how, our competitors may discover them, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets and/or confidential know-how would impair our competitive position and have an adverse impact on our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

We may need to license additional intellectual property from third parties, and any such licenses may not be available or may not be available on commercially reasonable terms.

The growth of our business may depend in part on our ability to acquire or in-license additional proprietary rights. For example, our programs may involve product candidates that may require the use of additional proprietary rights held by third parties. Our product candidates may also require specific formulations to work effectively and efficiently. These formulations may be covered by intellectual property rights held by others. We may develop products containing our compositions and pre-existing pharmaceutical compositions. These pharmaceutical products may be covered by intellectual property rights held by others. We may be required by the FDA, EMA or other foreign regulatory authorities to provide a companion diagnostic test or tests with our product candidates. These diagnostic test or tests may be covered by intellectual property rights held by others. We may be unable to acquire or in-license any relevant third-party intellectual property rights that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive, which may allow our competitors access to the same technologies licensed to us.

We may fail to obtain or enforce assignments of intellectual property rights from our employees and contractors.

While it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing an enforceable agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Furthermore, our assignment agreements may not be self-executing or may be breached, and we may be forced to bring or defend claims to determine the ownership of what we regard as our intellectual property, and we may not be successful in such claims. If we fail in bringing or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could materially adversely affect our business, financial condition, results of operations and growth prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect trade secrets, confidential know-how, processes for which patents are difficult to enforce, and any other elements of our product discovery and development processes that involve proprietary information or technology that is not covered by patents. Trade secrets, however, may be difficult to protect. Although we require all of our employees to assign their inventions to us, and require all of our employees and key consultants who have access to our confidential know-how, information, or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.

We do and will continue to employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our licensors, competitors or potential competitors. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, consultants, collaborators, independent contractors and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us and to not use the know-how or confidential information of their former employer or other third parties, we may be subject to claims that we or our employees, consultants, collaborators or independent contractors have inadvertently or otherwise used or disclosed know-how or confidential information of their former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents.

Litigation may be necessary to defend against these claims. We may not be successful in defending these claims, and if we do fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property, which could result in customers seeking other sources for the technology, or in ceasing from doing business with us. Any such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to progress our clinical development programs or commercialize our technology or product candidate. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful, litigation could result in substantial cost and reputational loss and be a distraction to our management and other employees. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations and financial condition.

Risks Related to Employee Matters and Managing Growth

We will need to expand our organization, and we may experience significant challenges in managing this growth as we build our capabilities, which could disrupt our operations.

As of September 30, 2021, we had 36 full-time employees. We will need to significantly expand our organization, and we may have difficulty identifying, hiring and integrating new personnel. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Our future success depends on our ability to retain our key personnel and to attract, retain and motivate qualified personnel.

Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on our executive officers, as well as the other members of our management, scientific and clinical teams. Although we have formal employment agreements with our executive officers, these agreements do not prevent them from terminating their employment with us at any time and, for certain of our executive officers, entitle them to receive severance payments in connection with their voluntary resignation of employment for good reason, as defined in the employment agreements. Additional details regarding these arrangements can be found in the section “Executive and Director Compensation—Employment Arrangements with our Named Executive Officers.”

If we lose one or more of our executive officers or key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of highly specialized skills and experience required to develop, gain regulatory approval of and commercialize our product candidates successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel on acceptable terms given the competition among numerous biopharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be engaged by entities other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to advance the clinical development of and commercialize product candidates will be limited.

Our employees and independent contractors, including consultants, vendors, and any third parties we may engage in connection with development and commercialization may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could harm our business.

Misconduct by our employees and independent contractors, including consultants, vendors, and any third parties we may engage in connection with development and commercialization, could include intentional, reckless or negligent conduct or unauthorized activities that violate: (1) the laws and regulations of the FDA, EMA and other similar regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (2) manufacturing standards; (3) data privacy, security, fraud and abuse and other healthcare laws and regulations; or (4) other laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creation of fraudulent data in preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

We may engage in acquisitions that could disrupt our business, cause dilution to our stockholders or reduce our financial resources.

In the future, we may enter into transactions to acquire other businesses, products or technologies. If we do identify suitable candidates, we may not be able to make such acquisitions on favorable terms, or at all. Any acquisitions we make may not strengthen our competitive position, and these transactions may be viewed negatively by patients, collaborators, third party payors or investors. We may decide to incur debt in connection with an acquisition or issue our common stock or other equity securities to the stockholders of the acquired company, which would reduce the percentage ownership of our existing stockholders. We could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by the indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. Acquisitions may also divert management attention from day-to-day responsibilities, increase our expenses and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of future acquisitions or the effect that any such transactions might have on our business, financial position or operating results.

Risks Related to This Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market for our shares may never develop or be sustained following this offering. In addition, the initial price for our common stock in this offering will be determined through negotiations with the underwriters and may vary from the market price of our common stock following this offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive trading market for our shares may also impair our ability to raise capital by selling shares of our common stock or enter into strategic partnerships and transactions by issuing our shares of common stock as consideration. If an active trading market for our common stock does not develop, or is not sustained, you may not be able to sell your shares quickly or at the market price, or at all, and it may be difficult for you to sell your shares without depressing the market price for our common stock.

The trading price of our common stock may be volatile and you could lose all or part of your investment.

The trading price of our common stock after this offering is likely to be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your shares of common stock at or above the initial public offering price. The market price for our common stock may be influenced by those factors discussed in this “Risk Factors” section and many other factors, including:

•	timing and results of our preclinical studies and clinical trials or those of our competitors;

•	the costs and timing of manufacturing for our product candidates, including developing our own manufacturing capabilities;

•	the success of existing or new competitive therapies, products or technologies;

•	development of new product candidates that may address our markets and make our product candidates less attractive;

•	failure or discontinuation of any of our research or development programs;

•	any termination or loss of rights under our GC Cell Research Services Agreement and our Master Agreement for Manufacturing Services (the Manufacturing Agreement) with GC Cell;

•	changes in the level of expenses related to any of our research or development programs;

•	developments related to any existing or future collaborations;

•	the recruitment or departure of key personnel;

•	regulatory or legal developments in the United States and other countries;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	changes in the structure of healthcare payment systems;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	changes in failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	actual or expected changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	announcement or expectation of additional financing efforts;

•	sales of common stock by us, our executive officers, directors or principal stockholders, or others;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions;

•	changes in accounting principles; and

•	the other factors described in this “Risk Factors” section and elsewhere in this prospectus.

In addition, the stock market in general and the market for biopharmaceutical companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance of the particular companies affected. Following price volatility, holders of securities may institute securities class action litigation against the issuer. If any of holders of our common stock were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our board of directors and senior management would be diverted from the operation of our business. Any adverse determination in litigation could also subject us to significant liabilities. Further, a decline in the financial markets and related factors beyond our control may cause the price of our common stock to decline rapidly and unexpectedly. If the market price of our common stock following this offering does not exceed the initial public offering price, you may not realize any return on, or you may lose some or all of your investment in us.

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, hold approximately     % of our outstanding common stock. As a result, if these stockholders choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors, the composition of our management and approval of any merger, consolidation, sale of all or substantially all of our assets or other business combination that other stockholders may desire. Any of these actions could adversely affect the market price of our common stock.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of stockholders intend to sell shares of our common stock, could reduce the market price of our common stock. After this offering, we will have              shares of common stock outstanding. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Substantially all of the remaining              shares of common stock initially will be restricted as a result of securities laws, market standoff provisions or lock-up agreements, but will become eligible to be sold after this offering as described in the section titled “Shares Eligible for Future Sale.”

Moreover, after this offering, holders of an aggregate of 27,019,554 shares of common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders, until such shares can otherwise be sold without restriction under Rule 144 under the Securities Act of 1933, as amended (the Securities Act), or until the rights terminate pursuant to the terms of the stockholders agreement between us and such holders. We also intend to register all shares of common stock subject to equity awards issued or reserved for future issuance under our equity compensation plans on a registration statement on Form S-8. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates under Rule 144 under the Securities Act and the market standoff provisions and lock-up agreements described above. Any sales of securities by these stockholders could have a negative impact on the trading price of our common stock

If you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Net tangible book value represents the amount by which our tangible assets exceed our liabilities. Based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), you will experience immediate dilution of $             per share as of September 30, 2021, representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. This dilution is due to our investors who purchased shares prior to this offering having paid a price for their shares that is substantially less than the price offered to the public in this offering, as well as the exercise of stock options granted to our employees. To the extent any outstanding options are exercised, you will experience further dilution. See the section titled “Dilution” for additional information.

Future sales and issuances of our securities, including pursuant to our equity incentive plans, may cause dilution to our stockholders or decrease our stock price.

We expect that significant additional capital may be necessary to continue our planned operations, including for expanding product development, conducting clinical trials and commercializing our product candidates. We may seek additional capital through public or private equity or debt financings or other capital sources, which may include strategic collaborations and other strategic arrangements with third parties, to enable us to complete the development and potential commercialization of our product candidates. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder.

Pursuant to our 2022 Plan, our management is authorized to grant stock options and other equity-based awards to our employees, directors and consultants. Additionally, the number of shares of our common stock reserved for issuance under our 2022 Plan will automatically increase on January 1 of each calendar year, beginning on January 1, 2023 and continuing through and including January 1, 2032, by    % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. In addition, pursuant to our ESPP, the number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2023 (through January 1, 2032), by the lesser of (i)     % of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of the automatic increase, and (ii)             shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

We are an emerging growth company and a smaller reporting company and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, as an “emerging growth company” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have not elected to use this extended transition period under the JOBS Act.

We have taken advantage of the reduced reporting burdens in this prospectus and the information we provide to stockholders will be different than the information that is available with respect to other public companies that are not emerging growth companies. For example, in this prospectus we have only included two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. It is possible that this may cause investors to find our common stock less attractive. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be reduced or more volatile.

Even following the termination of our status as an emerging growth company, we may be able to take advantage of the reduced disclosure requirements applicable to “smaller reporting companies,” as that term is defined in Rule 12b-2 of the Exchange Act, and, in particular, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. To the extent that we are no longer eligible to use exemptions from various reporting requirements, we may be unable to realize our anticipated cost savings from these exemptions, which could have a material adverse impact on our operating results.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We expect that we will use the net proceeds of this offering as set forth in the section titled “Use of Proceeds.” However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a negative impact on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect our reported results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our reported financial position or results of operations. Financial accounting standards in the United States are constantly under review and new pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and are expected to occur again in the future. As a result, we may be required to make changes in our accounting policies. Those changes could affect our financial condition and results of operations or the way in which such financial condition and results of operations are reported. Compliance with new accounting standards may also result in additional expenses. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from business activities to compliance activities. See the section titled “Management’s Discussion and Analysis of Financial Condition and

Results of Operations—Recent Accounting Pronouncements.” As an emerging growth company, the JOBS Act allows us to delay adoption of new or revised accounting standards applicable to public companies until such pronouncements are made applicable to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common stock would be your sole source of gain on an investment in our common stock for the foreseeable future. See the section titled “Dividend Policy” for additional information.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred losses during our history, we expect to continue to incur significant losses for the foreseeable future, and we may never achieve profitability. Under legislation enacted in 2017 informally titled the Tax Cuts and Jobs Act (the Tax Act), as modified by legislation enacted on March 27, 2020, entitled the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act), U.S. federal net operating losses (NOLs), incurred in taxable years beginning after December 31, 2017, can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

As of December 31, 2020, we had $19.6 million of U.S. federal NOLs that can be carried forward indefinitely under current law. Our NOL carryforwards are subject to review and possible adjustment by the U.S. and state tax authorities.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the Code), and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a rolling three-year period, the corporation’s ability to use its pre-change NOL carryforwards, research and development (R&D) credits and certain other tax attributes to offset its post-change income or taxes may be limited. This could limit the amount of NOLs, R&D credit carryforwards or other applicable tax attributes that we can utilize annually to offset future taxable income or tax liabilities. The Company has not completed a Section 382 ownership change analysis. If ownership changes have occurred or occur in the future, the amount of remaining tax attribute carryforwards available to offset taxable income and income tax expense in future years may be restricted or eliminated. Ownership changes and/or changes to U.S. tax rules in respect of the utilization of NOLs, R&D credits and other applicable tax attributes could further affect our ability to use our tax attributes in the future. Subsequent ownership changes and changes to the U.S. tax rules in respect of the utilization of NOLs, R&D credits and other applicable tax attributes carried forward may further affect the limitation in future years. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California recently imposed limits on the usability of California state NOL carryforwards to offset taxable income in taxable years beginning after 2019 and before 2023. As a result, we may be unable to use all or a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. For example, the CARES Act modified certain provisions of the Tax Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Act or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

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permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

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provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then outstanding common stock;

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provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

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do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose;

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provide that special meetings of our stockholders may be called only by the Chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

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provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our current or former directors, officers or other employees governed by the internal affairs doctrine or otherwise related to our internal affairs, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided these provisions of our amended and restated certificate of incorporation and amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and

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provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law (Section 203). These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult or costly for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. Also, the choice of forum provisions described above may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits and result in increased costs for investors to bring a claim. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided these provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits and result in increased costs for investors to bring a claim. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. In addition, our amended and restated certificate of incorporation and amended and restated bylaws do not address the alternate courts that will be the appropriate forum if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction.

General Risk Factors

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We may also be subject to more stringent state law requirements. For example, on September 30, 2018, California Governor Jerry Brown signed into law Senator Bill 826, which generally requires public companies with principal executive offices in California to have a minimum number of females on the company’s board of directors. Each public company with principal executive offices in California is required to have at least one female on its board of directors, and by December 31, 2021, will be required to have at least two females on its board of directors if the company has at least five directors, and at least three females on its board of directors if the company has at least six directors. The new law does not provide a transition period for newly listed companies. We are currently compliant with the requirements, but there are no assurances that we will be compliant in the future. If we fail to comply with this new law, we could be fined by the California Secretary of State, with a $100,000 fine for the first violation and a $300,000 fine for each subsequent violation, and our reputation may be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act (Section 404) we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. However, while we remain an emerging growth company or smaller reporting company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. In addition, if we identify one or more material weaknesses as a result of this implementation and evaluation process, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Section 404(a) of the Sarbanes-Oxley Act requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an emerging growth company or smaller reporting company.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our common stock, our share price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our shares could be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our share performance, or if any of our preclinical studies or clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements other than statements of historical facts, including statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, financing needs, plans or intentions relating to product candidates and markets, and business trends and other information contained in this prospectus are forward-looking statements, including statements about:

•	the success, cost, timing and potential indications of our product development activities and clinical trials, including the ongoing clinical trial of AB-101;

•	the timing of our planned IND submissions to the FDA for our product candidates, including AB-201 and AB-202;

•	the timing of the initiation, enrollment and completion of planned clinical trials;

•	the ability to complete our new manufacturing facility in San Diego, California and the cost and timing associated therewith;

•

our ability to obtain and maintain regulatory approval of our product candidates, including AB-101, AB-201 and AB-202 in any of the indications for which we plan to develop them, and any related restrictions, limitations, and/or warnings in the label of an approved product candidate;

•	our ability to obtain funding for our operations, including funding necessary to complete the clinical trials of any of our product candidates, including AB-101, AB-201 and AB-202;

•	our plans to research, develop and commercialize our product candidates, including AB-101, AB-201 and AB-202;

•	our ability to attract and retain collaborators with development, regulatory and commercialization expertise;

•	the size of the markets for our product candidates, and our ability to serve those markets;

•	our ability to successfully commercialize our product candidates, including AB-101, AB-201 and AB-202;

•	the rate and degree of market acceptance of our product candidates, including AB-101, AB-201 and AB-202;

•	our ability to develop and maintain sales and marketing capabilities, whether alone or with potential future collaborators;

•	regulatory developments in the United States and foreign countries;

•	the performance of our third-party suppliers and manufacturers;

•	the success of competing therapies that are or become available;

•	our ability to attract and retain key scientific or management personnel;

•	our use of the net proceeds from this offering;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; and

•

our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates and our ability to operate our business without infringing on the intellectual property rights of others.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” or “will” or the negative of these terms or other similar expressions intended to identify statements about the future. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements in this prospectus by these cautionary statements.

INDUSTRY AND OTHER DATA

Certain market, industry and competitive data included in this prospectus were obtained from our own internal estimates and research, as well as from publicly available information, reports of governmental agencies and academic and industry research, publications and surveys conducted by third parties. In some cases, we do not expressly refer to the sources from which this data is derived. All of the market and industry data used in this prospectus is inherently subject to uncertainties and involve a number of assumptions and limitations. Such data and the industry in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this prospectus titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                 million (or approximately $                 million if the underwriters exercise their option to purchase additional shares in full) from the sale of the shares of common stock offered by us in this offering, assuming an initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A one million share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming that the assumed initial offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on the uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ to fund the development of AB-101, including through ;

•	approximately $ to fund the development of AB-201, including through ;

•	approximately $ to fund the development of AB-202, including through ;

•	approximately $ to fund the development of AB-203, including through ; and

•

the remainder for discovery and preclinical development of additional product candidates and potential additional development of our existing product candidates, as well as headcount costs, construction of facilities, working capital and other general corporate purposes.

We may also use a portion of the remaining net proceeds to in-license, acquire or invest in complementary businesses, technologies, products or assets, although we have no current agreements, commitments or understandings to do so.

Based on our current operating plan, we believe our existing cash and cash equivalents, together with the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements through at least the next                months. After this offering, we will require substantial capital in order to advance our current and future product candidates through clinical trials, regulatory approval and commercialization. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

This expected use of existing cash and cash equivalents and our net proceeds from this offering represent our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Predicting the costs necessary to develop product candidates can be difficult, and we will need substantial additional capital to complete our clinical development of any of our product candidates. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress and costs of our development activities, the status of and results from clinical trials, as well as the status and results from our current and any future collaborations with third parties for our product candidates, and any unforeseen cash needs.

Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2021:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 27,019,554 shares of our common stock and the related reclassification of the convertible preferred stock to permanent equity in connection with the closing of this offering, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the pro forma adjustments set forth above and (ii) our sale of                  shares of common stock in this offering at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited, in thousands, except share and per share data)
Cash and cash equivalents	$169,188	$169,188	$
Convertible preferred stock, par value $0.0001 per share, 27,019,554 shares authorized, 27,019,554 shares issued and outstanding, actual; shares authorized, issued or outstanding, pro forma and pro forma as adjusted	216,413	—
Stockholders’ (deficit) equity:
Common stock, par value $0.0001 per share; 38,198,588 shares authorized, 3,306,748 shares issued and 3,047,675 shares outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	—	3
Additional paid-in capital	3,206	219,616
Accumulated deficit	(82,411)	(82,411)

Total stockholders’ (deficit) equity	(79,205)	137,208

Total capitalization	$137,208	$137,208	$

(1)

The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A one million share increase (decrease) in the number of shares offered by us at the assumed initial public offering price per share of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering pro forma and pro forma as adjusted reflected in the table above excludes:

•	5,280,830 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2021 under our 2020 Plan, with a weighted-average exercise price of $4.63 per share;

•	89,773 shares of common stock issuable upon the vesting and settlement of restricted stock units outstanding as of September 30, 2021 under our 2020 Plan;

•

237,000 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to September 30, 2021 under our 2020 Plan, with a weighted-average exercise price of $11.38 per share;

•

                shares of common stock reserved for future issuance under the 2022 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (which shares include                new shares plus the number of shares (not to exceed                  shares) (i) that remain available for the issuance of awards under the 2020 Plan, at the time the 2022 Plan becomes effective, and (ii) any shares underlying outstanding stock awards granted under the 2020 Plan that, on or after the 2022 Plan becomes effective, terminate or expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive and Director Compensation—Equity Incentive Plans”), as well as any automatic increases in the number of our common stock reserved for future issuance under the 2022 Plan;

•

                shares of our common stock reserved for future issuance under the ESPP, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•	370,865 shares of our common stock reserved for issuance pursuant to the Pledge 1% campaign. See the section titled “Business—Corporate Philanthropy” for more information.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of September 30, 2021, our historical net tangible book value (deficit) was $(79.2) million, or $(23.95) per share of our common stock, based on 3,306,748 shares of common stock outstanding as of such date, including 259,073 shares subject to repurchase. Our historical net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities and convertible preferred stock, which is not included in our stockholders deficit, divided by the total number of shares of common stock outstanding at September 30, 2021.

After giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 27,019,554 shares of our common stock and the related reclassification of the carrying value of our convertible preferred stock to permanent equity, in connection with the closing of this offering, and assuming the occurrence of the conversion on September 30, 2021, our pro forma net tangible book value as of September 30, 2021 would have been approximately $137.2 million, or approximately $4.52 per share of our common stock.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after closing of this offering. After giving further effect to the sale of                 shares of our common stock that we are offering at the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2021 would have been $                million, or approximately $                per share. This amount represents an immediate increase in pro forma net tangible book value of $                per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $                per share to new investors participating in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$

Historical net tangible book value (deficit) per share at September 30, 2021, before giving effect to this offering	$(23.95)
Pro forma increase in historical net tangible book value (deficit) per share as of September 30, 2021 attributable to conversion of all outstanding shares of convertible preferred stock described above	28.47

Pro forma net tangible book value per share as of September 30, 2021, before giving effect to this offering	4.52

Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $                , and dilution in pro forma net tangible book value per share to new investors by approximately $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $                and decrease the dilution to investors participating in this offering by approximately $                per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, a decrease of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $                and increase the dilution to investors participating in this offering by approximately $                per share, assuming the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase up to                 additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $                per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $                per share and the dilution per share to new investors would be $                per share, in each case assuming an initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus.

To the extent that outstanding options with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, or if any restricted stock units vest and settle, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2021, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculation below is based on the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration				Weighted- Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders			%	$			%	$
Investors participating in this offering								$

Total		100.0%			$	100.0%

Each $1.00 increase in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $                 million, $                 million and $                , respectively, while each $1.00 decrease in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $                 million, $                 million and $                , respectively, and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $                 million, $                 million and $                , respectively, assuming the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables and calculations exclude:

•	5,280,830 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2021 under our 2020 Plan, with a weighted-average exercise price of $4.63 per share;

•	89,773 shares of common stock issuable upon the vesting and settlement of restricted stock units outstanding as of September 30, 2021 under our 2020 Plan;

•

237,000 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to September 30, 2021 under our 2020 Plan, with a weighted-average exercise price of $11.38 per share;

•

                    shares of common stock reserved for future issuance under the 2022 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (which shares include                new shares plus the number of shares (not to exceed                shares) (i) that remain available for the issuance of awards under the 2020 Plan, at the time the 2022 Plan becomes effective, and (ii) any shares underlying outstanding stock awards granted under the 2020 Plan that, on or after the 2022 Plan becomes effective, terminate or expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive and Director Compensation—Equity Incentive Plans”), as well as any automatic increases in the number of our common stock reserved for future issuance under the 2022 Plan;

•

                    shares of our common stock reserved for future issuance under the ESPP, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•	370,865 shares of our common stock reserved for issuance pursuant to the Pledge 1% campaign. See the section titled “Business—Corporate Philanthropy” for more information.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

We have elected to comply with Item 301 of Regulation S-K, as amended February 10, 2021 and are omitting this disclosure in reliance thereon.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

Our mission is to deliver highly effective, off-the-shelf, allogeneic, NK cell-based therapies that are safe and accessible to cancer patients. Our established Manufacturing-First approach has enabled us to produce, store and ship our product candidates and make them accessible like traditional protein biologic therapies. Our lead product candidate, AB-101, is an off-the-shelf NK cell therapy that is currently being studied in a Phase 1/2 trial with rituximab in patients with NHL. We are also developing AB-201 and AB-202, our first two CAR-NK product candidates. We plan to submit an IND for AB-201 in the second half of 2022 and for AB-202 in 2023. We are leveraging our proprietary platform and manufacturing capabilities to generate a broad pipeline of off-the-shelf NK cell therapeutic candidates for the treatment of hematologic malignancies and solid tumors.

We commenced our operations in 2019 and have devoted substantially all of our resources to date to organizing and staffing our company, business planning, raising capital, licensing key intellectual property from and collaborating with GC Cell, formerly GC Lab Cell Corporation, on research and development of our product candidates, scaling up product candidate manufacturing, establishing cold chain delivery logistics, and preparing for our ongoing and planned preclinical studies and clinical trials. Our operations to date have been funded primarily through the sale and issuance of convertible promissory notes and convertible preferred stock and proceeds from our collaboration with Merck. From our inception through September 30, 2021, we have raised aggregate gross proceeds of $8.0 million from the sale and issuance of convertible promissory notes, $70.0 million from our Series A convertible preferred stock financing and $120.0 million from our Series B convertible preferred stock financing. As of September 30, 2021, we had cash and cash equivalents of $169.2 million. Based on our current operating plan, we believe that our existing cash and cash equivalents, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditures through at least the next        months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. We have incurred net losses and negative cash flows from operations since our inception and expect to continue to incur significant and increasing operating losses for the foreseeable future. We do not have any products approved for sale, we have not generated any revenue from the sale of products or royalties, and our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more of our current or future product candidates.

Our net losses for the period from February 14, 2019 (inception) to December 31, 2019 and for the year ended December 31, 2020 were $4.0 million and $18.0 million, respectively. Our net losses for the nine months ended September 30, 2020 and 2021 were $12.1 million and $60.4 million, respectively. As of September 30, 2021, we had an accumulated deficit of $82.4 million. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical development activities, other research and development activities and capital expenditures. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate our expenses will increase substantially as we seek to advance our product candidates through preclinical and clinical development, expand our research and development activities, develop new product candidates, complete clinical trials, seek regulatory approval and, if we receive regulatory approval, commercialize our products, as well as hire additional personnel, protect our intellectual property, and, following this offering, incur additional costs associated with being a public company.

We have never generated any revenue and do not expect to generate any revenues from product sales unless and until we successfully complete development of and obtain regulatory approval for our product candidates, which will not be for several years, if ever. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our cash needs through a combination of public or private equity or debt financings or other capital sources, which may include strategic collaborations and other strategic arrangements with third parties. However, we may not be able to raise additional funds or enter into such other arrangements when needed or on favorable terms, or at all. If we are unable to raise additional capital or enter into such arrangements when needed, we could be forced to delay, limit, reduce or terminate our research and development programs or future commercialization efforts, or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

The manufacturing of our cell therapy products is novel and complex, and we have invested substantial resources to optimize the manufacturing process of our product candidates, including selection and optimization of cord blood units, establishing cold chain supply logistics and leveraging the cGMP manufacturing facility of GC Cell to expand NK cells and create our product candidates. We do not own or operate manufacturing facilities. We currently solely rely on GC Cell for the manufacture our product candidates. We also currently rely on other third-parties to ship and store our cord blood units and drug product lots, viral vectors, and master and working feeder cell banks, as well as other components used in the manufacturing process for our product candidates, and we expect to continue to do so to meet our preclinical, clinical and potential commercial activities. We expect GC Cell will be capable of providing and processing sufficient quantities of our product candidates to meet anticipated clinical trial demands cost-effectively. However, any disruption in the supply or manufacture of our product candidates could result in delays in our preclinical studies and clinical trials, and increase the costs of our research and development activities. We plan to continue to invest in our manufacturing capability and cryopreservation techniques to continuously improve our production and supply chain capabilities over time. We are currently building a new research and cGMP manufacturing center in our new leased facility in San Diego, California, which is expected to be fully functional in 2022.

The global COVID-19 pandemic continues to evolve, and we will continue to monitor the COVID-19 situation closely. The extent of the impact of the COVID-19 pandemic on our business, operations and clinical development timelines and plans remains uncertain, and will depend on certain developments, including its impact on our clinical trial enrollment, trial sites, CROs, GC Cell and other third-party manufacturers, and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. The ultimate impact of the

COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. To the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel and most of our non-lab based employees working remotely. We will continue to actively monitor the evolving situation related to COVID-19 and may take further actions that alter our operations, including those that may be required by federal, state or local authorities, or that we determine are in the best interests of our employees and other third parties with whom we do business. At this point, the extent to which the COVID-19 pandemic may affect our business, operations and clinical development timelines and plans, including the resulting impact on our expenditures and capital needs, remains uncertain and is subject to change.

Financial Operations Overview

GC Cell and Related Agreements

We have entered into several agreements with GC Cell and related entities concerning our NK cell therapy platform and manufacturing of our core products, as described below.

Option and License Agreement with GC Cell

In September 2019, we entered into an option and license agreement with GC Cell, as amended in June 2020 (the Core Agreement). Under the Core Agreement, GC Cell granted us an exclusive, royalty-bearing license, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC Cell relating to non-genetically modified and genetically modified NK cells, and culturing, engineering, manufacturing thereof, to research, develop, manufacture, and commercialize NK cell pharmaceutical products in the Artiva Territory, which is anywhere in the world except for Asia, Australia, and New Zealand. GC Cell retained rights under the license to allow it and its affiliates to perform obligations under the Core Agreement and other agreements between us and them.

Under the Core Agreement, GC Cell agreed to conduct a discovery, research, preclinical development, and manufacturing program under a plan approved by the JSC, to generate and identify product candidates for nomination as option candidates. GC Cell will bear all costs for its work under the R&D Plan, except that Artiva will bear all costs for completing IND-enabling activities performed by GC Cell on behalf of Artiva, other than certain efficacy studies.

For each product candidate determined by the JSC to be an option candidate, we have an exclusive option under the Core Agreement to obtain an exclusive, sublicensable license to research, develop, manufacture and commercialize such candidate in the Artiva Territory for any therapeutic, prophylactic or diagnostic uses in humans, on economic terms to be determined in good faith by the parties. GC Cell retains exclusive rights to the licensed technology in Asia, Australia, and New Zealand, though we have the right to request, and GC Cell has agreed to consider in good faith, inclusion of Australia, New Zealand, and/or specific countries in Asia in the Artiva Territory on a product-by-product basis. If we elect not to exercise the option with respect to a particular option candidate, GC Cell retains the right to continue development of such candidate. To-date, we have exercised our rights to license three option candidates, AB-101, AB-201, and AB-202, as described below.

We have control over and will bear the costs of the development, regulatory, manufacturing, and commercialization activities relating to the option candidates for which we have exercised our option, each a licensed product. Accordingly, we have certain diligence obligations and must use commercially reasonable efforts to develop and seek regulatory approval for each licensed product in at least one indication in the United States and the EU, and following regulatory approval in a country, to commercialize such licensed product in at least one indication in such country. The Core Agreement provides that we have the right to engage GC Cell or its appropriate affiliate to provide research and manufacturing services for the licensed products being developed by us in the Artiva Territory under separately executed service agreements.

Under the Core Agreement, we are obligated to pay a low single-digit percentage royalty on net sales of any licensed products, the manufacture, use or sale of which is claimed by or uses any Core IP. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country.

AB-101 Selected Product License Agreement

In November 2019, we entered into a license agreement with GC Cell for our AB-101 product candidate (the AB-101 Agreement). AB-101 is the first product for which we exercised our option under the Core Agreement. Under the AB-101 Agreement, GC Cell granted us an exclusive, royalty-bearing license in the Artiva Territory, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC Cell, to research, develop, manufacture, and commercialize AB-101.

Under the AB-101 Agreement, we are obligated to pay tiered royalties in the low-mid to high single-digit percentage range on annual net sales of any licensed AB-101 products. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed AB-101 product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country. We are also obligated to make milestone payments to GC Cell of (i) up to $22 million upon the first achievement of certain development milestones, and (ii) up to $55 million upon the first achievement of certain sales milestones.

AB-201 Selected Product License Agreement

In October 2020, we entered into a license agreement with GC Cell for our AB-201 product candidate (the AB-201 Agreement). AB-201 is the second product for which we exercised our option under the Core Agreement. Under the AB-201 Agreement, GC Cell granted us an exclusive, royalty-bearing license in the Artiva Territory, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC Cell, to research, develop, manufacture, and commercialize AB-201.

Under the AB-201 Agreement, we paid a one-time, upfront fee of $0.3 million as reimbursement of certain costs previously incurred by GC Cell relating to AB-201. We are obligated to pay tiered royalties in the mid to high single-digit percentage range on annual net sales of any licensed AB-201 products. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed AB-201 product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country. We are also obligated to make milestone payments to GC Cell of (i) up to $25 million upon the first achievement of certain development milestones, and (ii) up to $55 million upon the first achievement of certain sales milestones.

AB-202 Selected Product License Agreement

In March 2021, we entered into a license agreement with GC Cell for our AB-202 product candidate (the AB-202 Agreement). Under the AB-202 Agreement, GC Cell granted us an exclusive, royalty-bearing license in the Artiva Territory, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC Cell, to research, develop, manufacture, and commercialize AB-202.

Under the AB-202 Agreement, we paid a one-time, upfront payment of $2.5 million. We are also obligated to pay tiered royalties in the mid to high single-digit percentage range on annual net sales of any licensed AB-202 products. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed AB-202 product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country. We are also obligated to make milestone payments to GC Cell of (i) up to $29 million upon the first achievement of certain development milestones, and (ii) up to $55 million upon the first achievement of certain sales milestones.

Research Services Agreement with GC Cell

As contemplated by the Core Agreement, in August 2020 we entered into the GC Cell Research Services Agreement, under which GC Cell agreed to provide research services in support of the research and development of one or more of the products we have licensed from GC Cell. The Agreement provides that the parties will agree to specific projects as work orders under the GC Cell Research Services Agreement. Each work order shall set forth, upon terms mutually agreeable to GC Cell and us, the specific services to be performed by GC Cell, the timeline and schedule for the performance of the services, and the compensation to be paid by us to GC Cell for the provision of such services, as well as any other relevant terms and conditions. Unless otherwise agreed by the parties in a work order, GC Cell will own all intellectual property generated in the course of its provision of services under the Agreement, and all such intellectual property, to the extent related to or arising from the licensed technology under the Core Agreement and selected product license agreements, including the AB-101 Agreement, the AB-201 Agreement, and the AB-202 Agreement, will be included in the licenses granted to Artiva thereunder.

Master Manufacturing Agreement with GC Cell

In March 2020, we entered into the Manufacturing Agreement with GC Cell, under which GC Cell agreed to manufacture specified products under individual work orders for use in our Phase 1 and Phase 2 clinical trials. Each work order will contain an estimated budget of service fees and out-of-pocket costs to be incurred in the performance of services under the agreement and the work order, as well as additional terms and conditions relating to the estimated budget. We will own all results and data generated by GC Cell under the Manufacturing Agreement.

Merck Exclusive License and Collaboration

In January 2021, we entered into the Exclusive License and Research Collaboration Agreement (the Merck Collaboration Agreement) with Merck for the discovery, development, manufacture and commercialization of CAR-NK cells that target certain solid tumor antigens. Merck paid us $30.0 million upfront for two target programs under the Merck Collaboration Agreement. We are also eligible to receive additional payments for achieving certain development, regulatory approval and sales milestones, as well as royalties on net sales. In addition, we will be reimbursed for the conduct of each research program, including external research costs and manufacture and supply of clinical material for Phase 1 clinical studies.

Concurrent with entering into the Merck Collaboration Agreement, we also entered into an agreement with GC Cell to obtain exclusive, worldwide rights to GC Cell’s CAR-NK technology with respect to the licensed products and to engage GC Cell to perform services in support of the research programs (the Partnered Program License Agreement). We have agreed to reimburse GC Cell for research and development services as these services are provided. Artiva is required to pay GC Cell 100% of regulatory milestones, sales milestones and royalty payments received by Merck relating to products in Asia, Australia and New Zealand and 50% of upfront payments, license fees, regulatory milestones, sales milestones and royalty payments received by Merck relating to products in all other territories.

Components of Results of Operations

Revenue under Collaboration Agreements

To date, we have not generated any revenues from product sales or royalties. Our revenues have been derived from the Merck Collaboration Agreement.

In January 2021, we entered into the Merck Collaboration Agreement, pursuant to which we received an upfront, non-refundable and non-creditable payment of $30.0 million for two target programs, with an additional $15.0 million payable by Merck if we and Merck agree upon a third collaboration target.

Additionally, we are entitled to be reimbursed for the conduct of each research program, including external research costs and manufacture and supply of clinical materials for Phase 1 clinical studies, up to $14.0 million per program, which fees are estimated to be $28.0 million in aggregate for the two target programs.

We concluded that Merck represented a customer and in accordance with ASC 606, we determined that the initial transaction price under the Merck Collaboration Agreement equals $58.0 million, consisting of the upfront, non-refundable and non-creditable payment of $30.0 million and the aggregate estimated research and development fees of $28.0 million. The initial transaction price was allocated evenly to each of the two product targets. In addition, we identified our performance obligations under the Merck Collaboration Agreement, including our grant to Merck of a license to certain of our intellectual property subject to certain conditions, our conduct of research services, and our participation in a joint research committee. We determined that all performance obligations should be accounted for as one combined performance obligation for each target program, and that since no individual performance obligation is distinct, and that the combined performance obligation is transferred over the expected term of the conduct of the research services, which is estimated to be four years which represents the combined terms for the research programs.

For the nine months ended September 30, 2021, we recognized $0.6 million of collaboration revenue under the Merck Collaboration Agreement. As of September 30, 2021, aggregate deferred revenue related to the Merck Collaboration Agreement was $29.7 million.

Operating Expenses

Research and Development

To date, our R&D expenses consist primarily of external and internal costs related to the development of product candidates. R&D expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in R&D are capitalized until the goods or services are received.

External costs include:

•	expenses incurred in connection with research, laboratory consumables and preclinical studies;

•

expenses incurred in connection with conducting clinical trials including investigator grants and site payments for time and pass-through expenses and expenses incurred under agreements with CROs other vendors or central laboratories and service providers engaged to conduct our trials;

•	the cost of consultants engaged in R&D related services and the cost to manufacture cell therapy products for use in our preclinical studies and clinical trials;

•	costs related to regulatory compliance; and

•	the cost of annual license fees.

Internal costs include:

•	employee-related expenses, including salaries, related benefits, travel and stock-based compensation expenses for employees engaged in R&D functions; and

•	facilities, depreciation and other expenses, which include allocated expenses for rent and maintenance of facilities, insurance and supplies.

R&D activities are central to our business model. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. In addition, future regulatory factors beyond our control may impact our clinical development programs. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates. However, we expect that our R&D expenses will increase substantially in connection with our planned preclinical and clinical development activities in the near term and in the future.

The successful development of our product candidates is highly uncertain. This is due to numerous risks and uncertainties, including the following:

•	successful completion of preclinical studies and clinical trials and the results therefrom;

•	delays in regulators or institutional review boards authorizing us or our investigators to commence our clinical trials or in our ability to negotiate agreements with clinical trial sites or CROs;

•	the number of clinical sites included in the trials;

•	our reliance on third parties for the manufacturing our product candidates;

•	having sufficient capital to complete clinical development of our product candidates. which in some cases may require additional funds;

•	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates; and

•	protecting and enforcing our rights in our intellectual property.

A change in the outcome of any of these variables with respect to the development of our product candidates may significantly impact the costs and timing associated with the development of our product candidates. We may never succeed in obtaining regulatory approval for any of our product candidates.

We plan to substantially increase our research and development expenses for the foreseeable future as we continue the development of our product candidates. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future clinical trials and preclinical studies of our current or future product candidates due to the inherently unpredictable nature of clinical and preclinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Our future development costs may vary significantly based on factors such as:

•	the number and scope of preclinical and IND-enabling studies;

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	the number of doses evaluated in the trials;

•	the costs of manufacturing our product candidates, including the costs of building our own manufacturing facility;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring requested by regulatory agencies;

•	the duration of patient participation in the trials and follow-up;

•	the phase of development of the product candidate; and

•	the efficacy and safety profile of the product candidate.

General and Administrative

General and administrative expenses consist of personnel-related costs, including salaries, payroll taxes, employee benefits, and stock-based compensation charges for personnel in executive, finance and other administrative functions. Other significant costs include facility-related costs, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services, and insurance costs. We anticipate that our general and administrative expenses will increase for the foreseeable future to support our continued research and development activities, pre-commercial preparation activities for our product candidates, and, if any future product candidate receives marketing approval, commercialization activities. Following the completion of this offering, we also anticipate increased expenses related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs associated with operating as a public company.

Interest Income

Interest income consists of interest on our money market fund.

Interest Expense

Interest expense consisted of interest on our outstanding convertible promissory notes at per annum interest rates at 6.0%. All convertible promissory notes converted into shares of our Series A convertible preferred stock in June 2020.

Change in Fair Value of Convertible Promissory Notes

We issued convertible promissory notes in 2019 and 2020 for which we have elected the fair value option. We adjust the carrying value of our convertible promissory notes to their estimated fair value at each reporting date, with any change in fair value of the convertible promissory notes recorded as an increase or decrease to change in fair value of convertible promissory notes in our statements of operations and comprehensive loss. All convertible promissory notes converted into shares of our Series A convertible preferred stock in June 2020.

Prior to their conversion into our Series A convertible preferred stock issued in June 2020, the fair value of convertible promissory notes issued from inception through February 2020 was estimated using a scenario-based analysis that estimated the fair value of the convertible promissory notes based on the probability-weighted present value of expected future investment returns, considering possible outcomes available to the noteholders, including conversions in subsequent equity financings, change of control transactions, settlement and dissolution.

Change in Fair Value of Preferred Stock Purchase Right Liability

In June 2020, we entered into a Series A Preferred Stock Purchase Agreement that contained future purchase rights that were required to be accounted for as liabilities and remeasured to fair value at each reporting date, with any change in the fair value reported as a component of other income (expense). In January 2021, we completed the second closing of the Series A preferred stock issuance. At that time, the fair value of the preferred stock purchase right liability was remeasured, recording a $18.6 million change in fair value to other expense for the nine months ended September 30, 2021, and the preferred stock purchase right liability was reclassified to convertible preferred stock.

Income Taxes

We are subject to corporate U.S. federal and state income taxation. As of December 31, 2019 and 2020, we had federal net operating loss carryforwards of $3.0 million and $19.6 million, respectively, and state net operating loss carryforwards of $2.6 million and $2.6 million, respectively. As a result of the Tax Act, for U.S. income tax purposes, net operating losses generated prior to 2019 can be carried forward for up to 20 years, while net operating losses generated after December 31, 2017 can be carried forward indefinitely, but are limited to 80% utilization against future taxable income each year.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Code and similar state provisions. This annual limitation may result in the expiration of net operating losses and credits before utilization. We have not performed an analysis to determine the limitation of our net operating loss carryforwards.

We estimate our income tax provision, including deferred tax assets and liabilities, based on management’s judgment. We record a valuation allowance to reduce our deferred tax assets to the amounts that are more likely than not to be realized. We consider future taxable income, ongoing tax planning strategies and our historical financial performance in assessing the need for a valuation allowance. If we expect to realize deferred tax assets for which we have previously recorded a valuation allowance, we will reduce the valuation allowance in the period in which such determination is first made.

We record liabilities related to uncertain tax positions in accordance with the guidance that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements by prescribing a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

As of December 31, 2019 and 2020, we had gross unrecognized tax benefits of $0.2 million and $0.2 million, respectively, all of which would affect our income tax expense if recognized, before consideration of our valuation allowance. As of December 31, 2020, we do not expect our unrecognized tax benefits will significantly change over the next 12 months.

Results of Operations

Comparison of the Nine Months Ended September 30, 2020 and 2021

(amounts in thousands)

	Nine Months Ended September 30,		Change
	2020	2021
	(unaudited)
Collaboration revenues	$-	$580	$580
Operating expenses:
Research and development	9,474	33,916	24,442
General and administrative	2,730	8,544	5,814

Total operating expenses	12,204	42,460	30,256

Loss from operations	(12,204)	(41,880)	(29,676)
Other expense (income):
Interest expense	199	-	(199)
Interest income	(2)	-	2
Change in fair value of convertible promissory notes	1,466	-	(1,466)
Change in fair value of preferred stock purchase right liability	(1,807)	18,553	20,360

Total other expense (income)	(144)	18,553	18,697

Net loss and comprehensive loss	$(12,060)	$(60,433)	$(48,373)

Collaboration Revenues. Collaboration revenues were $0.6 million for the nine months ended September 30, 2021. Revenues were related to the Merck Collaboration Agreement, which we executed in January 2021.

Research and Development Expenses. R&D expenses were $9.5 million for the nine months ended September 30, 2020, compared to $33.9 million for the nine months ended September 30, 2021. The increase of $24.4 million was primarily due to an increase of $15.2 million in expenses related to the Merck Collaboration Agreement in connection with developing CAR-NK cells that target certain tumor antigens, specifically a $15.0 million upfront payment to GC Cell, as well as $0.2 million in reimbursable research and development expenses. Additionally, we incurred an incremental $3.2 million in expenses related to AB-201 product development and preclinical studies, a $2.7 million increase in expenses related to the AB-202 Agreement, and a $0.1 million increase related to new discovery studies, partially offset by a $0.5 million decrease in AB-101 costs related to product development and clinical studies. Further, we incurred an increase of $3.4 million in expenses due to higher personnel-related costs in the first nine months ended September 30, 2021 as compared to 2020, as we expanded the number of research and development employees to support our programs, including an additional $0.9 million of non-cash stock-based compensation costs. Lastly, we incurred an additional $0.3 million in other unallocated research and development expenses, primarily consisting of additional short-term facilities costs, supporting our increased R&D headcount.

We track outsourced development, outsourced personnel costs and other external research and development costs of specific programs. We do not track our internal research and development costs on a program-by-program basis. R&D expenses are summarized by program in the table below (in thousands):

	Nine months Ended September 30,
	2020	2021
	(unaudited)
AB-101	$5,933	$5,422
AB-201	904	4,064
AB-202	-	2,696
Merck 1	-	7,696
Merck 2	-	7,500
Discovery	-	52
Unallocated research and development expense	2,637	6,486

Total research and development expense	$9,474	$33,916

General and Administrative Expenses. General and administrative expenses were $2.7 million for the nine months ended September 30, 2020, compared to $8.5 million for the nine months ended September 30, 2021. The increase of $5.8 million consisted of a $2.0 million increase in personnel-related expenses, a $1.2 million increase in professional services related to accounting, audit, tax, valuation, and corporate communications, a $0.3 million increase in legal fees related to corporate and intellectual property matters, a $0.7 million increase in other operating expenses including expenses for facility and employee related costs, and a $1.6 million increase in stock-based compensation expense.

Other Expense (Income). Other income was $0.1 million for the nine months ended September 30, 2020, compared to other expense of $18.6 million for the nine months ended September 30, 2021. The increase in expense of $18.7 million was primarily related to the $18.6 million change in fair value of the preferred stock purchase right liability recorded in the nine months ended September 30, 2021. For the nine months ended September 30, 2020, we recognized $1.8 million of income related to a decline in fair value of the preferred stock purchase right liability, offset by expense of $1.5 million due to an increase in fair value of the convertible promissory notes, and $0.2 million of interest expense on the convertible promissory notes.

Comparison of the Period From February 14, 2019 (inception) to December 31, 2019 and the Year Ended December 31, 2020

The following table summarizes our results of operations for the period from February 14, 2019 (inception) to December 31, 2019 and the year ended December 31, 2020, together with the changes in those items in dollars (in thousands):

	For the period February 14, 2019 (inception) to December 31,	Year Ended December 31,	Change
	2019	2020
Operating expenses:
Research and development	$1,212	$13,845	$12,633
General and administrative	1,918	4,426	2,508

Total operating expenses	3,130	18,271	15,141

Loss from operations	(3,130)	(18,271)	(15,141)
Other expense (income):
Interest expense	242	199	(43)
Interest income	(29)	(2)	27
Change in fair value of convertible promissory notes	644	1,466	822
Change in fair value of preferred stock purchase right liability	-	(1,943)	(1,943)

Total other expense (income)	857	(280)	(1,137)

Net loss	$(3,987)	$(17,991)	$(14,004)

Research and Development Expenses.    R&D expenses were $1.2 million for the period from February 14, 2019 (inception) through December 31, 2019, compared to $13.8 million for the year ended December 31, 2020. The increase of $12.6 million was primarily due to an increase in direct costs related to clinical and non-clinical development of AB-101 of $7.1 million and AB-201 of $2.7 million, a $2.3 million increase in personnel related expenses due to increased headcount to support our development activities, a $0.4 million increase in facility costs, and a $0.1 million increase related to stock-based compensation expense. The $7.1 million increase for direct costs related to clinical and non-clinical development of AB-101 included increased expenses of $3.7 million for product development, a $1.6 million increase in pre-clinical studies and related activities, a $1.5 million increase for clinical studies and related activities, a $0.2 million increase for non-IP study drugs, and a $0.1 increase in consulting fees. The increase of $2.7 million for direct costs related to clinical and non-clinical development of AB-201 included increased expenses of $2.4 million for product development and $0.3 million for pre-clinical studies and related activities.

We track outsourced development, outsourced personnel costs and other external research and development costs of specific programs. We do not track our internal R&D costs on a program-by-program basis. R&D expenses are summarized by program in the table below (in thousands):

	For the period February 14, 2019 (inception) to December 31,	Year Ended December 31,
	2019	2020
AB-101	$173	$7,218
AB-201	-	2,739
Unallocated research and development expense	1,039	3,888

Total research and development expense	$1,212	$13,845

General and Administrative Expenses.    General and administrative expenses were $1.9 million for the period from February 14, 2019 (inception) to December 31, 2019, compared to $4.4 million for the year ended December 31, 2020. The increase of $2.5 million consisted of increased personnel-related expenses of $0.9 million, increased professional services related to accounting, audit, tax, valuation, and corporate communications of $0.6 million, increased legal fees of $0.5 million related to corporate and intellectual property matters, increased other operating expenses including expenses for facility and employee related costs of $0.3 million, and increased stock-based compensation expense of $0.2 million.

Other Expense (Income).    Other expense was $0.9 million for the period from February 14, 2019 (inception) to December 31, 2019, compared to ($0.3) million for the year ended December 31, 2020. The change of ($1.2) million for the year ended December 31, 2020 was the result of the change in fair value of preferred stock purchase right liability recorded in 2020 of ($1.9) million, partially offset by the change in fair value of the convertible promissory notes expense and interest expense on the convertible promissory notes being recorded in 2020 of $0.7 million as the convertible promissory notes converted into shares of Series A convertible preferred stock in June 2020.

Liquidity and Capital Resources

We have incurred significant operating losses since our inception and anticipate we will continue to incur significant operating losses for the foreseeable future as we continue to develop our current and future product candidates and may never become profitable. From our inception through September 30, 2021, we have raised aggregate gross proceeds of $198.0 million to fund our operations, comprised primarily from our issuance of convertible promissory notes and private placements of our convertible preferred stock. In February 2021, we received a $30.0 million upfront payment from Merck for our two target programs. As of September 30, 2021, we had cash of $169.2 million and an accumulated deficit of $82.4 million.

Funding Requirements

Based on our current operating plan, we believe that our existing cash and cash equivalents, together with the estimated net proceeds from this offering, will be sufficient to meet our anticipated operating expenses and capital expenditures through at least the next      months. In particular, we expect the net proceeds from this offering will allow us to complete                             . However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. Additionally, the process of testing product candidates in clinical trials is costly, and the timing of progress and expenses in these trials is uncertain.

Our future capital requirements will depend on many factors, including:

•

the initiation, type, number, scope, results, costs and timing of, our ongoing and planned clinical trials of AB-101 and preclinical studies or clinical trials of other potential product candidates we may choose to pursue in the future, including feedback received from regulatory authorities;

•

the costs and timing of manufacturing for current or future product candidates, including the costs and timing of building our own manufacturing facility, and commercial scale manufacturing if any product candidate is approved;

•	the costs, timing and outcome of regulatory review of current or future product candidates;

•	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

•	our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal controls over financial reporting;

•	the costs associated with hiring additional personnel and consultants as our business grows, including additional executive officers and clinical development personnel;

•	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;

•	the timing and amount of the milestone or other payments we must make to current and future licensors;

•	the costs and timing of establishing or securing sales and marketing capabilities if current or future product candidate is approved;

•	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

•	patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors; and

•	costs associated with any products or technologies that we may in-license or acquire.

Until such time, if ever, as we can generate substantial product revenues to support our cost structure, we expect to finance our cash needs through public or private equity or debt financings or other capital sources, which may include strategic collaborations. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Cash Flows

Comparison of the Nine Months Ended September 30, 2020 and 2021

The following table sets forth a summary of the net cash flow activity for the nine months ended September 30, 2020 and 2021 (in thousands):

	Nine Months Ended September 30,
	2020	2021
	(unaudited)
Net cash provided by (used in):
Operating activities	$(9,799)	$(8,399)
Investing activities	(43)	(605)
Financing activities	37,673	152,995

Net increase in cash	$27,832	$143,991

Operating Activities

We have incurred significant operating losses since inception. Net cash used in operating activities for the nine months ended September 30, 2020 was $9.8 million, consisting primarily of our net loss incurred during the period of $12.1 million adjusted for $0.1 million of noncash charges and $2.2 million for net changes in operating assets and liabilities. Noncash charges consisted primarily of $1.5 million related to the change in fair value of the convertible promissory notes offset by $1.8 million related to the change in fair value of the preferred stock purchase right liability, in addition to $0.2 million in noncash charges for both interest expense on the convertible promissory notes, and stock-based compensation expense, respectively. The net change in operating assets and liabilities was primarily related to increases of $2.2 million in accrued expenses and other liabilities, $0.3 million in accounts payable and $0.2 million in operating lease liabilities, partially offset by a $0.5 million increase in prepaid and other current assets in support of the growth in our operating activities.

Net cash used in operating activities for the nine months ended September 30, 2021 was $8.4 million, consisting primarily of our net loss incurred during the period of $60.4 million partially offset by $21.3 million of noncash charges, $1.0 million for net changes in operating assets and liabilities and $29.7 million of deferred revenue received as an upfront fee in connection with the Merck Collaboration Agreement. Noncash charges consisted of $18.6 million for the change in fair value of preferred stock purchase right liability, and $2.7 million in stock-based compensation. The net change in operating assets and liabilities related to a $3.8 million increase in accrued expenses and other liabilities, partially offset by a $1.2 million decrease in accounts payable and a $1.0 million increase in prepaid and other current assets and a $0.6 million increase in accounts receivable.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2020 and 2021, was $43,000 and $0.6 million, respectively, for purchases of property and equipment.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2020 was $37.7 million related to $34.6 million in net proceeds received from the issuance of 7,000,000 shares our Series A convertible preferred stock in June 2020, $3.0 million related to issuance of convertible promissory notes in February 2020, and $0.2 million in proceeds from stock option exercises, partially offset by payments of $0.1 million in connection with deferred offering costs for our planned initial public offering.

Net cash provided by financing activities for the nine months ended September 30, 2021 was $153.0 million, related to $35.0 million in net proceeds received from the issuance of 7,000,000 shares of our Series A convertible preferred stock in January 2021, $119.6 million in net proceeds received from the issuance 10,909,091 shares of our Series B convertible preferred stock in February 2021, and $0.2 million in proceeds from stock option exercises, partially offset by payments of $1.8 million in connection with deferred offering costs for our planned initial public offering.

Comparison of the Period From February 14, 2019 (inception) to December 31, 2019 and the Year Ended December 31, 2020

The following table sets forth a summary of the net cash flow activity for the period February 14, 2019 (inception) to December 31, 2019 and the year ended December 31, 2020 (in thousands):

	For the period February 14, 2019 (inception) to December 31,	Year Ended December 31,
	2019	2020
Net cash provided by (used in):
Operating activities	$(2,886)	$(13,541)
Investing activities	(272)	(284)
Financing activities	5,030	37,395

Net increase in cash	$1,872	$23,570

Operating Activities

We have incurred significant operating losses since inception. Net cash used in operating activities for the period from February 14, 2019 (inception) through December 31, 2019 was $2.9 million consisting primarily of our net loss incurred during the period of $4.0 million adjusted for $0.9 million of noncash charges and $0.2 million for net changes in operating assets and liabilities. Noncash charges consisted primarily of $0.2 million in noncash interest expense and $0.7 million related to the change in fair value of the convertible promissory notes. The net change in operating assets and liabilities related to a $0.7 million increase in accounts payable and accrued expenses and other liabilities, partially offset by a $0.4 million increase in other long-term assets and $0.1 million increase in prepaid and other current assets in support of the growth in our operating activities.

Net cash used in operating activities for the year ended December 31, 2020 was $13.6 million, consisting primarily of our net loss incurred during the period of $18.0 million adjusted for $0.1 million of noncash charges, and $4.3 million for net changes in operating assets and liabilities. Noncash charges consisted primarily of $0.3 million in stock-based compensation, $0.2 million noncash interest expense, $1.5 million related to the change in fair value of convertible promissory notes, and partially offset by $1.9 million related to the change in fair value of preferred stock purchase right liability. The net change in operating assets and liabilities related to a $4.4 million increase in accounts payable and accrued expenses and other liabilities, $0.3 million decrease in operating lease right-of-use asset and lease liabilities, $0.2 million decrease in other long-term assets, and partially offset by a $0.6 million increase in prepaid and other current assets in support of the growth in our operating activities.

Investing Activities

Net cash used in investing activities for the period from February 14, 2019 (inception) through December 31, 2019 was $0.3 million for purchases of property and equipment.

Net cash used in investing activities for the year ended December 31, 2020 was $0.3 million, for purchases of property and equipment.

Financing Activities

Net cash provided by financing activities for the period from February 14, 2019 (inception) through December 31, 2019 was $5.0 million primarily due to $5.0 million in proceeds related to the issuance of convertible promissory notes in March 2019.

Net cash provided by financing activities for the year ended December 31, 2020 was $37.4 million, primarily related to $34.6 million in net proceeds received from the issuance of our Series A convertible preferred stock in in June 2020, $3.0 million related to issuance of convertible promissory notes in February 2020, and $0.2 million proceeds from stock option exercises, partially offset by payments of $0.4 million in connection with deferred offering costs.

Contractual Obligations and Commitments

In June 2021, we entered into a lease agreement for corporate office and laboratory space in San Diego, California (the Morehouse Lease). The underlying asset is expected to be made available for use in 2022. Beginning on the Morehouse Lease commencement date, the initial lease term will be 88 months with an option to extend the lease for one additional five-year period. The Morehouse Lease includes multiple, successive commencement dates which are not yet able to be determined; therefore, the payments under the Morehouse Lease have been excluded from the table below as we cannot reasonably estimate payments for each annual reporting period until the initial commencement date has been identified. We estimate total lease payments under the Morehouse Lease to be approximately $23.6 million, based on the initial lease term of 88 months, as the renewal options were not reasonably certain of being exercised.

The following table summarizes our contractual obligations and commitments as of September 30, 2021, excluding the Morehouse Lease as discussed above, (in thousands):

	Payments Due by Period
	Total	Remainder of 2021	2022- 2023	2024- 2025	Thereafter
	(unaudited)
Operating lease obligations	$2,169	$118	$997	$1,054	-

Under our license agreements, we have milestone payment obligations that are contingent upon the achievement of specified development, regulatory, and commercial sales milestones and are required to make certain royalty payments in connection with the sale of products developed under the agreement (Note 6 to our financial statements appearing elsewhere in this prospectus). As of September 30, 2021, we are unable to estimate the timing or likelihood of achieving the milestones or making future product sales and, therefore, any related payments are not included in the table above.

We enter into contracts in the normal course of business for contract research services, contract manufacturing services, professional services and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts and not included in the table above.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs, and expenses and the disclosure of contingent assets and liabilities in our financial statements and accompanying notes. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience, known trends and events, and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Revenue under Collaboration Agreements

We recognize research and development revenue from the Merck Collaboration Agreement. Collaboration agreements typically contain multiple elements, or performance obligations, including technology licenses or options to obtain technology licenses, research and development services, and manufacturing services. Upon entering into a collaboration agreement, we are required to make the following judgements:

•	Identifying the performance obligations contained in the agreement.

Our assessment of what constitutes a separate performance obligation requires the application of judgement. Specifically, we have to identify which goods and services we are required to provide under the contract are distinct.

•	Determining the transaction price, including any variable consideration.

To determine the transaction price, we review the amount of consideration eligible to earn under the agreement. We do not typically include any payments that may be received in the future in the initial transaction price since the payments are typically not probable because they are contingent upon certain future events. We are required to reassess the total transaction price at each reporting period to determine if additional payments should be included in the transaction price that have subsequently become probable.

•	Allocating the transaction price to each of the performance obligations.

When we allocate the transaction price to more than one performance obligation, we make estimates of the relative stand-alone selling price of each performance obligation because we do not typically sell our goods or services on a stand-alone basis. The estimate of the relative stand-alone selling price requires us in some cases to make significant judgements. For example, when delivering a license at the start of an agreement, we use valuation methodologies, such as the relief from royalty method, to value the license. Under this method we are required to make estimates, including: future sales, royalties on future product sales, contractual milestones, expenses, income taxes and discount rates. Additionally, when estimating the selling price for research and development services, we make estimates, including: the number of internal hours to be spent on the services, the cost of work we and third parties will perform, and the cost of clinical trial material to be used.

The research and development revenue we recognize each period is comprised of amortization from upfront payments and reimbursements for research services. Each of these types of revenue requires us to make various judgements and estimates.

Research and Development Expenses and Accrued Research and Development Costs

We are required to estimate our expenses resulting from obligations under contracts with vendors, consultants and CROs, in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. We reflect research and development expenses in our financial statements by matching those expenses with the period in which services and efforts are expended. We account for these expenses according to the progress of the preclinical or clinical study as measured by the timing of various aspects of the study or related activities. We determine accrual estimates through review of the underlying contracts along with preparation of financial models taking into account discussions with research and other key personnel as to the progress of studies, or other services being conducted. During the course of a study, we adjust our rate of expense recognition if actual results differ from our estimates.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Fair Value of Preferred Stock Purchase Right Liability and Convertible Promissory Notes

As described above, our preferred stock purchase right liability and convertible promissory notes are revalued at each reporting period with changes in the fair value of the liabilities recorded as a component of other expense in the statements of operations and comprehensive loss. There are significant judgments and estimates inherent in the determination of the fair value of these liabilities. If we had made different assumptions including, among others, those related to the timing and probability of various financing scenarios, discount rates, volatilities and exit valuations, the carrying values of our preferred stock purchase right liability and convertible promissory notes, and our net loss and net loss per share of common stock could have been significantly different.

Stock-Based Compensation Expense

Stock-based compensation expense represents the cost of the grant date fair value of employee, officer, director and non-employee stock options. We estimate the fair value of stock options on the date of grant using the Black-Scholes option pricing model and recognize the expense over the requisite service period of the awards, which is generally the vesting period, on a straight-line basis. We account for forfeitures when they occur and reverse any compensation cost previously recognized for awards for which the requisite service has not been completed, in the period that the award is forfeited.

The Black-Scholes option pricing model uses inputs which are highly subjective assumptions and generally require significant judgment. These assumptions include:

•	Fair Value of Common Stock. See the subsection titled “—Common Stock Valuation” below.

•

Expected Term.     The expected term represents the period that the options granted are expected to be outstanding. The expected term of stock options issued is determined using the simplified method (based on the average of the vesting term and the original contractual term) as we have concluded that our stock option exercise history does not provide a reasonable basis upon which to estimate expected term.

•

Expected Volatility.     Given that our common stock is privately held, there is no active trading market for our common stock. We derived the expected volatility from the average historical volatilities over a period approximately equal to the expected term of comparable publicly traded companies within our peer group that were deemed to be representative of future stock price trends as we have limited trading history for our common stock. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

•	Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury zero-coupon issues in effect at the time of grant for periods corresponding with the expected term of the options.

•	Expected Dividend Yield. We have never paid dividends on our common stock and do not anticipate paying any dividends in the foreseeable future. Therefore, we used an expected dividend yield of zero.

See Note 8 to our financial statements included elsewhere in this prospectus for more information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options. Certain of such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.

We recorded stock-based compensation expense of $0.2 million for the nine months ended September 30, 2020, compared to $2.7 million for the nine months ended September 30, 2021. As of December 31, 2020 and September 30, 2021, there was $2.7 million and $15.7 million, respectively, of total unrecognized stock-based compensation expense related to unvested stock options and restricted stock units which we expect to recognize over a remaining weighted-average period of 3.6 and 2.5 years, respectively. We expect to continue to grant stock options and other equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

The intrinsic value of all outstanding options as of September 30, 2021 was $        million based on the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus), of which approximately $        million was related to vested options and approximately $        million was related to unvested options.

Common Stock Valuation

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations using the Black-Scholes option pricing model. Because our common stock is not currently publicly traded, the fair value of the common stock underlying our stock-based awards has been determined on each grant date by our board of directors, with input from management, considering our most recently available third-party valuation of common shares. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant.

Our determination of the value of our common stock was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (AICPA), Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the AICPA Practice Aid). In addition, our board of directors considered various objective and subjective factors to determine the fair value of our common stock, including:

•	valuations of our common stock performed by independent third-party valuation specialists;

•	the anticipated capital structure that will directly impact the value of the currently outstanding securities;

•	our results of operations and financial position;

•	the status of our research and development efforts;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of liquidity of our common stock as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	external market conditions affecting the life sciences and biotechnology industry sectors;

•	U.S. and global economic conditions;

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an IPO or a sale of our company, given prevailing market conditions; and

•	the market value and volatility of comparable companies

The AICPA Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our future operations, discounting to the present value with an appropriate risk adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics.

In accordance with the AICPA Practice Aid, we considered the various methods for allocating the enterprise value to determine the fair value of our common stock at the valuation date. Under the option pricing method (OPM), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The value of the common stock is inferred by analyzing these options. The probability weighted expected return method (PWERM) is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Based on our early stage of development and other relevant factors, we determined that an OPM was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock for valuations performed prior to December 31, 2020. For valuations performed after this date, we used the PWERM method to determine the estimated fair value of our common stock. In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event and the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share of common stock could have been significantly different.

Following the closing of this offering, the fair value of our common stock will be equal to the closing price of our common stock as reported on the date of the grant.

JOBS Act and Smaller Reporting Company

As an emerging growth company under the the JOBS Act, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Recent Accounting Pronouncements

See Note 2 to our audited and unaudited financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our cash and cash equivalents consist of cash in readily available checking accounts and money market funds. As a result, the fair value of our portfolio is relatively insensitive to interest rate changes.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe inflation has had a material effect on our results of operations during the periods presented in our financial statements included elsewhere in this prospectus.

BUSINESS

Overview

Our mission is to deliver highly effective, off-the-shelf, allogeneic, natural killer (NK) cell-based therapies that are safe and accessible to cancer patients. Our established Manufacturing-First approach has enabled us to produce, store and ship our product candidates and make them accessible like traditional protein biologic therapies. Our lead product candidate, AB-101, is an off-the-shelf NK cell therapy that is currently being studied in a Phase 1/2 trial with rituximab in patients with non-Hodgkins lymphoma (NHL). We are also developing AB-201 and AB-202, our first two chimeric antigen receptor-NK (CAR-NK) product candidates. We plan to submit an investigational new drug application (IND) for AB-201 in the second half of 2022 and for AB-202 in 2023. We are leveraging our proprietary platform and manufacturing capabilities to generate a broad pipeline of off-the-shelf NK cell therapeutic candidates for the treatment of hematologic malignancies and solid tumors.

We believe our Manufacturing-First approach positions us to supplant the patient-specific business model for autologous cell therapy by delivering high quality campaign-manufactured products with low cost of goods and off-the-shelf-availability at the point of care. We accomplish this by optimizing the sourcing and selection of healthy donor umbilical cord blood; utilizing a highly scaled proprietary NK cell expansion and cryopreservation process; and leveraging an established manufacturing infrastructure and cold chain logistics. Today, we have the capability to manufacture thousands of doses of allogeneic NK cell drug product from a single cord blood unit, cryopreserve the NK cell doses in an infusion-ready solution, store the product with long-term shelf life while retaining activity and viability, and deliver the product to the clinic for administration of repeat dosing in an out-patient setting.

Our twofold product strategy aims to harness the innate biology of NK cells with the intent of maximizing their therapeutic potential against either hematologic malignancies or solid tumors:

ADCC Enhancers – NK cells that can enhance a patient’s antibody-dependent cellular cytotoxicity (ADCC) response when undergoing monoclonal antibody therapy, increasing the therapy’s anti-tumor activity.

Targeted CAR-NK – NK cells engineered to express proprietary chimeric antigen receptors (CARs) that have the potential to enhance the targeting and activity of the NK cells.

NK cells are immune cells that can engage tumor cells through a complex array of receptors on their cell surface or through interaction with antibodies bound to tumor cells. To initiate ADCC, NK cells engage with antibodies via the cell-surface receptor CD16, also known as FcgRIII. NK cells may have an advantage over other immune cells, such as the T cells used in CAR-T cell therapy and other cell therapies, because they can be used as allogeneic therapies, meaning that NK cells from one donor can be administered to one or many patients without the requirement for gene editing or other genetic manipulations. To date, allogeneic NK cells including CAR-NKs have been administered to hundreds of patients and have demonstrated anti-tumor activity without evidence of severe cytokine release syndrome (CRS), neurological toxicities or graft versus host disease (GvHD), which are risks associated with T cell therapies.

Our Proprietary Off-the-Shelf AlloNKTM Cell Therapy Platform

We have formed a strategic partnership with GC Cell Corporation (GC Cell), formerly GC Lab Cell Corporation, a leading healthcare company in the Republic of Korea (Korea) with more than 10 years of NK cell research, process development, current good manufacturing practices (cGMP) manufacturing and clinical experience. Under this strategic partnership, we have exclusive, worldwide, excluding Asia, Australia and New Zealand (ex-Asia Pacific) rights to independently develop NK cell therapy candidates manufactured from cord blood, which GC Cell has shown to have greater activity, consistency and scale of production than NK cells obtained from peripheral blood. We work with U.S. public cord blood banks to select cord blood units that have characteristics associated with improved anti-tumor activity and ADCC activity, such as a natural high affinity variant of the receptor CD16. For our current development programs, the U.S.-sourced cord blood is shipped to GC Cell’s corporate campus in Korea, where the manufacturing process takes place in a newly built and commercial-ready, cGMP cell therapy facility owned by GC Cell, in which we have exclusive access to multiple cGMP suites across 18,000 square feet. After manufacturing, the drug product is cryopreserved, shipped back to the United States and distributed to clinical trial sites where it is thawed and administered in an out-patient setting. The process generates sufficient NK cells and CAR-NKs to treat hundreds to thousands of patients from a single cord blood unit, depending on the product and dosing regimen, and produces a consistently active NK cell product, with little donor-to-donor variability.

In addition to our continued research and cGMP manufacturing at GC Cell’s facility in Korea, we have established a U.S.-based infrastructure led by a team with extensive cell therapy research, development and clinical experience. We perform our U.S.-based research in our research laboratories and contract vivarium space, as well as through contract research organizations (CROs). We are also currently building a U.S.-based research and cGMP manufacturing facility. This new 52,000-square-foot facility in San Diego, California is being designed to include offices, research and process development laboratories and a multi-suite custom-built cGMP manufacturing center to support NK and CAR-NK cell production for our pipeline development and clinical trial supply. Our NK cell manufacturing process has already been optimized for scale, allowing for an efficient custom build of the San Diego manufacturing center. We intend to use the U.S. facility to further optimize the manufacturing process in readiness for pivotal clinical trials and potentially, commercial supply while continuing early clinical supply from the Korean facility.

For our targeted CAR-NK candidates, we introduce CARs into our NK cells using a cGMP lentiviral vector. We design, select, and optimize CAR structures specific to tumor targets of interest. Our CARs have been designed for activity in our cord blood NK cells and include a proprietary combination of activation domains, including OX40 Ligand (OX40L), which demonstrated enhanced tumor cell killing activity in preclinical studies. We also engineer our CAR-NK cells to express interleukin-15 (IL-15), a cytokine that extends survival and persistence of NK cells. All of our CAR-NK product candidates have the same underlying enhanced NK cell characteristics as our ADCC enhancer product candidate, AB-101, including high expression of tumor-engaging receptors and high and consistent expression of high-affinity CD16.

Further, we have demonstrated a manufacturing scale capable of producing thousands of doses of CAR-NK product from a single donor cord blood unit. We are currently generating preclinical data to support two planned INDs for our first CAR-NK product candidates, AB-201 and AB-202, which we expect to submit in the second half of 2022 and in 2023, respectively.

Our Pipeline

Our lead product candidate, AB-101, is a non-genetically modified, but optimized, cord blood-derived allogeneic NK cell therapy. We are developing AB-101 as a non-engineered, universal, off-the-shelf, cryopreserved NK cell therapy to enhance a patient’s ADCC response. Many cancer patients are unable to mount a robust ADCC response, which may render any of the indicated monoclonal antibody therapeutics significantly less effective for these patients, potentially negatively impacting their clinical outcomes. The administration of AB-101 introduces optimized NK cells into patients, potentially enhancing their ADCC anti-tumor activity in combination with approved oncology products that rely primarily on a patient’s ADCC response. The proprietary manufacturing process for our NK product candidates has resulted in an activated NK cell without the requirement for any genetic engineering. AB-101 has been observed in preclinical studies to have high expression of natural tumor-engaging receptors and high and consistent expression of high-affinity CD16, a receptor that engages antibodies and mediates the ADCC anti-tumor activity. The combination of AB-101 and rituximab has demonstrated cytotoxic activity in preclinical studies, and also led to improved survival over rituximab alone in mouse xenograft models of NHL. We have initiated a Phase 1/2 clinical trial evaluating the combination of AB-101 with rituximab in patients with relapsed or refractory NHL, and dosing of patients started in the first quarter of 2021. In April 2021, our AB-101 program was placed on clinical hold, which was lifted in June 2021. Since the clinical hold was lifted in 2021, two additional patients have completed treatment with AB-101, with no dose limiting toxicities observed, and the AB-101 monotherapy portion of the study continues to enroll subjects at eight cancer centers across the United States. We expect to report initial clinical data for AB-101 in the fourth quarter of 2022. We are also exploring AB-101 in combination with additional monoclonal antibodies for other indications and expect to select a second clinical combination of AB-101 in the second half of 2022.

In parallel to our ongoing clinical trial program, we have partnered with Affimed GmbH (Affimed) to evaluate the combination of AB-101 with their Innate Cell Engager (ICE) platform. Affimed’s engagers are engineered bispecific antibodies designed to engage with NK cells and tumor antigens with high affinity. We are evaluating the opportunity to advance the development of AB-101 for coadministration with ICE molecules or the in-process combination and cryopreservation of AB-101 with Affimed’s ICEs to be developed as novel cryopreserved, off-the-shelf, targeted cell therapies. We are currently completing preclinical assessments combining AB-101 with either AFM13 or AFM24, which target CD30 and EGFR, respectively.

AB-201 is an allogeneic anti-HER2 CAR-NK cell product candidate manufactured from cord blood, containing a proprietary HER2 antigen recognition domain, that we are developing for HER2 overexpressing tumors, such as breast, gastric and bladder cancers. AB-201’s antigen recognition domain is designed to bind to a region of HER2 distinct from other HER2-targeting drugs, such as trastuzumab and pertuzumab, which may allow for future potential combinations with these products. We have demonstrated that AB-201 has specific cytotoxic activity against HER2+ tumor cells in vitro. We have also demonstrated significant anti-tumor activity with AB-201 in in vivo models of breast, gastric and ovarian tumors, including trafficking to and infiltration of solid tumors by AB-201 following intravenous administration. Furthermore, we are currently manufacturing AB-201 in large scale bioreactors (25-liter scale), resulting in potentially thousands of doses of product from a single donor cord blood unit. We intend to submit an IND for AB-201 in the second half of 2022.

AB-202 is an allogeneic anti-CD19 CAR-NK cell product candidate manufactured from cord blood that we are developing for the treatment of B-cell malignancies. We selected CD19 as a target for AB-202 based on clinical validation provided by U.S. Food and Drug Administration (FDA) approvals of CD19-directed CAR-Ts, such as Yescarta and Kymriah. Unlike these autologous patient-specific products that require resource- and time-intensive manufacturing, AB-202 is a cryopreserved, off-the-shelf product candidate. We have demonstrated in preclinical studies that AB-202 has cytotoxic activity against B-cell lymphoma cells in vitro and substantial anti-lymphoma activity in vivo. We intend to submit an IND for AB-202 in 2023.

We believe we are one of the first known NK cell companies to advance product candidates into clinical development. In light of this, and the maturity of our manufacturing capabilities, our strategy is to develop a pipeline of investigational CAR-NK product candidates directed to validated targets in clinical indications with unmet medical needs. We regard a target as validated if monoclonal antibody therapies or other cell therapies directed at that target have demonstrated clinical success. We are currently evaluating potential candidates for AB-203, our next allogeneic CAR-NK program. AB-203 will target an undisclosed tumor-associated antigen, and will leverage our current CAR costimulatory structures, cytokines and manufacturing technologies. We expect to submit an IND for this program in 2024.

We are developing additional research product candidates that may comprise additional genes introduced via lentiviral technology, which together with our pipeline programs, we believe have the potential to transform the treatment of cancer. We are actively developing an enhanced universal NK cell product candidate as an ADCC-enhancer for use in combination with either monoclonal antibody therapies or NK-engager bispecific technology. Additionally, through our partnership with GC Cell, we have rights to access a proprietary cell transduction technology from Feldan Therapeutics that has been designed to efficiently introduce gene editing components, such as clustered regularly interspaced short palindromic repeat (CRISPR) nucleases, into NK cells. Based on our preclinical observations of research products generated with the application of this technology, we believe our product candidates may have the potential to reduce the need for lymphodepleting chemotherapy and to mitigate the effects of immune suppressors found in the tumor microenvironment. Specifically, the editing of MHC was seen to reduce the product cell killing by allogenic T cells and NK cells. Further, the specific editing of receptors involved in immune cell suppression was seen to improve product candidate activity. In parallel with our internal pipeline CAR-NK programs, we have entered into an exclusive research and development collaboration with Merck Sharp & Dohme Corp. (Merck) to develop novel CAR-NK cell therapies targeting solid tumor-associated antigens. The collaboration is leveraging our off-the-shelf allogeneic NK cell therapy platform, along with our proprietary CAR-NK technology. The collaboration initially includes two CAR-NK programs, AB-MK-001 and AB-MK-002, with an option to add a third program. Merck has selected the targets for the first two programs and development of both is currently ongoing. We will develop each CAR-NK program through the first cGMP manufacturing campaign and IND preparation, followed by transfer of the applicable program to

Merck for clinical and commercial development. Under the terms of the agreement, we received a $30 million upfront payment for the first two programs and will receive an additional $15 million payment if Merck exercises its option for the third program. We are also eligible to receive milestone payments upon the achievement of specified development, regulatory approval and sales milestones for products arising from each research program, totaling up to $265 million per collaboration target in development and regulatory approval milestones and up to $350 million in sales milestones per collaboration target. Merck will provide research funding to us for each of the programs under the collaboration, including reimbursement for external research costs and manufacture and supply of clinical material for Phase 1 clinical trials.

Our Team and Investors

We have assembled a team of experts in the discovery and development of cell therapies. Our team is led by Fred Aslan M.D., our President and Chief Executive Officer, who most recently served as President and Chief Business Officer of Vividion Therapeutics, a private company focused on developing a range of small molecule therapies for oncology and other indications. Peter Flynn, Ph.D., our co-founder and Chief Operating Officer, previously led iPSC platform and early program development at Fate Therapeutics, Inc., and Jason Litten, M.D., our Chief Medical Officer, most recently was Chief Medical Officer at Optera Therapeutics Corp., and was previously Vice President of Clinical Development at Juno Therapeutics, Inc.

We have been supported by a leading syndicate of investors, including 5AM Venture Management, LLC, RA Capital Management, venBio Partners, Acuta Capital Partners, Cormorant Asset Management, EcoR1 Capital, Franklin Templeton, Janus Henderson Investors, Logos Capital, RTW Investments, LP, Surveyor Capital (a Citadel Company), Wellington Management Company and Venrock Healthcare Capital Partners.

Our Strategy

Our mission is to deliver highly effective, off-the-shelf, allogeneic, NK cell-based therapies that are safe and accessible to cancer patients. We believe the compelling tumor killing properties of NK cells, when developed with our proprietary platform, which includes established manufacturing capabilities, give us an opportunity to generate potentially transformative therapies that can be applied broadly across multiple oncology indications. We aim to leverage our proven ability to source, expand and manufacture at a large scale, and cryopreserve our allogeneic NK cells, in order to generate off-the-shelf products that can be commercialized using a biologics business model. To accomplish this, we intend to continue building a team that shares our commitment to improving the lives of cancer patients. Key elements of our strategy include:

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Advance our lead product candidate, AB-101, through clinical development. AB-101 is a non-genetically modified, but optimized, cord blood-derived NK cell product candidate. We are developing AB-101 as a universal, off-the-shelf, allogeneic NK cell therapy to enhance a cancer patient’s ADCC response when treated with approved targeted anti-tumor antibodies. The FDA allowed our IND application in the fourth quarter of 2020, and we initiated dosing of patients in the first quarter of 2021. In April 2021, our AB-101 trial was placed on clinical hold, which was lifted in June 2021. Since the clinical hold was lifted, two additional patients have completed treatment with AB-101, with no dose limiting toxicities observed, and the AB-101 monotherapy portion of the study continues to enroll subjects at eight cancer centers across the United States. Once monotherapy safety at each dose level has been established in a cohort of patients, we plan to enroll additional patients in a combination study of AB-101 with rituximab in patients with relapsed or refractory NHL. Given the broad set of approved and experimental cancer therapies that work primarily via ADCC and can be used in combination with AB-101, we intend to explore a variety of future monoclonal antibody combinations across a number of cancer indications, either developed internally or through partnerships.

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Advance our lead CAR-NK product candidates, AB-201 and AB-202, into clinical development. AB-201 is an allogeneic anti-HER2 CAR-NK cell product candidate which has demonstrated potent anti-tumor activity in xenograft models of HER2+ breast, gastric and ovarian cancer. We anticipate submitting an IND for AB-201 in the second half of 2022 and initiating clinical trials in treatment of solid tumors. AB-202 is an anti-CD19 CAR-NK cell therapy, which we believe has the potential to offer better tolerability than existing anti-CD19 CAR-T cell therapies. All of our product candidates have been designed to display the same high and consistent expression of CD16. We believe that this high and consistent expression of CD16 has the potential to enable AB-202, our CD19-directed NK cell therapy candidate, to be combined with monoclonal antibody therapies to engender a dual targeting approach. With our manufacturing and cryopreservation methods, we believe AB-202 can provide the benefit of immediate availability, opportunity for multiple doses to provide a sustained, durable benefit, and a lower overall cost of therapy. We anticipate submitting an IND for AB-202 in 2023 and intend to initiate clinical trials in patients with relapsed or refractory B cell malignancies.

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Continue to bring new NK cell product candidates into development. Our proprietary platform, including established manufacturing technologies, gives us an opportunity to enhance our optimized NK cells so that we can exploit a variety of biologic objectives to develop next generation NK cell product candidates. These opportunities range from targeting clinically validated cancer antigens, and enhancing NK cell activation and tumor cell killing, to increasing NK cell persistence and modulating the cytokine milieu in a tumor’s micro-environment. We aim to continue to bring new product candidates to the clinic, and to evaluate technologies that may enhance our current and future product candidates and the versatility of our platform.

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Continue to create and execute strategic collaborations. In addition to our foundational strategic partnership with GC Cell, our collaboration with Merck to explore select CAR-NK product candidates targeting solid tumors, and our collaboration with Affimed to explore the potential of AB-101 in combination with Affimed’s NK cell engagers, we will continue to explore other opportunities to maximize the potential of our platform, gain access to complementary technology, and increase the clinical impact and value of our product candidates.

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Further establish our manufacturing technology and infrastructure to enable pivotal and commercial supply. In addition to our continued research and cGMP manufacturing at GC Cell’s facility in Korea, we continue to establish a U.S.-based infrastructure that includes a new planned 52,000-square-foot facility in San Diego, California designed to include offices, research and process development laboratories and a multi-suite, custom-built cGMP manufacturing center to support NK and CAR-NK cell production for our pipeline development and clinical trial supply, which is expected to be fully functional in 2022.

The Promise of NK Cell Therapy

Background on Cell Therapy

Cellular immunotherapy utilizes human-derived immune cells to recognize and destroy cancer cells. Most cellular immunotherapies are focused on modulating or enhancing the activity of lymphocytes, a white blood cell subtype responsible for defending the body against infectious pathogens and other foreign material, and cancer cells.

NK cells and T cells are two important classes of immune cells, derived from a common lymphocyte progenitor stem cell, but differing in their immune function:

•	NK cells are part of the innate immune system, which is the body’s first line of immune surveillance and defense. They modulate their activity through a balance of activating and inhibiting receptors on their surface that engage with their environment including with target cells. This balance enables NK cells to recognize and kill abnormal cells while suppressing cytotoxic responses to normal tissue, thereby providing a population of immune effector cells that defend against cancer and virus-infected cells. Unlike T cells, NK cells do not express T-cell receptors (TCRs) on their surface and may confer a diminished risk of GvHD, and are therefore an attractive cell type for allogeneic, off-the-shelf cell therapies.

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T cells are part of the adaptive immune system. They adapt using TCR gene rearrangements to recognize specific proteins, or antigens, on the surface of infected or foreign tissue, or cancer cells. Once activated by a specific antigen, T cells multiply and coordinate a cytotoxic response that can lead to killing of the cell expressing the antigen but can also lead to CRS and neurotoxicity. Engagement with the antigen and activation of the T cell is mediated through the TCR, a specialized protein on the surface of the T cell. Importantly, engagement and activation through the TCR is the mechanism for GvHD, in which donor T cells used to treat a cancer patient recognize the patient’s normal tissue as foreign. GvHD and CRS, both of which are potentially life-threatening, are risks associated with T-cell therapies and may continue to be major hurdles for the development of donor-derived, allogeneic T-cell therapies.

Inherent Limitations of Existing Cellular Immunotherapies

The only approved genetically modified cellular immunotherapies for cancer are autologous CAR-T cell therapies, which involve CARs which are engineered and introduced ex-vivo to be expressed on the surface of a patient’s own lymphocytes. CARs enable recognition of specific antigens that are present on the surface of tumor cells and build upon the natural biology of T cells and NK cells. After decades of research on the development and introduction of CARs into immune cells, these engineered cellular tools are increasingly applied as features of autologous and allogeneic CAR-T and CAR-NK therapeutic candidates.

In 2017 and 2018, the FDA approved the first autologous CAR-T cell therapies, Kymriah and Yescarta, offering a potentially transformative option to patients who had previously exhausted all other therapies. These autologous CAR-T therapies can harness the potential cancer-fighting attributes of the immune system while directing immune cells in a highly specific manner toward attacking and eliminating cancerous cells. As of today, four autologous CAR-T cell treatments have been approved by the FDA and hundreds of others are in clinical development.

While CAR-T cell therapies have demonstrated the transformative potential of cell therapy, they still present challenges in several areas, including scalability, safety and patient access. Because autologous CAR-T therapies are derived from a patient’s own cells, they are therefore subject to potential inefficiencies, time and cost of a patient-specific manufacturing process. Furthermore, some patients may be unable to wait for the production of their CAR-T therapies. In order to address these limitations, companies are attempting to develop allogeneic T cell therapies. CAR-T therapies have been associated with GvHD, CRS and other severe adverse events, and as a result, treatment is generally only available at advanced clinical centers that can adequately support these patients. We believe that these limitations of CAR-T cell therapies have hampered their widespread adoption. We believe that only a small fraction of the hundreds of thousands of lymphoma and leukemia patients globally were treated with autologous CAR-T cell therapies and many more patients could potentially benefit from these drugs.

We believe allogeneic, off-the-shelf NK cell therapies hold promise in potentially addressing the limitations of CAR-T cell therapies, specifically with regard to safety, opportunity for repeat dosing, scale of production and off-the-shelf access.

NK cells: what they are and how they kill cancer cells

NK cells represent a distinct population of innate immune cells. They are called NK cells based on their ability to detect and kill cancer and virally infected cells by recognizing common antigens, without the need for highly selective adapted receptors to individual antigens. NK cells evolved as part of the innate immune system to respond quickly to pathogens, without the typical delay inherent in building an adaptive immune response. They are able to detect and eliminate cancer cells because they are primed to recognize cellular stress of the type that cancer cells typically exhibit as they exceed typical growth norms and pressure the body into diverting resources to their further growth. These stress antigens serve as general activators of NK cells through natural cytotoxicity receptors (NCRs), such as NKG2D, DNAM, and NKp30. NK cells also express a set of receptors known as killer immunoglobulin-like receptors (KIRs), that play a key role in differentiating tumor cells from healthy cells. Cancer cells frequently downregulate their expression of signals of self, such as MHC Class I molecules. KIR receptors prevent NK cells from attacking healthy cells that express MHC Class I molecules, while directing the killing of tumor cells.

Schematic of NK cell receptor interaction with tumor cells.

NK cell activation via ADCC, or recognition of tumor stress

antigens or lack of self can lead to NK-mediated cytotoxic activity.

Immune activation through NK cell activity

NK cells lead to the recruitment and activation of other components of the immune system. On activation, NK cells release perforins and granzymes to kill the target cells and cytokines to recruit and engage other immune cells into anti-tumor activity. Activated NK cells secrete cytokines and chemokines, such as interferon gamma (IFNg), tumor necrosis factor alpha (TNFa), and macrophage inflammatory protein 1 (MIP1) that signal and recruit T cells to tumors. Through direct killing of tumor cells, NK cells also expose tumor antigens for recognition by the adaptive immune system.

NK cells and targeted antibody therapies

Several monoclonal antibody therapies are effective cancer treatments which rely on NK cells for tumor cell killing activity. NK cells express CD16 receptors on their surface, which recognize the Fc domain of antibodies. Through this interaction, antibodies that bind to tumor-specific antigens recruit NK cells directly to tumor cells and activate them to kill. This process is referred to as ADCC. The critical role of NK cells and the interaction between CD16 and the Fc domain of antibodies is supported by modifications to the Fc domain of antibodies and by inherited CD16 isotypes that confer differential anti-tumor activity.

The Emergence of NK Cell Therapy

Despite the therapeutic potential of NK cells, fundamental challenges, including the technical difficulty of producing and storing large numbers of high-quality NK cells, have constrained their development. As a result, the therapeutic development of NK cell therapies has historically lagged that of T-cell based therapies, which also benefited from a substantial and sustained inflow of risk capital following the publication of a seminal paper in 2011. However, recent academic publications, preclinical and clinical trial results, and emerging technologies have led to an increasing focus on the role of NK cells in the field of cell therapy:

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In 2005, the results from an academic Phase 1 clinical trial were published demonstrating that fresh haploidentical NK cells, or cells from a related donor that shares half of the patient’s HLA haplotype could be administered without serious side effects while inducing complete remissions in multiple acute myeloid leukemia (AML) patients. (Miller, et al. Successful adoptive transfer and in vivo expansion of human haploidentical NK cells in patients with cancer. Blood Journal, 2005; 3051-3057) (peer reviewed).

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In 2016, the results from a Phase 1 clinical trial in Korea sponsored by our strategic partner, GC Cell, were published demonstrating that cryopreserved and, for the first time, allogeneic NK cells without regard to HLA matching, could be administered to NHL patients without evidence of GvHD, neurotoxicity or severe CRS. (Yang, et al. Phase I Study of Random Healthy Donor-Derived Allogeneic Natural Killer Cell Therapy in Patients with Malignant Lymphoma or Advanced Solid Tumors. AACR Journals, 2016; 215-224) (peer reviewed).

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In early 2020, the results from a Phase 1 clinical trial were published demonstrating that NK cells genetically modified to express CARs administered to patients with NHL and chronic lymphocytic leukemia resulted in clinical responses similar to those seen with CAR-T therapy, but without significant GvHD or CRS adverse events. (Liu, M.D., et al. Use of CAR-Transduced Natural Killer Cells in CD19-Positive Lymphoid Tumors. The New England Journal of Medicine, 2020; 382:545-53) (peer reviewed).

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In late 2020, the results from a Phase 1 clinical trial were presented at a scientific meeting demonstrating that allogeneic NK cells could be administered in combination with approved therapeutic antibodies and generated objective responses in NHL patients. (Bachanova, et al. Results of a Phase 1 Trial of GDA-201, Nicotinamide-Expanded Allogeneic Natural Killer (NK) Cells in Patients with Refractory Non-Hodgkins Lymphoma (NHL) and Multiple Myeloma. ASH Annual Meeting Abstract, 2020).

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In 2021, the results from a Phase 1 clinical trial of a third-party NK cell candidate were presented at a scientific meeting which showed that repeated doses of allogeneic NK cells plus rituximab were administered safely to cancer patients and led to objective responses in eight of 11 patients treated across two dose levels. (Patel, et al. Phase I Study of FT516, an Off-the-Shelf iPSC-Derived NK Cell Therapy, in Combination with Rituximab in Patients with Relapsed/Refractory B-Cell Lymphoma. Blood 2021; 138 (Supplement 1): 3873).

We believe these studies provide significant evidence of the potential of NK cell therapy. This body of research, supported by relatively limited investment, has improved our understanding of NK cell biology and has demonstrated the potential benefit of antibody combinations and CAR engineering to better target tumors, as well as cytokine support to enhance persistence of cells in the patient. However, these approaches have not addressed the challenges of today’s cell therapy business models, which are characterized by high complexity, low quality and high-cost manufacturing, paired with limited access and adoption, particularly outside a few narrow hematology indications such as NHL. Enabled by the industrial approach taken by our strategic partner, GC Cell, this is the paradigm that we are committed to disrupting. If successful, we believe that our NK cell therapies may be suitable for use in earlier lines of therapy and in patients with tumors that are harder to treat, thereby delivering significant clinical impact and economic value.

Our Approach

Our mission is to deliver highly effective, off-the-shelf, allogeneic, NK cell-based therapies that are safe and accessible to cancer patients. We have prioritized establishing an industrial cell therapy manufacturing process and infrastructure, enabling large-scale expansion, long-term storage, logistical simplicity and out-patient administration of highly active NK cells. The manufacturing method foundational to our NK cell therapy platform was developed by our strategic partner, GC Cell, which has more than 10 years of NK cell research, process development, cGMP manufacturing and clinical experience. Our platform encompasses sourcing and selection of primary cord blood-derived NK cells, and subsequent expansion and activation of NK cells utilizing a proprietary engineered feeder (eFeeder) cell and industrial bioreactors. Further, we have established effective cryopreservation throughout the process, including the final product candidate which exhibits long-term cryopreserved shelf-life, enabling the clinical cold-chain and patient access to the product. Our process utilizes an established and growing state-of-the-art manufacturing infrastructure and an established supply chain.

We believe our Manufacturing-First strategy positions us to supplant the patient-specific business model for autologous cell therapy with one that conforms to the well-established business model for biologic therapies, delivering high quality campaign-manufactured product with low cost of goods and true off-the-shelf availability at the point of care.

With enabling manufacturing capabilities in place, we plan to deliver safe and effective allogeneic therapies to the vast majority of cancer patients who today do not have access to cell therapy options. We believe our demonstrated ability to scale and store drug product will help us optimize clinical outcomes by delivering effective doses of our products, with repeat dosing where necessary. In addition, we can apply a range of solutions designed to enhance our NK cell therapies that include CAR engineering, cytokine supplementation, and antibody and NK-engager combinations. Certain of these capabilities have been optimized over several years of research and process development activities by GC Cell, in some cases working in partnership with leading technology platform companies. Today, we are implementing cGMP lentiviral transduction of NK cells for our first CAR-NK product candidates, and have demonstrated proof of concept for our NK-optimized gene editing capability at the discovery research level.

The Artiva AlloNKTM Platform

We have established a proprietary platform to realize our vision of becoming a leading provider of safe and effective off-the-shelf NK cell-based therapies for cancer patients. We leveraged our deep expertise in NK cell biology to establish an end-to-end proprietary process in collaboration with our strategic partner, GC Cell. We believe the following features of our platform provide multiple key advantages:

Cord blood as the donor source of our NK cell product candidates

Cord blood is an FDA-approved source of healthy donor cells for hematopoietic stem cell transplants and is readily available from multiple public banks in the United States and Europe. We currently source our cord blood from the National Cord Blood Program (NCBP), at the New York Blood Center and Duke Healthcare Cord Bank (DukeHealth). The NCBP is the first and largest public cord blood bank in the world and there have been over 30,000 transplants throughout the world with cord blood from the NCBP. Cord blood units that we source from this bank are FDA licensed. The cold chain logistics to routinely transfer cord blood units from the New York Blood Center to the manufacturing site have been well-established.

NK cells make up five to 15% of peripheral blood lymphocytes. Traditionally, peripheral blood has been used as the source for NK cells for therapeutic use. However, studies conducted by our strategic partner GC Cell have shown that NK cells derived from cord blood have a nearly ten-fold greater potential for expansion in our proprietary culture systems than those derived from peripheral blood, without premature exhaustion or senescence of the cells. The expression of receptors of interest on the surface of NK cells, such as those involved in the activation of NK cells on engagement of tumor cells, was seen to be more consistent donor-to-donor for cord blood NKs than peripheral-blood NK cells. The use of our manufacturing process consistently activated the NK cells in cord blood in a donor-independent manner, resulting in a highly scaled, active and consistent NK cell product.

Cord blood-derived NK cells (CB-NK) have demonstrated an approximately ten-fold greater ability to expand in culture than peripheral blood-derived NK cells (PB-NK) in preclinical studies.

Expression of tumor-engaging NK activating immune receptors was higher and more consistent in cord blood-derived drug product compared to that generated from peripheral blood in preclinical studies.

Selection of optimal genetic characteristics in the donor cord blood units

We screen the genotype of banked cord blood units from the New York Blood Center and DukeHealth to identify characteristics that we wish to capture in our NK cell therapy product candidate, such as KIR-B haplotype and the high-affinity variant of the CD16 receptor, both of which are drivers of NK cell anti-tumor activity. In this way, we ensure such characteristics are already included in our product candidates through the selection of the starting cord blood units within the banks, rather than necessitating genetic engineering. We select the cord blood units that meet our criteria:

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KIR-B haplotype selection: We base our product candidates on cord blood units encoding KIR-B alleles of the KIR receptor family. It has been reported that AML patients receiving allogeneic transplants from homozygous KIR-B donors have significantly decreased relapse rates and increased disease-free survival than those receiving transplants from KIR-A donors.

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High-Affinity CD16 158V/V selection: We select cord blood units that have a variant of CD16 known as 158 V/V, which has been shown to lead to increased ADCC activity. In a clinical trial of trastuzumab, an anti-HER2 antibody, metastatic breast cancer patients who had CD16 genotype encoding the 158 V/V allele had increased progression-free survival compared to those with other CD16 genotypes.

Metastatic breast cancer patients having the CD16 158V/V allele had significantly improved progression-free survival compared to patients with other CD16 genotypes in response to trastuzumab-based therapy. (Musolino et al. 2008)

Following selection, we ship the cord blood units to our manufacturing facility where they are held in cryostorage. We believe that the availability, quality, ability to prescreen and ease of logistics of cord blood make it the optimal donor cell source for our optimized proprietary manufacturing process. Further, additional genetic profiling and selection characteristics may be used in the generation of future products.

Established and highly scaled proprietary manufacturing process

We are leveraging a cGMP manufacturing process that has been optimized for highly scaled expansion of the NK cells from a cord blood unit using a proprietary culture system and an established 50-liter bioreactor process. The process generates sufficient NK cells or CAR-NK cells to treat hundreds to thousands of patients from a single cord blood unit and produces a consistently active NK or CAR-NK cell therapy product with little donor-to-donor variability. The proprietary process is rooted in over a decade of experience in NK cell expansion by our strategic partner, GC Cell, and has been further refined for the delivery of our off-the-shelf NK cell therapies to the U.S. clinical setting ready for administration to patients.

The NK cells from selected cord blood units are expanded using a proprietary eFeeder cell culturing process. The eFeeder cells are engineered to express a combination of factors on their surface, which enhance the activation and expansion of NK cells from the cord blood unit. The eFeeder cells are manufactured under cGMP, irradiated, and do not persist in the final product. This process has been developed to produce large numbers of mature and highly active NK and CAR-NK cells while avoiding overstimulation, which has been shown to lead to cellular senescence. The NK cell expansion process has several optimized and established stages:

•	Master Cell Bank (MCB) generation: The cord blood unit is thawed and depleted of T-cells before culturing with the eFeeder cells, resulting in a significant expansion and enrichment of

NK cells. For our current CAR-NK product candidates, AB-201 and AB-202, a lentivirus vector encoding the specific CAR construct and IL-15 is introduced at this stage. This step results in the generation of cryopreserved MCB which is stored. Aliquots of the MCB are characterized for quality and release specifications prior to use in the second expansion stage. For AB-101, we have generated approximately 80 units of MCB from each cord blood unit. We have generated multiple MCBs from multiple donor cord blood units for each product candidate.

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Drug Product generation: A single vial of MCB is used to seed a second expansion step. This takes place in an industrial 50-liter bioreactor and results in highly activated and highly pure NK or CAR-NK cells. The NK cells are vialed and cryopreserved. For AB-101, we routinely produce 80-100 vials of one billion NK cells per vial for clinical use from each bioreactor and we are utilizing multiple bioreactors and currently completing two batches per month. For AB-201, our first investigational CAR-NK program, we routinely generate approximately 50 billion cells per bioreactor at 25-liter scale and have fill-finished the CAR-NK drug product in aliquots ranging from 10 million cells to one billion cells as required for future clinical studies. The scale of production for both AB-101 and AB-201 results in potentially thousands of doses of product per cord blood donor. Aliquots of drug product from each batch are characterized for quality and specifications prior to release for clinical use. Based on our current manufacturing capability and batch production yield, we estimate our cost of goods for a one billion cell dose of AB-101 to be approximately $1,300.

Our manufacturing process expands cord blood NK cells and utilizes an eFeeder culture system, 50L bioreactors and a proprietary cryopreservation technology

Our manufacturing process can produce thousands of doses of either NK or CAR-NK drug product from each cord blood donor and has been designed to be scaled for future commercial supply

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Product characterization: Our highly scaled and reproducible process for generating cord blood-derived NK and CAR-NK cells has generated drug product that is consistent across manufacturing runs. For AB-101, we have produced multiple clinical batches of product that meet our release specifications. All specifications are tests on cryopreserved drug product and include measures of the NK cells’ purity, identity and activity.

Our manufacturing process reproducibly generates very large quantities of highly pure and active AB-101 drug product NK cells.

Data points represent products generated from three independent cord blood units. We currently average between 80-100 billion cells per batch of AB-101 cGMP product and are initiating two batches per month.

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Effective cryopreservation: The effective long-term storage of cells while retaining product activity and characteristics is an essential step in providing off-the-shelf NK and CAR-NK cell therapies. The final step in the manufacturing process is cryopreservation. We believe that the ability to effectively cryopreserve our NK and CAR-NK cell therapy product candidates is a key differentiator for our platform, and is essential to providing off-the-shelf products that can be shipped around the world and be available for single or repeat patient dosing on demand. Historically, NK cells have been reported to be highly sensitive to freeze-thawing and cryopreservation of NK cells has been more challenging than T cells. The proprietary cryopreservation process uses methods that have consistently demonstrated 90% viability of our NK cells upon thawing. As shown in the study below, no significant differences were observed for NK cell activity or expression of cytokines, such as IFNg and TNFa after thawing from cryopreservation.

Cryopreserved NK cells were largely indistinguishable from freshly expanded NK cells.

We are conducting an ongoing product stability study to assess the shelf-life of our NK cell product candidates. We have demonstrated the maintenance of cell viability and cytotoxic activity of our AB-101 product candidates for 18 months to-date, and the study is expected to continue to 36 months.

AB-101 viability and activity was shown to be preserved through 18 months in our cryopreserved stability program.

We plan to continue to monitor through 36 months.

Our cryopreservation process was developed not only to ensure that the thawed cells retain high and consistent activity, but also enable a simple thawing process in which the drug product does not require any manipulation before administration. We believe that our cold chain and thawing process has the potential to greatly expand the number and types of clinical settings where our product candidate may be available to patients. For our AB-101 product candidate, the cryopreserved shelf-life has enabled us to build a rolling stock of more than 600 vials of a billion cells each to date. These are stored at a central facility in the United States prior to shipping to our clinical trial sites.

Ability to create gene-modified NK cells

As an alternative to targeting NK cells to tumors by combining with monoclonal antibody therapy or NK-engager bispecific technology, NK cells may be targeted directly through the addition of a CAR against a defined target antigen. This is accomplished through genetic modification of the NK cell and can also include the addition of cytokine transgenes to further enhance the activity and persistence of these CAR-NK cells. This approach has been shown to provide anti-tumor activity in the context of CD19 and NHL, comparable to results seen with CD19 CAR-T cell therapy, but without CRS or neurotoxicity. We believe these modifications can turn NK cells into the kind of flexible, potent and allogeneic therapy that CAR-T cells were intended to become. In particular, we believe that the potential therapeutic applications of NK cells can be expanded by three types of gene modifications:

1.

Addition of CAR constructs to direct NK cells to specific antigens: We introduce CAR constructs to our cord-blood derived NK cells via a lentiviral vector. This virus vector is manufactured under cGMP conditions in the United States prior to being transferred to the manufacturing facility in Korea where it is combined with NK cells during the first expansion phase of our manufacturing process. Our CAR constructs have been designed and optimized to work with our manufacturing process and based on their ability to enhance the activity of our NK cell product candidates. Extensive empirical evaluation of costimulatory domains alone and in combination were conducted to find optimal solutions for NK cells. Results below demonstrate the importance of including OX40L as a costimulatory domain in our CAR-NK product candidates. CAR-NK cells that contain this optimized costimulatory domain exhibited greater cytotoxic potential than structures used in other T-cell and NK cell programs.

Cytotoxicity assessments on SK-BR-3 breast cancer cell line at various effector to target (E:T) ratios comparing various CAR-NK co-stimulatory domains.

2.

Enhancement of viability and potency through overexpression of cytokines: IL-15 promotes NK cell viability, proliferation and function. Transduction of NK cells with gene constructs that lead to expression of IL-15 has been shown to increase their cytotoxic potential. Further, IL-15 expression has been associated with increased cell persistence in human clinical studies. Expression of IL-15 in our CAR-NK cells has resulted in high viability in culture and our AB-201 and AB-202 product candidates express the IL-15 transgene. The figure below shows data from our preclinical GLP pharmacokinetic and biodistribution study of AB-201. As shown in the figure below, the IL-15 co-expressed from the CAR lentivirus resulted in persistence of the AB-201 cells, in the circulation of mouse models beyond day 30 and peak detection in lung and spleen tissues at day 15. This was substantially longer than the persistence seen for cord blood-derived NK cells not expressing IL-15.

Persistence and biodistribution data of AB-201 in mice measured by quantitative PCR assessment of the human Beta-Globulin gene.

Both our AB-201 and AB-202 product candidates utilize OX40L as part of a CAR costimulatory domain and the expression of IL-15. A schematic of the costimulatory structure used for AB-201 and AB-202 is below.

A schematic of our CAR structure used in both AB-201 and AB-202.

3.

Gene editing NK cells for improved activity and persistence: Through our collaboration with our strategic partner, GC Cell, we have the rights to obtain an exclusive ex-Asia Pacific license to technology from Feldan Therapeutics that is specifically designed to introduce proteins and nucleic acids into NK cells with high efficiency. This technology, referred to as the

Feldan Shuttle, is a peptide-based technology that has been designed to allow gene editing components, such as CRISPR targeting nucleases, to enter NK cells without viral vectors or technologies such as electroporation. As part of our research and discovery programs we are exploring the specific removal or knock-out of genes that express inhibitory receptors within our NK cell products, with the goal of increasing their activity in immunosuppressive tumor environments. Secondly, we are using the same CRISPR technology to investigate specific gene knockouts that may improve NK cell persistence without the requirement for lymphodepleting chemotherapy.

Our Partnership with GC Cell

We have established a broad strategic partnership with GC Cell under which we have exclusive, worldwide, excluding Asia, Australia and New Zealand (ex-Asia Pacific), rights to independently develop and manufacture products utilizing GC Cell’s intellectual property and leverage its expertise in manufacturing, cryopreservation and CAR technology.

Under our partnership, we are also collaborating with GC Cell on discovery, research, preclinical development, and manufacturing of product candidates through a Joint Steering Committee (the JSC) comprising senior staff from both our company and GC Cell. We have the option to exclusively license nominated pre-clinical development candidates under this collaboration and, to-date, we have exercised this option with respect to our initial product candidates AB-101, AB-201 and AB-202. We are currently collaborating with GC Cell on additional potential product candidates as well as developing our own Artiva-originated pipeline programs. In addition to the product candidates we are developing together, GC Cell is also supporting our collaborations with Merck and Affimed by providing certain research, manufacturing, and preclinical development services under our Master Research Services Agreement with GC Cell (the GC Cell Research Services Agreement), as defined below. For additional details regarding the GC Cell Research Services Agreement, and our other agreements with GC Cell, see “Business—Licensing Agreements.”

Established Manufacturing Infrastructure

GC Cell Facility

Our NK cell product candidates are currently being or are planned to be manufactured at a state-of-the-art cGMP facility at the GC Cell corporate campus in Seoul, South Korea. The custom-built facility was completed in 2018 and is a 300,000 square foot, cell therapy research, process development, and cGMP manufacturing facility. We have access to research and process development laboratories. As our product candidates advance through scale-up production they are transferred to GC Cell’s cGMP facility where our exclusive relationship provides us with access to over 18,000 square feet of manufacturing space, organized across three cGMP suites and associated rooms, with established capital equipment including multiple 50 L bioreactors. We are currently utilizing one suite for the production of AB-101, our first clinical product candidate. The remaining space will be allocated across our CAR-NK and partnered programs, with AB-201 already being produced in a second suite and AB-202 in late process development awaiting transfer to the cGMP facility. Research, process development and the manufacturing and quality groups within the cGMP facility are staffed with trained specialists experienced in cell therapy manufacturing, and overseen by senior members of Artiva’s manufacturing and quality staff.

GC Cell corporate campus in Seoul, Republic Korea, including a 300,000 square foot cell center.

We have reserved 18,000 square feet of the cGMP manufacturing facility.

Artiva Facility

In addition to the research and manufacturing capabilities at GC Cell’s headquarters in Korea, we continue to grow our staffing and infrastructure in the United States. We have established a team of cell therapy experts driving discovery research, preclinical development, translational science, process development and cell therapy manufacturing in San Diego, California. Further, we are currently building our new 52,000-square-foot corporate headquarters in San Diego, which will include research and process development laboratories and a multi-suite custom-built cGMP manufacturing center to support NK and CAR-NK cell production for our pipeline development and clinical trial supply. The new facility and capabilities will be in addition to on-going manufacturing in Korea and is expected to be fully functional in 2022. The cost of construction and furnishing for our new corporate headquarters, net of any tenant improvement allowances, is estimated to be $3 million.

Our scaled manufacturing process established at GC Cell over ten years has enabled an efficient custom design and build of the San Diego cGMP manufacturing center. We anticipate that it will comprise multiple NK or CAR-NK production suites, a master cell bank / virus suite and a suite devoted to product fill-finish and cryopreservation. Finished product is expected to be stored at our third-party logistics vendor in Texas, as is currently the case for drug product manufactured for us by GC Cell. We intend to use the new facility to enable new pipeline program research development and manufacture, as well as to further optimize the manufacturing process in readiness for future pivotal clinical studies and commercial supply, if approved.

Artist rendering of Artiva’s new corporate headquarters including discovery research, preclinical development, translational science, process development and cGMP manufacturing center

Our Programs

Our twofold product strategy aims to harness the innate biology of NK cells with the intent of maximizing their therapeutic potential against either hematologic malignancies or solid tumors:

ADCC Enhancers – NK cells that can enhance a patient’s ADCC response when undergoing monoclonal antibody therapy, increasing the therapy’s anti-tumor activity.

Targeted CAR-NK – NK cells engineered to express proprietary CARs that have the potential to enhance the targeting and activity of the NK cells.

Our lead product candidate, AB-101, is a non-genetically modified, but optimized, cord blood-derived NK cell therapy that has the potential to enhance the ADCC response in a cancer patient receiving monoclonal antibody or NK-engager bispecific therapy. We have initiated a Phase 1/2 trial of AB-101 in combination with rituximab in patients with relapsed or refractory NHL. In addition to our unmodified NK cell therapy product, we are developing a portfolio of novel CAR-NK cell product candidates containing proprietary CARs that target clinically validated tumor antigens HER2 and CD19. We plan to submit INDs and initiate clinical trials for our CAR-enabled NK cell therapy product candidates, AB-201 and AB-202, in the second half of 2022 and in 2023, respectively. Our entire pipeline leverages the distinctive qualities of NK cells, which have shown early clinical evidence of activity in oncology, coupled with a large-scale manufacturing process capable of delivering cryopreserved NK cells to the clinic. Our manufacturing capability and our CAR platform have garnered interest from other biotechnology and pharmaceutical companies. In late 2020, we initiated a preclinical collaboration with Affimed, a company that develops NK-engager biologic therapies. Further, in early 2021, we entered into an exclusive research and development collaboration with Merck to develop CAR-NK therapeutics directed to solid tumor targets.

Our Pipeline:

AB-101

Overview

We are developing AB-101 for the treatment of cancer, as a non-engineered, universal, off-the-shelf, cryopreserved cord blood-derived NK cell therapy designed to enhance ADCC anti-tumor responses in patients treated with monoclonal antibodies or NK cell engagers. We optimize AB-101 through the selection of specific characteristics in the cord blood unit, including a KIR-B haplotype and natural high-affinity variant of CD16, the 158V/V polymorphism, that are associated with improved anti-tumor activity and ADCC enhancement. We continue optimization through our manufacturing and cryopreservation process, resulting in a highly active, off-the-shelf, infusion-ready product.

ADCC Enhancement

ADCC Enhancement Treatment Schema

In our preclinical studies, AB-101 demonstrated ADCC with a variety of therapeutic antibodies, providing support for clinical development. We initiated a Phase 1/2 clinical trial evaluating AB-101 in combination with rituximab for the treatment of patients with relapsed or refractory NHL, following FDA’s allowance of our IND in late 2020. We expect to report initial AB-101 clinical data in the fourth quarter of 2022.

AB-101: NHL Market Opportunity

We are initially developing AB-101 in combination with rituximab for the treatment of pretreated relapsed or refractory NHL. In 2021, there were an estimated 81,560 new cases of NHL diagnosed in the United States, of which 85% are B-cell malignancies. Patients with newly diagnosed advanced B-cell NHL are generally treated with chemotherapy plus an anti-CD20 antibody. While this frontline approach to treatment is highly effective for many NHL patients, over 40% of patients suffer from disease that is refractory to initial treatment or recurrent after an initial response. For patients with refractory or relapsed disease, treatment options are limited, and prognosis worsens with each subsequent line of therapy. For patients requiring second or third-line treatment, chemotherapy plus monoclonal antibody therapy is generally used but clinical responses are only seen in a minority of patients. Emerging data suggests that patients with low NK cell counts prior to treatment with antibodies that mediate their anti-tumor effects by ADCC have poorer prognoses. Designed as a potent ADCC enhancer that is cryopreserved for off-the-shelf use, we believe that AB-101 combined with rituximab may improve outcomes for NHL patients.

For third-line patients, anti-CD19 CAR-T products are now available, achieving 30% to 50% complete response rates in aggressive lymphomas, and providing hope for durable remissions for some patients. Unfortunately, these products are associated with life-threatening safety risks, and access remains limited with more than half of the potential patient population unable to receive these products due to clinical performance status or the need for urgent therapy. Further, 10% to 20% of patients intended for therapy fail to receive treatment due to manufacturing failures or progressive disease before the therapy can be administered. For patients who do not have access to or who have progressed beyond approved CAR-T therapies, the prognosis is dismal, and their survival is measured in weeks. Therefore, AB-101 combined with rituximab may provide a treatment option for patients who have previously received, are ineligible for or do not have access to approved CAR-T therapies.

As illustrated below, it is estimated there are over 80,000 patients annually in the United States initiating lines of therapy in which rituximab is approved. Within the relapsed/refractory setting across B-cell NHL subtypes, each year there are over 20,000 patients initiating second-line treatment and nearly 10,000 initiating third-line or later lines of therapy. After initially evaluating activity and potentially seeking approval in third-line and later lines, we plan, if approved for such initial indication, to seek approvals in earlier lines of therapy.

United States treatment landscape by line of therapy in B-cell NHL subtypes

Clinical impact of NK cells

In 2005, the published results of an academic Phase 1 clinical trial demonstrated that fresh haploidentical NK cells, or donor cells, could induce complete remissions in multiple AML patients.

Subsequent clinical trial experience from third-parties has supported the administration of allogeneic NK cell products to cancer patients. However, the clinical activity of NK cell therapies has been limited when administered as a monotherapy. There is emerging evidence supporting NK cells as the driver of monoclonal antibody activity in cancer patients. Specifically, diffuse large B-cell lymphoma (DLBCL) patients treated with tafasitamab, with high baseline levels of NK cells, experienced a doubling of their progression-free survival compared with those with low baseline levels of NK cells. Similar findings were reported for follicular lymphoma patients treated with obinutuzumab or rituximab, where median progression-free survival in patients with low NK cells was just over 13 months, but was not reached after 110 months in the high NK cell group.

In late 2020, results from a Phase 1 clinical trial were presented at a scientific meeting demonstrating that allogeneic NK cells could be administered without evidence of severe CRS, neurotoxicity or GvHD in combination with approved therapeutic antibodies and generated an objective response rate of 74% in heavily pretreated NHL patients (Bachanova, et al. Results of a Phase 1 Trial of GDA-201, Nicotinamide-Expanded Allogeneic Natural Killer (NK) Cells in Patients with Refractory Non-Hodgkins Lymphoma (NHL) and Multiple Myeloma. ASH Annual Meeting Abstract, 2020).

More recently, the results from a third-party Phase 1 clinical trial were presented at a scientific meeting showing that repeated doses of allogeneic NK cells plus rituximab were administered safely to cancer patients and led to objective responses in eight of 11 patients treated across two dose levels. (Strati, et al. Preliminary results of a phase I trial of FT516, an off-the-shelf natural killer (NK) cell therapy derived from a clonal master induced pluripotent stem cell (iPSC) line expressing high-affinity, non-cleavable CD16 (hnCD16), in patients (pts) with relapsed/refractory (R/R) B-cell lymphoma (BCL). ASCO Annual Meeting Abstract, 2021).

Broad therapeutic potential for an off-the-shelf ADCC enhancer

We believe AB-101 has broad applicability beyond use with rituximab and that exogenous NK cells have the potential to improve the outcomes with many antibodies, which represents a sizable opportunity for an allogeneic NK cell therapy. At least 12 ADCC-mediated monoclonal antibodies are approved for cancer treatment in the United States, and over 60 monoclonal antibodies targeting approximately 50 different tumor-specific antigens are in late-stage clinical trials, with many more in earlier stage clinical development. We estimate that there are close to 125,000 patients treated annually in the United States with currently marketed targeted antibodies that depend on NK cells to drive ADCC activity against tumor cells, excluding biosimilars. We believe that exogenous NK cells have the potential to improve outcomes with any of these antibodies, which represents a sizable opportunity for an allogeneic NK cell therapy. We continue to complete preclinical assessments combining AB-101 with validated therapeutic monoclonal antibodies. We plan to pursue clinical combinations of AB-101 and approved monoclonal antibodies if AB-101 monotherapy safety is observed in the current Phase 1/2 clinical trial in patients with relapsed or refractory NHL.

^Note: Denotes products whose patents have expired by 2021.

*Methodology: Estimated number of patients treated were determined by dividing 2018 sales by cost per patient for each indication (both patient dosing and weight were taken into account for annual calculations).

Marketed monoclonal antibody therapies with potential ADCC mechanism of action.

Estimated patients treated (2021).

AB-101: Preclinical results

We have conducted numerous preclinical studies in which we have shown cytotoxic, tumor cell killing activity of AB-101, both alone and in combination with approved monoclonal antibody therapies. These studies include the in vitro combination of AB-101 with rituximab, trastuzumab and cetuximab, antibodies with ADCC mechanisms targeting CD20, HER2 and EGFR, respectively.

In one study, in which a HER2+ gastric carcinoma tumor cell line, NCI-N87, was grown in long-term culture for six days, trastuzumab was shown to inhibit the tumor cell growth and AB-101 was seen to kill the tumor line, but the combination of trastuzumab and AB-101 substantially increased the tumor killing cytotoxic activity.

AB-101 in combination with the anti-HER2 monoclonal antibody trastuzumab resulted in cytotoxic activity against the HER2+ cell line NCI-N87.

E:T 1:1

In a mouse xenograft model of a CD20-positive Ramos B-Cell lymphoma, AB-101 in combination with rituximab conferred a substantial survival benefit over either rituximab or AB-101 alone. In this study, the median survival of control animals was just 30 days. Treatment with rituximab alone increased median survival to 50 days, whereas the combination of rituximab with AB-101 substantially increased median survival to 84 days.

AB-101 plus rituximab increased survival in a mouse xenograft model using Ramos cells.

AB-101: Our ongoing Phase 1/2 clinical trial

We initiated a Phase 1/2 clinical trial evaluating AB-101 in combination with rituximab for the treatment of patients with relapsed or refractory NHL following the FDA’s allowance of our IND in late 2020. The AB-101 program was placed on clinical hold in April 2021 after the first patient dosed in the trial died unexpectedly, six days after receiving their third weekly dose of AB-101. There was no evidence of CRS or Immune Effector Cell-Associated Neurotoxicity Syndrome (ICANS). The patient’s NK cell counts were at or below normal levels and the patient’s other lab results were unremarkable. Although there was no definitive cause of death, the autopsy findings included widespread metastatic disease and cardiovascular disease, and concluded that the death was possibly due to cardiac arrhythmia. The principal investigator determined that the cardiac arrhythmia was not related to AB-101; however, due to the unknown etiology of the unexpected patient death, it was deemed a DLT per the amended trial protocol. Our amended protocol excludes patients with a history of significant cardiac disease and requires additional on-study non-invasive cardiac monitoring. The clinical hold was lifted in June 2021. Since the clinical hold was lifted, two additional patients have completed treatment with AB-101, with no dose limiting toxicities observed, and the AB-101 monotherapy portion of the study continues to enroll subjects at eight cancer centers across the United States.

In the Phase 1 portion of this trial, at least six patients will receive AB-101 as monotherapy (Group 1) to confirm safety and tolerability, the primary endpoint of this portion of the study. Thereafter, AB-101 will be evaluated in combination with rituximab (Group 2) in patients with indolent or aggressive lymphomas of B-cell origin at two dose levels. The primary efficacy endpoint for this trial is objective response rate assessed using the Lugano 2014 assessment criteria, “Lugano 2014.” Lugano 2014 is a validated assessment tool to evaluate response to cancer therapy based on a combination of Positron

Emission Tomography (PET) and Computed Tomography (CT) findings, as compared to baseline. Key secondary endpoints include progression-free survival, duration of response and overall survival.

Design of the Phase 1/2 trial for AB-101.

All patients enrolled in Groups 1 and 2 will receive lymphodepleting chemotherapy for three days prior to treatment with AB-101 at 1 x 109 cells or 4 x 109 cells weekly for four weeks. After each dose of AB-101, patients will receive low-dose subcutaneous IL-2 to support NK cell function and, in Group 2, IV rituximab will be provided at the FDA-approved dose. During the study, radiologic responses will be assessed in all patients, per Lugano 2014, at months one, two, four and six, nine, 12, 15 and 18. For any patient experiencing clinical benefit (SD, PR or CR, per Lugano 2014) after one cycle of treatment with AB-101 and rituximab, we intend to provide additional doses of AB-101 plus rituximab with the intention to deepen and prolong that clinical benefit.

AB-101 plus rituximab treatment cycle for patients with R/R NHL.

We expect to report initial clinical data for AB-101 in the fourth quarter of 2022. Based on combination data, we expect to engage with the FDA to consider expanding the clinical program for AB-101 plus rituximab to support a filing of a BLA.

Expansion Opportunities for AB-101

AB-101 is intended as a universal NK cell therapy designed to work in conjunction with anti-tumor antibodies and enhance patient ADCC response. We are assessing AB-101 in combination with other monoclonal antibodies and bispecific antibodies to kill tumor cells by ADCC and expect to announce plans for a second combination in 2022. We also continue to explore research and development collaborations to maximize AB-101’s potential. In November 2020, we entered into an exclusive collaboration with Affimed, in which we are evaluating the feasibility and preclinical activity of combinations of AB-101 and Affimed’s ICE® molecules targeting EGFR and CD30. We are evaluating the opportunity to advance product candidates resulting from either the co-administration of AB-101 with ICE molecules or the in-process combination and cryopreservation of AB-101 with Affimed’s ICEs to be developed as novel, cryopreserved, off-the-shelf, targeted cell therapies. We are currently completing preclinical assessments combining AB-101 with either AFM13 or AFM24 which are designed to target CD30 and EGFR, respectively. Our agreement with Affimed provides for potential further development of selected combination products.

Our CAR-NK Programs

In parallel with our ADCC enhancer product candidate, AB-101, we are developing CAR-NK cell candidates designed to target specific antigens and enhance the cytotoxic activity of the NK cell. They are designed to do this through the addition of a chimeric receptor that links an antigen-binding domain to an NK-specific proprietary activation domain that includes OX40L. Our CAR-NK product candidates have also been engineered to express IL-15 to promote their persistence in patients. We have shown in preclinical assays that CAR-NK cells killed tumor cells in vitro and eliminate tumors in vivo.

Our CAR-NK cells utilize the same manufacturing process as AB-101 and as such exhibit the same high and consistent expression of tumor-targeting NK receptors, such as NKG2D, NKp30, DNAM-1 etc. Further, our first investigational CAR-NK, AB-201, is now being manufactured at scale with a process that, like that of AB-101, results in hundreds of doses per batch of drug product and the potential for thousands of doses from a single cord blood donor. The CAR-NK process also retains high and consistent expression of the high-affinity CD16 variant selected in the donor cord blood cells. This attribute enables the potential for effective dual targeting of a tumor cell, with the CAR engaging one target and a therapeutic antibody engaging a separate target. We believe the ability to combine our CAR-NK cells with monoclonal antibodies may increase their potency and minimize the risk of developing resistance through dual antigen targeting. Our CAR-NK product candidates can be cryopreserved and retain cell viability and activity on thawing. As such, we intend to deliver these product candidates to clinical sites as frozen, off-the-shelf therapies with the potential for long-term storage and use in repeat dose applications.

Targeted CAR-NK Treatment Schema

AB-201 is an allogeneic anti-HER2 CAR-NK cell product candidate, containing a proprietary HER2 antigen recognition domain, that we are developing for HER2 overexpressing cancers. We have demonstrated that AB-201 has cytotoxic activity specifically against HER2+ tumor cells in vitro and potent anti-tumor activity and effective tumor infiltration in vivo. AB-201 is designed to bind to a region distinct from other HER2-targeting drugs, such as trastuzumab and pertuzumab. We intend to submit an IND for AB-201 in the second half of 2022.

Background of HER2, a clinically validated cancer target

HER2, also known as Human Epidermal Growth Factor Receptor 2 and ErbB2, is a receptor tyrosine kinase that is overexpressed on many solid tumors, such as breast, gastric and esophageal, and bladder cancers. It is estimated that there are over 50,000 patients diagnosed annually in the United States with tumors having high expression of HER2, with overexpression found in approximately 10% to 15% of all breast cancer cases and in over 10% of bladder and esophageal cancers.

Currently, there are eight approved HER2-directed therapies including monoclonal antibodies, antibody-drug conjugates and small molecule kinase inhibitors, indicated for use in breast cancer and gastric cancer indications. Trastuzumab was the first approved HER2-directed therapy and continues to be the longest-standing and most widely used across indications and lines of therapy. Trastuzumab’s anti-tumor activity acts by inhibiting HER2 signaling, which reduces the proliferation of tumor cells, and by ADCC through NK cells.

Many breast cancer patients with HER2+ localized disease experience pathologic complete responses when treated with HER2-directed therapies. However, for patients who relapse and for those who present initially with metastatic disease, current treatments can provide clinical responses but are not curative, and prognosis generally worsens with each subsequent line of therapy. Each year, over 20,000 patients in the United States begin various lines of treatment for relapsed or metastatic HER2+ breast cancer. In the front-line metastatic setting, combination of trastuzumab and pertuzumab demonstrates an 80% objective response rate and a median progression-free survival of about 18 months. HER2-directed antibody drug conjugates have shown activity in the second-line metastatic setting, with fam-trastuzumab deruxtecan recently demonstrating an 80% objective response rate with about an 18 month improvement in progression-free survival in patients previously treated with trastuzumab and taxane. While there are several FDA-approved HER2-directed agents for patients who have progressed beyond two lines of therapy for metastatic disease, there is no established standard of care for these patients, and only a minority of patients experience clinical responses from approved therapies. There are over 7,000 patients annually in the United States initiating therapy in third-line or later HER2+ breast cancer.

HER2 is expressed in a subset of gastric, gastro-esophageal junction (GEJ) and esophageal cancers. Each year, over 5,000 patients in the United States begin various lines of treatment for HER2+ disease. Trastuzumab and fam-trastuzumab deruxtecan are approved for use in HER2+ gastric cancer, but a significant unmet medical need remains with only about half of patients responding to these therapies in first-line and fewer than 30% of patients responding in third and later lines. HER2 status is routinely tested upon diagnosis of gastro-esophageal cancers, allowing for identification of patients who may benefit from available HER2-directed drugs. HER2 is also expressed in a subset of bladder cancers. Each year, over 5,000 bladder cancer patients in the United States receive treatment for cancer that expresses HER2, but there are no approved HER2-directed therapies in bladder cancer. After initially evaluating activity and potentially seeking approval in third-line and later line gastro-esophageal and bladder cancers, we plan to seek approvals in earlier lines of therapy.

United States treatment landscape by line of therapy in HER2+ cancers

Preclinical data

We have demonstrated that AB-201 has cytotoxic activity against HER2+ tumor cells in vitro and established tumors in vivo. In several preclinical in vitro studies, AB-201 was shown to more effectively kill HER2-positive tumor cells derived from a variety of tumor types, including breast, gastric and ovarian, than non-CAR-NK cells. AB-201 and AB-101 had similar cytotoxic potential against HER2-negative breast carcinoma cells, suggesting the specific targeting and activation of AB-201 for HER2. In the study shown in the figure below, the growth of a human HER2+ gastric carcinoma cell line, NCI-N87, was monitored by measuring the cell confluence in long term cultures. Trastuzumab was seen to inhibit growth of the culture, whereas trastuzumab combined with our non-CAR-NK product candidate, AB-101, resulted in a further depletion of cell confluence via ADCC cell killing. It was shown that AB-201 had significantly greater cytotoxic killing activity over trastuzumab in combination with non-CAR-NKs.

Long-term kill assay on NCI-N87 gastric carcinoma cells in culture using Incucyte live cell imaging.

E:T 0.3:1

We have observed anti-tumor activity with AB-201 in xenograft models of HER2+ breast cancer, ovarian cancer and gastric cancer. In the example below, AB-201 killed tumor cells in a mouse xenograft model of breast cancer using the HCC1954 cell line, which has been characterized as trastuzumab resistant. Tumors were established in the mice which were imaged on day zero. A single dose of five million AB-201 cells was administered on day four and led to tumor suppression by day seven, and in four out of the five mice complete tumor regression, with no recurrence through the duration of the study (Day 39). AB-201 performed substantially better than trastuzumab.

Single AB-201 administration on day four after the establishment of a HER2+, trastuzumab-resistant breast cancer model resulted in tumor regression.

In a separate mouse xenograft model using the same HCC1954 cell line model, the anti-tumor activity of AB-201 was assessed in a survival study. Again, tumors were established in the mice prior to treatment. All of the mice in the control group died by day 90, while a single dose of 20 million cells of

AB-101 monotherapy extended survival as did a single dose of trastuzumab. Combining a 20 million AB-101 cell dose with trastuzumab demonstrated a substantial survival benefit with all eight mice in this group dying by day 130, again providing evidence for the therapeutic potential of AB-101 in combination with antibodies. However, a single administration of one million cells of AB-201 conferred almost complete remission with only one of eight mice in this treatment group dying and all other surviving beyond 160 days and the duration of the study.

Single AB-201 administration of one million cells in a HER2+ HCC1954 Breast Carcinoma model conferred a substantial survival benefit over trastuzumab.

AB-201 has also demonstrated substantial tumor regression and survival benefits in other HER2+ xenograft model systems, including the NCI-N87 human gastric carcinoma cell line and the SK-OV-3 human ovarian cancer cell line. In a further example below, 10 million NCI-N87 gastric carcinoma cells were used to establish a subcutaneous tumor in mice. After five days, a single, intravenous administration of five million AB-201 cells was completed. The tumor volume was tracked over time and by day 53 in irradiated animals, there was no detectable tumor in the AB-201 treatment group, significantly different from the no treatment or non-CAR-NK controls. This result would require the intravenously administered cells to traffic to the subcutaneous tumor, infiltrate that tumor and kill the tumor cells. In a parallel study in which some residual tumor remained after AB-201 administration, histology of the tumor tissue showed extensive tumor infiltration by AB-201.

A. Single IV administration of five million cells of AB-201 resulted in significant tumor shrinkage in a subcutaneous HER2+ NCI-N87 gastric carcinoma model. CBNK denotes non-engineered NK cells manufactured from cord blood. B. Histology of human CD56 marker (red) demonstrating NK cell infiltration of the NCI-N87 solid tumor

Phase 1/2 clinical design

We intend to submit an IND for AB-201 in the second half of 2022 and plan to initiate a Phase 1/2 clinical trial in patients with refractory solid tumors that express high levels of HER2. The Phase 1 portion is planned as a dose exploration in patients with HER2+ solid tumors designed to determine the recommended Phase 2 dose (RP2D). Once a RP2D has been established, we plan to enroll indication-specific cohorts in patients with advanced cancers in three of the most common HER2+ tumors: HER2+ breast cancer; HER2+ cancer of the GEJ; and HER2+ bladder cancer. This cryopreserved product candidate has the potential to enable repeat dosing and clinical combinations of AB-201 with monoclonal antibodies. Based on clinical observations in this trial, we may explore these opportunities to develop AB-201 for potential indications in HER2+ cancers for patients who have advanced beyond approved therapies.

Planned Phase 1/2 trial design for AB-201.

AB-202

AB-202 is an off-the-shelf allogeneic anti-CD19 CAR-NK cell product candidate manufactured from cord blood that we are developing for the treatment of B-cell malignancies. We have demonstrated in preclinical studies that AB-202 has cytotoxic activity against B-cell lymphoma cells. We selected CD19 as a target for AB-202 based on clinical validation provided by FDA approvals of CD19-directed CAR-Ts, such as Yescarta and Kymriah. We intend to submit an IND for AB-202 in 2023.

In addition to the advantages of allogeneic NK cells over autologous T cells, patients treated with anti-CD19 CAR-T cell therapies experience relapse which, in up to 75% of patients, is due to the loss of CD19 expression. Because AB-202 can also induce ADCC through CD16, we believe that AB-202 combined with rituximab in future clinical studies may reduce resistance and lead to improved anti-tumor activity and durable responses.

Limitations of anti-CD19 CAR-T therapies

CD19 is the target of four FDA-approved anti-CD19 CAR-T cell therapies. These therapies have demonstrated overall responses of 50% to 91% in adult patients with B cell malignancies including relapsed or refractory DLBCL. However, they are associated with significant toxicities including life-threatening CRS and neurological toxicities. Current-generation anti-CD19 CAR-T products also require a lengthy manufacturing process, resulting in high manufacturing costs, treatment delays and a failure to generate drug product for some patients. In addition, patients require access to an approved CAR-T treatment center.

Rationale for development of an anti-CD19 CAR-NK cell

In early 2020, results from a Phase 1 portion of a trial conducted at MD Anderson Cancer Center were published in the New England Journal of Medicine describing 11 patients treated with allogeneic, cord-blood derived anti-CD19-CAR-NK cells. In the manuscript, the authors described administration of fresh allogeneic CAR-NK cells in cancer patients “without the cytokine release syndrome and neurologic toxic effects that have been associated with CAR T-cell therapy.” Later in the manuscript, the authors state that “all the patients had transient and reversible hematologic toxic events, which were mainly associated with the lymphodepleting chemotherapy. There were no cases of tumor lysis syndrome or grade 3 or 4 nonhematologic toxicity. No patient was admitted to an intensive care unit (ICU) for management of adverse events associated with CAR-NK cells. However, (one patient) was admitted to the ICU for treatment of progressive lymphoma and subsequently died.” Notably, of the 11 patients treated in this clinical trial, eight experienced clinical objective responses, including seven patients with complete responses. (Liu et al. New England Journal of Medicine Feb. 2020) (peer reviewed).

Preclinical data

AB-202 is an anti-CD19 CAR-NK cell product candidate that has shown potent anti CD19+ tumor cell activity in both in vitro and in vivo preclinical studies. The CAR in AB-202 includes proprietary costimulatory structures, including the OX40L activation domain, and has been optimized for activity in our NK cells. AB-202 also expresses IL-15 to support NK cell survival. AB-202 has shown cytotoxic activity and was substantially more active than non-CAR-NK cells against CD19+ Ramos cells in culture.

Further, the use of our proprietary CAR costimulatory structure that includes the intracellular portion of OX40L led to improved cell killing activity. As shown in the figure below, AB-202, which utilizes our proprietary CD28-OX40L-CD3z costimulatory domain, was more cytotoxic than an anti-CD19 CAR-NK with a CD28-CD3z costimulatory domain in an in vitro assay through 103 hours.

Incucyte live cell imaging of Raji B-cell lymphoma killing (E:T 0.3:1).

Comparison of AB-202 with an anti-CD19 CAR-NK cell utilizing the CD28_CD3z costimulatory domain.

AB-202 has shown anti-tumor activity and conferred a survival benefit in several preclinical in vivo models of lymphoma, including intravenous Raji cell xenograft and a Nalm-6 cell xenograft models. In the example shown below, AB-202 was associated with dose responsive activity against the very aggressive Nalm-6 tumor cell line.

AB-202 dose range finding in the Nalm-6 model of lymphoma: tumor imaging assessment over 35 days.

Phase 1/2 clinical trial design

We intend to submit an IND for AB-202 in 2023 and initiate a Phase 1/2 clinical trial in patients with relapsed or refractory NHL. We intend to enroll an expansion cohort once an RP2D of AB-202 has been established. Upon establishing a safe and effective dose, we plan to explore repeat dosing of AB-202 and clinical combinations of AB-202 with monoclonal antibodies and NK cell engagers. If the results of our clinical trials are favorable, we may initially seek approval of AB-202 for indications in B-cell malignancies for patients who have advanced beyond approved therapies.

Design of the Phase 1/2 trial for AB-202.

Partnered CAR-NK Programs

In parallel with our internal pipeline CAR-NK programs, we have entered into a research and development collaboration with Merck to develop novel CAR-NK cell therapies targeting solid tumor-associated antigens. The collaboration will leverage our off-the-shelf allogeneic NK cell therapy platform, along with our proprietary CAR-NK technology. The collaboration initially includes two CAR-NK programs, AB-MK-001 and AB-MK-002, with an option to add a third research program. We will develop each CAR-NK program through the first cGMP manufacturing campaign and IND preparation, followed by transfer of the applicable program to Merck for clinical and commercial development. Under the terms of the agreement, Artiva received a $30 million upfront payment for the first two programs and will receive an additional $15 million payment if Merck exercises its option for the third program. Artiva is also eligible to receive milestone payments upon the achievement of specified development, regulatory approval and sales milestones for products arising from each research program, totaling up to $265 million per collaboration target in development and regulatory approval milestones for two indications and up to $350 million in sales milestones per collaboration target. Merck agreed to provide research funding to us for each of the three programs under the collaboration, including reimbursement for external research costs and manufacture and supply of clinical material for Phase 1 clinical trials.

Pipeline Expansion

We plan to leverage our proprietary NK cell therapy platform to rapidly expand our pipeline to include new therapeutic combinations with our ADCC-Enhancer product candidates and to generate new CAR-NK products. Our initial focus is on creating product candidates that address clinically validated targets across multiple oncology indications. Our ADCC-Enhancers and CAR-NK cell therapies have the potential advantage of being readily available as off-the-shelf allogeneic products that do not require the time and resource intensive process associated with creating autologous CAR-T cells. In addition, our multi-modal product strategy is focused on providing tumor cell killing via ADCC or CAR-activation, as well as cytokine secretion, and activation of other arms of the immune system via the release of tumor antigens.

We are currently evaluating potential candidates for AB-203, our next allogeneic CAR-NK program. AB-203 will target an undisclosed tumor-associated antigen, and will leverage our current CAR costimulatory structures, cytokines and manufacturing technologies. Several candidates are being evaluated either independently by us or under an exclusive option from GC Cell, where additional licenses may be required for future development. We expect to submit an IND in 2024.

Enhanced Universal NK Cell Product

We are currently evaluating product candidates that we believe build on the potential of AB-101. These potential products are designed to be universal off-the-shelf ADCC-enhancer NK cells for therapeutic use in combination with monoclonal antibody therapies or NK-engager bispecific technologies. We are assessing gene expression combinations using lentiviral systems, with the goal of enhancing activity and persistence of the NK cells including combinations of novel cytokines and wild-type receptor expressions.

Opportunities to expand the potential of NK cells through gene editing

We are exploring the potential therapeutic benefits of gene editing in NK cells for future product candidates. Through our collaboration with GC Cell, we have the rights to obtain an exclusive ex-Asia Pacific license to technology from Feldan Therapeutics that allows proteins and nucleic acids to be introduced into NK cells with high efficiency. This technology, referred to as the Feldan Shuttle, is a peptide-based technology that has been designed to allow gene editing components such as CRISPR nucleases, to enter NK cells without viral vectors or technologies such as electroporation.

Advantages of this technology include the potential for:

•	Efficient transduction of NK cells with CRISPR nucleases and guide RNAs;

•	High NK cell viability and stability;

•	Maintenance of NK cell expression profiles for markers of NK cell properties and anti-tumor activity;

•	Ability to expand cells without observed deleterious effects on the proprietary manufacturing process; and

•	Modification of NK cells without the need to isolate and expand individual clones.

We are initially focused on using gene editing to modify two aspects of NK biology for potential therapeutic benefit.

Improving NK cell potency in the tumor microenvironment

First, we believe that gene editing of our NK cells will allow us to manufacture NK cell product candidates that can overcome immunosuppressive effects in the tumor microenvironment, leading to improved NK cell persistence and anti-tumor activity. In a research demonstration, the Feldan system has been used to introduce guide RNAs and CRISPR nucleases to NK cells to specifically knock-out genes expressing inhibitory receptors on the surface of NK cells. This engineering resulted in NK cells that remain active in the presence of certain inhibitory signals known to be produced by tumors.

Improving therapeutic NK cell persistence

Second, when infused into a patient, NK cells may be targeted for destruction by the patient’s immune system. Lymphodepleting chemotherapy is commonly given before cell therapy administration to prevent the patient’s immune system from rejecting the infused cells. However, this conditioning can result in adverse events in patients. The Feldan system, again in combination with specific guide RNAs and CRISPR nucleases, has been used to create engineered NK cells resistant to both T- cell- and NK- cell destruction by eliminating MHC expression while adding a gene for MHC class I antigen E, also known as histocompatibility antigen E or HLA-E.

We intend to further optimize and develop these NK gene editing systems and explore their utility in further improving the potential therapeutic benefit of our future NK cell product candidates.

Competition

The biopharmaceutical industry in general, and the cell therapy field in particular, is characterized by rapidly advancing and changing technologies, intense competition and a strong emphasis on intellectual property. We face substantial and increasing competition from large and specialty biopharmaceutical companies, as well as public and private medical research institutions and governmental agencies. Competitors may compete with us in hiring scientific and management personnel, establishing clinical study sites, recruiting patients to participate in clinical trials and acquiring technologies complementary to, or necessary for, our programs.

Our known biopharmaceutical competitors developing allogeneic non-CAR-NK cell, CAR-NK or CAR-T cell therapies currently include, among others, Acepodia, Allogene, Autolus, Caribou Biosciences, Cellectis, Celularity, CRISPR Therapeutics, Fate Therapeutics, Gamida Cell, Glycostem, Kiadis Pharma (acquired by Sanofi), Nkarta, NantKwest / ImmunityBio, Precision BioSciences, Poseida, Takeda (in collaboration with The University of Texas MD Anderson Cancer Center) and Wugen, each of which has clinical-stage allogeneic programs, as well as numerous other biopharmaceutical companies, including Astellas, Century Therapeutics, Cytovia, Editas Medicine, Gilead, Indapta Therapeutics, NK Gen, oNKo-Innate, ONK Therapeutics, Senti Bio and Shoreline Biosciences with earlier-stage allogeneic programs. Further, three companies have FDA-approved autologous CAR-T cell therapies indicated for certain hematological malignancies, Novartis, Bristol-Myers Squibb, and Gilead Sciences, Inc. A number of companies are seeking to harness NK or T cell biology through engagers which seek to direct a patient’s own NK or T cells to the site of a tumor. Such competitors include Affimed, Amgen, Dragonfly Therapeutics, Innate Pharma, Servier and other biopharmaceutical companies. Our competitors will also include companies that are or will be developing other targeted therapies, including small molecule or antibodies for the same indications that we are targeting.

In addition, research in immuno-oncology is one of the most active areas for the discovery and clinical development of new anticancer therapies in the biopharmaceutical industry. New approaches, such as bispecific antibodies, as well as refinements of existing modalities, such as immune checkpoint inhibitors, are constantly emerging.

Many of our current or potential competitors have significantly greater financial, technical and human resources, as well as more expertise in research and development, manufacturing, preclinical testing, conducting clinical studies and trials and commercializing and marketing approved products, than us. Mergers and acquisitions in the biopharmaceutical industry may result in even greater resource concentration among a smaller number of competitors. Smaller or early-stage companies may also prove to be significant competitors, either alone or through collaborative arrangements with large and established companies.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience, price and degree of reimbursement.

Intellectual Property

Intellectual property is of vital importance in our field and in biotechnology generally. Our commercial success depends in part on our ability to obtain intellectual property that protects our product candidates and combinations of our product candidates with other therapeutics. We seek to protect and enhance proprietary technology, inventions and improvements that are commercially important to the development of our business by seeking, maintaining and defending U.S. and foreign patent rights, whether developed internally or licensed from third parties.

We are actively building our intellectual property portfolio around our product candidates and our discovery programs, based on our own intellectual property and licensed intellectual property. One important step in building our current portfolio was executing the Core Agreement, described below, with GC Cell. The Core Agreement grants us an exclusive, royalty-bearing license, with the right to sublicense through multiple tiers, to certain intellectual property and technology owned or controlled by GC Cell relating to non-genetically modified and genetically modified NK cells, and culturing, engineering, and manufacturing thereof, to research, develop, manufacture, and commercialize NK cell pharmaceutical products in the Artiva Territory, which is anywhere in the world except for Asia, Australia, and New Zealand. Applications to date have been filed in the United States, Europe, Canada and Israel. Further, we intend to file patent applications relating to new technologies we develop, either ourselves or with our strategic partners. We also intend to continue to identify and license patents that provide protection and serve as an optimal platform to enhance our intellectual property and technology base.

Our current intellectual property estate is designed to provide multiple layers of protection, including (1) patent rights directed to innovative manufacturing processes and methods for generating therapeutic NK cells; (2) patent rights covering constructs for use in our CAR-NK candidates; and (3) patent rights covering methods of treatment for therapeutic indications using NK cells.

Our current patent portfolio as of November 22, 2021 includes seven patent families licensed from GC Cell that primarily relate to innovative manufacturing processes and methods for generating therapeutic NK cells. These families disclose compositions and methods used in NK cell manufacturing processes, as well as resulting products and therapeutic compositions, such as doses of pure, cryopreserved, infusion-ready NK cells that can be generated from a single cord blood unit, along with methods of treating cancer using these products and therapeutic compositions. These families include one issued U.S. patent and two issued European patents. Patents that issue from these families may first begin to expire as early as 2032, with the potential coverage for the latest filed families extending until at least 2041.

Our current patent estate as of November 22, 2021 includes two patent families licensed from GC Cell and two patent families we co-own with GC Cell covering constructs for use in our CAR-NK candidates. The first family we licensed from GC Cell relates to particular signaling regions that can be used in our CAR-NK candidates. The second family we licensed from GC Cell relates to a novel anti-HER2 antibody or antigen-binding fragment. Although no patents have yet issued from these families, we expect the term on patents issuing from the first family to extend to at least 2037, the second to 2038, and the third to 2042.

The first family we co-own with GC Cell relates to cells and constructs encoding IL-15 and a CAR utilizing the novel anti-HER2 antigen binding fragment we licensed from GC Cell. The second family we co-own with GC Cell relates to our anti-CD19 CAR-NK cell products. Although no patents have yet issued from these families, we expect the term on patents issuing from these two families to extend to at least 2042.

Our current patent estate as of November 22, 2021 includes eight patent families related to NK cells and to methods of treatment using NK cells in addition to a therapeutic antibody. The first family, co-owned by GC Cell and Morphosys AG, relates to pharmaceutical combinations for treating tumors comprised of anti-CD19 antibody and NK cells. The second family, which we co-own with GC Cell relates to the treatment of cancer with NK cells and a CD20 targeted antibody. The remaining six patent families, five of which we co-own with GC Cell and one of which we own, relate to NK cells and to additional combinations of NK cells and therapeutic antibodies directed to various targets. Although no patents have yet issued from these families, we expect patents that issue from these families may begin to expire as early as 2039, with the potential for coverage for the latest-filed families extending until at least 2042.

Our current patent estate as of November 22, 2021 also includes two patent families co-owned with Affimed GmbH related to therapeutic compositions and methods of treating cancer using NK cells in combination with two of Affimed’s innate cell engagers. The first family relates to the use of AB-101 in combination with AFM13, which targets CD30. The second family relates to the use of AB-101 in combination with AFM24, which targets EGFR. Although no patents have yet issued from these families, we expect the term on patents that issue from these two families to extend until at least 2042.

With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our commercial products and methods of manufacturing the same.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing of the first non-provisional application to which priority is claimed. In the United States, patent term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office (USPTO) in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for a patent term extension of up to five years under the Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Act), which is designed to compensate for the patent term lost during the FDA regulatory review process. The length of the patent term extension is calculated based on the length of time it takes for regulatory review. A patent term extension under the Hatch-Waxman Act cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Moreover, a patent can only be extended once, and thus, if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. When possible, depending upon the length of clinical trials and other factors involved in the filing of a biologics license application (BLA), we expect to apply for patent term extensions for patents covering our product candidates and their methods of use.

In addition to patent protection, we also seek to rely on regulatory protection and exclusivities. For instance, we intend to rely on the 12-year period for marketing exclusivity in the United States, and similar marketing exclusivities in other countries, to prevent competitors from obtaining regulatory approval for our products.

We also rely on trademarks, trade secrets, know-how, continuing technological innovation, confidentiality agreements, and invention assignment agreements to develop and maintain our proprietary position. The confidentiality agreements are designed to protect our proprietary information and the invention assignment agreements are designed to grant us ownership of technologies that are developed for us by our employees, consultants, or other third parties. We seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in our agreements and security measures, either may be breached, and we may not have adequate remedies. In addition, our trade secrets may otherwise become known or independently discovered by competitors.

Our commercial success also depends in part on our ability to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights.

Licensing Agreements

GC Cell and Related Agreements

We have entered into several agreements with GC Cell and related entities concerning our platform NK cell technology and manufacturing of our core products, as described below.

Option and License Agreement with GC Cell

In September 2019, we entered into an option and license agreement with GC Cell, as amended in June 2020 (Core Agreement). Under the Core Agreement, GC Cell granted us an exclusive, royalty-bearing license, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC Cell relating to non-genetically modified and genetically modified NK cells, and culturing, engineering, manufacturing thereof, to research, develop, manufacture, and commercialize NK cell pharmaceutical products in the Artiva Territory, which is anywhere in the world except for Asia, Australia, and New Zealand. GC Cell retained rights under the license to allow it and its affiliates to perform obligations under the Core Agreement and other agreements between us and them.

Under the Core Agreement, GC Cell agreed to conduct a discovery, research, preclinical development, and manufacturing program under a plan approved by a JSC, to generate and identify product candidates for nomination as option candidates. GC Cell will bear all costs for its work under the R&D Plan, except that Artiva will bear all costs for completing IND-enabling activities performed by GC Cell on behalf of Artiva, other than certain efficacy studies.

For each product candidate determined by the JSC to be an option candidate, we have an exclusive option under the Core Agreement to obtain an exclusive, sublicensable license to research, develop, manufacture and commercialize such candidate in the Artiva Territory for any therapeutic, prophylactic or diagnostic uses in humans, on economic terms to be determined in good faith by the parties. GC Cell retains exclusive rights to the licensed technology in Asia, Australia, and New Zealand, though we have the right to request, and GC Cell has agreed to consider in good faith, inclusion of Australia, New Zealand, and/or specific countries in Asia in the Artiva Territory on a product-by-product basis. If we elect not to exercise the option with respect to a particular option candidate, GC Cell retains the right to continue development of such candidate. To-date, we have exercised our rights to license three option candidates, AB-101, AB-201 and AB-202, each as described below.

We have control over and will bear the costs of the development, regulatory, manufacturing, and commercialization activities relating to the option candidates for which we have exercised our option, each a licensed product. Accordingly, we have certain diligence obligations and must use commercially reasonable efforts to develop and seek regulatory approval for each licensed product in at least one indication in the United States and the EU, and following regulatory approval in a country, to commercialize such licensed product in at least one indication in such country. The Core Agreement provides that we have the right to engage GC Cell or its appropriate affiliate to provide research and manufacturing services for the licensed products being developed by us in the Artiva Territory under separately executed service agreements.

Under the Core Agreement, we are obligated to pay a low single-digit percentage royalty on net sales of any licensed products, the manufacture, use or sale of which is claimed by or uses any Core IP. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country.

The Core Agreement will remain in effect until the expiration of the last-to-expire royalty payment obligations. We have the right to terminate the Core Agreement for any reason upon 90 days’ written notice. Either party may terminate the Core Agreement upon the other party’s uncured material breach, bankruptcy or insolvency. Upon termination of the Core Agreement for any reason other than uncured material breach by GC Cell, we must (i) assign and transfer all regulatory materials and approvals relating to any licensed product to GC Cell, and (ii) grant GC Cell a right of reference and use to all pre-clinical and clinical data relating to any licensed product, except that both (i) and (ii) only apply to licensed products that were developed at least in part by GC Cell, or were developed by a third party, and are claimed by or use licensed GC Cell technology. If the Core Agreement is terminated by GC Cell due to an uncured material breach, bankruptcy or insolvency, sublicensees may receive a direct license from GC Cell.

AB-101 Selected Product License Agreement

In November 2019, we entered into a license agreement with GC Cell for our AB-101 product candidate (the AB-101 Agreement). AB-101 is the first product for which we exercised our option under the Core Agreement. Under the AB-101 Agreement, GC Cell granted us an exclusive, royalty-bearing license in the Artiva Territory, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC Cell, to research, develop, manufacture, and commercialize AB-101.

Under the AB-101 Agreement, we are obligated to pay tiered royalties in the low-mid to high single-digit percentage range on annual net sales of any licensed AB-101 products. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed AB-101 product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country. We are also obligated to make milestone payments to GC Cell of (i) up to $22 million upon the first achievement of certain development milestones, and (ii) up to $55 million upon the first achievement of certain sales milestones.

The AB-101 Agreement will remain in effect until the expiration of the last-to-expire royalty payment obligations. We have the right to terminate the AB-101 Agreement for any reason upon 90 days’ written notice. Either party may terminate the AB-101 Agreement upon the other party’s uncured material breach, bankruptcy or insolvency. Upon termination of the AB-101 Agreement for any reason other than uncured material breach by GC Cell, we must (i) assign and transfer all regulatory materials and approvals relating to AB-101 to GC Cell, and (ii) grant GC Cell a right of reference and use to all pre-clinical and clinical data relating to AB-101.

AB-201 Selected Product License Agreement

In October 2020, we entered into a license agreement with GC Cell for our AB-201 product candidate (the AB-201 Agreement). AB-201 is the second product for which we exercised our option under the Core Agreement. Under the AB-201 Agreement, GC Cell granted us an exclusive, royalty-bearing license in the Artiva Territory, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC Cell, to research, develop, manufacture, and commercialize AB-201.

Under the AB-201 Agreement, we paid a one-time, upfront fee of $293,800 as reimbursement of certain costs previously incurred by GC Cell relating to AB-201. We are obligated to pay tiered royalties in the mid to high single-digit percentage range on annual net sales of any licensed AB-201 products. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed AB-201 product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country. We are also obligated to make milestone payments to GC Cell of (i) up to $25 million upon the first achievement of certain development milestones, and (ii) up to $55 million upon the first achievement of certain sales milestones.

The AB-201 Agreement will remain in effect until the expiration of the last-to-expire royalty payment obligations. We have the right to terminate the AB-201 Agreement for any reason upon 90 days’ written notice. Either party may terminate the AB-201 Agreement upon the other party’s uncured material breach, bankruptcy or insolvency. On termination of the AB-201 Agreement for any reason other than uncured material breach by GC Cell, we must (i) assign and transfer all regulatory materials and approvals relating to AB-201 to GC Cell, and (ii) grant GC Cell a right of reference and use to all pre-clinical and clinical data relating to AB-201.

AB-202 Selected Product License Agreement

In March 2021, we entered into a license agreement with GC Cell for our AB-202 product candidate (the AB-202 Agreement). AB-202 is the third product for which we exercised our option under the Core Agreement. Under the AB-202 Agreement, GC Cell granted us an exclusive, royalty-bearing license in the Artiva Territory, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC Cell, to research, develop, manufacture, and commercialize AB-202.

Upon execution of the AB-202 Agreement, we paid to GC Cell a one-time, upfront payment of $2.5 million. Under the AB-202 Agreement, we are obligated to pay tiered royalties in the mid to high single-digit percentage range on annual net sales of any licensed AB-202 products. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed AB-202 product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country. We are also obligated to make milestone payments to GC Cell of (i) up to $29 million upon the first achievement of certain development milestones, and (ii) up to $55 million upon the first achievement of certain sales milestones.

The AB-202 Agreement will remain in effect until the expiration of the last-to-expire royalty payment obligations. We have the right to terminate the AB-202 Agreement for any reason upon 90 days’ written notice. Either party may terminate the AB-202 Agreement upon the other party’s uncured material breach, bankruptcy or insolvency. Upon termination of the AB-202 Agreement for any reason other than uncured material breach by GC Cell, we must (i) assign and transfer all regulatory materials and approvals relating to AB-202 to GC Cell, and (ii) grant GC Cell a right of reference and use to all pre-clinical and clinical data relating to AB-202.

Research Services Agreement with GC Cell

As contemplated by the Core Agreement, in August 2020 we entered into the GC Cell Research Services Agreement, under which GC Cell agreed to provide research services in support of the research and development of one or more of the products we have licensed from GC Cell. The GC Cell Research Services Agreement provides that the parties will agree to specific projects as work orders under the GC Cell Research Services Agreement. Each work order shall set forth, upon terms mutually agreeable to GC Cell and us, the specific services to be performed by GC Cell, the timeline and schedule for the performance of the services, and the compensation to be paid by us to GC Cell for the provision of such services, as well as any other relevant terms and conditions. Unless otherwise agreed by the parties in a work order, GC Cell will own all intellectual property generated in the course of its provision of services under the Agreement, and all such intellectual property, to the extent related to or arising from the licensed technology under the Core Agreement and selected product license agreements, including the AB-101 Agreement, the AB-201 Agreement and AB-202 Agreement, will be included in the licenses granted to Artiva thereunder.

The GC Cell Research Services Agreement terminates on the five-year anniversary of its execution, except that GC Cell is obligated to complete any work orders that remain open at the time the agreement terminates. Both parties have the right to terminate the GC Cell Research Services Agreement for any reason upon 90 days’ written notice, though if GC Cell terminates the GC Cell Research Services Agreement without cause, then at our option the termination shall not be effective until the later of (a) the end of the 90 day notice period, or (b) the date on which the services provided under the open work order have been completed. Either party may terminate the GC Cell Research Services Agreement or any work order upon thirty (30) days’ written notice in the event of an uncured material breach. Either party may also terminate the GC Cell Research Services Agreement immediately in writing if the other party or its affiliates breaches the requirement that no individuals debarred or disqualified under the U.S. Federal Food, Drug and Cosmetic Act, or comparable applicable laws, may perform the services or use the data and intellectual property hereunder.

Master Manufacturing Agreement with GC Cell

In March 2020, we entered into a Master Agreement for Manufacturing Services (the Manufacturing Agreement) with GC Cell, formerly GC Lab Cell Corporation, under which GC Cell agreed to manufacture specified products under individual work orders for use in our Phase 1 and Phase 2 clinical trials. Each work order will contain an estimated budget of service fees and out-of-pocket costs to be incurred in the performance of services under the agreement and the work order, as well as additional terms and conditions relating to the estimated budget. We will own all results and data generated by GC Cell under the Manufacturing Agreement. GC Cell may not subcontract its performance, even to affiliates, without our written consent.

Under the Manufacturing Agreement, Artiva granted GC Cell a limited non-exclusive, non-transferable, non-sublicensable, revocable, royalty-free license to our pre-existing intellectual property that is necessary and useful to manufacture products for Artiva. Any intellectual property generated in the course of the manufacturing will be owned by Artiva. GC Cell granted us a limited worldwide, royalty-free, fully paid, non-exclusive license, including the right to sublicense through multiple tiers, to GC Cell background technology and improvements thereof used to manufacture products under the agreement. These licenses survive termination of the Manufacturing Agreement.

The Manufacturing Agreement expires on the five-year anniversary of its execution, unless terminated earlier or extended by the parties in writing. Under the terms of the Manufacturing Agreement, as amended in July 2020, we have the right to terminate the Manufacturing Agreement at any time and for any reason upon six (6) months written notice. We also have the right to terminate any open work order at any time and for any reason upon sixty (60) days’ written notice. Either party may terminate the Manufacturing Agreement or any work order upon thirty (30) days’ written notice in the event of an uncured material breach. GC Cell may terminate any work order on sixty (60) days’ prior written notice if GC Cell reasonably concludes that it is not technically or scientifically feasible to deliver the services contemplated by such work order despite applying its commercially reasonable efforts, but only if (i) such non-feasibility is not caused by GC Cell and is outside of GC Cell’s reasonable control, and (ii) the parties are unable to resolve such scientific or technical issues within a sixty (60) day period.

GC Cell Partnered Product Agreement

In January 2021, in connection with the exclusive worldwide license and collaboration agreement described in the next subsection (the Merck Collaboration Agreement), we entered into another research services and license agreement with GC Cell (the GC Cell Partnered Product Agreement), under which GC Cell agreed to provide research services in support of the research and development of the collaboration candidates under the Merck Collaboration Agreement. The parties will agree to specific projects as work orders under the GC Cell Partnered Product Agreement. Each work order will set forth the specific services for each Merck collaboration target to be performed by GC Cell, the timeline and schedule for the performance of the services, and the compensation to be paid by us to GC Cell for the provision of such services, as well as any other relevant terms and conditions.

All terms and conditions of the Core Agreement apply to the GC Cell Partnered Product Agreement, except that during the term of the Merck Collaboration Agreement and solely with respect to the licensed products developed thereunder, the applicable territory will be worldwide and the economics between us and GC Cell will be governed by the GC Cell Partnered Product Agreement. GC Cell granted us additional licenses beyond the license grant under the Core Agreement to its background intellectual property, as well as its interest in any intellectual property arising from its services related to the Merck Collaboration Agreement, to research, develop, and commercialize products in connection with the Merck Collaboration Agreement. As consideration, we agreed to pay GC Cell 50% of any upfront, milestone, royalty, and other payments that we receive from Merck under the Merck Collaboration Agreement. We also agreed to pay GC Cell 100% of all milestone payments and royalties received from Merck relating to Merck products in Asia, Australia, and New Zealand.

The GC Cell Partnered Product Agreement will expire upon termination of the Merck Collaboration Agreement. We have the right to terminate any work order under the GC Cell Partnered Product Agreement for any reason upon 90 days’ written notice. Either party may terminate the GC Cell Partnered Product Agreement or any work order thereunder upon the other party’s uncured material breach.

Other Agreements

Merck Exclusive License and Collaboration Agreement

In January 2021, we entered into the Merck Collaboration Agreement with Merck, an exclusive worldwide license and collaboration agreement for the discovery, development, manufacture and commercialization of CAR-NK cells that target certain solid tumor-associated antigens. The collaboration includes at least two research programs, with an option to add a third research program, where each research program has the objective of developing a collaboration candidate directed to a specific solid tumor target selected by Merck from an agreed-upon list, or if an unlisted target, one that we determined would not conflict with our obligations under our other agreements or with our other research and development plans. Artiva will be responsible for discovery and lead optimization of the collaboration candidates under a mutually agreed upon research plan, performing activities through IND-enabling studies under the oversight of a joint research committee. Thereafter, Merck will be responsible for the conduct of all development, manufacturing and commercialization activities with respect to the developed collaboration products, subject to certain agreed diligence obligations. In connection with our responsibilities under the Merck Collaboration Agreement, we separately entered into the GC Cell Partnered Product Agreement described above.

We received an upfront payment from Merck of $30 million for the first two collaboration targets, with an additional $15 million payable by Merck if we and Merck agree upon a third collaboration target, and we will also be reimbursed for the conduct of each research program, including reimbursement for external research costs and manufacture and supply of clinical material for Phase 1 clinical trials, up to $14 million per program. On a collaboration target-by-collaboration target basis, we will be eligible to receive milestone payments upon the achievement of specified development, regulatory approval and sales milestones for products arising from each research program, totaling up to $265 million per collaboration target in development and regulatory approval milestones for two indications and up to $350 million in sales milestones per collaboration target. In addition, during the royalty term for each collaboration product, we will be eligible to receive tiered high single-digit to low teen royalties on net sales. The royalties are subject to reductions under certain scenarios. The royalty term lasts on a product-by-product and country-by-country basis until the later of (i) the expiration of the last valid patent claim covering the composition of matter of certain aspects of the product and (ii) 10 years after the first commercial sale in the country.

Under the Merck Collaboration Agreement, we granted Merck an exclusive worldwide license and sublicense, with the right to grant further sublicenses, under certain of our background and platform intellectual property to research, develop, manufacture and commercialize the collaboration products, as well as certain licenses under our interest in the intellectual property arising from the collaboration. During the term of each research program and for a certain period following the end of each research term, we are precluded from working in CAR-NK cells targeting the collaboration targets, either by ourselves or with any entity other than Merck, except as permitted under the Merck Collaboration Agreement. Merck granted to us research licenses under Merck’s background intellectual property to conduct the activities assigned to us in the research programs. Merck is responsible for and will own any resulting regulatory filings.

The Merck Collaboration Agreement will expire once all payment obligations by Merck have been made or have expired. Merck has the right to terminate the Merck Collaboration Agreement in its entirety or for a given collaboration target at any time in its sole discretion upon specified advance written notice. Either party may terminate the Merck Collaboration Agreement upon the other party’s uncured material breach or bankruptcy. If Merck terminates for our material breach, Merck’s exclusive license to certain collaboration intellectual property will become perpetual. In the event of our uncured material breach, Merck may also elect to not terminate the Merck Collaboration Agreement, in such event all milestone and royalty payment obligations going forward will be reduced by an agreed upon percentage.

Affimed Collaboration Agreement

In November 2020, we entered into a strategic collaboration agreement (the Affimed Collaboration Agreement) with Affimed, which was subsequently amended in October 2021. The collaboration is focused on the preclinical assessment of potential combination product candidates that combine Affimed’s proprietary innate cell engager molecules targeting EGFR and other targets of interest with our allogeneic NK cell products. The parties have agreed to share the costs incurred by the parties in the performance of the preclinical assessment. Upon completion of the agreed preclinical assessment activities, the parties have the option to pursue further development of such combination product candidates under a separate agreement to be negotiated. The preclinical assessment will be conducted with respect to at least two combination product candidates, each with a different Affimed proprietary innate cell engager molecule, and the parties may agree to develop a third combination product candidate.

As long as a candidate continues to be subject to preclinical assessment, neither party can develop or commercialize any combination product with such candidate, except as set forth in the Affimed Collaboration Agreement. The parties granted mutual non-exclusive licenses to the relevant intellectual property, and such licenses terminate on expiration or termination of the Affimed Collaboration Agreement.

The Affimed Collaboration Agreement expires when all preclinical assessment plans have been completed and any associated option periods have expired. Either party may terminate the Affimed Collaboration Agreement in the event of: an uncured material breach of the other party; insolvency of the other party; either party deciding to withdraw regulatory approval for or discontinue development of its product for medical, scientific, or legal reasons; any regulatory authority taking any action that prevents the terminating party from supplying its products for the purposes of the Affimed Collaboration Agreement; or a change of control of either party.

Sales and Marketing

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We intend to build a commercial infrastructure to support sales of any of our approved products. We expect to manage sales, marketing and distribution through internal resources and third-party relationships. While we may commit significant financial and management resources to commercial activities, we will also consider collaborating with one or more pharmaceutical companies to enhance our commercial capabilities.

Government Regulation and Product Approval

As a biopharmaceutical company that operates in the United States, we are subject to extensive regulation. Our cell products will be regulated as biologics. With this classification, commercial production of our products will need to occur in registered facilities in compliance with cGMP for biologics. The FDA categorizes human cell- or tissue-based products as either minimally manipulated or more than minimally manipulated, and has determined that more than minimally manipulated products require clinical trials to demonstrate product safety and efficacy and the submission of a BLA for marketing authorization. Our products are considered more than minimally manipulated and will require evaluation in clinical trials and the submission and approval of a BLA before we can market them.

Government authorities in the United States, at the federal, state and local levels, and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biopharmaceutical products such as those we are developing. Our product candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way, but country-specific regulation remains essential in many respects. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Product Development Process

In the United States, the FDA regulates pharmaceutical and biological products under the Federal Food, Drug and Cosmetic Act (FDCA), the Public Health Service Act (PHSA), and their implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

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completion of nonclinical laboratory tests and animal studies according to good laboratory practices (GLPs) and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an independent Institutional Review Board (IRB) or ethics committee at each clinical site before the trial is commenced;

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performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as good clinical practices (GCPs), and any additional requirements for the protection of human research patients and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

•	submission to the FDA of a BLA for marketing approval that includes substantial evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMP, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current good tissue practices (GTPs), for the use of human cellular and tissue products;

•	potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval, or licensure, of the BLA.

Before testing any biological product candidate, including our product candidates, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs. The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials.

Clinical trials involve the administration of the biological product candidate to patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research patients provide informed consent. Further, each clinical trial must be reviewed and approved by an independent IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Certain clinical trials involving human gene transfer research also must be overseen by an Institutional Biosafety Committee, a standing committee established specifically to provide peer review of the safety of research plans, procedures, personnel training and environmental risks of work involving recombinant DNA molecules. IBCs are typically assigned certain review responsibilities relating to the use of recombinant DNA molecules, including reviewing potential environmental risks, assessing containment levels, and evaluating the adequacy of facilities, personnel training, and compliance with the NIH Guidelines. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The biological product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2. The biological product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human patients, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk, including risks inferred from other unrelated immunotherapy trials. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Human immunotherapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the trial period, the number of patients the FDA will require to be enrolled in the trials in order to establish the safety, efficacy, purity and potency of immunotherapy products, or that the data generated in these trials will be acceptable to the FDA to support marketing approval.

Concurrently with clinical trials, companies usually complete additional studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

After the completion of clinical trials of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA submission must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act (PDUFA), as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for biological products. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy (REMS), is necessary to assure the safe use of the biological product. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required. Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For immunotherapy products, the FDA also will not approve the product if the manufacturer is not in compliance with the GTPs, to the extent applicable. These are FDA regulations and guidance documents that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissue, and cellular and tissue based products (HCT/Ps), which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue-based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP, GTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval.

If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

In addition, under the Pediatric Research Equity Act (PREA), a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States. and for which there is no reasonable expectation that the cost of developing and making available in the United States. a drug or biologic for this type of disease or condition will be recovered from sales in the United States. for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. Unique to a fast track product, the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

Any product, submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new product designated for priority review in an effort to facilitate the review.

Additionally, a product may be eligible for accelerated approval. Products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

In addition, breakthrough therapy designation is intended to expedite the development and review of products that treat serious or life-threatening conditions. The designation by FDA requires preliminary clinical evidence that a product candidate, alone or in combination with other drugs and biologics, demonstrates substantial improvement over currently available therapy on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. Breakthrough therapy designation comes with all of the benefits of fast track designation, which means that the sponsor may submit sections of the BLA for review on a rolling basis if certain conditions are satisfied, including an agreement with FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same product if relevant criteria are met. If a product is designated as breakthrough therapy, FDA will expedite the development and review of such product.

Fast Track designation, priority review and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Any products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as “off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although a physician may prescribe a legally available product for an off-label use, if the physicians deems such product to be appropriate in his/her professional medical judgment, a manufacturer may not market or promote off-label uses. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. A company that is found to have promoted off-label use of its product may be subject to significant liability, including administrative, civil and criminal sanctions.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the long-term stability of the product. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

U.S. Marketing Exclusivity

The Biologics Price Competition and Innovation Act (BPCIA), amended the PHSA to authorize the FDA to approve similar versions of innovative biologics, commonly known as biosimilars. A competitor seeking approval of a biosimilar must file an application to establish its molecule as highly similar to an approved innovator biologic, among other requirements. The BPCIA, however, bars the

FDA from approving biosimilar applications for 12 years after an innovator biological product receives initial marketing approval. This 12-year period of data exclusivity may be extended by six months, for a total of 12.5 years, if the FDA requests that the innovator company conduct pediatric clinical investigations of the product.

Depending upon the timing, duration and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents, if granted, may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years, as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare & Medicaid Services (CMS), other divisions of the U.S. Department of Health and Human Services (HHS), for example, the Office of Inspector General, the U.S. Department of Justice (DOJ) and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, our business practices, including our research and any future sales, marketing and scientific/educational grant programs may be required to comply with federal anti-kickback and fraud and abuse laws, the false claims laws, the data privacy and security provisions of the Health Insurance Portability and Accountability Act (HIPAA), federal transparency requirements, and similar state laws, each as amended.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, including any kickback, bribe or rebate, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for, either the referral of an individual for, or the purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the federal Anti-Kickback Statute was amended by the Patient Protection Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the Affordable Care Act), to a stricter standard such that a person or entity no longer needs to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Rather, if “one purpose” of the remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. In addition, the Affordable Care Act codified case law that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act (FCA), as discussed below.

The federal civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have knowingly presented or caused to be presented a false or fraudulent claim to, among others, a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal civil FCA prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government in order to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the federal government. Pharmaceutical and other healthcare companies are being investigated or, in the past, have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, pharmaceutical and other healthcare companies also have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-reimbursable, uses.

HIPAA created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

We may be subject to data privacy and security regulations by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), and their implementing regulations, imposes requirements on certain types of individuals and entities, including covered entities, for example, certain healthcare providers, health plans and healthcare clearinghouses, and their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity and their subcontractors that use, disclose, access, or otherwise process individually identifiable protected health information, relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates that are independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Additionally, the federal Physician Payments Sunshine Act created under the Affordable Care Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with certain exceptions, annually report information to CMS related to certain payments or other transfers of value made or distributed to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants, and certified nurse midwives) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

Also, many states have similar fraud and abuse statutes or regulations similar to the aforementioned federal laws that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states and local jurisdictions have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs and comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to significant penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and certain markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such products. No uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. As a result, the coverage determination process is often time-consuming and costly. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or from establishing the reimbursement rate that such a payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Additionally, any companion diagnostic test that we develop will be required to obtain coverage and reimbursement separate and apart from the coverage and reimbursement we seek for our product candidates, if approved.

Different pricing and reimbursement schemes exist in other countries. In the EU, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on healthcare pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, the Affordable Care Act has substantially changed healthcare financing and delivery by both governmental and private insurers. Among the Affordable Care Act provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:

•

an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

•

an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price (AMP);

•

a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the 340B Drug Discount Program;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	expansion of healthcare fraud and abuse laws, including the FCA and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

•	requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a requirement to annually report certain information regarding drug samples that manufacturers and distributors provide to physicians;

•

establishment of a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending that began on January 1, 2011; and

•	creation of a licensure framework for follow on biologic products.

Since its enactment, there have been executive, legal and political challenges to certain aspects of the Affordable Care Act. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the Affordable Care Act will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace that began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the Affordable Care Act. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge repeal or replace the Affordable Care Act will impact our business.

Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates. Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect beginning on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the Infrastructure Investment and Jobs Act, will stay in effect through 2030, with the exception of temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. Further, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, Congress is considering health reform measures as part of the other health reform initiatives.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Further, additional governmental action may be taken in response to the COVID-19 pandemic.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act (FCPA), prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Europe / Rest of World Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval of a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the EU, for example, a clinical trial application must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the clinical trial application is approved in accordance with a country’s requirements, clinical trial development may proceed. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under EU regulatory systems, we must submit a marketing authorization application (MAA). The application used to file the BLA in the United States is similar to that required in the EU, with the exception of, among other things, country-specific document requirements.

For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Corporate Philanthropy

We have joined the Pledge 1%, a global movement that supports the integration of philanthropy into corporate culture by inspiring companies to donate 1% of product, equity, profit, or employee time to causes of their choice, demonstrating our commitment to philanthropic leadership, particularly in the biotechnology sector. As such, in July 2021, our board of directors approved the reservation of up to 370,865 shares of our common stock (which was approximately 1.0% of our fully-diluted capitalization as of that date) that we may issue to or for the benefit of a charitable foundation established by us or other appropriate charitable recipients pursuant to our Pledge 1% commitment. The common stock will be donated in equal installments over five years following this offering or in full upon a sale of our company, in each case first subject to certain per-share valuation thresholds for our common stock. We have not yet issued any such reserved common stock. Pursuant to this pledge, we also plan to implement programs to encourage our employees to donate 1% of their time to charitable causes.

Facilities

Our principal office is located at 4747 Executive Drive, Suite 1150, San Diego, California 92121, where we lease 13,405 square feet of office space. We lease this space under a lease that terminates in June 2025. We have also entered into a lease agreement for an additional 51,621 square feet of space in 5505 Morehouse Drive, San Diego, California 92121, to house our principal office, research and process development laboratories and a cGMP manufacturing center to support our pipeline development and clinical trial supply, with expected occupancy to commence in 2022. This lease will expire in 2029, subject to our option to an additional five-year term. In addition, we have entered into a temporary license agreement for our occupation and use of an additional 11,960 square feet of office and laboratory space in San Diego, California. We believe that these facilities will be adequate for our near-term needs. If required, we believe that suitable additional or alternative space would be available in the future on commercially reasonable terms.

Employees

As of September 30, 2021, we had 36 full-time employees, 17 of whom held an M.D., Pharm.D. or Ph.D. degree and all of whom are engaged in research and development activities, operations, finance and administration. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our current executive officers and directors, including their ages as of January 15, 2022:

Name	Age	Position(s)
Executive Officers
Fred Aslan, M.D.	47	President, Chief Executive Officer and Director
Michael E. Faerm	55	Chief Financial Officer
Peter Flynn, Ph.D.	48	Chief Operating Officer
Christopher P. Horan	55	Chief Technical Operations Officer
Jason B. Litten, M.D.*	48	Chief Medical Officer
Jennifer Bush, Esq.	47	Executive Vice President, Chief Legal and People Officer and Secretary

Non-Employee Directors
Brian Daniels, M.D.(1) (2)	62	Chairman of the Board of Directors
Elizabeth Hougen (1) (2)	60	Director
Yong-Jun Huh	47	Director
Yu-Kyeong Hwang, Ph.D.**	55	Director
Bong Koh, M.D. (3)	49	Director
Linda Kozick (1) (3)	63	Director
Laura Stoppel, Ph.D.**	35	Director
Yvonne Yamanaka, Ph.D.**	35	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
*

We have entered into a retention agreement with Dr. Litten dated September 21, 2021 pursuant to which he will remain our Chief Medical Officer through at least March 31, 2022 or until the earlier hiring of a new Chief Medical Officer.

**

Drs. Hwang, Stoppel and Yamanaka will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers

Fred Aslan, M.D., has served as our President and Chief Executive Officer and as a member of our board of directors since January 2021. Prior to his employment with us as our Chief Executive Officer, Dr. Aslan provided consulting services to us in December 2020. From September 2018 to December 2020, Dr. Aslan served as President and Chief Business Officer of Vividion Therapeutics, Inc., a private oncology-focused biotechnology company, where he was responsible for business development, finance, alliance and product management, and operations. From January 2011 to August 2018, Dr. Aslan was Founder and CEO of Adavium Medical, Ltd., a private Brazilian medical device and in-vitro diagnostics company. From June 2006 to August 2013, he was a Vice President at Venrock, a venture capital firm. While at Venrock, Dr. Aslan was a co-founder and served as a board member at Receptos Pharmaceuticals, Inc. Prior to that, Dr. Aslan was Director of Corporate Development and Head of Investor Relations at Curagen Corporation, an oncology-focused biotechnology company, and a consultant to healthcare clients at Boston Consulting Group. Dr. Aslan received a B.S. in Biology from Duke University, and M.D. from Yale University, and an M.B.A. from Harvard Business School. Our board of directors believes that Dr. Aslan’s extensive scientific, business and executive-level management experience in the biotechnology industry qualify him to serve on our board of directors.

Michael E. Faerm has served as our Chief Financial Officer since April 2021. From May 2019 to April 2021, Mr. Faerm served as a consulting and interim Chief Financial Officer and Chief Business Officer to biopharmaceutical companies through his firm, MEF Consulting LLC, and through Burkland Associates. From July 2015 to February 2018, Mr. Faerm was the Chief Business Officer at Innoviva, Inc., a publicly-traded biopharmaceutical company. Prior to joining Innoviva, Mr. Faerm was a pharmaceuticals equity research analyst, in positions including the Senior Pharmaceuticals Analyst at Wells Fargo Securities, from June 2013 to June 2015, and Senior Specialty Pharmaceuticals Analyst and Major Pharmaceuticals Associate Analyst at Credit Suisse from January 2006 to March 2013. Mr. Faerm has also worked within the biopharmaceutical industry, holding positions in business development and strategic financial planning at Forest Laboratories and Regeneron Pharmaceuticals. Previously, he was an investment banker as a member of Merrill Lynch’s global healthcare team, where he focused primarily on mergers and acquisitions and financings for biotechnology and pharmaceuticals companies. Mr. Faerm received his M.B.A. from Harvard Business School, his M.S. in Civil Engineering from Stanford University and his B.S. in Civil Engineering from Columbia University.

Peter Flynn, Ph.D., our co-founder, has served as our Chief Operating Officer since June 2020 and was previously our Chief Technology Officer from April 2019 to June 2020. Prior to joining us, Dr. Flynn served as Executive Vice President, Global Head of Development, of Orexigen Therapeutics, Inc., a pharmaceutical company, from February 2015 to July 2018. Dr. Flynn also served as Senior Vice President, Early Program Development, of Fate Therapeutics, Inc., a clinical-stage biopharmaceutical company, from May 2009 to February 2015, as well as Vice President of Research at Ren Pharmaceuticals, Inc. from March 2007 and May 2009. Earlier in his career, Dr. Flynn served as head of biochemistry at the antibody therapeutics company, KaloBios Pharmaceuticals Inc. Dr. Flynn received his B.Sc. in Molecular Biology from University College London and his Ph.D. in Biochemistry from the Imperial Cancer Research Fund in association with University College London and was a postdoctoral fellow at the University of California, San Francisco, Cancer Center.

Christopher P. Horan, joined us as our Chief Technical Operations Officer on December 31, 2021. Previously, Mr. Horan has served as Chief Technical Operations Officer at Sanbio, Inc., a biopharmaceutical company, since July 2020. From April 2018 to May 2020, Mr. Horan served as Chief Technical Operations Officer at Dermira, Inc., a biotechnology company. Prior to Dermira, Mr. Horan served as Senior Vice President for global product and supply chain management at Genentech, Inc., a commercial-stage biotechnology company, from August 2004 to March 2018, and as Director/Business Partner and in other roles at Merck & Company, Inc. from 1988 to 2004. Mr. Horan received a Bachelor of Engineering from Stevens Institute of Technology.

Jason B. Litten, M.D., has served as our Chief Medical Officer since August 2019. Previously, Dr. Litten served as Chief Medical Officer at Optera Therapeutics Corp., a biopharmaceutical company, from January 2019 to June 2019. From September 2016 to May 2018, Dr. Litten served as Vice President of Clinical Development at Juno Therapeutics, Inc., a cell therapy company. Prior to Juno, Dr. Litten served as Vice President of Clinical Development at Clovis Oncology, Inc., a commercial-stage biotechnology company, from March 2016 to August 2016 and as the Senior Medical Director of Clovis, from August 2013 to March 2016. Dr. Litten started his industry career in clinical development at Amgen Inc., serving as Medical Director from February 2011 to August 2013 and as Senior Medical Scientist from September 2008 to February 2011. Dr. Litten received his B.S. in Finance and Economics from Cornell University, completed Pre-Medical Sciences at Harvard University and received his M.D. from Emory University. Dr. Litten subsequently served as a Resident Physician in General Pediatrics at the University of Miami and Clinical Fellow in Pediatric Hematology & Oncology at UT Southwestern Medical Center at Dallas.

Jennifer Bush, Esq., has served as our Executive Vice President, Chief Legal and People Officer and Secretary since February 2021 and was previously our Executive Vice President, General Counsel and Secretary since September 2020. Previously, Ms. Bush served as Senior Vice President, General Counsel, Head of Human Resources and Regulatory Affairs at Organovo, Inc., a publicly held biotechnology company, from September 2014 to August 2020. Prior to Organovo, Ms. Bush served as Associate General Counsel & Global Privacy Officer at Broadcom Corporation, a publicly held semiconductor and infrastructure software company, from October 2010 to August 2014 and as Associate General Counsel at DivX, Inc., a digital entertainment company, from February 2010 to October 2010. Earlier in her career, Ms. Bush was a Principal at Fish & Richardson P.C. and an Associate at Irell & Manella LLP. Ms. Bush received her A.B. in History from Princeton University and her J.D. from Yale Law School. She subsequently served as a Law Clerk to the Honorable Stanley Marcus, of the U.S. Court of Appeals for the 11th Circuit.

Non-Employee Directors

Brian Daniels, M.D., has served as Chairman of our board of directors since June 2020 and has served as a Partner at 5AM Venture Management LLC, a venture capital firm, since August 2018. Dr. Daniels joined 5AM Venture Management, LLC as a Venture Partner in October 2014 and transitioned to Partner in August 2018. Previously, Dr. Daniels served as Senior Vice President, Global Development and Medical Affairs at Bristol-Myers Squibb Company from 2004 to 2014 and Vice President, Immunology at Bristol-Myers Squibb from 2000 to 2004. Dr. Daniels served as a member of the board of directors of Ideaya Biosciences, Inc. from June 2018 to January 2019. Dr. Daniels received his B.S. and M.S. degrees from Massachusetts Institute of Technology and his M.D. from Washington University in St. Louis. He completed his residency in internal medicine at New York Hospital and a fellowship in rheumatology and immunology at University of California, San Francisco. Our board of directors believes that Dr. Daniels’ expertise and leadership experience in the venture capital industry and in the life sciences industry qualify him to serve on our board of directors.

Elizabeth Hougen has served as a member of our board of directors since April 2021 and has served as Executive Vice President and Chief Financial Officer at Ionis Pharmaceuticals, Inc., a public biotechnology company, since April 2020. Previously, Ms. Hougen held various roles at Ionis, including serving as Senior Vice President, Finance and Chief Financial Officer, from January 2013 to March 2020, Vice President, Finance and Chief Accounting Officer, from January 2007 to December 2012, and Vice President, Finance from May 2000 to January 2007. Prior to joining lonis in 2000, Ms. Hougen was Executive Director, Finance and Chief Financial Officer for Molecular Biosystems, Inc., a public biotechnology company. Ms. Hougen received her B.A. in Business from Franklin & Marshall College and her M.B.A. from the University of San Diego. Our board of directors believes that Ms. Hougen’s extensive business and executive-level management experience in the biotechnology industry qualifies her to serve on our board of directors.

Yong-Jun Huh has served as a member of our board of directors since September 2019 and has served as President of Green Cross Holdings Corporation, South Korea’s leading biopharmaceutical group, since August 2003. Mr. Huh has served in various managerial and leadership roles at GC and its subsidiaries, including as the Chief Executive Officer of GC’s wholly owned Chinese subsidiary since March 2003. Mr. Huh received his B.S. from Yonsei University in Korea and his M.B.A. from the Wisconsin School of Business. Our board of directors believes that Mr. Huh’s expertise and leadership experience in the life sciences industry qualify him to serve on our board of directors.

Yu-Kyeong Hwang, Ph.D., has served as a member of our board of directors since February 2019 and has served as Director, Institute of Cell Therapy, at GC Cell, a biopharmaceutical company, since September 2014. Previously, Dr. Hwang served as a Research and Development project leader at the Mogam Biotechnology Research Institute. Dr. Hwang received her B.S in Bioscience and M.S. in Developmental Biology from Ewha Womans University. She earned her Ph.D. degree at Ajou University, School of Medicine in immunology and completed postdoctoral training at Indiana University, School of Medicine. Our board of directors believes that Dr. Hwang’s education, expertise and experience in the life sciences industry qualify her to serve on our board of directors. Dr. Hwang will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Bong Koh, M.D., has served as a member of our board of directors since February 2021. Since 2009, Dr. Koh has served as partner at Venrock Healthcare Capital Partners L.P., a venture capital firm, where he manages Venrock’s public and cross-over biotechnology fund. He earned his B.A. in Biology from Yale University, his M.D. from the University of California, San Francisco and his M.B.A. from Harvard Business School. Our board of directors believes that Dr. Koh’s extensive leadership experience in the venture capital industry and the biotechnology industry qualify him to serve on our board of directors.

Linda Kozick has served as a member of our board of directors since April 2021 and has served on the board of directors of RAPT Therapeutics, Inc. since December 2016. Previously, Ms. Kozick served in various roles at Bristol-Myers Squibb (BMS) from 1989 to 2015 where she most recently served as VP, Head of Immuno-Oncology, Oncology Product and Portfolio Strategy for Opdivo and Yervoy Life Cycle Management at Bristol-Myers Squibb Company from May 2014 to July 2015. Ms. Kozick earned her B.S. in Medical Technology and her M.S. in Molecular Immunology from SUNY Upstate Medical University and her M.B.A. from Chapman University. Our board of directors believes that Ms. Kozick’s experience in the biopharmaceutical industry and her technical training qualify her to serve on our board of directors.

Laura Stoppel Ph.D., has served as a member of our board of directors since June 2020 and has served as a Principal at RA Capital Management, L.P., a multi-stage investment manager, since December 2020. Dr. Stoppel has served as a member of the board of directors of Acumen Pharmaceuticals, Inc. since November 2020. Previously, Dr. Stoppel served in various roles for RA Capital Management, including as an Analyst from January 2020 to December 2020, a Senior Associate on the Oncology, Ophthalmology, and Neurology Teams within the TechAtlas division, from October 2018 to January 2020, and as an Associate, from October 2016 to October 2018. Dr. Stoppel earned her B.A. in Biology and Psychology from Harvard University and her Ph.D. in Neuroscience from the Massachusetts Institute of Technology. Our board of directors believes that Dr. Stoppel’s education, expertise and experience in the finance and life sciences industries qualify her to serve on our board of directors. Dr. Stoppel will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Yvonne Yamanaka, Ph.D., has served as a member of our board of directors since June 2020. Dr. Yamanaka is currently a Principal at venBio Partners LLC, a life sciences investment firm, which she joined in August 2016. From May 2015 to August 2016, Dr. Yamanaka was an Associate on the venture creation team at Flagship Pioneering, a venture capital firm focused on building innovative life sciences companies. Dr. Yamanaka received her B.S.E. in Biomedical Engineering from Duke University and her Ph.D. in Biological Engineering from the Massachusetts Institute of Technology, and completed a postdoctoral fellowship at EMD (Merck) Serono, a biopharmaceutical company. Our board of directors believes that Dr. Yamanaka’s education, expertise and experience in the finance and life sciences industries qualify her to serve on our board of directors. Dr. Yamanaka will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Family Relationships and Other Arrangements

There are no family relationships among our directors and executive officers. Pursuant to our amended and restated voting agreement, as amended, which will terminate upon the closing of this offering, the following directors were designated as members of our board of directors:

•	Dr. Aslan, designated pursuant to his service as our Chief Executive Officer;

•	Dr. Daniels, designated by 5AM Ventures VI, L.P.;

•	Dr. Yamanaka, designated by venBio Global Strategic Fund III, L.P.;

•	Dr. Stoppel, designated by RA Capital Healthcare Fund, L.P., Blackwell Partners LLC – Series A and/or RA Capital Nexus Fund, L.P.;

•	Mr. Huh, designated by Green Cross Holdings Corporation (GCHC);

•	Dr. Hwang, designated by GC Cell Corporation;

•	Dr. Koh, designated by Venrock Healthcare Capital Partners EG, L.P.;

•	Ms. Hougen, designated by a majority of the other members of our board of directors; and

•	Ms. Kozick, designated by a majority of the other members of our board of directors.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of nine members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and on an ad hoc basis as required.

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the closing of this offering, respectively, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Yong Jun Huh and Linda Kozick, whose terms will expire at our annual meeting of stockholders to be held in 2023;

•	Class II, which will consist of Bong Koh, M.D. and Brian Daniels, M.D., whose terms will expire at our annual meeting of stockholders to be held in 2024; and

•	Class III, which will consist of Fred Aslan, M.D. and Elizabeth Hougen, whose terms will expire at our annual meeting of stockholders to be held in 2025.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently nine members. The authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Board Leadership Structure

Our board of directors is currently chaired by Dr. Daniels who has authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the Chairman has substantial ability to shape the work of the board of directors. We believe that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board of directors in its oversight of our business and affairs. In addition, we have a separate chair for each committee of our board of directors. The chair of each committee is expected to report annually to our board of directors on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case.

Role of the Board in Risk Oversight

The audit committee of our board of directors is primarily responsible for overseeing our risk management processes on behalf of our board of directors. Going forward, we expect that the audit committee will receive reports from management periodically regarding our assessment of risks. In addition, the audit committee reports regularly to our board of directors, which also considers our risk profile. The audit committee and our board of directors focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and our board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of our board of directors in its oversight of its business and affairs, supports this approach.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee has adopted a written charter that satisfies the applicable rules and regulations of the Sarbanes-Oxley Act, the SEC and Nasdaq Listing Rules, which we will post on our website, www.artivabio.com, upon the closing of this offering.

Audit Committee

Our audit committee consists of Elizabeth Hougen, Brian Daniels, and Linda Kozick. Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq and SEC independence requirements. Elizabeth Hougen serves as the chair of our audit committee. The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing, with our independent auditors and management, significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our independent auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are implemented;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

Our board of directors has determined that Elizabeth Hougen qualifies as an “audit committee financial expert” within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board has considered prior experience, business acumen and independence. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of Brian Daniels and Elizabeth Hougen. Brian Daniels serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act), and satisfies the Nasdaq independence requirements. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•

reviewing and approving or, in the case of our chief executive officer’s compensation, making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	overseeing workplace diversity initiatives and progress;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation, to the extent required by law;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and assessing on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Linda Kozick and Bong Koh. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq independence requirements. Linda Kozick serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•	reviewing and recommending updates to the list of executive officers who are subject to the reporting requirements of Section 16 of the Security Exchange Act of 1934, as amended;

•

developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

•	reviewing and recommending updates to the Company’s Insider Trading Policy;

•	instituting special investigations that are deemed necessary for any reason;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	reviewing and assessing on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of our current or former executive officers serve as a member of the compensation committee. None of our officers serve, or have served during the last completed fiscal year, on the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

In connection with this offering, we intend to amend our written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. Following this offering, a current copy of the code will be available on the Corporate Governance section of our website, www.artivabio.com.

Director Independence

Under Rule 5605(a)(2) of the Nasdaq Listing Rules, independent directors must comprise a majority of our board of directors as a public company within one year of listing.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning the director’s background, employment and affiliations, our board of directors has determined that, with the exception of Dr. Aslan, Mr. Huh and Dr. Hwang, none of our directors have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that all directors are “independent” as that term is defined under the Nasdaq Listing Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

EXECUTIVE AND DIRECTOR COMPENSATION

The following table summarizes information regarding the compensation awarded to, earned by, or paid to our principal executive officer and the next two most highly compensated executive officers during 2021. We refer to these individuals in this prospectus as our named executive officers. Our named executive officers for 2021 who appear in the 2021 Summary Compensation Table are:

•	Fred Aslan, M.D., President and Chief Executive Officer;

•	Michael Faerm, Chief Financial Officer; and

•	Peter Flynn, Ph.D., Chief Operating Officer.

Summary Compensation Table for Fiscal Year Ended December 31, 2021

The following table sets forth information regarding compensation earned with respect to the fiscal year ended December 31, 2021 by our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Fred Aslan, M.D.(3)	2021	480,000	61,361	(4)	-	2,218,516	184,320	-		2,944,197
President and Chief Executive Officer
Michael Faerm(5)	2021	259,848	-		1,044,060	2,935,716	74,592	100,000	(6)	4,414,216
Chief Financial Officer
Peter Flynn, Ph.D.(7)	2021	395,675	-		-	849,925	142,956	-		1,388,556
Chief Operating Officer	2020	356,128	-		-	459,984	144,308	-		960,420

(1)

In accordance with SEC rules, these columns reflect the aggregate grant date fair value of the equity awards. This amount has been computed in accordance with Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 718. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of this amount are described in Note 2 to our financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by Dr. Aslan, Mr. Faerm or Dr. Flynn upon vesting or exercise of the stock options or the sale of the common stock underlying such awards.

(2)	The amounts disclosed represent performance bonuses earned in 2021 and paid in early 2022. For additional information, please see the subsection titled “—Performance Bonus Opportunity.”
(3)	Dr. Aslan has served as our Chief Executive Officer since January 2021. Prior to his employment with us as our Chief Executive Officer, Dr. Aslan provided consulting services to us in December 2020.
(4)

Pursuant to the terms of his offer letter, Dr. Aslan received a one-time $61,361 cash payment from us representing a portion of his earned but unpaid 2020 bonus from his prior employer. The terms of Dr. Aslan’s offer letter are described further below under the subsection titled “—Employment Agreements with our Named Executive Officers.”

(5)	Mr. Faerm has served as our Chief Financial Officer since April 2021.
(6)

Pursuant to the terms of his offer letter, Mr. Faerm received a relocation bonus of $100,000 in connection with his relocation to San Diego, California, which was paid in April 2021, the gross amount of which is repayable on a prorated basis to the company if Mr. Faerm is terminated for cause (as defined in his offer letter) or voluntarily resigns within the 24 months following his start date (as defined in his offer letter). The terms of Mr. Faerm’s offer letter are described further below under the subsection titled “—Employment Agreements with our Named Executive Officers.”

(7)	Dr. Flynn was deemed to be a named executive officer for fiscal years ended December 31, 2020 and 2021. As such, we have included compensation information for both years.

Narrative to the Summary Compensation Table

Annual Base Salary

The compensation of our named executive officers is generally determined and approved by our board of directors. The 2021 base salaries of each of our named executive officers are described below under the subsection titled “—Employment Arrangements with our Named Executive Officers.”

Performance Bonus Opportunity

In addition to base salaries, our named executive officers are eligible to receive annual performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined annual corporate goals and to reward our executives for individual achievement towards these goals. The annual performance-based bonus each named executive officer is eligible to receive is generally based on the extent to which we achieve the corporate goals that our board of directors establishes each year. At the end of the year, our board of directors reviews our performance against each corporate goal and determines the extent to which we achieved each of our corporate goals.

Our board of directors will generally consider each named executive officer’s individual contributions towards reaching our annual corporate goals. For 2021, Dr. Aslan’s target bonus was 40% of his then-current base salary, and for each of our other named executive officers, was 30% of their then-current base salary.

The corporate goals the board of directors established for 2021 related to product development milestones, business development objectives and financing objectives. In January 2022, our board of directors determined that the 2021 corporate goals were achieved as to 96%. Our board of directors also assessed the performance of each executive and applied an individual performance multiplier to the corporate goal achievement. For Dr. Aslan and Mr. Faerm, such individual performance multiplier was 100%, yielding a total payout of 96% of their target bonus. For Dr. Flynn, our board of directors applied a 125% individual performance multiplier due to his exceptional performance in 2021, for a total payout of 120% of his target bonus.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees, including our executive officers. The board of directors or an authorized committee thereof is responsible for approving equity grants.

Prior to this offering, we have granted stock options pursuant to our 2020 Equity Incentive Plan (the 2020 Plan) and we have issued restricted stock outside of our 2020 Plan to certain of our executives. Following this offering, we will grant equity awards under the terms of our 2022 Equity Incentive Plan (the 2022 Plan). The terms of our equity plans are described below under the subsection titled “—Equity Incentive Plans.”

In February 2021, our board of directors granted options under our 2020 Plan to purchase 441,132 shares to Dr. Aslan, pursuant to the terms of his offer letter, and 169,000 shares to Dr. Flynn. Each option has an exercise price of $7.19 per share, which was the fair market value per share of our common stock on the date of grant, as determined by our Board, and vests with respect to 25% of the shares subject to the option on the one year anniversary of the February 22, 2021 vesting commencement date and the balance of the shares in a series of 36 successive equal monthly installments thereafter, subject to the respective named executive officer’s continuous service with us as of each such vesting date. The options are also subject to potential acceleration of vesting in connection with a change of control.

In April 2021, our board of directors granted (i) an option under our 2020 Plan to purchase 359,091 shares and (ii) 89,773 restricted stock units to Mr. Faerm pursuant to the terms of his offer letter. The option has an exercise price of $11.63 per share, which was the fair market value per share of our common stock on the date of grant, as determined by our Board, and vests with respect to 25% of the shares subject to the option on the one year anniversary of the April 5, 2021 vesting commencement date and the balance of the shares in a series of 36 successive equal monthly installments thereafter, subject to Mr. Faerm’s continuous service with us as of each such vesting date. The restricted stock units are subject to vesting, such that 25% of the shares subject to the restricted stock units will vest on May 15, 2022 and the balance of shares subject to the award will vest in a series of 12 successive equal quarterly installments thereafter, subject to Mr. Faerm’s continuous service with us as of each such vesting date. The options and restricted stock units are also subject to potential acceleration of vesting in connection with a change of control.

Outstanding Equity Awards as of December 31, 2021

The following table sets forth certain information about outstanding equity awards granted to our named executive officers that remain outstanding as of December 31, 2021. The options set forth below are subject to acceleration of vesting as described in more detail below under the subsection titled “—Potential Payments upon Termination or Change in Control.”

			Option Awards(1)				Stock Awards(2)
Name	Grant Date		Number of Securities Underlying Unexercised Options Vested	Number of Securities Underlying Unexercised Options Unvested	Option Exercise Price(3)	Option Expiration Date	Number of Shares of Stock that Have Not Vested		Market Value of Shares that Have Not Vested
Fred Aslan, M.D.(4)	12/18/2020	(5)	–	225,720	$1.40	12/17/2030
	12/18/2020	(6)	–	1,128,603	$1.40	12/17/2030
	2/24/2021	(7)	–	441,132	$7.19	2/23/2031
Michael Faerm	4/5/2021	(8)	–	359,091	$11.63	4/4/2031
	4/5/2021		–	–	–	–	89,773	(9)	$1,021,617	(10)
Peter Flynn, Ph.D.	4/15/2019		–	–	–	–	45,000	(11)	$512,100	(12)
	6/26/2020	(13)	8,750	156,250	$1.17	6/25/2030
	12/18/2020	(14)	78,750	131,250	$1.40	12/17/2030
	2/24/2021	(15)	–	169,000	$7.19	2/23/2031

(1)	All of the option awards were granted under the 2020 Plan, the terms of which plan is described below under “—Equity Incentive Plans—2020 Equity Incentive Plan.”
(2)

The stock awards granted to Dr. Flynn were granted outside of the 2020 Plan. The stock awards granted to Mr. Faerm were granted under the 2020 Plan, the terms of which plan is described below under “—Equity Incentive Plans—2020 Equity Incentive Plan.”

(3)	All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined by our board of directors.
(4)	Dr. Aslan has served as our Chief Executive Officer since January 2021. Prior to his employment with us as our Chief Executive Officer, Dr. Aslan provided consulting services to us in December 2020.
(5)

One-fourth of the shares subject to the option award will vest on February 20, 2022, the one year anniversary of the closing date of our Series B preferred stock financing, and thereafter 1/48th of the shares subject to the option award on each monthly anniversary, subject to continuous service with us.

(6)

One-fourth of the shares subject to the option award vest on February 22, 2022, and thereafter 1/48th of the shares subject to the option award on each monthly anniversary, subject to continuous service with us.

(7)

One-fourth of the shares subject to the option award vest on February 22, 2022, and thereafter 1/48th of the shares subject to the option award on each monthly anniversary, subject to continuous service with us.

(8)

One-fourth of the shares subject to the option award vest on April 5, 2022, and thereafter 1/48th of the shares subject to the option award on each monthly anniversary, subject to continuous service with us.

(9)

The amounts reported in this column represent 89,773 shares of restricted common stock granted by us to Mr. Faerm in April 2021. One-fourth of the shares will vest on April 5, 2022, and shall vest in quarterly installments for the next 12 quarters, subject to continuous service with us.

(10)

This amount reflects the fair market value of our common stock of $11.38 per share as of December 31, 2021 (the determination of the fair market value by our board of directors as of the most proximate date) multiplied by the amount shown in the column for the number of shares that have not vested.

(11)

The amounts reported in this column represent 90,000 shares of restricted common stock granted by us to Dr. Flynn in April 2019. One-fourth of the shares vested on April 15, 2020, and thereafter one-fourth of the shares vest on each one-year anniversary, subject to continuous service with us.

(12)

This amount reflects the fair market value of our common stock of $11.38 per share as of December 31, 2021 (the determination of the fair market value by our board of directors as of the most proximate date) multiplied by the amount shown in the column for the number of shares that have not vested.

(13)

One-fourth of the shares subject to the option award vest on June 25, 2021, and thereafter 1/48th of the shares subject to the option award vest on each monthly anniversary, subject to continuous service with us.

(14)

One-fourth of the shares subject to the option award vest on June 26, 2021, and thereafter 1/48th of the shares subject to the option award vest on each monthly anniversary, subject to continuous service with us.

(15)

One-fourth of the shares subject to the option award vest on February 22, 2022, and thereafter 1/48th of the shares subject to the option award on each monthly anniversary, subject to continuous service with us.

Employment Arrangements with our Named Executive Officers

Below are descriptions of our employment agreements and offer letters with our named executive officers. The employment of each of our named executive officers is at will. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our named executive officers, see the subsection titled “– Potential Payments upon Termination or Change in Control” below.

Dr. Aslan.    Prior to his employment with us as our Chief Executive Officer, Dr. Aslan provided consulting services to us in December 2020. We entered into an offer letter with Dr. Aslan on December 14, 2020, which was subsequently amended in April 2021, which governs the terms of his employment with us. Pursuant to his amended offer letter, Dr. Aslan was originally entitled to an initial base salary of $545,300. In January 2022, the Compensation Committee of the Board approved an increase in Dr. Aslan’s annual base salary to $584,400, effective as of January 1, 2022, based on a review of compensation data provided by the Company’s independent compensation consultant. Pursuant to the terms of his amended offer letter, Dr. Aslan was also eligible to receive an annual discretionary bonus at a target amount of 50% of his then current annual base salary, which the Compensation Committee of the Board increased to a target amount of 55% effective as of January 1, 2022 based on the achievement of performance targets and metrics, as determined by our board of directors. He also received payment from us of a portion of his unpaid 2020 bonus from his prior employer in the amount of $61,361, pursuant to the terms of his offer letter. In addition, pursuant to the offer letter, Dr. Aslan was granted (i) an option to purchase 1,128,603 shares of the Company’s common stock (the Initial Option Grant), and (ii) an option to purchase 225,720 shares of the company’s common stock (the Performance Option), as described above under “—Equity-Based Incentive Awards.” In addition to the Initial Option Grant and Performance Option, at the closing of any future private preferred stock equity rounds of financing by the company prior to an initial public offering of the company’s common stock on a national securities exchange, subject to board approval, Dr. Aslan’s offer letter provides for additional options (or restricted stock awards) to enable Dr. Aslan to maintain a 5% equity interest in the company (collectively with the Initial Option Grant and the Performance Option, the Initial Options). In addition to the Initial Options, upon the consummation of an initial public offering of the company’s stock on a national securities exchange, subject to board approval, Dr. Aslan’s offer letter provides for an additional option to enable him to maintain on a fully diluted basis a 4.5% equity interest in the company (the IPO Grant), which the company expects to grant in connection with this offering. Dr. Aslan’s offer letter also provides for severance benefits upon an involuntary termination, as described below under “—Potential Payments upon Termination or Change in Control.”

Mr. Faerm.    We entered into an offer letter with Mr. Faerm effective as of April 2021, which governs the terms of his employment with us. Pursuant to his offer letter, Mr. Faerm was entitled to an initial annual base salary of $350,000. In January 2022, the Compensation Committee of the Board approved an increase in Mr. Faerm’s annual base salary to $445,600, effective as of January 1, 2022, based on a review of compensation data provided by the Company’s independent compensation consultant. Mr. Faerm was also eligible to receive an annual discretionary bonus at a target amount of 30% of his annual base salary, which the Compensation Committee of the Board increased to a target amount of 40% effective as of January 1, 2022, based on the achievement of individual and corporate performance targets and metrics, as determined by our board of directors. In addition, pursuant to his offer letter, Mr. Faerm was granted (i) an option to purchase 359,091 shares of the Company’s common stock as described above under “—Equity-Based Incentive Awards.”, and (ii) 89,773 restricted stock units. Further, pursuant to the terms of his offer letter, Mr. Faerm received a relocation bonus of $100,000 in connection with his relocation to San Diego, California, which was paid in April 2021, the gross amount of which is repayable on a prorated basis to the company if Mr. Faerm is terminated for cause (as defined in his offer letter) or voluntarily resigns within the 24 months following his start date (as defined in his offer letter). Mr. Faerm’s offer letter also provides for severance benefits upon an involuntary termination, as described below under “—Potential Payments upon Termination or Change in Control.”

Dr. Flynn.    We entered into an offer letter with Dr. Flynn in March 2019, which was subsequently amended in May 2019, March 2020, and April 2021, and which governs the terms of his employment with us. Effective as of January 1, 2022, the Compensation Committee of the Board approved an increase in Dr. Flynn’s annual base salary to $478,700 from $380,000, based on a review of compensation data provided by the Company’s independent compensation consultant. He is also eligible to receive an annual discretionary bonus at a target amount of 30% of his then current annual base salary, which the Compensation Committee of the Board increased to a target amount of 40% effective as of January 1, 2022, based on the achievement of individual and corporate performance targets and metrics, as determined by our board of directors. In addition, pursuant to the offer letter, Dr. Flynn was granted the right to purchase 90,000 founders shares of our common stock, which are subject to a repurchase option in favor of the Company which lapses over a period of four years, and Dr. Flynn was granted a stock option to purchase 250,000 shares in connection with the closing of the company’s Series A Preferred Stock financing in June 2020, as described above under “—Equity-Based Incentive Awards”. Dr. Flynn’s offer letter also provides for severance benefits upon an involuntary termination, as described below under “—Potential Payments upon Termination or Change in Control.”

Potential Payments Upon Termination or Change in Control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts previously earned during his term of service, including unpaid salary and cash out of unused vacation. In addition, our named executive officers are entitled to certain severance benefits under their executive employment agreements or offer letters, subject to their execution of a release of claims, return of all company property, compliance with post-termination obligations and resignation from all positions with us.

Pursuant to the terms of Dr. Aslan’s offer letter, as amended, if we terminate his employment without cause (other than as a result of death or disability) or he resigns for good reason (each, as defined in his amended offer letter), Dr. Aslan will be entitled to receive, subject to his execution and non-revocation of a general release in favor of us, (i) continued payment of his then-current base salary for 12 months, (ii) premiums for COBRA continuation coverage for up to 12 months, and (iii) accelerated vesting of all outstanding and unvested service-based equity awards as if he had completed an additional six months of service with the Company. In addition, if Dr. Aslan is terminated without cause (other than as a result of death or disability) or resigns for good reason, in each case within three months prior to, or twelve months after a change of control (each, as defined in his amended offer letter) then Dr. Aslan will be entitled to receive (1) continued payment of his then-current base salary for 18 months, (2) premiums for COBRA continuation of coverage for up to 18 months, (3) accelerated vesting of all outstanding and unvested service-based equity awards, and (4) his full target annual bonus for the fiscal year in which his employment is terminated.

Pursuant to the terms of Mr. Faerm’s offer letter, if we terminate his employment without cause (other than as a result of death or disability) (each as defined in the offer letter) or if Mr. Faerm resigns for good reason (as defined in his offer letter) following the closing of this offering, Mr. Faerm will be entitled to receive, subject to his execution and non-revocation of a general release in favor of us, (i) continued payment of his then-current base salary for nine months, and (ii) premiums for COBRA continuation coverage for up to nine months; and if such termination or resignation occurs (a) following the closing of this offering and (b) within three months preceding or 12 months immediately following the effective time of a change in control (as defined in the 2020 Plan), Mr. Faerm will be eligible for (1) continued payment of his then-current base salary for 12 months, (2) premiums for COBRA continuation of coverage for 12 months, (3) payment of his full annual target bonus for the fiscal year in which employment is terminated and (4) accelerated vesting all outstanding and unvested service-based equity grants.

Pursuant to the terms of Dr. Flynn’s offer letter, as amended, if we terminate Dr. Flynn without cause (other than as a result of death or disability) or he resigns for good reason (each as defined in Dr. Flynn’s amended offer letter), then Dr. Flynn will be entitled to receive, subject to his execution and non-revocation of a general release in favor of us, (i) continued payment of his then-current base salary for nine months, (ii) premiums for COBRA continuation of coverage for up to nine months, and (iii) accelerated vesting of all outstanding and unvested service-based equity awards as if Dr. Flynn had completed an additional three months of service with the Company. In addition, if Dr. Flynn is terminated without cause (other than as a result of death or disability) or resigns for good reason, in each case within three months prior to, or twelve months after a change of control (each, as defined in the amended offer letter) then Dr. Flynn will be entitled to receive (1) continued payment of his then-current base salary for 12 months, (2) premiums for COBRA continuation of coverage for up to 12 months, (3) accelerated vesting of all outstanding and unvested service-based equity awards, and (4) his full target annual bonus for the fiscal year in which his employment is terminated.

Each of our named executive officers’ stock options granted prior to execution of the underwriting agreement for this offering are subject to the terms of the 2020 Plan; a description of the termination and change in control provisions in the 2020 Plan and the form of stock options granted thereunder is provided below under “—Equity Incentive Plans.”

Health and Welfare and Retirement Benefits; Perquisites

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, disability and life insurance plans, in each case on the same basis as all of our other employees. We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances.

401(k) Plan

Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis.

Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code of 1986, as amended (the Code). Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future, if it determines that doing so is in our best interests.

Equity Incentive Plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the applicable plan, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

2022 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2022 Plan in                 . Our 2022 Plan provides for the grant of incentive stock options (ISOs) to employees, including employees of any parent or subsidiary, and for the grant of non-statutory stock options (NSOs), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors, and consultants, including employees and consultants of our affiliates. Our 2022 Plan is a successor to and continuation of our 2020 Plan (referred to in the 2022 Plan as our Prior Plan) and will become effective on the execution of the underwriting agreement related to this offering.

Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our 2022 Plan after it becomes effective will be                  shares, which is the sum of (i)                  new shares; plus (ii)                  the number of shares that remain available for issuance under our 2020 Plan at the time our 2022 Plan becomes effective; and (iii) any shares subject to outstanding stock options or other stock awards that were granted under our 2020 Plan that are forfeited, terminate, expire or are otherwise not issued. In addition, the number of shares of our common stock reserved for issuance under our 2022 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2023 (assuming the 2022 Plan becomes effective in 2022) through January 1, 2032, in an amount equal to     % of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued on the exercise of incentive stock options under our 2022 Plan is                 .

Shares subject to stock awards granted under our 2022 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2022 Plan. Additionally, shares become available for future grant under our 2022 Plan if they were issued under stock awards under our 2022 Plan if we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2022 Plan. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards and (ii) determine the number of shares subject to such stock awards. Under our 2022 Plan, our board of directors has the authority to determine and amend the terms of awards and underlying agreements, including:

•	recipients;

•	the exercise, purchase or strike price of stock awards, if any; the number of shares subject to each stock award;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable on exercise or settlement of the award.

Under the 2022 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise, purchase, or strike price of any outstanding award;

•	the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2022 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2022 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock units are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2022 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards. The 2022 Plan permits the grant of performance-based stock and cash awards. The plan administrator may structure awards so that the shares of our stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any measure of performance selected by the plan administrator. The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the FDA or any other regulatory body. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including stock awards granted and cash fees paid by us to such non-employee director, will not exceed $             in total value, or in the event such non-employee director is first appointed or elected to the board during such calendar year, $             in total value (in each case, calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes).

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2022 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of incentive stock options, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2022 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2022 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the administrator, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction. The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award over (ii) any exercise price payable by such holder in connection with such exercise.

Change in Control. In the event of a change in control, as defined under our 2022 Plan, awards granted under our 2022 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Under our 2022 Plan, a corporate transaction is defined to include: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder. Under the 2022 Plan, a change in control is defined to include (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (3) the approval by the stockholders or the board of directors of a plan of complete dissolution or liquidation of the company, or the occurrence of a complete dissolution or liquidation of the company, except for a liquidation into a parent corporation; (4) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders; and (5) an unapproved change in the majority of the board of directors.

Transferability. A participant may not transfer stock awards under our 2022 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2022 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2022 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2022 Plan. No stock awards may be granted under our 2022 Plan while it is suspended or after it is terminated.

2020 Equity Incentive Plan

Our board of directors and stockholders adopted the 2020 Plan in June 2020. It was most recently amended in August, 2021. Our 2020 Plan provides for the grant of ISOs within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of NSOs, stock appreciation rights, restricted stock, restricted stock units and other forms of stock awards to employees, directors and consultants, including employees and consultants of our affiliates. Once our 2022 Plan becomes effective, no further grants will be made under our 2020 Plan. Any outstanding awards granted under our 2020 Plan will remain subject to the terms of our 2020 Plan and applicable award agreements.

Authorized shares.    Subject to certain capitalization adjustments, the maximum number of shares of common stock that may be issued pursuant to stock awards under the 2020 Plan will not exceed 7,089,537 shares. Shares subject to stock awards granted under our 2020 Plan that expire, are forfeited or otherwise terminate without being exercised in full do not reduce the number of shares available for issuance under our 2020 Plan. Additionally, shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award become available for future grant under our 2020 Plan.

Plan administration.    Our board of directors, or a duly authorized committee of our board of directors to which the board delegates its administrative authority, will administer our 2020 Plan and is referred to as the “plan administrator” herein. Under our 2020 Plan, the plan administrator has the authority to, among other things, determine who will be granted stock awards, to determine the terms and conditions of each stock award (including the number of shares subject to the stock award, when the stock award will vest and, as applicable, become exercisable), to accelerate the time(s) at which a stock award may vest or be exercised, and to construe and interpret the terms of our 2020 Plan and stock awards granted thereunder.

Under the 2020 Plan, the plan administrator also generally has the authority to effect, with the consent of any adversely affected participant, (A) the reduction of the exercise, purchase, or strike price of any outstanding award; (B) the cancellation of any outstanding award and the grant in substitution therefor of other awards, cash, or other consideration; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant (or 110% of the fair market value for certain major stockholders). Options granted under the 2020 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2020 Plan, up to a maximum of 10 years (or five years, for certain major stockholders). The plan administrator shall determine the effect on a stock award of the disability, death, retirement, authorized leave of absence, or any other change or purported change in a holder’s status.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft, electronic funds transfer or money order payable to us, (2) subject to company and/or Board consent and provided that at the time of exercise the common stock is publicly traded, a broker-assisted cashless exercise, (3) subject to company and/or Board consent and provided that at the time of exercise the common stock is publicly traded, the tender of shares of our common stock previously owned by the optionholder, (4) subject to company and/or Board consent at the time of exercise, a net exercise of the option if it is an NSO, (5) a deferred payment arrangement, or (6) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator (i) an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument and (ii) an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Changes to capital structure.    In the event of a “capitalization adjustment,” the board of directors, in its discretion, will make appropriate and proportionate adjustments to (1) the class(es) and maximum number of shares reserved for issuance under the 2020 Plan, (2) the class(es) and maximum number of shares that may be issued on the exercise of ISOs, and (3) the class(es) and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards. For purposes of the 2020 Plan, “capitalization adjustment” generally means any change that is made in (or other events occurring with respect to) our common stock subject to the 2020 Plan or any award without the receipt of consideration by us through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination or exchange of shares, change in corporate structure, or other similar equity restructuring transaction (within the meaning of Statement of Financial Accounting Standards Board ASC Topic 718).

Corporate transactions.    Our 2020 Plan provides that in the event of a “corporate transaction,” unless otherwise provided in an award agreement or other written agreement between us and the award holder or unless otherwise expressly provided by our board of directors at the time of grant of a stock award, our board of directors may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

•

cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for such cash consideration (including no consideration) as our board of directors, in its sole discretion, may consider appropriate; and

•

make a payment equal to the excess, if any, of (A) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (B) any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to treat all participants in the same manner.

Under the 2020 Plan, a “corporate transaction” is generally defined as the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events: (1) a sale of all or substantially all of our assets or similar transaction, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction or similar transaction, or (4) a merger, consolidation or similar transaction where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in control.    A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in an applicable award agreement or other written agreement, but in the absence of such provision, no such acceleration will occur. We have a form of option grant agreement outstanding that provides for full acceleration of vesting in the event of either a termination without cause or a resignation for good reason upon or within 3 months prior to, or 12 months after, the effective time of a change in control. Under the 2020 Plan, a “change in control” is generally defined as (1) certain acquisitions by a person or company of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, or (3) a sale, lease, exclusive license or other disposition of all or substantially all of our consolidated assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2020 Plan, provided that such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. Unless terminated sooner, the 2020 Plan will automatically terminate on June 23, 2030. No stock awards may be granted under our 2020 Plan while it is suspended or after it is terminated. Once the 2022 Plan is effective, no further grants will be made under the 2020 Plan.

2022 Employee Stock Purchase Plan

Our board of directors adopted, and our stockholders approved, our 2022 Employee Stock Purchase Plan (ESPP) in                 . The ESPP will become effective immediately prior to and

contingent upon the execution of the underwriting agreement for this offering. The purpose of the ESPP is to secure and retain the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees.

Share Reserve. Following this offering, the ESPP authorizes the issuance of                  shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2023 (assuming the ESPP becomes effective in 2022) through January 1, 2032, by the lesser of (i)         % of the total number of shares of our capital stock outstanding on the December 31 of the preceding year; and (ii)                  shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors, or a duly authorized committee thereof, will administer our ESPP. Our board may delegate concurrent authority to administer the ESPP to our compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 25% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (i) 85% of the fair market value of a share of our common stock on the first date of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year; or (ii) continuous employment with us or one of our affiliates for a minimum period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (i) the number of shares reserved under the ESPP; (ii) the maximum number of shares by which the share reserve may increase automatically each year; (iii) the number of shares and purchase price of all outstanding purchase rights; and (iv) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, including: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days before such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Non-Employee Director Compensation

In addition to reimbursing all of our non-employee directors for their reasonable out-of-pocket expenses in connection with attending board of directors and committee meetings, we adopted a non-employee director compensation policy in May 2021 that is effective until the execution and delivery of the underwriting agreement relating to this offering. For additional information please see the subsection titled “—Pre-IPO Non-employee Director Compensation Policy” below.

Pre-IPO Non-employee Director Compensation Policy

Our board of directors adopted a non-employee director compensation policy (the Pre-IPO Compensation Policy) in May 2021 that is effective until the execution and delivery of the underwriting agreement related to this offering. The Pre-IPO Compensation Policy is applicable to all directors who are not also serving as an employee or consultant, and who are not affiliated with one of our related parties or our investors, and provides that each such director will receive the following compensation:

•	an annual cash retainer of $30,000;

•	an additional annual cash retainer of $15,000 for service as chairman of the audit committee; and

•

an initial option grant to purchase 60,000 shares of our common stock, vesting in 36 equal monthly installments beginning on the date of the eligible director’s election or appointment to our board of directors.

The following table sets forth in summary form information concerning the compensation that we paid or awarded during the year ended December 31, 2021 to each of our non-employee directors who served on our board of directors during 2021. A director who is also our employee receives no additional compensation for his or her services as a director.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(3)(4)	All Other Compensation ($)	Total ($)
Brian Daniels, M.D.	—	—	—	—	—
Elizabeth Hougen(5)	26,551	—	462,544	—	489,095
Yong-Jun Huh	—	—	—	—	—
Yu-Kyeong Hwang, Ph.D.	—	—	—	—	—
Bong Koh, M.D.	—	—	—	—	—
Linda Kozick(6)	21,319	—	462,544	—	483,863
Laura Stoppel, Ph.D.	—	—	—	—	—
Yvonne Yamanaka, Ph.D.	—	—	—	—	—

(1)

Represents actual fees paid in fiscal year 2021. This includes a partial year retainer fee of $26,551 for Ms. Hougen and a partial retainer fee of $21,319 for Ms. Kozick. Dr. Daniels, Mr. Huh, Dr. Hwang, Dr. Koh, Dr. Stoppel and Dr. Yamanaka did not receive a cash compensation for their service to us as non-employee directors in fiscal year 2021.

(2)	Restricted stock awards in this column are reported at the aggregate grant date fair value in accordance with FASB ASC Topic 718.
(3)	Option awards in this column are reported at the aggregate grant date fair value in accordance with FASB ASC Topic 718. Option awards under this column are discussed in greater detail below.
(4)	As of December 31, 2021, our non-employee directors held the following stock and option awards:

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Vested	Number of Securities Underlying Unexercised Options Unvested	Option Exercise Price	Option Expiration Date	Number of Shares of Stock that Have Not Vested	Market Value of Shares that Have Not Vested
Brian Daniels, M.D.	—	—	—	—	—	—	—
Elizabeth Hougen	7/29/2021	13,333	46,667	$11.37	7/28/2031	—	—
Yong-Jun Huh	—	—	—	—	—	—	—
Yu-Kyeong Hwang, Ph.D.	—	—	—	—	—	—	—
Bong Koh, M.D.	—	—	—	—	—	—	—
Linda Kozick	7/29/2021	13,333	46,667	$11.37	7/28/2031	—	—
Laura Stoppel, Ph.D.	—	—	—	—	—	—	—
Yvonne Yamanaka, Ph.D.	—	—	—	—	—	—	—

(5)	Elizabeth Hougen was appointed to our Board effective April 2021.
(6)	Linda Kozick was appointed to our Board effective April 2021.

Any initial option grants described above were granted under our 2020 Plan, the terms of which are described in more detail above under “Executive and Director Compensation—Equity Incentive Plans—2020 Equity Incentive Plan.” Each such option grant will vest and become exercisable subject to the director’s continuous service with us, provided that each option will vest in full upon a change in control (as defined in the 2020 Plan) of our company. The term of each option is 10 years, subject to earlier termination as provided in the 2020 Plan.

In July 2021, pursuant to the Pre-IPO Compensation Policy, our board of directors granted each of Mses. Hougen and Kozick an option under our 2020 Plan to purchase 60,000 shares of our common stock. Each option has an exercise price of $11.37 per share and vests in 36 equal monthly installments, subject to the continuous service of each such director. Each option will vest in full upon a change in control (as defined in the 2020 Plan) of our company.

Post IPO Non-employee Director Compensation Policy

Our board of directors adopted a non-employee director compensation policy (the Post-IPO Compensation Policy) in April, 2021 that will become effective upon the execution and delivery of the underwriting agreement related to this offering and will be applicable to all of our non-employee directors. The Post IPO-Compensation Policy will replace our Pre-IPO Compensation Policy in its entirety. This Post-IPO Compensation Policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $35,000;

•	an additional annual cash retainer of $30,000 for service as non-employee Chairman of the board of directors or lead independent director;

•

an additional annual cash retainer of $7,500, $5,000 and $5,000 for service as a non-chair member of the audit committee, compensation committee, and the nominating and corporate governance committee, respectively;

•

an additional annual cash retainer of $15,000, $10,000 and $10,000 for service as chairman of the audit committee, chairman of the compensation committee, and chairman of the nominating and corporate governance committee, respectively (in lieu of the committee member retainer above);

•	an initial option grant to purchase shares of our common stock, vesting in equal monthly installments; and

•	an annual option grant to purchase shares of our common stock, vesting on the earlier of (i) the one-year anniversary of the date of grant and (ii) the day before the next annual meeting.

Each of the option grants described above will be granted under our 2022 Plan, the terms of which are described in more detail above under “Executive and Director Compensation—Equity Incentive Plans—2022 Equity Incentive Plan.” Each such option grant will vest and become exercisable subject to the director’s continuous service with us, provided that each option will vest in full upon a change in control (as defined in the 2022 Plan) of the company. The term of each option will be 10 years, subject to earlier termination as provided in the 2022 Plan.

Limitations on Liability and Indemnification

On the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.

We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the Securities Act) may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since February 14, 2019, the date of our inception, to which we have been a party, in which the amount involved in the transaction exceeded $120,000 or 1% of the average of our total assets as of December 31, 2020 and 2021, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock at the time of such transaction, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.”

Sales of Common Stock

From March 2019 through September 2019, we sold and issued 3,000,000 shares of our common stock in multiple closings pursuant to stock purchase agreements with various investors, or the common stock financing. The per share purchase price of our common stock was $0.01 per share and we received gross proceeds of approximately $30,000.

The participants in the common stock financing included the following members of our board of directors, executive officers and holders of more than 5% of our capital stock, or entities affiliated with them:

Purchasers	Shares Common Stock	Aggregate Consideration
GCHC and its affiliates(1)	2,550,000	$25,500

(1)

Consists of (i) 1,530,000 shares of common stock issued to GCHC and (ii) 1,020,000 shares of common stock issued to GC Lab Cell Corporation. Yu-Kyeong Hwang, Ph.D. and Min Su Son, each a member of our board of directors as of the time of the common stock financing, are affiliated with GCHC and GC Lab Cell Corporation (the GC Entities). Mr. Son resigned from our board of directors in September 2019, at which time Yong-Jun Huh, also affiliated with the GC Entities, was appointed to our board of directors to fill the vacancy created by the resignation of Mr. Son. Each of the GC Entities became a holder of more than 5% of our capital stock in connection with the common stock financing.

Convertible Promissory Note Financing

From March 2019 through February 2020, we sold and issued to investors convertible promissory notes in the aggregate principal amount of $8.0 million with an interest rate of 6% per annum in multiple closings (the Note Financing). The notes, including an aggregate of approximately $440,000 in accrued interest thereon, were automatically converted into shares of our Series A convertible preferred stock in the Series A convertible preferred stock financing described below. The participants in the Note Financing were the following holders of more than 5% of our capital stock, or entities affiliated with them:

Participants	Aggregate Principal Amount
GCHC and its affiliates(1)	$8,000,000

(1)

Consists of (i) $4,800,000 principal amount in convertible promissory notes issued to GCHC and (ii) $3,200,000 principal amount in convertible promissory notes issued to GC Cell. Yu-Kyeong Hwang, Ph.D. and Yong-Jun Huh, each a member of our board of directors as of the time of the Note Financing, are affiliated with the GC Entities.

Series A Preferred Stock Financing

In June 2020, we entered into a Series A preferred stock purchase agreement with various investors, pursuant to which we sold and issued an aggregate of 9,110,463 shares of our Series A convertible preferred stock (Series A Preferred Stock) at a purchase price of $5.00 per share in an initial closing for an aggregate gross amount of approximately $43.4 million, which included the conversion of all then outstanding principal and accrued interest under the convertible promissory notes issued in the Note Financing at a discounted price of $4.00 per share. The terms of the Series A financing included a second tranche closing upon the occurrence of certain specified milestone events, or sooner upon the approval of the company and the investors. We closed the second tranche of the Series A financing in January 2021, pursuant to which we sold and issued to the investors an additional 7,000,000 shares of Series A Preferred Stock at a purchase price of $5.00 per share, for aggregate gross proceeds of $35.0 million.

The participants in the Series A financing included the following holders of more than 5% of our capital stock, or entities affiliated with them:

Participants	Shares of Series A Convertible Preferred Stock	Aggregate Consideration
GCHC and its affiliates(1)	4,210,463	$18,941,863
5AM Ventures VI, L.P.(2)	3,700,000	$18,500,000
venBio Global Strategic Fund III, L.P.(3)	3,700,000	$18,500,000
RA Capital Healthcare Fund, L.P. and its affiliates(4)	3,700,000	$18,500,000

(1)

Consists of (i) 2,926,278 shares of Series A Preferred Stock issued to GCHC and (ii) 1,284,185 shares of Series A Preferred Stock issued to GC Cell. Yu-Kyeong Hwang, Ph.D. and Yong-Jun Huh, each a member of our board of directors as of the time of the Series A financing, are affiliated with the GC Entities, which collectively held more than 5% of our capital stock at the time of the Series A financing.

(2)

Brian Daniels, M.D., the Chairman of our board of directors at the time of the Series A financing, is affiliated with 5AM Ventures VI, L.P, which became a holder of more than 5% of our capital stock in connection the Series A financing.

(3)

Yvonne Yamanaka, Ph.D., a member of our board of directors at the time of the Series A financing, is affiliated with venBio Global Strategic Fund III, L.P., which became a holder of more than 5% of our capital stock in connection with the Series A financing.

(4)

Consists of (i) 2,475,340 shares of Series A Preferred Stock issued to RA Capital Healthcare Fund, L.P., (ii) 925,000 shares of Series A Preferred Stock issued to RA Capital Nexus Fund, L.P. and (iii) 299,660 shares of Series A Preferred Stock issued to Blackwell Partners LLC—Series A. Laura Stoppel, Ph.D., a member of our board of directors at the time of the Series A financing, is affiliated with RA Capital Healthcare Fund, L.P., RA Capital Nexus Fund, L.P. and Blackwell Partners LLC—Series A, which collectively became holders of more than 5% of our capital stock in connection with the Series A financing.

Series B Preferred Stock Financing

In February 2021, we entered into a Series B preferred stock purchase agreement with various investors, pursuant to which we sold and issued an aggregate of 10,909,091 shares of our Series B convertible preferred stock (Series B Preferred Stock) at a purchase price of $11.00 per share, for aggregate gross proceeds of $120.0 million.

The participants in the Series B financing included the following holders of more than 5% of our capital stock, or entities affiliated with them:

Participants	Shares of Series B Convertible Preferred Stock	Aggregate Consideration
GCHC and its affiliates(1)	1,720,527	$18,925,797
5AM Ventures VI, L.P.(2)	941,643	$10,358,073
venBio Global Strategic Fund III, L.P.(3)	941,643	$10,358,073
RA Capital Healthcare Fund, L.P. and its affiliates(4)	941,643	$10,358,073
Venrock Healthcare Capital Partners EG, L.P.(5)	1,818,182	$20,000,002

(1)

Consists of (i) 1,447,800 shares of Series B Preferred Stock issued to GCHC and (ii) 272,727 shares of Series B Preferred Stock issued to GC Cell. Yu-Kyeong Hwang, Ph.D. and Yong-Jun Huh, each a member of our board of directors as of the time of the Series A financing, are affiliated with the GC Entities, which collectively held more than 5% of our capital stock at the time of the Series B financing.

(2)

Brian Daniels, M.D., the Chairman of our board of directors at the time of the Series B financing, is affiliated with 5AM Ventures VI, L.P., which held more than 5% of our capital stock at the time of the Series B financing.

(3)

Yvonne Yamanaka, Ph.D., a member of our board of directors at the time of the Series B financing, is affiliated with venBio Global Strategic Fund III, L.P., which held more than 5% of our capital stock at the time of the Series B financing.

(4)

Consists of (i) 706,232 shares of Series B Preferred Stock issued to RA Capital Healthcare Fund, L.P. and (ii) 235,411 shares of Series B Preferred Stock issued to RA Capital Nexus Fund, L.P. Laura Stoppel, Ph.D., a member of our board of directors at the time of the Series B financing, is affiliated with RA Capital Healthcare Fund, L.P., RA Capital Nexus Fund, L.P. and Blackwell Partners LLC—Series A, which collectively held more than 5% of our capital stock at the time of the Series B financing.

(5)	Became a holder of more than 5% of our capital stock in connection with the Series B financing.

Investor Agreements

In connection with our Series B financing described above, we entered into an amended and restated investors’ rights agreement, amended and restated voting agreement and amended and restated right of first refusal and co-sale agreement, which contain registration rights, information rights, voting rights, and rights of first refusal and co-sale, among other things, with certain of our stockholders. Pursuant to our voting agreement, as amended, certain of our stockholders have the right to designate member(s) to be elected to our board of directors. See the section titled “Management—Family Relationships and Other Arrangements.” The foregoing agreements will terminate upon the closing of this offering, except for the registration rights set forth in the investors’ rights agreement, as more fully described below in “Description of Capital Stock—Registration Rights.”

Material Agreements

Option and License Agreement with GC Cell

In September 2019, we entered into the Core Agreement, as amended in June 2020, with GC Cell, formerly GC Lab Cell Corporation. GC Cell and its affiliates were owners of more than 5% of our outstanding capital stock at the time of the original execution and the amendment of the Core Agreement. In addition,

Yu-Kyeong Hwang, Ph.D. and Yong-Jun Huh, each a member of our board of directors as of the time of the original execution and the amendment of the Core Agreement, are affiliated with GC Cell or its affiliates.

Under the Core Agreement, GC Cell granted us an exclusive, royalty-bearing license, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC Cell relating to non-genetically modified and genetically modified NK cells, and culturing, engineering, manufacturing thereof, to research, develop, manufacture, and commercialize NK cell pharmaceutical products in the Artiva Territory, which is anywhere in the world except for Asia, Australia, and New Zealand.

Under the Core Agreement, we are obligated to pay a low single-digit percentage royalty on net sales of any licensed products, the manufacture, use or sale of which is claimed by or uses any Core IP, subject to certain adjustments. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country. For a further description of the Core Agreement, see “Business—Licensing Agreements—Option and License Agreement with GC Cell.”

AB-101 Selected Product License Agreement

In November 2019, we entered into the AB-101 Agreement with GC Cell. GC Cell and its affiliates were owners of more than 5% of our outstanding capital stock at the time of execution of the AB-101 Agreement. In addition, Yu-Kyeong Hwang, Ph.D. and Yong-Jun Huh, each a member of our board of directors as of the time of execution of the AB-101 Agreement, are affiliated with GC Cell or its affiliates.

Under the AB-101 Agreement, GC Cell granted us an exclusive, royalty-bearing license in the Artiva Territory, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC Cell, to research, develop, manufacture, and commercialize AB-101. Under the AB-101 Agreement, we are obligated to pay tiered royalties in the low-mid to high single-digit percentage range on annual net sales of any licensed AB-101 products. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed AB-101 product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country. We are also obligated to make milestone payments to GC Cell of (i) up to $22 million upon the first achievement of certain development milestones, and (ii) up to $55 million upon the first achievement of certain sales milestones. For a further description of the AB-101 Agreement, see “Business—Licensing Agreements—AB-101 Selected Product License Agreement.”

Master Manufacturing Agreement with GC Cell

In March 2020, we entered into the Manufacturing Agreement with GC Cell. GC Cell and its affiliates were owners of more than 5% of our outstanding capital stock at the time of execution of the Manufacturing Agreement. In addition, Yu-Kyeong Hwang, Ph.D. and Yong-Jun Huh, each a member of our board of directors as of the time of execution of the Manufacturing Agreement, are affiliated with GC Cell or its affiliates.

Under the Manufacturing Agreement, we granted GC Cell a limited non-exclusive, non-transferable, non-sublicensable, revocable, royalty-free license to our pre-existing intellectual property that is necessary and useful to manufacture products for us. Any intellectual property generated in the course of the manufacturing will be owned by us. GC Cell granted us a limited worldwide, royalty-free, fully paid, non-exclusive license, including the right to sublicense through multiple tiers, to GC Cell background technology and improvements thereof used to manufacture products under the agreement. These licenses survive termination of the Manufacturing Agreement. For a further description of the Manufacturing Agreement, see the section entitled “Business—License Agreements—Master Manufacturing Agreement with GC Cell.”

Research Services Agreement with GC Cell

In August 2020, we entered into the GC Cell Research Services Agreement with GC Cell. GC Cell and its affiliates were owners of more than 5% of our outstanding capital stock at the time of execution of the GC Cell Research Services Agreement. In addition, Yu-Kyeong Hwang, Ph.D. and Yong-Jun Huh, each a member of our board of directors as of the time of execution of the GC Cell Research Services Agreement, are affiliated with GC Cell or its affiliates.

Under the GC Cell Research Services Agreement, GC Cell agreed to provide research services in support of the research and development of one or more of the products we have licensed from GC Cell. The GC Cell Research Services Agreement provides that the parties will agree to specific projects as work orders under the GC Cell Research Services Agreement. Each work order shall set forth, upon terms mutually agreeable to GC Cell and us, the specific services to be performed by GC Cell, the timeline and schedule for the performance of the services, and the compensation to be paid by us to GC Cell for the provision of such services, as well as any other relevant terms and conditions. Unless otherwise agreed by the parties in a work order, GC Cell will own all intellectual property generated in the course of its provision of services under the Agreement, and all such intellectual property, to the extent related to or arising from the licensed technology under the Core Agreement and selected product license agreements, including the AB-101 Agreement, the AB-201 Agreement and the AB-202 Agreement, will be included in the licenses granted to us thereunder. For a further description of the GC Cell Research Services Agreement, see the section entitled “Business—License Agreements—Research Services Agreement with GC Cell.”

AB-201 Selected Product License Agreement

In October 2020, we entered into the AB-201 Agreement with GC Cell. GC Cell and its affiliates were owners of more than 5% of our outstanding capital stock at the time of execution of the AB-201 Agreement. In addition, Yu-Kyeong Hwang, Ph.D. and Yong-Jun Huh, each a member of our board of directors as of the time of execution of the AB-201 Agreement, are affiliated with GC Cell or its affiliates.

Under the AB-201 Agreement, we paid a one-time, upfront fee of $293,800 as reimbursement of certain costs previously incurred by GC Cell relating to AB-201. We are obligated to (i) pay tiered royalties in the mid to high single-digit percentage range on annual net sales of any licensed AB-201 products and (ii) make milestone payments to GC Cell of (i) up to $25 million upon the first achievement of certain development milestones, and (ii) up to $55 million upon the first achievement of certain sales milestones.

For a further description of the AB-201 Agreement, see the section entitled “Business—License Agreements—AB-201 Selected Product License Agreement.”

AB-202 Selected Product License Agreement

In March 2021, we entered into the AB-202 Agreement with GC Cell for our AB-202 product candidate. Under the AB-202 Agreement, GC Cell granted us an exclusive, royalty-bearing license in the Artiva Territory, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC Cell, to research, develop, manufacture, and commercialize AB-202.

Under the AB-202 Agreement, we paid to GC Cell a one-time, upfront payment of $2.5 million. We are also obligated to pay tiered royalties in the mid to high single-digit percentage range on annual net sales of any licensed AB-202 products. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed AB-202 product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country. We are also obligated to make milestone payments to GC Cell of (i) up to $29 million upon the first achievement of certain development milestones, and (ii) up to $55 million upon the first achievement of certain sales milestones.

For a further description of the AB-202 Agreement, see the section entitled “Business—License Agreements—AB-202 Selected Product License Agreement.”

GC Cell Partnered Product Agreement

In January 2021, in connection with the Merck Collaboration Agreement described in the section entitled “Business—Licensing Agreements,” we entered into the GC Cell Partnered Product Agreement, under which GC Cell agreed to provide research services in support of the research and development of the collaboration candidates under the Merck Collaboration Agreement. The parties will agree to specific projects as work orders under the GC Cell Partnered Product Agreement. Each work order will set forth the specific services for each Merck collaboration target to be performed by GC Cell, the timeline and schedule for the performance of the services, and the compensation to be paid by us to GC Cell for the provision of such services, as well as any other relevant terms and conditions. As consideration, we agreed to pay GC Cell 50% of any upfront, milestone, royalty, and other payments that we receive from Merck under the Merck Collaboration Agreement. We also agreed to pay GC Cell 100% of all milestone payments and royalties received from Merck relating to Merck products in Asia, Australia, and New Zealand.

For a further description of the GC Cell Partnered Product Agreement, see the section entitled “Business—Licensing Agreements—GC Cell Partnered Product Agreement.”

Employment Arrangements

We have entered into employment agreements with certain of our executive officers. For more information regarding these agreements with our named executive officers, see “Executive and Director Compensation.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers, as more fully described in the section titled “Executive and Director Compensation.”

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, as described in “Executive and Director Compensation—Limitations on Liability and Indemnification.”

Policies and Procedures for Transactions with Related Persons

We have adopted a written related person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of our policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities, including any of their immediate family members and affiliates, including entities owned or controlled by such persons or entities in which such person has a 5% or greater beneficial ownership interest.

Under the policy, where a transaction has been identified as a related person transaction, management must present information regarding the proposed related person transaction to our audit committee (or, where review by our audit committee would be inappropriate for reasons of conflict of interest or otherwise, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, all of the parties thereto, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties or to employees generally and management’s recommendation. To identify related person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of November 30, 2021 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares of common stock as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on 30,331,302 shares of common stock outstanding as of November 30, 2021, after giving effect to the conversion of shares of our convertible preferred stock outstanding as November 30, 2021 into an aggregate of 27,019,554 shares of our common stock immediately prior to the closing of this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options held by such person that are currently exercisable or will become exercisable within 60 days of November 30, 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless noted otherwise, the address of all listed stockholders is c/o Artiva Biotherapeutics, Inc., 4747 Executive Drive, Suite 1150, San Diego, California 92121.

Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Greater than 5% Stockholders:
Entities affiliated with GCHC(1)	8,480,990	28.0%
5AM Ventures VI, L.P.(2)	4,641,643	15.3%
venBio Global Strategic Fund III, L.P.(3)	4,641,643	15.3%
Entities affiliated with RA Capital Healthcare Fund, L.P.(4)	4,641,643	15.3%
Venrock Healthcare Capital Partners EG, L.P.(5)	1,818,182	6.0%
Directors and Named Executive Officers:
Fred Aslan, M.D(6)	282,151	*
Michael E. Faerm	—	*
Peter Flynn, Ph.D.(7)	272,083	*
Brian Daniels, M.D.	—	*
Elizabeth Hougen(8)	15,000	*
Yong-Jun Huh(1)	8,480,990	28.0%
Yu-Kyeong Hwang, Ph.D.(9)	20,000	*
Bong Koh, M.D.(5)	1,818,182	6.0%
Linda Kozick(10)	15,000	*
Laura Stoppel, Ph.D.	—	*
Yvonne Yamanaka, Ph.D.	—	*
All current executive officers and directors as a group (13 persons)(11)	11,003,406	35.8%

*	Represents beneficial ownership of less than 1%.

(1)

Consists of (i) 1,530,000 shares of common stock held by GCHC, (ii) 1,020,000 shares of common stock held by GC Cell Corporation, (iii) 2,926,278 shares of common stock issuable upon conversion of our Series A preferred stock held by GCHC, (iv) 1,284,185 shares of common stock issuable upon conversion of our Series A preferred stock held by GC Cell Corporation, (v) 1,447,800 shares of common stock issuable upon conversion of our Series B preferred stock held by GCHC and (vi) 272,727 shares of common stock issuable upon conversion of our Series B preferred stock held by GC Cell Corporation. Mr. Huh, a member of our board of directors, serves as President of GCHC and Dr. Hwang, a member of our board of directors, serves as Director, Institute of Cell Therapy, at GC Cell Corporation. GCHC, a public Korean holding company, is the parent company of GC Cell Corporation and is ultimately controlled by its board of directors, consisting of Mr. Huh, Huh II-Sup, Park Yong-Tae and Kim Seaok-Hwa. Each of these individual directors of GCHC may be deemed to share voting and investment power over the shares held by GCHC and GC Cell Corporation and each disclaims beneficial ownership of all shares held by such entities, except to the extent of any pecuniary interest therein. The address of each of the above persons and entities is 107 Ihyeon-ro, 30beon-gil, Giheung-gu, Yongin-si, Gyeonggi-do, 16924, Republic of Korea.

(2)

Consists of (i) 3,700,000 shares of common stock issuable upon conversion of our Series A preferred stock held by 5AM Ventures VI, L.P. and (ii) 941,643 shares of common stock issuable upon conversion of our Series B preferred stock held by 5AM Ventures VI, L.P. Dr. Brian Daniels, the Chairman of our board of directors, is a partner at 5AM Venture Management LLC, which is an affiliate of 5AM Ventures VI, L.P. 5AM Partners VI, LLC is the general partner of 5AM Ventures VI, L.P. and may be deemed to have sole investment and voting power over the shares held by 5AM Ventures VI, L.P. Andrew Schwab and Dr. Kush Parmar are the managing members of 5AM Partners VI, LLC, and may be deemed to share voting and dispositive power over the shares held by 5AM Ventures VI, L.P. Andrew Schwab and Kush Parmar are the managing members of 5AM Opportunities I (GP), LLC, and may be deemed to share voting and dispositive power over the shares held by 5AM Opportunities VI, L.P. The address of the above persons and entities is 501 2nd Street, Suite 350, San Francisco, California 94107.

(3)

Consists of (i) 3,700,000 shares of common stock issuable upon conversion of our Series A preferred stock held by venBio Global Strategic Fund III, L.P. and (ii) 941,643 shares of common stock issuable upon conversion of our Series B preferred stock held by venBio Global Strategic Fund III, L.P. venBio Global Strategic GP III, L.P., a Cayman Islands partnership (General Partner III), is the sole general partner of venBio Global Strategic Fund III, L.P., a Cayman Islands partnership (Fund III). venBio Global Strategic GP III, Ltd., a Cayman Islands company (GP Ltd. III, and together with General Partner III and Fund III, the venBio Funds), is the sole general partner of the General Partner III. Aaron Royston, Robert Adelman and Corey Goodman (together, the Directors), each citizens of the United States, are each a director of the GP Ltd. III and may be deemed to share voting and dispositive power over the shares held by the venBio Funds. The address of each of the above persons and entities is 1700 Owens Street Suite 595 San Francisco, California 94158.

(4)

Consists of (i) 2,475,340 shares of common stock issuable upon conversion of our Series A preferred stock held by RA Capital Healthcare Fund, L.P. (RA Capital Healthcare), (ii) 925,000 shares of common stock issuable upon conversion of our Series A preferred stock held by RA Capital Nexus Fund, L.P. (Nexus Fund), (iii) 299,660 shares of common stock issuable upon conversion of our Series A preferred stock held by Blackwell Partners LLC - Series A (Blackwell), (iv) 706,232 shares of common stock issuable upon conversion of our Series B preferred stock held by RA Capital and (iv) 235,411 shares of common stock issuable upon conversion of our Series B preferred stock held by Nexus Fund. RA Capital Management, L.P. is the investment manager for RA Capital Healthcare, Nexus Fund and Blackwell. The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are managing members. RA Capital Management, L.P., RA Capital Management GP, LLC, Mr. Kolchinsky and Mr. Shah may be deemed to have voting and investment power over the shares held by RA Capital Healthcare, Nexus Fund and Blackwell. RA Capital Management, L.P., RA Capital Management GP, LLC, Mr. Kolchinsky and Mr. Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of the RA Capital entities is 200 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

(5)

Consists of 1,818,182 shares of common stock issuable upon conversion of our Series B preferred stock held by Venrock Healthcare Capital Partners EG, L.P. VHCP Management EG, LLC is the sole general partner of Venrock Healthcare Capital Partners EG, L.P. Nimish Shah and Dr. Bong Koh, a member of our board of directors, are the voting members of VHCP Management EG, LLC and may be deemed to share voting and investment power with respect to the shares beneficially owned by Venrock Healthcare Capital Partners EG, L.P. The business address for the entities and individuals referenced in this footnote is 6 Bryant Park, 23rd Floor, New York, NY 10018.
(6)	Consists of 282,151 shares of common stock subject to options held by Dr. Aslan that are exercisable within 60 days of November 30, 2021.
(7)	Consists of (i) 175,000 shares of common stock held by Dr. Flynn and (ii) 97,083 shares of common stock subject to options held by Dr. Flynn that are exercisable within 60 days of November 30, 2021.
(8)	Consists of 15,000 shares of common stock subject to options held by Ms. Hougen that are exercisable within 60 days of November 30, 2021.
(9)	Consists of 20,000 shares of common stock held by Dr. Hwang.
(10)	Consists of 15,000 shares of common stock subject to options held by Ms. Kozick that are exercisable within 60 days of November 30, 2021.
(11)

Consists of the shares described in notes (6) through (10) above and (i) 100,000 shares of common stock held by Ms. Bush, (ii) 90,000 shares of common stock held by Dr. Litten and (iii) 93,813 shares of common stock subject to options held by Dr. Litten that are exercisable within 60 days of November 30, 2021, both of whom are not listed in the table above.

DESCRIPTION OF CAPITAL STOCK

Upon filing of our amended and restated certificate of incorporation and the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. All of our authorized preferred stock upon the closing of this offering will be undesignated. The following is a summary of the rights of our common and preferred stockholders and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the closing of this offering, respectively, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

Outstanding Shares

As of September 30, 2021, there were 3,306,748 shares of common stock issued and outstanding, including 259,073 shares subject to repurchase, held of record by 16 stockholders. This amount excludes our outstanding shares of convertible preferred stock, which will convert into 27,019,554 shares of common stock in connection with the closing of this offering. Based on the number of shares of common stock outstanding as of September 30, 2021, and giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock and (ii) the issuance by us of      shares of common stock in this offering, there will be shares of common stock outstanding upon the closing of this offering.

As of September 30, 2021, there were 5,280,830 shares of common stock subject to outstanding options under our 2020 Plan.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Convertible Preferred Stock

As of September 30, 2021, there were 27,019,554 shares of convertible preferred stock outstanding, held of record by 29 stockholders.

In connection with the closing of this offering, all outstanding shares of convertible preferred stock will be converted into 27,019,554 shares of our common stock. Immediately prior to the closing of this offering, our certificate of incorporation will be amended and restated and all of our previously outstanding shares of convertible preferred stock will be converted into shares of common stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of September 30, 2021, 5,280,830 shares of common stock were issuable upon the exercise of outstanding stock options, issued under our 2020 Plan, at a weighted-average exercise price of $4.63 per share. For information regarding the terms of our equity incentive plans, see “Executive and Director Compensation – Equity Incentive Plans.”

Restricted Stock Units

As of September 30, 2021, 89,773 shares of common stock were subject to outstanding restricted stock units issued under our 2020 Plan. For information regarding the terms of our equity incentive plans, see “Executive and Director Compensation — Equity Incentive Plans.”

Registration Rights

After the closing of this offering, the holders of an aggregate of 27,019,554 shares of our common stock, including all of the current preferred stockholders, including certain holders of five percent of our capital stock and entities affiliated with certain of our directors, will be entitled to certain rights with respect to registration of the shares of common stock issued upon conversion of our convertible preferred stock under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the amended and restated investors’ rights agreement and are described in additional detail below.

The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We are required to pay all registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earliest to occur of (1) the closing of a “Deemed Liquidation Event,” as such term is defined in our amended and restated certificate of incorporation (as currently in effect), (2) with respect to any particular holder, such time after the closing of this offering as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder’s shares without limitation during any three-month period without registration or (3) the fifth anniversary of the closing of this offering.

Demand Registration Rights

The holders of the registrable securities will be entitled to certain demand registration rights. Subject to the terms of the lockup agreements described under “Underwriting” at any time beginning 180 days after the date of this prospectus, the holders of at least 60% of the registrable securities then outstanding may make a written request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities that have an aggregate offering price that exceeds $10,000,000. We will not be required to effect more than two registrations pursuant to these demand registration rights.

Piggyback Registration Rights

In connection with this offering, the holders of registrable securities were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. If we propose to register for offer and sale any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of the registrable securities will be entitled to certain Form S-3 registration rights. Holders of at least 20% of the registrable securities may request that we register for offer and sale their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which equals or exceeds $5,000,000. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law (Section 203). Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person who, together with such person’s or entity’s affiliates and associates, beneficially owns, or within the three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the closing of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then outstanding common stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the Chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•

provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided, that, this Delaware forum provision set forth in of our amended and restated certificate of incorporation and amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction; and

•

provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock.

Exchange Listing

We have applied to list our common stock on The Nasdaq Global Market under the symbol “ARTV.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of our common stock outstanding as of September 30, 2021, upon the closing of this offering and giving effect to (1) the 1-for-                stock split of all outstanding shares of our capital stock, (2) the conversion of all of our outstanding shares of convertible preferred stock as of September 30, 2021 into an aggregate of 27,019,554 shares of common stock, (3) no exercise of the underwriters’ option to purchase additional shares of common stock and (4) no exercise of outstanding options, or the vesting and settlement of outstanding restricted stock units, an aggregate of                  shares of common stock will be outstanding (including shares of restricted common stock which are subject to a right of repurchase by us). All of the shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless held by an affiliate of ours. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. In addition, any shares sold in this offering to entities affiliated with our existing stockholders and directors will be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	no restricted shares will be eligible for immediate sale upon the closing of this offering;

•	up to restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements 180 days after the date of this prospectus; and

•

the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144, as described below, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of September 30, 2021, options to purchase a total of 5,280,830 shares of common stock were outstanding, of which 453,283 were vested. Of these shares, options to purchase a total of 1,510,801 shares of common stock were issued pursuant to Rule 701. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of the restrictions set forth in those agreements unless held by an affiliate of ours.

Lock-Up Agreements

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. The representatives of the underwriters have advised us that it has no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up agreements.

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of 27,019,554 shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2020 Plan, the 2022 Plan and the ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (IRS), all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock at any time; and

•	persons holding our common stock as part of a hedging or conversion transaction, straddle, synthetic security, constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE

PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

We have never declared or paid any cash dividends on our capital stock and we do not intend to pay cash dividends on our common stock for the foreseeable future. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “Gain on Disposition of Our Common Stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (commonly referred to as FATCA), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (USRPHC), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not “regularly traded” on an established securities market (as defined by applicable Treasury Regulations).

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. If we are or become a USRPHC and the “regularly traded” exception noted above does not apply to the disposition, a non-U.S. holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the

United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. The U.S. Treasury released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the potential implications of FATCA on their investment in our common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Cowen and Company, LLC and Evercore Group, L.L.C. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Cowen and Company, LLC
Evercore Group, L.L.C
Wedbush Securities Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $              per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “ARTV”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            . We will reimburse the underwriters for certain of their expenses incurred in connection with this offering in an amount up to $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each an EEA State), no shares of common stock (the Shares) have been offered or will be offered pursuant to the offer to the public in that EEA State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that offers of Shares may be made to the public in that EEA State at any time under the following exemptions under the EU Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the Shares shall require the issuer or any representative to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In relation to the United Kingdom, no Shares have been offered or will be offered pursuant to the offer to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any Shares at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(d)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(e)	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation,

provided that no such offer of the Shares shall require the issuer or any representative to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the offer is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies

(Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. The underwriters are being represented by Latham & Watkins LLP, San Diego, California.

EXPERTS

The financial statements of Artiva Biotherapeutics, Inc. as of December 31, 2019 and 2020 and for the period February 14, 2019 (inception) to December 31, 2019 and the year ended December 31, 2020, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 4747 Executive Drive, Suite 1150, San Diego, CA 92121, or calling us at (858) 267-4467.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.artivabio.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

Artiva Biotherapeutics, Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Artiva Biotherapeutics, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Artiva Biotherapeutics, Inc. (the Company) as of December 31, 2019 and 2020, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the period February 14, 2019 (inception) to December 31, 2019 and the year ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for the period February 14, 2019 (inception) to December 31, 2019 and the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2020.

San Diego, California

March 1, 2021

Artiva Biotherapeutics, Inc.

Balance Sheets

(in thousands, except share and par value data)

	December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$1,872	$25,442
Prepaid expenses and other current assets	90	666

Total current assets	1,962	26,108
Property and equipment, net	284	486
Operating lease right-of-use assets	2,216	1,908
Other long-term assets	377	732

Total assets	$4,839	$29,234

Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable (including related party amounts of $0 and $1,945, respectively)	$258	$2,151
Accrued expenses (including related party amounts of $4 and $900, respectively)	476	3,155
Current portion of lease liabilities	208	458

Total current liabilities	942	5,764
Preferred stock purchase right liability	-	5,177
Long-term convertible promissory notes, related party	5,644	-
Lease liabilities, less current portion	1,968	1,658
Accrued interest on notes	242	-
Other non-current liabilities	3	131

Total liabilities	8,799	12,730
Commitments and contingencies (Note 11)
Convertible preferred stock, $0.0001 par value; 0 and 16,110,463 shares authorized at December 31, 2019 and December 31, 2020, respectively; 0 and 9,110,463 shares issued and outstanding at December 31, 2019 and December 31, 2020, respectively; $0 and $45,552 aggregate liquidation preference at December 31, 2019 and December 31, 2020, respectively	-	38,071
Stockholders’ deficit:
Common stock, $0.0001 par value; 3,000,000 and 22,000,000 shares authorized at December 31, 2019 and December 31, 2020, respectively; 3,000,000 and 3,183,832 shares issued as of December 31, 2019 and December 31, 2020, respectively; 2,720,000 and 2,863,832 shares outstanding as of December 31, 2019 and December 31, 2020, respectively	-	-
Additional paid-in capital	27	411
Accumulated deficit	(3,987)	(21,978)

Total stockholders’ deficit	(3,960)	(21,567)

Total liabilities, convertible preferred stock and stockholders’ deficit	$4,839	$29,234

See accompanying notes to financial statements

Artiva Biotherapeutics, Inc.

Statements of Operations and Comprehensive Loss

(in thousands, except share data)

	For the period February 14, 2019 (inception) through December 31,	Year Ended December 31,
	2019	2020
Operating expenses:
Research and development (includes related party amounts of $0 and $6,101, respectively)	$1,212	$13,845
General and administrative (includes related party amounts of $29 and $134, respectively)	1,918	4,426

Total operating expenses	3,130	18,271

Loss from operations	(3,130)	(18,271)
Other expense (income):
Interest expense	242	199
Interest income	(29)	(2)
Change in fair value of convertible promissory notes	644	1,466
Change in fair value of preferred stock purchase right liability	-	(1,943)

Total other expense (income)	857	(280)

Net loss and comprehensive loss	$(3,987)	$(17,991)

Net loss per share, basic and diluted	$(1.49)	$(6.50)

Weighted-average shares of common stock outstanding, basic and diluted	2,673,750	2,769,724

See accompanying notes to financial statements

Artiva Biotherapeutics, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at February 14, 2019 (inception)	-	$-	-	$-	$-	$-	$-
Issuance of common stock	-	-	2,720,000	-	27	-	27
Net loss	-	-	-	-	-	(3,987)	(3,987)

Balance at December 31, 2019	-	$-	2,720,000	$-	$27	$(3,987)	$(3,960)

Exercise of stock options	-	-	48,832	-	57	-	57
Vesting of shares of common stock subject to repurchase	-	-	95,000	-	30	-	30
Issuance of Series A convertible preferred stock, net of issuance costs	7,000,000	27,519	-	-	-	-	-
Conversion of convertible promissory notes to Series A convertible preferred stock	2,110,463	10,552	-	-	-	-	-
Share-based compensation expense	-	-	-	-	297	-	297
Net loss	-	-	-	-	-	(17,991)	(17,991)

Balance at December 31, 2020	9,110,463	$38,071	2,863,832	$-	$411	$(21,978)	$(21,567)

See accompanying notes to financial statements

Artiva Biotherapeutics, Inc.

Statements of Cash Flows

(in thousands)

	For the period February 14, 2019 (inception) through December 31,	Year ended December 31,
	2019	2020
Operating activities:
Net loss	$(3,987)	$(17,991)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	11	73
Non-cash interest expense	242	199
Stock-based compensation	-	297
Change in fair value of convertible promissory notes, related party	644	1,466
Change in fair value of preferred stock purchase right liability	-	(1,943)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(90)	(576)
Other long-term assets	(377)	236
Accounts payable	235	1,822
Accrued expenses and other liabilities	476	2,627
Operating lease right-of-use asset and lease liabilities	(40)	249

Net cash used in operating activities	(2,886)	(13,541)

Investing activities:
Purchases of property and equipment	(272)	(284)

Net cash used in investing activities	(272)	(284)

Financing activities:
Proceeds from issuance of convertible preferred stock and Series A preferred stock purchase right liability, net of issuance costs	-	34,639
Proceeds from issuance of convertible promissory notes, related party	5,000	3,000
Proceeds from issuance of common stock including founders shares	27	-
Proceeds from issuance of unvested common stock	3	215
Cash paid in connection with deferred offering costs	-	(459)

Net cash provided by financing activities	5,030	37,395

Net increase in cash and cash equivalents	1,872	23,570
Cash and cash equivalents at beginning of period	-	1,872

Cash and cash equivalents at end of period	$1,872	$25,442

Supplemental disclosures of noncash activities
Property and equipment purchases in accounts payable and accrued liabilities	$23	$14

Right-of-use asset obtained in exchange for new operating lease liability	$2,216	$-

Deferred financing costs in accounts payable and accrued liabilities	$-	$131

Conversion of convertible notes into preferred stock	$-	$10,552

See accompanying notes to financial statements

Notes to Financial Statements

1. Organization and Basis of Presentation

Organization

Artiva Biotherapeutics, Inc. (the “Company”) was incorporated in the state of Delaware on February 14, 2019. The Company is a biopharmaceutical company focused on developing off-the shelf, allogeneic, natural killer (“NK”) cell-based therapies that are safe and accessible to cancer patients.

The Company has devoted substantially all of its efforts to research and development and has not generated revenues from its principal operations.

Liquidity

From inception to December 31, 2020, the Company has devoted substantially all of its resources to organizing and staffing the Company, business planning, raising capital, collaborating with GC LabCell Corporation (“GC LabCell”) on research and development of its product candidates, scaling up product candidate manufacturing, establishing cold chain delivery logistics, and preparing for its ongoing and planned preclinical studies and clinical trials. The Company has a limited operating history, has never generated any revenue, and the sales and income potential of its business is unproven. The Company has incurred net losses and negative cash flows from operating activities since its inception and expects to continue to incur net losses into the foreseeable future as it continues the development of its clinical pipeline. From inception to December 31, 2020, the Company has funded its operations through the issuance of convertible promissory notes and its convertible preferred stock financing.

As the Company continues to pursue its business plan, it expects to finance its operations through a combination of public or private equity or debt financings or other capital sources, which may include strategic collaborations and other strategic arrangements with third parties. However, there can be no assurance that any additional financing or strategic transactions will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, it may need to delay, reduce or eliminate its product development or future commercialization efforts, which could have a material adverse effect on the Company’s business, results of operations or financial condition. The accompanying financial statements do not include any adjustments that might be necessary if it were unable to continue as a going concern.

In January 2021, the Company received $35.0 million in gross proceeds from the sale of the second tranche of Series A convertible preferred stock. Additionally, in February 2021, the Company received gross proceeds of $30.0 million in connection with the Merck Collaboration and License agreement and gross proceeds of $120 million in connection with the sale of Series B convertible preferred stock. As a result of these financing activities, management believes the Company has sufficient capital to execute its strategic plan and fund operations through at least the next twelve months from the date these financial statements were available to be issued.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Accounting estimates and management judgments reflected in the financial statements include: normal recurring accruals, including the accrual of research and development expenses; fair value of convertible promissory notes, common stock, convertible preferred stock and stock-based compensation. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may materially differ from these estimates and assumptions.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to significant concentration of credit risk consist of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts, and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company’s comprehensive loss was the same as its reported net loss for all periods presented.

Preferred Stock Purchase Right

The Company has entered into a convertible preferred stock financing where, in addition to the initial closing, investors agreed to buy, and the Company agreed to sell, additional shares of that convertible preferred stock at a fixed price in the event that certain agreed upon milestones are achieved or at the election of investors The Company evaluated this purchase right and determined it met the definition of a freestanding instrument. On the issuance date, the fair value of the purchase right liability was recorded on the balance sheet with the remainder of the proceeds raised allocated to convertible preferred stock. The preferred stock purchase right liability is revalued at each reporting period to fair value with changes in the liability recorded as change in fair value of preferred stock purchase right in the statements of operations and comprehensive loss. The preferred stock purchase right liability is revalued at settlement and the resultant fair value is then reclassified to convertible preferred stock at that time.

Fair Value Option

As permitted under Accounting Standards Codification (“ASC”) 825, Financial Instruments (“ASC 825”), the Company has elected the fair value option to account for its convertible promissory notes issued since inception. In accordance with ASC 825, the Company records these convertible promissory notes at fair value with changes in fair value recorded in the statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the convertible promissory notes were recognized in earnings as incurred and not deferred.

Fair Value of Financial Instruments

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

The carrying amounts of all cash and cash equivalents, prepaid and other current assets, accounts payable, and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of those instruments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents primarily represent funds invested in readily available money market accounts. As of December 31, 2020, the Company had cash and cash equivalents balances deposited at major financial institutions.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets (generally two to five years, or the remaining term of the lease).

Deferred Offering Costs

The Company capitalizes costs that are directly associated with in-process equity financings in other long-term assets until such financings are consummated, at which time such costs are recorded against the gross proceeds of the offering. Should an in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statement of operations and comprehensive loss.

Impairment of Long-Lived Assets

The Company accounts for the impairment of long-lived assets by reviewing these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted-cash-flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. The Company did not recognize impairment losses for the period February 14, 2019 (inception) through December 31, 2019 and for the year ended December 31, 2020.

Accrued Research and Development Expense

The Company is required to estimate its expenses resulting from its obligations under contracts with vendors, consultants, and contract research organizations, in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. The Company reflects research and development expenses in its financial statements by matching those expenses with the period in which services and efforts are expended. The Company accounts for these expenses according to the progress of the preclinical or clinical study, as measured by the timing of various aspects of the study or related activities. The Company determines accrual estimates through review of the underlying contracts along with preparation of financial models taking into account discussions with research and other key personnel as to the progress of studies, or other services being conducted. To date, the Company has had no material differences between its estimates of such expenses and the amounts actually incurred. During the course of a study, the Company adjusts its rate of expense recognition if actual results differ from its estimate. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are deferred and recognized as expense in the period that the related goods are consumed or services are performed.

Research and Development

Research and development expenses include related salaries, benefits, stock-based compensation charges for those individuals involved in research and development efforts, costs to third-party contractors to perform research and development activities, and associated overhead expenses. Research and development costs are expensed as incurred.

Patent Costs

The Company expenses all costs as incurred in connection with patent applications (including direct application fees, and the legal and consulting expenses related to making such applications) and such costs are included in general and administrative expenses in the statement of operations and comprehensive loss.

Leases

At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, the Company records the associated lease liability and corresponding right-of-use asset upon commencement of the lease using the implicit rate or a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. The Company additionally evaluates leases at their inception to determine if they are to be accounted for as an operating lease or a finance lease. A lease is accounted for as a finance lease if it meets one of the following five criteria: the lease has a purchase option that is reasonably certain of being exercised, the present value of the future cash flows is substantially all of the fair market value of the underlying asset, the lease term is for a significant portion of the remaining economic life of the underlying asset, the title to the underlying asset transfers at the end of the lease term, or if the underlying asset is of such a specialized nature that it is expected to have no alternative uses to the lessor at the end of the term. Leases that do not meet the finance lease criteria are accounted for as an operating lease. Operating lease assets represent a right to use an underlying asset for the lease term and operating lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease liabilities with a term greater than one year and their corresponding right-of-use assets are recognized on the balance sheet at the commencement date of the lease based on the present value of lease payments over the expected lease term. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received. As the Company’s leases do not typically provide an implicit rate, the Company utilizes the appropriate incremental borrowing rate, determined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment. Lease cost is recognized on a straight-line basis over the lease term and variable lease payments are recognized as operating expenses in the period in which the obligation for those payments is incurred. Variable lease payments primarily include common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor in proportion to the space leased by the Company. The Company has elected the practical expedient to not separate between lease and non-lease components.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of employee, officer, director and non-employee stock option grants, estimated in accordance with the applicable accounting guidance, recognized on a straight-line basis over the vesting period. The vesting period generally approximates the expected service period of the awards. The Company recognizes forfeitures as they occur.

The fair value of stock options is estimated using a Black-Scholes valuation model on the date of grant. This method requires certain assumptions be used as inputs, such as the fair value of the underlying common stock, expected term of the option before exercise, expected volatility of the Company’s common stock, risk-free interest rate and expected dividend. Options granted have a maximum contractual term of 10 years. The Company has limited historical stock option activity and therefore estimates the expected term of stock options granted using the simplified method, which represents the arithmetic average of the original contractual term of the stock option and its weighted-average vesting term. The expected volatility of stock options is based upon the historical volatility of a number of publicly traded companies in similar stages of clinical development. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available. The risk-free interest rates used are based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. treasury notes with maturities approximately equal to the expected term of the stock options. The Company has historically not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore has estimated the dividend yield to be zero.

Common Stock Valuation

Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Audit and Accounting Practice Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. In determining the exercise prices for options granted, the Company has considered the fair value of the common stock as of the grant date. The fair value of the common stock has been determined based upon a variety of factors, including the prices at which the Company sold shares of its convertible preferred stock to outside investors in arms-length transactions, and the superior rights, preferences and privileges of the preferred stock relative to the common stock at the time of each grant; the progress of the Company’s research and development programs, including their stages of development, and the Company’s business strategy; external market and other conditions affecting the biotechnology industry, and trends within the biotechnology industry; the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results; the lack of an active public market for the Company’s common stock; the likelihood of achieving a liquidity event for the Company’s securityholders, such as an initial public offering or a sale of the company, taking into consideration prevailing market conditions; the hiring of key personnel and the experience of management; and the analysis of initial public offerings and the market performance of peer companies in the biopharmaceutical industry, as well as completed mergers and acquisitions of peer companies.

Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has been incurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount the Company accrues the minimum amount in the range. The Company has not recorded any such liabilities as of December 31, 2019 and December 31, 2020.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

As of December 31, 2019 and 2020, the Company maintained valuation allowances against its deferred tax assets as the Company concluded it had not met the “more likely than not” to be realized threshold. Changes in the valuation allowance when they are recognized in the provision for income taxes may result in a change in the estimated annual effective tax rate.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability. As of December 31, 2020, the Company had no accrued interest or penalties.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common stock outstanding for the period. Diluted net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock and common stock equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive. The Company’s potentially dilutive securities include outstanding stock options under the Company’s equity incentive plan and have been excluded from the computation of diluted net loss per share as they would be anti-dilutive to the net loss per share. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per share because their inclusion would be anti-dilutive.

	For the period February 14, (inception) through December 31,	Year ended December 31,
	2019	2020
Redeemable convertible preferred stock	-	9,110,463
Common stock options	-	3,119,157

Total	-	12,229,620

Recently Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes—Simplifying the Accounting for Income Taxes (ASU 2019-12). Among other items, the amendments in ASU 2019-12 simplify the accounting treatment of tax law changes and year-to-date losses in interim periods. An entity generally recognizes the effects of a change in tax law in the period of enactment; however, there is an exception for tax laws with delayed effective dates. Under current guidance, an entity may not adjust its annual effective tax rate for a tax law change until the period in which the law is effective. This exception was removed under ASU 2019-12, thereby providing that all effects of a tax law change are recognized in the period of enactment, including adjustment of the estimated annual effective tax rate. Regarding year-to-date losses in interim periods, an entity is required to estimate its annual effective tax rate for the full fiscal year at the end of each interim period and use that rate to calculate its income taxes on a year-to-date basis. However, current guidance provides an exception that when a loss in an interim period exceeds the anticipated loss for the year, the income tax benefit is limited to the amount that would be recognized if the year-to-date loss were the anticipated loss for the full year. ASU 2019-12 removes this exception and provides that, in this situation, an entity would compute its income tax benefit at each interim period based on its estimated annual effective tax rate. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those annual periods. Early adoption is permitted. As of December 31, 2020, the Company has not adopted the guidance and does not expect the ASU to have a material impact on its financial statements and related disclosures.

3. Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, prepaid and other current assets, accounts payable, and accrued liabilities, approximate fair value due to their short maturities. Included in cash and cash equivalents at December 31, 2019 are money market funds with a carrying value and fair value of $1.4 million based upon a Level 1 fair value assessment. No transfers between levels have occurred during the periods presented.

Financial liabilities that are measured at fair value on a recurring basis include the preferred stock purchase right liability and convertible promissory notes.

Liabilities measured at fair value on a recurring basis are as follows (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2019:
Convertible promissory notes, related party	$5,644	$-	$-	$5,644

As of December 31, 2020:

Preferred stock purchase right liability	$5,177	$-	$-	$5,177

The Company issued convertible promissory notes to related parties from March 2019 to February 2020. The Company has elected the fair value option for each of its convertible promissory note issuances. The fair value of the related party notes was estimated using a scenario-based analysis that estimated the fair value of the convertible promissory notes based on the probability-weighted present value of expected future investment returns, considering possible outcomes available to the noteholders, including conversions in subsequent equity financings, change of control transactions, settlement and dissolution. As of December 31, 2019, the fair value of the convertible promissory notes was $5.6 million, which included an interest rate of 6%, an estimated time to settlement of 0.5 years, and a discount rate of 31%.

The convertible promissory notes converted into 2,110,463 shares of Series A preferred stock in June 2020.

The estimated fair value of the preferred stock purchase right liability was determined using a valuation model that considered the probability of occurrence of the Series A Milestone Closing (See Note 8), an assumed discount rate, the estimated time period the preferred stock right would be outstanding, consideration received for the Series A convertible preferred stock, the number of shares to be issued to satisfy the preferred stock purchase right and at what price, and any changes in the fair value of the underlying Series A convertible preferred stock. The assumptions used to determine the fair value of the preferred stock purchase right upon issuance in June 2020 included an estimated probability of occurrence of the Series A Milestone Closing of 60%, an assumed discount rate of 1.15%, and an estimated time period the preferred stock purchase right would be outstanding of 1 year. The assumptions used to determine fair value of the preferred stock purchase right as of December 2020 included a risk-free rate of 0.33%, volatility of 83.0% and an estimated time period the preferred stock purchase right would be outstanding of 0.50 years.

The Company adjusts the carrying value of its convertible promissory notes and preferred stock purchase right to their estimated fair value at each reporting date, with any related increases or decreases in the fair value recorded as change in fair value of convertible promissory notes and change in fair value of preferred stock right liability, respectively, in the statements of operations and comprehensive loss.

The following table provides a reconciliation of all liabilities measured at fair value using Level 3 significant unobservable inputs (in thousands):

	Convertible Promissory Notes	Preferred Stock Purchase Right Liability
Balance at February 14, 2019 (inception)	$-	$-

Issuance of convertible promissory note, related party	5,000	-
Changes in fair value of convertible promissory note, related party	644	-

Balance at December 31, 2019	5,644	-

Issuance of convertible promissory note, related party	3,000	-
Changes in fair value of convertible promissory note, related party	1,466	-
Conversion of convertible promissory notes to Series A convertible preferred stock	(10,110)	-
Issuance of preferred stock purchase right liability	-	7,120
Change in fair value of preferred stock purchase right liability	-	(1,943)

Balance at December 31, 2020	$-	$5,177

4. Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of December 31,
	2019	2020
Furniture and fixtures	$195	$431
Computers and software	55	96
Leasehold improvements	45	43

	295	570
Less accumulated depreciation	(11)	(84)

Total property and equipment, net	$284	$486

The Company recognized $11,012 and $73,245 in depreciation expense for the period February 14, 2019 (inception) through December 31, 2019 and for the year ended December 31, 2020, respectively.

5. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	As of December 31,
	2019	2020
Accrued clinical expenses	$-	$1,263
Accrued payroll and other employee benefits	379	1,521
Other accrued expenses	97	371

Total accrued expenses	$476	$3,155

6. Collaboration, Option, and License Agreements

The Company has entered into several agreements with GC LabCell and related entities concerning its NK cell therapy platform and manufacturing of its core products, as described below.

Option and License Agreement with GC LabCell

In September 2019, the Company entered into an option and license agreement with GC LabCell, as amended in June 2020 (the “Core Agreement”). Under the Core Agreement, GC LabCell granted the Company an exclusive, royalty-bearing license, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC LabCell relating to non-genetically modified and genetically modified NK cells, and culturing, engineering, manufacturing thereof, to research, develop, manufacture, and commercialize NK cell pharmaceutical products in the Artiva Territory, which is anywhere in the world except for Asia, Australia, and New Zealand. GC LabCell retained rights under the license to allow it and its affiliates to perform obligations under the Core Agreement and other agreements between the Company and them.

Under the Core Agreement, GC LabCell agreed to conduct a discovery, research, preclinical development, and manufacturing program under a plan approved by a Joint Steering Committee (“the JSC”), to generate and identify product candidates for nomination as option candidates. GC LabCell will bear all costs for its work under the R&D Plan, except that the Company will bear all costs for completing IND-enabling activities performed by GC LabCell on behalf of the Company, other than certain efficacy studies.

For each product candidate determined by the JSC to be an option candidate, the Company has an exclusive option under the Core Agreement to obtain an exclusive, sublicensable license to research, develop, manufacture and commercialize such candidate in the Artiva Territory for any therapeutic, prophylactic or diagnostic uses in humans, on economic terms to be determined in good faith by the parties. GC LabCell retains exclusive rights to the licensed technology in Asia, Australia, and New Zealand, though we have the right to request, and GC LabCell has agreed to consider in good faith, inclusion of Australia, New Zealand, and/or specific countries in Asia in the Artiva Territory on a product-by-product basis. If the Company elects not to exercise the option with respect to a particular option candidate, GC LabCell retains the right to continue development of such candidate. As of February 2021, the Company has exercised its rights to license three option candidates, AB-101 and AB-201, as described below, and for AB-202, for which we are in the process of negotiating the selected product license agreement.

The Company has control over and will bear the costs of the development, regulatory, manufacturing, and commercialization activities relating to the option candidates for which it has exercised its option, each a licensed product. Accordingly, the Company has certain diligence obligations and must use commercially reasonable efforts to develop and seek regulatory approval for each licensed product in at least one indication in the United States and the EU, and following regulatory approval in a country, to commercialize such licensed product in at least one indication in such country. The Core Agreement provides that the Company has the right to engage GC LabCell or its appropriate affiliate to provide research and manufacturing services for the licensed products being developed by the Company in the Artiva Territory under separately executed service agreements.

Under the Core Agreement, the Company is obligated to pay a low single-digit percentage royalty on net sales of any licensed products, the manufacture, use or sale of which is claimed by or uses any Core IP. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country. The Company has not recognized any net sales royalties under this agreement to-date.

AB-101 Selected Product License Agreement

In November 2019, the Company entered into a license agreement with GC LabCell for its AB-101 product candidate, or (“the AB-101 Agreement”). AB-101 is the first product for which the Company exercised its option under the Core Agreement. Under the AB-101 Agreement, GC LabCell granted the Company an exclusive, royalty-bearing license in the Artiva Territory, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC LabCell, to research, develop, manufacture, and commercialize AB-101.

Under the AB-101 Agreement, the Company is obligated to pay tiered royalties in the low-mid to high single-digit percentage range on annual net sales of any licensed AB-101 products. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed AB-101 product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country. The Company is also obligated to make milestone payments to GC LabCell of (i) up to $22 million upon the first achievement of certain development milestones, and (ii) up to $55 million upon the first achievement of certain sales milestones. The Company has not recognized any net sales royalties or milestones under this agreement to-date.

AB-201 Selected Product License Agreement

In October 2020, the Company entered into a license agreement with GC LabCell for its AB-201 product candidate (“the AB-201 Agreement”). AB-201 is the second product for which the Company exercised its option under the Core Agreement. Under the AB-201 Agreement, GC LabCell granted the Company an exclusive, royalty-bearing license in the Artiva Territory, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC LabCell, to research, develop, manufacture, and commercialize AB-201.

Under the AB-201 Agreement, the Company paid a one-time, upfront fee of $0.3 million, of which $0.2 million was research and development expense and $0.1 million was general and administrative expense, as reimbursement of certain costs previously incurred by GC LabCell relating to AB-201. The Company is obligated to pay tiered royalties in the mid to high single-digit percentage range on annual net sales of any licensed AB-201 products. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed AB-201 product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country. The Company is also obligated to make milestone payments to GC LabCell of (i) up to $25 million upon the first achievement of certain development milestones, and (ii) up to $55 million upon the first achievement of certain sales milestones. The Company has not recognized any net sales royalties or milestones under this agreement to date.

Research Services Agreement with GC LabCell

As contemplated by the Core Agreement, in August 2020 the Company entered into a Master Research Services Agreement with GC LabCell, (“GC LabCell Research Services Agreement”), under which GC LabCell agreed to provide research services in support of the research and development of one or more of the products the Company has licensed from GC LabCell. The Agreement provides that the parties will agree to specific projects as work orders under the GC LabCell Research Services Agreement. Each work order shall set forth, upon terms mutually agreeable to GC LabCell and the Company, the specific services to be performed by GC LabCell, the timeline and schedule for the performance of the services, and the compensation to be paid by the Company to GC LabCell for the provision of such services, as well as any other relevant terms and conditions. (See Note 10).

Master Manufacturing Agreement with Green Cross Cell

In March 2020, the Company entered into a Master Agreement for Manufacturing Services (“the Manufacturing Agreement”) with Green Cross Cell Corporation (“GCC”), under which GCC agreed to manufacture specified products under individual work orders for use in the Company’s Phase 1 and Phase 2 clinical trials. Each work order will contain an estimated budget of service fees and out-of-pocket costs to be incurred in the performance of services under the agreement and the work order, as well as additional terms and conditions relating to the estimated budget. The Company will own all results and data generated by GCC under the Manufacturing Agreement.

Affimed Collaboration Agreement

In November 2020, the Company entered into a strategic collaboration agreement (“the Affimed Collaboration Agreement”) with Affimed GmbH (“Affimed”). The collaboration is focused on the preclinical assessment of potential combination product candidates that combine Affimed’s proprietary innate cell engager molecules targeting EGFR and other targets of interest with the Company’s allogeneic NK cell products. The parties have agreed to share the costs incurred by the parties in the performance of the preclinical assessment. Upon completion of the agreed preclinical assessment activities, the parties have the option to pursue further development of such combination product candidates under a separate agreement to be negotiated. The preclinical assessment will be conducted with respect to at least two combination product candidates, each with a different Affimed proprietary innate cell engager molecule, and the parties may agree to develop a third combination product candidate.

As long as a candidate continues to be subject to preclinical assessment, neither party can develop or commercialize any combination product with such candidate, except as set forth in the Affimed Collaboration Agreement. The parties granted mutual non-exclusive licenses to the relevant intellectual property, and such licenses terminate on expiration or termination of the Affimed Collaboration Agreement.

For the year ended December 31, 2020, the Company incurred $41,283 in research and development expense in connection with the Affimed Collaboration Agreement.

7. Convertible Promissory Notes Payable

In March 2019 and February 2020, the Company issued $5.0 million and $3.0 million, respectively, in convertible promissory notes to related parties (“Convertible Promissory Notes”). The convertible promissory notes accrued interest at a rate of 6% a year and matured two years from issuance.

The Convertible Promissory Notes could be converted as follows (i) automatically converted in a qualified financing transaction from which the Company would receive total gross proceeds of not less than $10.0 million at a conversion price equal to 80% of the per share price paid by investors for such securities or (ii) optionally converted upon a non-qualified equity financing with a conversion price of 80% of the price paid per share in such financing. On June 25, 2020, in connection with the closing of the Series A convertible preferred stock, the Convertible Promissory Notes converted into 2,110,463 shares of Series A convertible preferred stock.

Due to certain embedded features within the Convertible Promissory Notes, the Company elected to account for these notes and all their embedded features under the fair value option. For the period from February 14, 2019 (inception) to December 31, 2019 and for the year ended December 31, 2020 the Company recognized $0.6 million and $1.5 million, respectively, of other expense in the statements of operations related to increases in the fair value of the Convertible Promissory Notes. For the period from February 14, 2019 (inception) to December 31, 2019 and for the year ended December 31, 2020, the Company recognized $0.2 million and $0.2 million, respectively, of interest expense in connection with the Convertible Promissory Notes. As of December 31, 2019 and 2020, the outstanding principal and accrued interest on the Convertible Promissory Notes was $5.9 million and $0 million, respectively.

8. Convertible Preferred Stock and Stockholders’ Deficit

Stockholders’ Deficit

Under the Amended and Restated Certificate of Incorporation dated June 25, 2020, the Company had a total of 38,110,463 shares of capital stock authorized for issuance, consisting of 22,000,000 shares of common stock, par value of $0.0001 per share, and 16,110,463 shares of convertible preferred stock, par value of $0.0001 per share.

Convertible Preferred Stock

In June 2020, the Company entered into the Series A Preferred Stock Purchase Agreement whereby the Company agreed to issue and sell and certain investors agreed to purchase up to an aggregate of 14,000,000 shares of Series A convertible preferred stock, at a price of $5.00 per share, in two closings. In June 2020, the Company completed its first closing and issued 7,000,000 shares at a price of $5.00 per share resulting in gross proceeds of $35.0 million and incurred $0.4 million of issuance costs. In addition, an aggregate of $8.0 million of principal and an aggregate of $0.4 million of accrued interest related to the Company’s Convertible Promissory Notes converted into 2,110,463 shares of the Company’s Series A convertible preferred stock. The fair value of these notes at the time of conversion was $10.6 million.

As of December 31, 2020, the Company’s Series A convertible preferred stock has been classified as temporary equity in the accompanying balance sheets given that the holders of the convertible preferred stock could cause certain events to occur that are outside of the Company’s control whereby the Company could be obligated to redeem the convertible preferred stock. The carrying value of the convertible preferred stock is not adjusted to the redemption value until the contingent redemption events are considered to be probable of occurring.

The Company determined its obligation to issue additional shares of the Company’s Series A convertible preferred stock in a second closing represented a freestanding financial instrument that required liability accounting. This freestanding preferred stock purchase right liability was initially recorded at fair value, with changes in fair value recognized in the statements of operations and comprehensive loss. At the time of the initial Series A closing in June 2020, the estimated fair value of the preferred stock purchase right liability was $7.1 million. As of December 31, 2020, the fair value of the preferred stock purchase right was estimated to be $5.2 million and the Company recorded the $1.9 million decrease in the fair value of the Series A convertible preferred stock purchase right liability as change in fair value of preferred stock purchase right liability in the statements of operations and comprehensive loss.

The Company’s convertible preferred stock has the following characteristics:

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any class of capital stock of the Company unless the holders of the Series A convertible preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of the Series A convertible preferred stock equal to an amount as defined in the Company’s Amended and Restated Certificate of Incorporation. No such dividends have been declared or paid through December 31, 2020.

Preferences on Liquidation

The holders of the Series A convertible preferred stock are entitled to receive liquidation preferences, in the event of a change in control, at an amount per share equal to the greater of (i) the Series A original issuance price of $5.00, plus any dividends declared but unpaid or (ii) such amount per share as would have been payable had all shares of Series A preferred stock been converted into common stock. Liquidation payments to the holders of the Series A convertible preferred stock have priority and are made in preference to any payments to the holders of common stock.

After full payment of the liquidation preference to the holders of the Series A convertible preferred stock, the remaining assets, if any, will be distributed ratably to the holders of the common stock.

Conversion Rights

The shares of Series A convertible preferred stock are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution adjustments. The conversion rate for the convertible preferred stock is determined by dividing the original issue price by the conversion price. The conversion price is initially the original issue price, but is subject to adjustment for dividends, stock splits, and other distributions. The conversion rate at December 31, 2020 for the Series A convertible preferred stock was 1:1.

Each share of Series A convertible preferred stock will be automatically converted into common stock at the then effective conversion rate (i) upon the closing of the sale of common stock to the public at a price of at least $10.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $75,000,000 of gross proceeds to the Company, or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of 60% of the outstanding shares of Series A Preferred Stock.

Redemption Rights

The holders of Series A convertible preferred stock do not have any redemption rights, except upon certain liquidation events that are outside of the Company’s control.

Voting

The holder of each share of Series A convertible preferred stock generally vote together with the shares of common stock as a single class, but also have class vote approval rights as provided by the Company’s certificate of incorporation or as required by applicable law.

Common Stock

As of December 31, 2019 and 2020, of the 3,000,000 and 22,000,000 authorized shares of common stock, respectively, 3,000,000 and 3,183,832 shares were issued, respectively, and 2,720,000 and 2,863,832 shares were outstanding, respectively.

The voting, dividend, and liquidation rights of the holders of the common stock are subject to, and qualified by, the rights, preferences and privileges of the holders of the Series A convertible preferred stock. The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders.

Common stock reserved for future issuance consisted of the following:

As of December 31,
2020
Convertible preferred stock	9,110,463
Common stock options granted and outstanding	3,119,157
Shares available for issuance under the 2020 equity incentive plan	158,597

Total common stock reserved for future issuance	12,388,217

Throughout 2019, the Company issued 280,000 shares of restricted common stock at a price of $0.01 per share to certain founders of the Company (“Founders Stock”). The Company maintains a repurchase right whereby the Founders Stock are released from such repurchase right over a period of time of continued service by the recipient. Any shares subject to repurchase by the Company are not deemed, for accounting purposes, to be outstanding until those shares vest. Unvested outstanding Founders Stock as of December 31, 2019 and 2020 were 280,000 and 210,000 shares, respectively. As of December 31, 2019 and 2020, the Company recorded $2,800 and $2,100, respectively, of liabilities associated with shares issued with repurchase rights.

Stock Options

In June 2020, the Company adopted the 2020 Equity Incentive Plan (the “Plan”). The Plan provides for the grant of incentive stock options (“ISO”), non-statutory stock options (“NSO”), stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards.

The Plan was amended in December 2020 to increase the total number of shares reserved under the Plan to 3,461,586.

Options granted under the Plan are exercisable at various dates as determined upon grant and will expire no more than 10 years from their date of grant. The exercise price of each option shall be determined by the Board of Directors based on the estimated fair value of the Company’s stock on the date of the option grant. The exercise price shall not be less than 100% of the fair market value of the Company’s common stock at the time the option is granted. Most option grants generally vest 25% on the first anniversary of the original vesting commencement date, with the balance vesting monthly over the remaining three years and early exercise is permitted. The vesting period generally occurs over four years unless there is a specific performance vesting trigger at which time those shares will vest when the performance trigger is probable to occur.

A summary of the Company’s stock option activity under the Plan is as follows (in thousands, except share amounts):

	Total Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contract Term	Aggregate Intrinsic Value
Outstanding at December 31, 2019	-	$-	-	$-
Granted	3,314,323	1.29	-	-
Exercised	(183,832)	1.17	-	-
Cancelled	(11,334)	1.17	-	-

Outstanding at December 31, 2020	3,119,157	$1.30	9.8	$325

Vested and exercisable at December 31, 2020	44,973	1.17	9.5	$10

For the period February 14, 2019 (inception) through December 31, 2019 and the year ended December 31, 2020, the total grant date fair value of vested options was $0 and $120,313, respectively.

The aggregate intrinsic value of options exercised from the period February 14, 2019 (inception) through December 31, 2019 and the year ended December 31, 2020, was $0 and $42,281, respectively, determined as of the date of exercise.

The weighted-average grant date fair value of employee option grants for the period February 14, 2019 (inception) through December 31, 2019 and the year ended December 31, 2020 was $0 and $1.00 per share, respectively.

Liability for Early Exercise of Restricted Stock Options

Certain individuals were granted the ability to early exercise their stock options. The shares of common stock issued from the early exercise of unvested stock options are restricted and continue to vest in accordance with the original vesting schedule. The Company has the option to repurchase any unvested shares at the original purchase price upon any voluntary or involuntary termination. The shares purchased by the employees and non-employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be outstanding until those shares vest. The cash received in exchange for exercised and unvested shares related to stock options granted is recorded as a liability for the early exercise of stock options on the accompanying balance sheet and will be transferred into common stock and additional paid-in capital as the shares vest. As of December 31, 2019 and 2020, 0 and 110,000 respectively, unvested shares issued under early exercise provisions were subject to repurchase by the Company. As of December 31, 2019 and 2020, the Company recorded $0 and $128,700, respectively, associated with shares issued with repurchase rights in other long-term liabilities.

Stock-Based Compensation Expense

The Company recognized stock-based compensation expense of $0.1 million in research and development expense and $0.2 million in general and administrative expense for the year ended December 31, 2020. The Company did not grant any stock options for the period February 14, 2019 (inception) through December 31, 2019.

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee and nonemployee stock option grants issued during 2020 were as follows:

Year Ended December 31,

2020
Risk-free rate of interest	0.4%
Expected term (years)	5.90
Expected stock price volatility	82.5%
Dividend yield	-

As of December 31, 2020, the unrecognized compensation cost related to outstanding employee and nonemployee options was $2.7 million, and is expected to be recognized as expense over approximately 3.6 years.

9. Income Taxes

The following is a reconciliation between the provision for income taxes and income taxes computed using the U.S. federal statutory corporate tax rate for the period February 14, 2019 (inception) through December 31, 2019 and the year ended December 31, 2020 is as follows (in thousands):

	For the period February 14, 2019 (inception) through December 31, 2019	Year ended December 31, 2020
Expected tax benefit at statutory rate	$(837)	$(3,778)
State income tax, net of federal benefit	(24)	-
Permanent and other	4	39
Stock based compensation	-	53
Convertible promissory note financing	186	350
Series A convertible preferred stock financing	-	(408)
Change in valuation allowance	671	3,744

Provision (benefit) for income taxes	$-	$-

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2019 and 2020 are as follows (in thousands):

	As of December 31,
	2019	2020
Deferred tax assets:
Net operating loss carryforwards	$635	$4,110
Operating lease liabilities	614	444
Other, net	95	360

Total deferred tax assets	1,344	4,914
Valuation allowance	(671)	(4,415)

Deferred tax assets, net of valuation allowance	$673	$499

Deferred tax liabilities:
Fixed assets	(60)	(99)
Operating lease assets	(613)	(400)

Total deferred tax liabilities	$(673)	$(499)

Net deferred tax assets (liabilities)	$-	$-

The Company has established a valuation allowance against its net deferred tax assets due to the uncertainty surrounding the realization of such assets. The Company periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that deferred assets are realizable, the valuation allowance will be reduced. The change in the valuation allowance for the year ended December 31, 2020 was an increase of $3.7 million. The Company does not believe it is more likely than not that certain deferred tax assets will be realized primarily due to the generation of pre-tax book losses, no ability to carryback losses, the lack of feasible tax-planning strategies, the limited existing taxable temporary differences, and the subjective nature of forecasting future taxable income into the future.

As of December 31, 2019 and 2020, the Company has federal net operating loss carryforwards of approximately $3.0 million and $19.6 million, respectively, and state net operating loss carryforwards of $2.6 million, and $2.6 million, respectively. As a result of the Tax Cuts and Jobs Act of 2017, for U.S. income tax purposes, net operating losses generated prior to 2019 can be carried forward for up to 20 years, while net operating losses generated after December 31, 2017 can be carried forward indefinitely, but are limited to 80% utilization against future taxable income each year.

Pursuant to the Internal Revenue Code (IRC) Sections 382 and 383, annual use of the Company’s NOL and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed an ownership change analysis pursuant to IRS Section 382. If ownership changes have occurred or occurs in the future, the amount of remaining tax attribute carryforwards available to offset taxable income and income tax expense in future years may be restricted or eliminated. If eliminated, the related asset would be removed from deferred tax assets with a corresponding reduction in the valuation allowance.

The Company has not yet conducted a study to document whether its research activities may qualify for the research and development tax credit. Such a study may result in the creation of a research and development credit carryforward; however, until a study is completed, no amount is being presented as a deferred tax asset or as an uncertain tax position. Any research and development credit carryforward identified and claimed if and when such study is complete would be offset by an adjustment to the valuation allowance. Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgement based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination by tax authorities.

The following table summarizes the changes to the Company’s gross unrecognized tax benefits for the period February 14, 2019 (inception) through December 31, 2019 and the year ended December 31, 2020, respectively (in thousands):

	For the period February 14, 2019 (inception) through December 31, 2019	For the year ended December 31, 2020
Unrecognized Tax Benefits – Beginning	$-	$228
Gross increases – tax positions in current period	228	-

Unrecognized Tax Benefits – Ending	$228	$228

Due to the existence of the valuation allowance, future recognition of previously unrecognized tax benefits will not impact the Company’s effective tax rate. The Company is subject to taxation in the U.S., California, and Texas. All of the Company’s tax years from inception are subject to examination by federal and state tax authorities. The Company’s practice is to recognize interest and penalties related to income tax matters in income tax expense.

The Company had no accrued interest or penalties related to income tax matters in the Company’s balance sheets as of December 31, 2019 and 2020 and has not recognized interest or penalties in the Company’s statements of operations and comprehensive income for the period February 14, 2019 (inception) through December 31, 2019 and the year ended December 31, 2020. Further, the Company is not currently under examination by any federal, state or local tax authority.

10. Related Party Transactions

GC LabCell and Green Cross Holding Corporation (“GCHC”), subsidiaries of Green Cross Corp (“GC Corp”), are stockholders of the Company and are represented on the Company’s board of directors. In March 2019 and February 2020, the Company issued Convertible Promissory Notes to GC LabCell and GCHC in the amounts of $3.2 million and $4.8 million, respectively. Upon the closing of the Series A Preferred Stock in June 2020, the Convertible Promissory Notes converted into Series A convertible preferred stock (See Note 7).

In July 2019, the Company entered into a service agreement with GCAM, Inc. (“GCAM”), a subsidiary of GC Corp, where GCAM provided accounting, human resource, and administrative services to the Company. The service agreement was terminated in August 2020. For the period ended February 14, 2019 (inception) through December 31, 2019, and for the year ended December 31, 2020, the Company incurred $28,934 and $19,515, respectively, in general and administrative expense in connection with the agreement. As of December 31, 2019 and 2020, the Company had $4,034 and $0, respectively, of accounts payable and accrued expenses in connection with the agreement.

In September 2020, the Company entered into a trademark assignment agreement with GCH, where the rights, title, and interest in the ‘ARTIVA’ trademark was transferred from GCH to Artiva for the cost of the legal fees incurred. For the year ended December 31, 2019 and 2020, the Company incurred $0 and $14,540, in general and administrative expense respectively, in connection with the agreement.

In September 2019 and October 2020, the Company entered into an option and license agreement (“License Agreement”) with GC LabCell (See Note 6). In August 2020, the Company entered into a Research and Service Agreement with GC LabCell in which GC LabCell is to provide mutually agreed research services in support of the research and development of one or more of the Selected Products that it has licensed from GC LabCell under the License Agreement. For the period ended February 14, 2019 (inception) through December 31, 2019, and for the year ended December 31, 2020, the Company incurred $0 million and $3.2 million, respectively, in research and development expense in connection with the agreement. For the period ended February 14, 2019 (inception) through December 31, 2019, and for the year ended December 31, 2020, the Company incurred $0 and $0.1 million, respectively, in general and administrative expense in connection with the agreement. As of December 31, 2019 and 2020, the Company had $0 and $1.7 million, respectively, of accounts payable and accrued expenses in connection with the GC LabCell license and service agreements.

GCC is a subsidiary of GCHC. In March 2020, the Company entered into a Manufacturing Services Agreement, where GCC is to perform manufacturing services with respect to any biological or chemical product manufactured or to be manufactured for use in Phase I or Phase II clinical trials. The

Company amended the Manufacturing Services Agreement in June 2020 to include Artiva’s right to terminate the agreement at will. For the year ended December 31, 2020, the Company incurred $2.9 million in research and development expense in connection with the agreement. As of December 31, 2020, the Company had $1.1 million of accounts payable and accrued expenses in connection with the Manufacturing Services Agreement.

11. Commitments and Contingencies

Operating Leases

The Company leases certain office space in San Diego, California under a non-cancelable operating lease, with a term through December 2025. The lease commenced on December 23, 2019 and has a six-year initial term. The lease also provides for rent abatements and scheduled increases in base rent. In connection with the lease, the Company made a one-time cash security deposit in the amount of $0.4 million, of which $0.2 million is refundable in October 2021 and is included in other short-term assets and $0.2 million is refundable at the end of the lease term and is included long-term assets in the Company’s balance sheet. The lease includes a renewal option, which includes an option to renew for five additional years. The exercise of lease renewal options is at Company’s sole discretion and it is not currently anticipated that the Company will exercise the option and, as such, is not reflected as part of the right-of-use (ROU) asset and associated lease liabilities. The Company’s lease payments are fixed, and lease expense for these leases is recognized on a straight-line basis over the lease term. Operating lease ROU assets and lease liabilities are recorded based on the present value of the future minimum lease payments over the lease term at commencement date. As the Company’s leases do not provide an implicit rate, an incremental borrowing rate based on the information available at effective date of the lease was used in determining the present value of future payments. The weighted-average discount rate used was 7.5%. Rent expense was $15,473 and $0.5 million from the period February 14, 2019 (inception) to December 31, 2019, and for the year ended December 31, 2020.

The following table summarizes supplemental balance sheet information related to leases as of December 31, 2019 and December 31, 2020 (in thousands):

	As of December 31,
	2019	2020
Assets:
Operating lease right-of-use assets	2,216	1,908

Total right-of-use assets	$2,216	$1,908

Liabilities:
Operating lease liabilities, current	208	458
Operating lease liabilities, non-current	1,968	1,658

Total operating lease liabilities	$2,176	$2,116

As of December 31, 2020, the future minimum annual obligations under the office lease in excess of one year are as follows (in thousands):

Operating Lease Payments
Year Ending December 31,
2021	$473
2022	490
2023	507
2024	525
Thereafter	529

Total minimum lease payments	2,524

Less: amount representing interest	(408)
Present value of operating lease liabilities	2,116
Less: operating lease liabilities, current	(458)

Operating lease liabilities	$1,658

Weighted-average remaining lease term (in years)	5.0
Weighted-average incremental borrowing rate	7.5%

12. Subsequent Events

For the purposes of the financial statements as of December 31, 2020 and the year then ended, the Company has evaluated the subsequent events through March 1, 2021, the date the audited annual financial statements were issued.

Series A Convertible Preferred Stock

In January 2021, the Company completed its second closing of its Series A convertible preferred stock financing issuing 7,000,000 shares at a price of $5.00 per share resulting in gross proceeds of approximately $35.0 million.

Merck Exclusive License and Collaboration

In January 2021, the Company entered into the Exclusive License and Research Collaboration Agreement (the “Collaboration Agreement”) with Merck Sharp & Dohme Corp. (“Merck”) to collaborate in research programs to develop CAR-NK Cells for target programs. Merck has agreed to pay the Company for licenses to certain intellectual property and to develop and commercialize the Licensed Products. Pursuant to the Collaboration Agreement, Merck agreed to pay the Company $30.0 million upfront for two target programs. The Company is also eligible to receive additional payments for achieving certain development, regulatory approval and sales milestones as well as royalties on net sales. During the royalty term for each collaboration product, the Company will be eligible to receive tiered high single-digit to low teen royalties on net sales. The royalties are subject to reductions under certain scenarios. In addition, during the term of the Agreement, Merck agreed to reimburse the Company for research and development services, including reimbursement for external research costs and manufacture and supply of clinical material for Phase 1 clinical trials, as these services are provided. The Company granted to Merck several exclusive and non-exclusive worldwide licenses and agreed to transfer certain of its material and intellectual property to Merck. Merck granted a non-exclusive worldwide license to the Company.

Concurrent with entering into the Collaboration Agreement with Merck, the Company also entered into a Partnered Program License Agreement with GC LabCell to obtain exclusive, worldwide rights to

GC LabCell’s CAR-NK technology with respect to the licensed products and to engage GC LabCell to perform services in support of the research programs. The Company has agreed to reimburse GC LabCell for research and development services as these services are provided. The Company is required to pay GC LabCell 100% of regulatory milestones, sales milestones and royalty payments received by Merck relating to products in Asia, Australia and New Zealand and 50% of upfront payments, license fees, regulatory milestones, sales milestones and royalty payments received by Merck relating to products in all other territories.

Series B Convertible Preferred Stock

In February 2021, the Company completed a Series B convertible preferred stock financing issuing 10,909,091 shares at a price of $11.00 per share resulting in gross proceeds of $120.0 million.

13. Events (Unaudited) Subsequent to the Date of Report of the Independent Registered Public Accounting Firm

AB-202 Selected Product License Agreement

In March 2021, the Company entered into a license agreement with GC LabCell for its AB-202 product candidate (“the AB-202 Agreement”). Under the AB-202 Agreement, the Company paid to GC LabCell a one-time, upfront payment of $2.5 million and is obligated to pay tiered royalties in the mid to high single-digit percentage range on annual net sales of any licensed AB-202 products. The Company is also obligated to make milestone payments to GC LabCell of (i) up to $29 million upon the first achievement of certain development milestones, and (ii) up to $55 million upon the first achievement of certain sales milestones. The Company has not recognized any net sales royalties or milestones under this agreement to-date.

Artiva Biotherapeutics, Inc.

Balance Sheets

(in thousands, except share and par value data)

	December 31, 2020	September 30, 2021
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$25,442	$169,188
Accounts receivable	-	614
Prepaid expenses and other current assets	666	1,661

Total current assets	26,108	171,463
Restricted cash	-	245
Property and equipment, net	486	2,190
Operating lease right-of-use assets	1,908	1,668
Deferred offering costs	590	2,526
Other long-term assets	142	145

Total assets	$29,234	$178,237

Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable (including related party amounts of $1,945 and $277, respectively)	$2,151	$1,766
Accrued expenses (including related party amounts of $900 and $4,366, respectively)	3,155	7,575
Current portion of lease liabilities	458	430
Deferred revenue, current portion	-	5,843

Total current liabilities	5,764	15,614
Preferred stock purchase right liability	5,177	-
Lease liabilities, less current portion	1,658	1,398
Deferred revenue, net of current portion	-	23,859
Other non-current liabilities	131	158

Total liabilities	12,730	41,029
Commitments and contingencies (Note 10)
Series A convertible preferred stock, $0.0001 par value; 16,110,463 shares authorized at December 31, 2020 and September 30, 2021; 9,110,463 and 16,110,463 shares issued and outstanding at December 31, 2020 and September 30, 2021, respectively; $45,552 and $80,552 aggregate liquidation preference at December 31, 2020 and September 30, 2021, respectively	38,071	96,767
Series B convertible preferred stock, $0.0001 par value; 0 and 10,909,091 shares authorized at December 31, 2020 and September 30, 2021, respectively; 0 and 10,909,091 shares issued and outstanding at December 31, 2020 and September 30, 2021, respectively; $0 and $120,000 aggregate liquidation preference at December 31, 2020 and September 30, 2021, respectively	-	119,646
Stockholders’ deficit:
Common stock, $0.0001 par value; 22,000,000 and 38,198,588 shares authorized at December 31, 2020 and September 30, 2021, respectively; 3,183,832 and 3,306,748 shares issued as of December 31, 2020 and September 30, 2021, respectively; 2,863,832 and 3,047,675 shares outstanding as of December 31, 2020 and September 30, 2021, respectively	-	-
Additional paid-in capital	411	3,206
Accumulated deficit	(21,978)	(82,411)

Total stockholders’ deficit	(21,567)	(79,205)

Total liabilities, convertible preferred stock and stockholders’ deficit	$29,234	$178,237

See accompanying notes to unaudited financial statements

Artiva Biotherapeutics, Inc.

Statements of Operations and Comprehensive Loss

(unaudited)

(in thousands, except per share data)

	Nine Months Ended September 30,
	2020	2021
Collaboration revenues	$-	$580
Operating expenses:
Research and development (includes related party amounts of $3,661 and $24,715, respectively)	9,474	33,916
General and administrative (includes related party amounts of $22 and $0, respectively)	2,730	8,544

Total operating expenses	12,204	42,460

Loss from operations	(12,204)	(41,880)
Other expense (income):
Interest expense	199	-
Interest income	(2)	-
Change in fair value of convertible promissory notes	1,466	-
Change in fair value of preferred stock purchase right liability	(1,807)	18,553

Total other expense (income)	(144)	18,553

Net loss and comprehensive loss	$(12,060)	$(60,433)

Net loss per share, basic and diluted	$(4.39)	$(20.44)

Weighted-average common shares outstanding, basic and diluted	2,748,948	2,956,225

See accompanying notes to unaudited financial statements

Artiva Biotherapeutics, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(unaudited)

(in thousands, except share amounts)

							Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2019	-	$-	-	$-	2,720,000	$-	$27	$(3,987)	$(3,960)
Exercise of stock options	-	-	-	-	33,333	-	39	-	39
Vesting of shares of common stock subject to repurchase, including early exercise	-	-	-	-	62,500	-	-	-	-
Issuance of Series A convertible preferred stock, net of issuance costs	7,000,000	27,519	-	-	-	-	-	-	-
Conversion of convertible promissory notes to Series A convertible preferred stock	2,110,463	10,552	-	-	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	-	-	169	-	169
Net loss	-	-	-	-	-	-	-	(12,060)	(12,060)

Balance at September 30, 2020	9,110,463	$38,071	-	$-	2,815,833	$-	$235	$(16,047)	$(15,812)

							Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2020	9,110,463	$38,071	-	$-	2,863,832	$-	$411	$(21,978)	$(21,567)
Exercise of stock options	-	-	-	-	60,416	-	71	-	71
Vesting of shares of common stock subject to repurchase, including early exercise	-	-	-	-	123,427	-	72	-	72
Issuance of Series A convertible preferred stock and reclassification of Series A preferred stock purchase right liability, net of issuance costs	7,000,000	58,695	-	-	-	-	-	-	-
Issuance of Series B convertible preferred stock, net of issuance costs	-	-	10,909,091	119,646	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	-	-	2,652	-	2,652
Net loss	-	-	-	-	-	-	-	(60,433)	(60,433)

Balance at September 30, 2021	16,110,463	$96,767	10,909,091	$119,646	3,047,675	$-	$3,206	$(82,411)	$(79,205)

See accompanying notes to unaudited financial statements

Artiva Biotherapeutics, Inc.

Statements of Cash Flows

(unaudited)

(in thousands)

	Nine Months Ended September 30,
	2020	2021
	(unaudited)
Operating activities:
Net loss	$(12,060)	$(60,433)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	51	107
Non-cash interest expense	199	-
Stock-based compensation	169	2,652
Change in fair value of convertible promissory notes, related party	1,466	-
Change in fair value of preferred stock purchase right liability	(1,807)	18,553
Changes in operating assets and liabilities:
Accounts receivable	-	(614)
Prepaid expenses and other current assets	(452)	(998)
Accounts payable	296	(1,170)
Accrued expenses and other liabilities	2,163	3,849
Operating lease right-of-use asset and lease liabilities	176	(47)
Deferred revenue	-	29,702

Net cash used in operating activities	(9,799)	(8,399)
Investing activities:
Purchases of property and equipment	(43)	(605)

Net cash used in investing activities	(43)	(605)
Financing activities:
Proceeds from issuance of Series A convertible preferred stock, net of issuance costs	34,640	34,965
Proceeds from issuance of Series B convertible preferred stock, net of issuance costs	-	119,646
Proceeds from issuance of convertible promissory notes, related party	3,000	-
Proceeds from exercise of stock options, including early exercise	167	170
Cash paid in connection with deferred offering costs	(134)	(1,786)

Net cash provided by financing activities	37,673	152,995

Net increase in cash and cash equivalents	27,832	143,991
Cash and cash equivalents and restricted cash at beginning of period	1,872	25,442

Cash and cash equivalents and restricted cash at end of period	$29,704	$169,433

Reconciliation of cash, cash equivalents and restricted cash to the balance sheet
Cash and cash equivalents	$29,704	$169,188
Restricted cash	-	245

Total cash, cash equivalents and restricted cash	$29,704	$169,433

Supplemental disclosures of noncash activities
Property and equipment purchases in accounts payable and accrued liabilities	$8	$1,221

Deferred offering costs in accounts payable and accrued liabilities	$165	$281

Conversion of convertible promissory notes to convertible preferred stock	$10,552	$-

Conversion of preferred stock purchase right liability to convertible preferred stock	$-	$23,730

See accompanying notes to unaudited financial statements

Notes to Unaudited Financial Statements

1. Organization and Basis of Presentation

Organization

Artiva Biotherapeutics, Inc. (the Company) was incorporated in the state of Delaware on February 14, 2019. The Company is a biopharmaceutical company focused on developing off-the shelf, allogeneic, natural killer (NK) cell-based therapies that are safe and accessible to cancer patients.

The Company has devoted substantially all of its efforts to research and development and has not generated revenues from its principal operations.

Liquidity

The Company has devoted substantially all of its resources to organizing and staffing the Company, business planning, raising capital, collaborating with GC Cell Corporation (GC Cell), formerly known as GC Lab Cell Corporation, on research and development of its product candidates, scaling up product candidate manufacturing, establishing cold chain delivery logistics, and preparing for its ongoing and planned preclinical studies and clinical trials. The Company has a limited operating history, has never generated any revenue from the sale of products or royalties, and the sales and income potential of its business is unproven. The Company has incurred net losses and negative cash flows from operating activities since its inception and expects to continue to incur net losses into the foreseeable future as it continues the development of its clinical pipeline. From inception to September 30, 2021, the Company has funded its operations through the issuance of convertible promissory notes, convertible preferred stock financings and proceeds from its collaboration with Merck.

As the Company continues to pursue its business plan, it expects to finance its operations through a combination of public or private equity or debt financings or other capital sources, which may include strategic collaborations and other strategic arrangements with third parties. However, there can be no assurance that any additional financing or strategic transactions will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, it may need to delay, reduce or eliminate its product development or future commercialization efforts, which could have a material adverse effect on the Company’s business, results of operations or financial condition. The accompanying unaudited financial statements do not include any adjustments that might be necessary if it were unable to continue as a going concern.

In January 2021, the Company received $35.0 million in net proceeds from the sale of the second tranche of Series A convertible preferred stock. Additionally, in February 2021, the Company received gross proceeds of $30.0 million in connection with the Exclusive License and Research Collaboration Agreement (the Merck Collaboration Agreement) with Merck Sharp & Dohme Corp. (Merck), as described in Note 6, and net proceeds of $119.7 million in connection with the sale of Series B convertible preferred stock. As a result of these financing activities, management believes the Company has sufficient capital to execute its strategic plan and fund operations through at least the next twelve months from the date these unaudited financial statements were available to be issued.

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) promulgated by the Financial Accounting Standards Board (FASB).

2. Summary of Significant Accounting Policies

Refer to the Company’s audited financial statements as of December 31, 2019 and 2020, and for the period February 14, 2019 (inception) to December 31, 2019 and the year ended December 31, 2020, for a full description of the Company’s significant accounting policies. Changes to the Company’s significant accounting policies are described below.

Use of Estimates

The preparation of unaudited financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited financial statements and the reported amounts of expenses during the reporting period. Accounting estimates and management judgments reflected in the unaudited financial statements include: normal recurring accruals, including the accrual of research and development expenses; fair value of convertible promissory notes, common stock, convertible preferred stock and stock-based compensation. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may materially differ from these estimates and assumptions.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of September 30, 2021, the statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the nine months ended September 30, 2020 and 2021, and the related note disclosures are unaudited. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2021, and its results of operations and cash flows for the nine months ended September 30, 2020 and 2021, in accordance with U.S. GAAP.

Restricted Cash

Restricted cash is comprised of cash that is restricted as to withdrawal or use under the terms of certain contractual agreements. Restricted cash as of December 31, 2020 and September 30, 2021, was $0 and $0.2 million, respectively; and consisted of collateral for letters of credit related to the Company’s lease agreements and was considered non-current assets on the accompanying balance sheets (See Note 10).

Revenue under Collaboration Agreements

The Company recognizes revenue in a manner that depicts the transfer of control of a product or a service to a customer and reflects the amount of the consideration the Company is entitled to receive in exchange for such product or service. In doing so, the Company follows a five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) the customer obtains control of the product or service. The Company considers the terms of a contract and all relevant facts and circumstances when applying the revenue recognition standard. The Company applies the revenue recognition standard, including the use of any practical expedients, consistently to contracts with similar characteristics and in similar circumstances.

A customer is a party that has entered into a contract with the Company, where the purpose of the contract is to obtain a product or a service that is an output of the Company’s ordinary activities in exchange for consideration. To be considered a contract, (i) the contract must be approved (in writing, orally, or in accordance with other customary business practices), (ii) each party’s rights regarding the product or the service to be transferred can be identified, (iii) the payment terms for the product or the service to be transferred can be identified, (iv) the contract must have commercial substance (that is, the risk, timing or amount of future cash flows is expected to change as a result of the contract), and (v) it is probable that the Company will collect substantially all of the consideration to which it is entitled to receive in exchange for the transfer of the product or the service.

A performance obligation is defined as a promise to transfer a product or a service to a customer. The Company identifies each promise to transfer a product or a service (or a bundle of products or services, or a series of products and services that are substantially the same and have the same pattern of transfer) that is distinct. A product or a service is distinct if both (i) the customer can benefit from the product or the service either on its own or together with other resources that are readily available to the customer and (ii) the Company’s promise to transfer the product or the service to the customer is separately identifiable from other promises in the contract. Each distinct promise to transfer a product or a service is a unit of accounting for revenue recognition. If a promise to transfer a product or a service is not separately identifiable from other promises in the contract, such promises should be combined into a single performance obligation.

The transaction price is the amount of consideration the Company is entitled to receive in exchange for the transfer of control of a product or a service to a customer. To determine the transaction price, the Company considers the existence of any significant financing component, the effects of any variable elements, noncash considerations and consideration payable to the customer. If a significant financing component exists, the transaction price is adjusted for the time value of money. If an element of variability exists, the Company must estimate the consideration it expects to receive and uses that amount as the basis for recognizing revenue as the product or the service is transferred to the customer. There are two methods for determining the amount of variable consideration: (i) the expected value method, which is the sum of probability-weighted amounts in a range of possible consideration amounts, and (ii) the mostly likely amount method, which identifies the single most likely amount in a range of possible consideration amounts. The amount of variable consideration is included in the transaction price to the extent it is probable that a significant reversal of revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

If a contract has multiple performance obligations, the Company allocates the transaction price to each distinct performance obligation in an amount that reflects the consideration the Company is entitled to receive in exchange for satisfying each distinct performance obligation. For each distinct performance obligation, revenue is recognized when (or as) the Company transfers control of the product or the service applicable to such performance obligation.

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has been incurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount the Company accrues the minimum amount in the range. The Company has not recorded any such liabilities as of December 31, 2020 and September 30, 2021.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common stock outstanding for the period. Diluted net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock and common stock equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive. The Company’s potentially dilutive securities include convertible preferred stock, as well as outstanding stock options and restricted stock units under the Company’s equity incentive plan and have been excluded from the computation of diluted net loss per share as they would be anti-dilutive to the net loss per share. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.

The following table sets forth the computation of the basic and diluted net loss per share (in thousands, except share and per share amounts).

	Nine Months Ended September 30,
	2020	2021
Numerator:
Net loss	$(12,060)	$(60,433)

Denominator:
Weighted average common shares outstanding	2,772,178	3,103,188
Less: weighted average unvested founder shares of common stock	(23,230)	(93,315)
Less: weighted average unvested common stock issued upon early exercise of common stock options	-	(53,648)

Weighted average shares used to compute net loss per common share, basic and diluted	2,748,948	2,956,225

Net loss per share, basic and diluted	$(4.39)	$(20.44)

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per share because their inclusion would be anti-dilutive.

	Nine Months Ended September 30,
	2020	2021
Convertible preferred stock	9,110,463	27,019,554
Unvested common stock upon early exercise of stock options	1,343,667	5,280,830
Unvested restricted common stock subject to repurchase	217,500	125,000
Unvested restricted stock units	-	89,773

Total	10,671,630	32,515,157

Recently Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes—Simplifying the Accounting for Income Taxes (ASU 2019-12). Among other items, the amendments in ASU 2019-12 simplify the accounting treatment of tax law changes and year-to-date losses in interim periods. An entity generally recognizes the effects of a change in tax law in the period of enactment; however, there is an exception for tax laws with delayed effective dates. Under current guidance, an entity may not adjust its annual effective tax rate for a tax law change until the period in which the law is effective. This exception was removed under ASU 2019-12, thereby providing that all effects of a tax law change are recognized in the period of enactment, including adjustment of the estimated annual effective tax rate. Regarding year-to-date losses in interim periods, an entity is required to estimate its annual effective tax rate for the full fiscal year at the end of each interim period and use that rate to calculate its income taxes on a year-to-date basis. However, current guidance provides an exception that when a loss in an interim period exceeds the anticipated loss for the year, the income tax benefit is limited to the amount that would be recognized if the year-to-date loss were the anticipated loss for the full year. ASU 2019-12 removes this exception and provides that, in this situation, an entity would compute its income tax benefit at each interim period based on its estimated annual effective tax rate. ASU 2019-12 became effective for the Company as of January 1, 2021. There was no material impact to the Company’s financial statements and related disclosures upon adoption of ASU 2019-12.

3. Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, prepaid and other current assets, accounts payable, and accrued liabilities, approximate fair value due to their short maturities. No transfers between levels have occurred during the periods presented.

Financial liabilities that are measured at fair value on a recurring basis include the preferred stock purchase right liability and convertible promissory notes.

Liabilities measured at fair value on a recurring basis are as follows (in thousands):

Fair Value Measurements Using
	Total	Quoted Prices in		Significant
		Active Markets	Significant Other	Unobservable
		for Identical	Observable	Inputs
		Assets (Level 1)	Inputs (Level 2)	(Level 3)
As of December 31, 2020:
Preferred stock purchase right liability	$5,177	$-	$-	$5,177

The estimated fair value of the preferred stock purchase right liability was determined using a valuation model that considered the probability of occurrence of the Series A Milestone Closing (See Note 8), an assumed discount rate, the estimated time period the preferred stock right would be outstanding, consideration received for the Series A convertible preferred stock, the number of shares to be issued to satisfy the preferred stock purchase right and at what price, and any changes in the fair value of the underlying Series A convertible preferred stock. The assumptions used to determine fair value of the preferred stock purchase right as of December 2020 included a risk-free rate of 0.33%, volatility of 83.0% and an estimated time period the preferred stock purchase right would be outstanding of 0.50 years.

In January 2021, the Company completed its second closing of its Series A convertible preferred stock financing issuing 7,000,000 shares at a price of $5.00 per share resulting in gross proceeds of approximately $35.0 million. Accordingly, the fair value of the preferred stock purchase right liability was reclassified into convertible preferred stock.

The Company adjusts the carrying value of its convertible promissory notes and preferred stock purchase right to their estimated fair value at each reporting date, with any related increases or decreases in the fair value recorded as change in fair value of convertible promissory notes and change in fair value of preferred stock right liability, respectively, in the statements of operations and comprehensive loss.

The following table provides a reconciliation of all liabilities measured at fair value using Level 3 significant unobservable inputs (in thousands):

	Convertible Promissory Notes	Preferred Stock Purchase Right Liability
Balance at December 31, 2019	$5,644	$-
Issuance of convertible promissory notes and preferred stock purchase right liability	3,000	7,120
Change in fair value of convertible promissory notes and preferred stock purchase right liability	1,466	(1,807)
Reclassification of convertible promissory notes to Series A convertible preferred stock	(10,110)	-

Balance at September 30, 2020	$-	$5,313

Balance at December 31, 2020	$-	$5,177
Change in fair value of preferred stock purchase right liability	-	18,553
Reclassification of preferred stock purchase right liability to Series A convertible preferred stock	-	(23,730)

Balance at September 30, 2021	$-	$-

The Company issued convertible promissory notes to related parties from March 2019 to February 2020. The Company has elected the fair value option for each of its convertible promissory note issuances. The fair value of the related party notes was estimated using a scenario-based analysis that estimated the fair value of the convertible promissory notes based on the probability-weighted present value of expected future investment returns, considering possible outcomes available to the noteholders, including conversions in subsequent equity financings, change of control transactions, settlement and dissolution.

The convertible promissory notes, including accrued interest, converted into 2,110,463 shares of Series A preferred stock in June 2020.

4. Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of December 31, 2020	As of September 30, 2021
Furniture and fixtures	$431	$444
Computers and software	96	182
Lab equipment	-	1,712
Leasehold improvements	43	43

	570	2,381
Less accumulated depreciation	(84)	(191)

Total property and equipment, net	$486	$2,190

The Company recognized approximately $0.1 million in depreciation expense for the nine months ended September 30, 2020 and 2021, respectively.

5. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	As of December 31,	As of September 30,
	2020	2021
Accrued research and development expenses	$1,263	$4,795
Accrued payroll and other employee benefits	1,521	1,695
Other accrued expenses	371	1,085

Total accrued expenses	$3,155	$7,575

6. Collaboration, Option, and License Agreements

The Company has entered into several agreements with GC Cell and related entities concerning its NK cell therapy platform and manufacturing of its core products, as described below.

Option and License Agreement with GC Cell

In September 2019, the Company entered into an option and license agreement with GC Cell, as amended in June 2020 (the Core Agreement). Under the Core Agreement, GC Cell granted the Company an exclusive, royalty-bearing license, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC Cell relating to non-genetically modified and genetically modified NK cells, and culturing, engineering, manufacturing thereof, to research, develop, manufacture, and commercialize NK cell pharmaceutical products in the Artiva Territory, which is anywhere in the world except for Asia, Australia, and New Zealand. GC Cell retained rights under the license to allow it and its affiliates to perform obligations under the Core Agreement and other agreements between the Company and them.

Under the Core Agreement, GC Cell agreed to conduct a discovery, research, preclinical development, and manufacturing program under a plan approved by a Joint Steering Committee (the JSC), to generate and identify product candidates for nomination as option candidates. GC Cell will bear all costs for its work under the R&D Plan, except that the Company will bear all costs for completing IND-enabling activities performed by GC Cell on behalf of the Company, other than certain efficacy studies.

For each product candidate determined by the JSC to be an option candidate, the Company has an exclusive option under the Core Agreement to obtain an exclusive, sublicensable license to research, develop, manufacture and commercialize such candidate in the Artiva Territory for any therapeutic, prophylactic or diagnostic uses in humans, on economic terms to be determined in good faith by the parties. GC Cell retains exclusive rights to the licensed technology in Asia, Australia, and New Zealand, though we have the right to request, and GC Cell has agreed to consider in good faith, inclusion of Australia, New Zealand, and/or specific countries in Asia in the Artiva Territory on a product-by-product basis. If the Company elects not to exercise the option with respect to a particular option candidate, GC Cell retains the right to continue development of such candidate. As of September 30, 2021, the Company has exercised its rights to license three option candidates, AB-101, AB-201, and AB-202, as described below.

The Company has control over and will bear the costs of the development, regulatory, manufacturing, and commercialization activities relating to the option candidates for which it has exercised its option, each a licensed product. Accordingly, the Company has certain diligence obligations and must use commercially reasonable efforts to develop and seek regulatory approval for each licensed product in at least one indication in the United States and the EU, and following regulatory approval in a country, to commercialize such licensed product in at least one indication in such country. The Core Agreement provides that the Company has the right to engage GC Cell or its appropriate affiliate to provide research and manufacturing services for the licensed products being developed by the Company in the Artiva Territory under separately executed service agreements.

Under the Core Agreement, the Company is obligated to pay a low single-digit percentage royalty on net sales of any licensed products, the manufacture, use or sale of which is claimed by or uses any Core IP. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country. The Company has not recognized any net sales royalties under this agreement to-date.

AB-101 Selected Product License Agreement

In November 2019, the Company entered into a license agreement with GC Cell for its AB-101 product candidate (the AB-101 Agreement). AB-101 is the first product for which the Company exercised its option under the Core Agreement. Under the AB-101 Agreement, GC Cell granted the Company an exclusive, royalty-bearing license in the Artiva Territory, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC Cell, to research, develop, manufacture, and commercialize AB-101.

Under the AB-101 Agreement, the Company is obligated to pay tiered royalties in the low-mid to high single-digit percentage range on annual net sales of any licensed AB-101 products. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed AB-101 product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country. The Company is also obligated to make milestone payments to GC Cell of (i) up to $22 million upon the first achievement of certain development milestones, and (ii) up to $55 million upon the first achievement of certain sales milestones. The Company has not recognized any net sales royalties or milestones under this agreement to-date.

AB-201 Selected Product License Agreement

In October 2020, the Company entered into a license agreement with GC Cell for its AB-201 product candidate (the AB-201 Agreement). AB-201 is the second product for which the Company exercised its option under the Core Agreement. Under the AB-201 Agreement, GC Cell granted the Company an exclusive, royalty-bearing license in the Artiva Territory, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC Cell, to research, develop, manufacture, and commercialize AB-201.

Under the AB-201 Agreement, the Company paid a one-time, upfront fee of $0.3 million, of which $0.2 million was research and development expense and $0.1 million was general and administrative expense, as reimbursement of certain costs previously incurred by GC Cell relating to AB-201. The Company is obligated to pay tiered royalties in the mid to high single-digit percentage range on annual net sales of any licensed AB-201 products. The royalty rate is subject to reduction under certain scenarios, and royalties are payable on a product-by-product and country-by-country basis, beginning with the first commercial sale of a licensed AB-201 product and continuing until the later of (i) expiration of the last-to-expire claim of the licensed patents in the country of sale; (ii) expiration of any regulatory exclusivity for a licensed product in that country; and (iii) the tenth anniversary of the first commercial sale of a licensed product in that country. The Company is also obligated to make milestone payments to GC Cell of (i) up to $25 million upon the first achievement of certain development milestones, and (ii) up to $55 million upon the first achievement of certain sales milestones. The Company has not recognized any net sales royalties or milestones under this agreement to-date.

AB-202 Selected Product License Agreement

In March 2021, the Company entered into a license agreement with GC Cell for its AB-202 product candidate (the AB-202 Agreement). AB-202 is the third product for which the Company exercised its option under the Core Agreement. Under the AB-202 Agreement, GC Cell granted the Company an exclusive, royalty-bearing license in the Artiva Territory, with the right to sublicense through multiple tiers, under certain intellectual property and technology owned or controlled by GC Cell, to research, develop, manufacture, and commercialize AB-202.

Under the AB-202 Agreement, the Company paid to GC Cell a one-time, upfront payment of $2.5 million, recognized as research and development expense on the statements of operations and comprehensive loss, and is obligated to pay tiered royalties in the mid to high single-digit percentage range on annual net sales of any licensed AB-202 products. The Company is also obligated to make milestone payments to GC Cell of (i) up to $29 million upon the first achievement of certain development milestones, and (ii) up to $55 million upon the first achievement of certain sales milestones. The Company has not recognized any net sales royalties or milestones under this agreement to-date.

Research Services Agreement with GC Cell

As contemplated by the Core Agreement, in August 2020 the Company entered into a Master Research Services Agreement with GC Cell, (the GC Cell Research Services Agreement), under which GC Cell agreed to provide research services in support of the research and development of one or more of the products the Company has licensed from GC Cell. The Agreement provides that the parties will agree to specific projects as work orders under the GC Cell Research Services Agreement. Each work order shall set forth, upon terms mutually agreeable to GC Cell and the Company, the specific services to be performed by GC Cell, the timeline and schedule for the performance of the services, and the compensation to be paid by the Company to GC Cell for the provision of such services, as well as any other relevant terms and conditions. (See Note 9).

Master Manufacturing Agreement with GC Cell

In March 2020, the Company entered into a Master Agreement for Manufacturing Services (the Manufacturing Agreement) with GC Cell, under which GC Cell agreed to manufacture specified products under individual work orders for use in the Company’s Phase 1 and Phase 2 clinical trials. Each work order will contain an estimated budget of service fees and out-of-pocket costs to be incurred in the performance of services under the agreement and the work order, as well as additional terms and conditions relating to the estimated budget. The Company will own all results and data generated by GC Cell under the Manufacturing Agreement. (See Note 9).

Affimed Collaboration Agreement

In November 2020, the Company entered into a strategic collaboration agreement (the Affimed Collaboration Agreement) with Affimed GmbH (Affimed). The collaboration is focused on the preclinical assessment of potential combination product candidates that combine Affimed’s proprietary innate cell engager molecules targeting EGFR and other targets of interest with the Company’s allogeneic NK cell products. The parties have agreed to share the costs incurred by the parties in the performance of the preclinical assessment. Upon completion of the agreed preclinical assessment activities, the parties have the option to pursue further development of such combination product candidates under a separate agreement to be negotiated. The preclinical assessment will be conducted with respect to at least two combination product candidates, each with a different Affimed proprietary innate cell engager molecule, and the parties may agree to develop a third combination product candidate.

As long as a candidate continues to be subject to preclinical assessment, neither party can develop or commercialize any combination product with such candidate, except as set forth in the Affimed Collaboration Agreement. The parties granted mutual non-exclusive licenses to the relevant intellectual property, and such licenses terminate on expiration or termination of the Affimed Collaboration Agreement.

For the nine months ended September 30, 2021, the Company incurred $0.2 million in research and development expense in connection with the Affimed Collaboration Agreement.

Merck Exclusive License and Collaboration

In January 2021, the Company entered into the Merck Collaboration Agreement to collaborate in research programs to develop CAR-NK Cells for target programs. Merck has agreed to pay the Company for licenses to certain intellectual property and to develop and commercialize the Licensed Products. Pursuant to the Merck Collaboration Agreement, Merck agreed to pay the Company $30.0 million upfront for two target programs, with an additional $15.0 million payable by Merck if the Company and Merck agree upon a third collaboration target. The Company is also eligible to receive additional payments for achieving certain development, regulatory approval and sales milestones as well as royalties on net sales, totaling up to $265.0 million per collaboration target in development and regulatory approval milestones and up to $350.0 million in sales milestones per collaboration target. During the royalty term for each collaboration product, the Company will be eligible to receive tiered high single-digit to low teen royalties on net sales. The royalties are subject to reductions under certain scenarios. In addition, during the term of the Agreement, Merck agreed to reimburse the Company on a quarterly basis for research and development services, up to $14.0 million per program, including reimbursement for external research costs and manufacture and supply of clinical material for Phase 1 clinical trials, as these services are provided. The Company granted to Merck several exclusive and non-exclusive worldwide licenses and agreed to transfer certain of its material and intellectual property to Merck. Merck granted a non-exclusive worldwide license to the Company.

Concurrent with entering into the Merck Collaboration Agreement, the Company also entered into an agreement with GC Cell to obtain exclusive, worldwide rights to GC Cell’s CAR-NK technology with respect to the licensed products and to engage GC Cell to perform services in support of the research programs (the Partnered Program License Agreement). The Company has agreed to reimburse GC Cell for research and development services as these services are provided. The Company is required to pay GC Cell 100% of regulatory milestones, sales milestones and royalty payments received by Merck relating to products in Asia, Australia and New Zealand and 50% of upfront payments, license fees, regulatory milestones, sales milestones and royalty payments received by Merck relating to products in all other territories.

The Company applied ASC 808 to the Merck Collaboration Agreement and determined that the agreements are applicable to such guidance. The Company concluded that Merck represented a customer and applied relevant guidance from ASC 606 to account for the Merck Collaboration Agreement. In accordance with this guidance, the Company identified its performance obligations, including its grant of a license to Merck to certain of its intellectual property subject to certain conditions, transfer of technology, its conduct of research services, and its participation in a joint research committee. The Company determined that its grant of a license to Merck to certain of its intellectual property subject to certain conditions was not distinct from other performance obligations because such grant is dependent on the conduct and results of the research services. Additionally, the Company determined that its conduct of research services was not distinct from other performance obligations since the research and not be conducted without also delivering the rights to the license, developed intellectual property and technology transfer. Accordingly, the Company determined that all performance obligations should be accounted for as one combined performance obligation for each target program, and that the combined performance obligation is transferred over the expected term of the conduct of the research services, which is collectively estimated to be four years, which represents the combined terms for the research programs (the Expected Research Term).

The Company also assessed, in connection with the upfront, non-refundable and non-creditable payment of $30.0 million received in January 2021 and concluded that there was not a significant financing component to the Merck Collaboration Agreement.

The Company also assessed the effects of the variable consideration under the Merck Collaboration Agreement. Such assessment evaluated, among other things, the likelihood of receiving (i) various clinical, regulatory and commercial milestone payments, and (ii) royalties on net sales. Based on its assessment, the Company concluded that given the substantial uncertainty related to their achievement, such variable consideration was not included in the transaction price.

In accordance with ASC 606, the Company determined that the initial transaction price under the Merck Collaboration Agreement equals $58.0 million, consisting of the upfront, non-refundable and non-creditable payment of $30.0 million and the aggregate estimated research and development fees of $28.0 million. The initial transaction price was allocated evenly to each of the two product targets. The upfront payment of $30.0 million was recorded as deferred revenue, and is being recognized as revenue over the Expected Research Term as the research services are the primary component of the combined performance obligations. Revenue associated with the upfront payment will be recognized based on actual costs incurred as a percentage of the estimated total costs expected to be incurred over the Expected Research.

The Company assessed the payments made to GC Cell in connection with the Partnered Program License Agreement and concluded that all payments received from Merck and paid to GC Cell should be reflected within the Company’s financial statements on a gross basis. The Company will recognize payments from Merck as Collaboration Revenue as the performance obligation is satisfied over time, and payments made to GC Cell will be recognized as research and development expense, as incurred.

Total revenue recognized under the Merck Collaboration Agreement during the nine months ended September 30, 2021 was $0.6 million, which comprised $0.3 million associated with the upfront fee, and $0.3 million associated with reimbursable research services. As of September 30, 2021, aggregate deferred revenue related to the Merck Collaboration Agreement was $29.7 million, of which $5.8 million is classified as current. As of September 30, 2021, the Company received $30.1 million in payments from Merck, of which $30.0 million related to the upfront fee and $0.1 million related to reimbursable research services.

7. Convertible Promissory Notes Payable

In March 2019 and February 2020, the Company issued $5.0 million and $3.0 million, respectively, in convertible promissory notes to related parties (the Convertible Promissory Notes). The Convertible Promissory Notes accrued interest at a rate of 6% a year and matured two years from issuance.

The Convertible Promissory Notes could be converted as follows (i) automatically converted in a qualified financing transaction from which the Company would receive total gross proceeds of not less than $10.0 million at a conversion price equal to 80% of the per share price paid by investors for such securities or (ii) optionally converted upon a non-qualified equity financing with a conversion price of 80% of the price paid per share in such financing. On June 25, 2020, in connection with the closing of the Series A convertible preferred stock financing, the Convertible Promissory Notes converted into 2,110,463 shares of Series A convertible preferred stock.

Due to certain embedded features within the Convertible Promissory Notes, the Company elected to account for these notes and all their embedded features under the fair value option. For the nine months ended September 30, 2020, the Company recognized $1.5 million of other expense in the statements of operations and comprehensive loss related to increases in the fair value of the Convertible Promissory Notes. For the nine months ended September 30, 2020, the Company recognized $0.2 million of interest expense in connection with the Convertible Promissory Notes.

8. Convertible Preferred Stock and Stockholders’ Deficit

Stockholders’ Deficit

Under the Amended and Restated Certificate of Incorporation dated September 27, 2021, the Company had a total of 65,218,142 shares of capital stock authorized for issuance, consisting of 38,198,588 shares of common stock, par value of $0.0001 per share, and 27,019,554 shares of convertible preferred stock, par value of $0.0001 per share. The Amended and Restated Certificate of Incorporation included the authorization of 370,865 shares reserved under the terms specified as part of the Company’s Pledge 1% commitment, in support of its corporate social responsibility and philanthropic pursuits.

Convertible Preferred Stock

In June 2020, the Company entered into the Series A Preferred Stock Purchase Agreement whereby the Company agreed to issue and sell and certain investors agreed to purchase up to an aggregate of 14,000,000 shares of Series A convertible preferred stock, at a price of $5.00 per share, in two closings. In June 2020, the Company completed its first closing and issued 7,000,000 shares at a price of $5.00 per share resulting in gross proceeds of $35.0 million and incurred $0.4 million of issuance costs. In addition, an aggregate of $8.0 million of principal and an aggregate of $0.4 million of accrued interest related to the Convertible Promissory Notes converted into 2,110,463 shares of the Company’s Series A convertible preferred stock. The fair value of these notes at the time of conversion was $10.6 million.

The Company determined its obligation to issue additional shares of the Company’s Series A convertible preferred stock in a second closing represented a freestanding financial instrument that required liability accounting. This freestanding preferred stock purchase right liability was initially recorded at fair value, with changes in fair value recognized in the statements of operations and comprehensive loss. As of December 31, 2020 and January 25, 2021, the date of the second closing of the Series A convertible preferred stock financing, the fair value of the preferred stock purchase right liability was estimated to be $5.2 million and $23.7 million, respectively. For the nine months ended September 30, 2020 and 2021, the Company recorded a $1.8 million decrease and a $18.6 million increase, respectively, in the fair value of the preferred stock purchase right liability in the statements of operations and comprehensive loss. In January 2021, the Company completed its second closing of its Series A convertible preferred stock financing, issuing 7,000,000 shares at a price of $5.00 per share, resulting in gross proceeds of approximately $35.0 million and incurring $35,000 of issuance costs. Upon the second closing, the preferred stock purchase right liability was reclassified into convertible preferred stock.

In February 2021, the Company completed a Series B convertible preferred stock financing, pursuant to which the Company sold and issued 10,909,091 shares at a price of $11.00 per share resulting in gross proceeds of $120.0 million and incurred $0.4 million of issuance costs.

As of September 30, 2021, the Company’s Series A and Series B convertible preferred stock has been classified as temporary equity in the accompanying balance sheets given that the holders of the convertible preferred stock could cause certain events to occur that are outside of the Company’s control whereby the Company could be obligated to redeem the convertible preferred stock. The carrying value of the convertible preferred stock is not adjusted to the redemption value until the contingent redemption events are considered to be probable of occurring.

The Company’s convertible preferred stock has the following characteristics:

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any class of capital stock of the Company unless the holders of the Series A or Series B convertible preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of the Series A convertible preferred stock equal to an amount as defined in the Company’s Amended and Restated Certificate of Incorporation. No such dividends have been declared or paid through September 30, 2021.

Preferences on Liquidation

The holders of the Series A convertible preferred stock are entitled to receive liquidation preferences, in the event of a change in control, at an amount per share equal to the greater of (i) the Series A original issuance price of $5.00, plus any dividends declared but unpaid or (ii) such amount per share as would have been payable had all shares of Series A preferred stock been converted into common stock. The holders of the Series B convertible preferred stock are entitled to receive liquidation preferences, in the event of a change in control, at an amount per share equal to the greater of (i) the Series B original issuance price of $11.00, plus any dividends declared but unpaid or (ii) such amount per share as would have been payable had all shares of Series B preferred stock been converted into common stock. Liquidation payments to the holders of the Series A and Series B convertible preferred stock have priority and are made in preference to any payments to the holders of common stock.

After full payment of the liquidation preference to the holders of the Series A and Series B convertible preferred stock, the remaining assets, if any, will be distributed ratably to the holders of the common stock.

Conversion Rights

The shares of Series A and Series B convertible preferred stock are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution adjustments. The conversion rate for the convertible preferred stock is determined by dividing the original issue price by the conversion price. The conversion price is initially the original issue price, but is subject to adjustment for dividends, stock splits, and other distributions. The conversion rate at September 30, 2021 for the Series A and Series B convertible preferred stock was 1:1.

Each share of Series A and B convertible preferred stock will be automatically converted into common stock at the then effective conversion rate (i) upon the closing of the sale of common stock to the public (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement Securities Act of 1933, as amended, resulting in at least $75.0 million of gross proceeds to the Company (before deduction of underwriters’ commissions and expenses) and in connection with such offering, the common stock is listed for trading on the Nasdaq Stock Market or the New York Stock Exchange, or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the outstanding shares of convertible preferred stock, voting together as a single class and on an as-converted to common stock basis..

Redemption Rights

The holders of Series A and Series B convertible preferred stock do not have any redemption rights, except upon certain liquidation events that are outside of the Company’s control.

Voting

The holder of each share of Series A and Series B convertible preferred stock generally vote together with the shares of common stock as a single class, but also have class vote approval rights as provided by the Company’s amended and restated certificate of incorporation or as required by applicable law.

Common Stock

As of December 31, 2020, and September 30, 2021, of the 22,000,000 and 38,198,588 authorized shares of common stock, respectively, 3,183,832 and 3,306,748 shares were issued, respectively, and 2,863,832 and 3,047,675 shares were outstanding, respectively.

The voting, dividend, and liquidation rights of the holders of the common stock are subject to, and qualified by, the rights, preferences and privileges of the holders of the Series A and Series B convertible preferred stock. The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders.

Common stock reserved for future issuance consisted of the following:

	As of December 31, 2020	As of September 30, 2021
Convertible preferred stock	9,110,463	27,019,554
Common stock options granted and outstanding	3,119,157	5,280,830
Restricted stock units granted and outstanding	-	89,773
Shares available for issuance under the 2020 equity incentive plan	158,597	1,389,686
Shares available for issuance under the Pledge 1% commitment	-	370,865

Total common stock reserved for future issuance	12,388,217	34,150,708

Throughout 2019, the Company issued 280,000 shares of restricted common stock at a price of $0.01 per share to certain founders of the Company (the Founders Stock). The Company maintains a repurchase right whereby the Founders Stock is released from such repurchase right over a period of time of continued service by the recipient. Any shares subject to repurchase by the Company are not deemed, for accounting purposes, to be outstanding until those shares vest. Unvested outstanding Founders Stock as of December 31, 2020 and September 30, 2021 was 210,000 and 125,000 shares, respectively. As of December 31, 2020 and September 30, 2021, the Company recorded $2,100 and $1,250, respectively, of liabilities associated with shares issued with repurchase rights.

Stock Options

In June 2020, the Company adopted the 2020 Equity Incentive Plan (the 2020 Plan). The 2020 Plan provides for the grant of incentive stock options (ISOs), non-statutory stock options (NSOs), stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards.

The 2020 Plan was amended in December 2020, February 2021, and August 2021 to increase the total number of shares reserved under the Plan to 7,089,537.

Options granted under the 2020 Plan are exercisable at various dates as determined upon grant and will expire no more than 10 years from their date of grant. The exercise price of each option shall be determined by the Board of Directors based on the estimated fair value of the Company’s stock on the date of the option grant. The exercise price shall not be less than 100% of the fair market value of the Company’s common stock at the time the option is granted. Most option grants generally vest 25% on the first anniversary of the original vesting commencement date, with the balance vesting monthly over the remaining three years and early exercise is permitted. The vesting period generally occurs over four years unless there is a specific performance vesting trigger at which time those shares will vest when the performance trigger is probable to occur.

A summary of the Company’s stock option activity under the 2020 Plan is as follows (in thousands, except share amounts):

	Total Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2020	3,119,157	$1.30	9.8	$325
Granted	2,422,923	8.67	-	-
Exercised	(145,416)	1.17	-	-
Cancelled	(115,834)	3.51	-	-

Outstanding at September 30, 2021	5,280,830	$4.63	9.2	$35,697

Vested and exercisable at September 30, 2021	453,283	$1.26	8.9	$4,581

Vested and exercisable at December 31, 2020	44,973	$1.17	9.5	$10

As of December 31, 2020, 260,720 performance-based stock options, reflected in the table above, were both outstanding and unvested with total unrecognized stock-based compensation expense related to those awards of $0.3 million. The achievement of the milestones related to these options were deemed to not be probable, and therefore no expense has been recognized related to these awards in the period ending December 31, 2020.

During the nine months ended September 30, 2021, 250,720 performance-based stock options vested due to the achievement of certain performance criteria and the Company recognized $0.1 million of general and administrative stock-based compensation expense. As of September 30, 2021, the unrecognized compensation cost related to outstanding and vested performance-based stock options was $0.1 million, and is expected to be recognized as expense over approximately 3.2 years.

For the nine months ended September 30, 2020 and 2021, the total grant date fair value of vested options was $0.1 million and $0.7 million, respectively.

The weighted-average grant date fair value of employee option grants for the nine months ended September 30, 2020 and 2021 was $1.03 and $6.18 per share, respectively.

Liability for Early Exercise of Restricted Stock Options

Certain individuals were granted the ability to early exercise their stock options. The shares of common stock issued from the early exercise of unvested stock options are restricted and continue to vest in accordance with the original vesting schedule. The Company has the option to repurchase any unvested shares at the original purchase price upon any voluntary or involuntary termination. The shares purchased by the employees and non-employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be outstanding until those shares vest. The cash received in exchange for exercised and unvested shares related to stock options granted is recorded as a liability for the early exercise of stock options on the accompanying balance sheet and will be transferred into common stock and additional paid-in capital as the shares vest. As of December 31, 2020 and September 30, 2021, 110,000 and 134,073, respectively, unvested shares issued under early exercise provisions were subject to repurchase by the Company. As of December 31, 2020 and September 30, 2021, the Company recorded $0.1 million and $0.2 million, respectively, associated with shares issued with repurchase rights in other long-term liabilities.

Restricted Stock Unit Awards

Restricted stock unit awards (RSUs) granted under the Plan are subject to time-based vesting and convert to shares of common stock in accordance with the vesting schedule. RSUs are valued at the estimated fair value of the Company’s stock on the date of grant and are amortized over the requisite service period. The total number of RSUs granted represents the maximum number of RSUs eligible to vest based upon the service conditions set forth in the grant agreements. Employees forfeit unvested RSUs upon termination of employment with a corresponding reversal of expense.

For the nine months ended September 30, 2021, the Company granted 89,773 RSUs at a weighted-average grant date fair value of $11.63 per share. The RSUs generally vest 25% on the first anniversary of the original vesting commencement date, with the balance vesting quarterly over the remaining three years.

Stock-Based Compensation Expense

The Company recognized stock-based compensation expense of $0.1 million and $0.9 million in research and development expense and $0.1 million and $1.7 million in general and administrative expense for the nine months ended September 30, 2020 and 2021, respectively.

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee and nonemployee stock option grants issued for the nine months ended September 30, 2020 and 2021 were as follows:

	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2021
Risk-free rate of interest	0.4%	1.1%
Expected term (years)	5.97	6.19
Expected stock price volatility	82.7%	89.8%
Dividend yield	-	-

As of December 31, 2020 and September 30, 2021, the unrecognized compensation cost related to outstanding employee and nonemployee options was $2.7 million and $14.8 million, respectively, and is expected to be recognized as expense over approximately 3.6 and 2.5 years, respectively. As of September 30, 2021, the unrecognized compensation cost related to outstanding RSUs was $0.9 million, respectively, and is expected to be recognized as expense over approximately 3.6 years, respectively.

9. Related Party Transactions

GC Cell and Green Cross Holdings Corporation (GCHC), subsidiaries of Green Cross Corp (GC Corp), are stockholders of the Company and are represented on the Company’s board of directors. In March 2019 and February 2020, the Company issued Convertible Promissory Notes to GC Cell and GCHC, respectively, in the amounts of $3.2 million to GC Cell and $4.8 million to GCHC. Upon the closing of the Series A preferred stock financing in June 2020, the Convertible Promissory Notes converted into Series A convertible preferred stock (See Note 7).

In July 2019, the Company entered into a service agreement with GCAM, Inc. (GCAM), a subsidiary of GC Corp, where GCAM provided accounting, human resource, and administrative services to the Company. For the nine months ended September 30, 2020 and 2021, the Company incurred $0.1 million and $0, respectively, in connection with the agreement. As of December 31, 2020 and September 30, 2021, the Company had no accounts payable and accrued expenses in connection with the agreement. The service agreement was terminated in August 2020.

In September 2020, the Company entered into a trademark assignment agreement with GCH, where the rights, title, and interest in the ‘ARTIVA’ trademark was transferred from GCH to Artiva for the cost of the legal fees incurred. The Company did not incur costs in connection with the agreement for the nine months ended September 30, 2020 and 2021.

In each of November 2019, October 2020, and March 2021, the Company entered into a license agreement (collectively, the License Agreements) with GC Cell (See Note 6). In August 2020, the Company entered into the GC Cell Research Services Agreement with GC Cell in which GC Cell is to provide mutually agreed research services in support of the research and development of one or more of the selected products that it has licensed from GC Cell under the License Agreements. For the nine months ended September 30, 2020 and 2021, the Company incurred $2.1 million and $6.8 million, respectively, in research and development expense in connection with the License Agreements and the GC Cell Research Services Agreement. As of December 31, 2020 and September 30, 2021, the Company had $1.7 million and $3.4 million, respectively, of accounts payable and accrued expenses in connection with the License Agreements and the GC Cell Research Services Agreement.

In March 2020, the Company entered into the Manufacturing Agreement with GC Cell, where GC Cell is to perform manufacturing services with respect to any biological or chemical product manufactured or to be manufactured for use in Phase I or Phase II clinical trials. The Company amended the Manufacturing Agreement in June 2020 to include Artiva’s right to terminate the agreement at will. For the nine months ended September 30, 2020 and 2021, the Company incurred $1.5 million and $2.8 million in connection with the agreement. As of December 31, 2020 and September 30, 2021, the Company had $1.1 million and $1.2 million, respectively, of accounts payable and accrued expenses in connection with the Manufacturing Agreement.

In January 2021, concurrent with entering into the Merck Collaboration Agreement, the Company also entered into the Partnered Program License Agreement with GC Cell to obtain exclusive, worldwide rights to GC Cell’s CAR-NK technology with respect to the licensed products and to engage GC Cell to perform services in support of the research programs. The Company has agreed to reimburse GC Cell for research and development services as these services are provided. The Company is required to pay GC Cell 100% of regulatory milestones, sales milestones and royalty payments received by Merck relating to products in Asia, Australia and New Zealand and 50% of upfront payments, license fees, regulatory milestones, sales milestones and royalty payments received by Merck relating to products in all other territories. For the nine months ended September 30, 2021, the Company incurred $15.1 million related to the upfront payment and research and development services in connection with the agreement. As of September 30, 2021, the Company had approximately $40,000 of accounts payable and accrued expenses in connection with the Partnered Program License Agreement.

10. Commitments and Contingencies

Operating Leases

The Company leases certain office space in San Diego, California under a non-cancelable operating lease, with a term through December 2025. The lease commenced on December 23, 2019 and has a six-year initial term. The lease also provides for rent abatements and scheduled increases in base rent. In connection with the lease, the Company made a one-time cash security deposit in the amount of $0.4 million, of which $0.2 million is refundable in October 2021 and is included in other short-term assets and $0.2 million is refundable at the end of the lease term and is included long-term assets in the Company’s balance sheet. The lease includes a renewal option, which includes an option to renew for five additional years. The exercise of lease renewal options is at Company’s sole discretion and it is not currently anticipated that the Company will exercise the option and, as such, is not reflected as part of the right-of-use (ROU) asset and associated lease liabilities. The Company’s lease payments are fixed, and lease expense for these leases is recognized on a straight-line basis over the lease term. Operating lease ROU assets and lease liabilities are recorded based on the present value of the future minimum lease payments over the lease term at commencement date. As the Company’s leases do not provide an implicit rate, an incremental borrowing rate based on the information available at effective date of the lease was used in determining the present value of future payments. The weighted-average discount rate used was 7.5%. Rent expense was $0.3 million for the nine months ended September 30, 2020, and $0.5 million, of which $0.2 million was related to short-term leases, for the nine months ended September 30, 2021.

The following table summarizes supplemental balance sheet information related to leases as of December 31, 2020, and September 30, 2021 (in thousands):

	As of December 31, 2020	As of September 30, 2021
Assets:
Operating lease right-of-use assets	$1,908	$1,668

Total right-of-use assets	$1,908	$1,668

Liabilities:
Operating lease liabilities, current	$458	$430
Operating lease liabilities, non-current	1,658	1,398

Total operating lease liabilities	$2,116	$1,828

As of September 30, 2021, the future minimum annual obligations under leases with terms in excess of one year are as follows (in thousands):

Remaining Operating Lease Payments at September 30, 2021
Year Ending December 31,
2021 (Remainder)	$118
2022	490
2023	507
2024	525
Thereafter	529

Total minimum lease payments	2,169

Less: amount representing interest	(341)

Present value of operating lease liabilities	1,828
Less: operating lease liabilities, current	(430)

Operating lease liabilities	$1,398

Weighted-average lease term (in years)	4.3
Weighted-average incremental borrowing rate	7.5%

In June 2021, the Company entered into a lease agreement for office and laboratory space in San Diego, California (the Morehouse Lease). As part of the terms of the agreement, the Company is required to maintain a cash security deposit in the form of an unconditional and irrevocable letter of credit of $0.2 million which must remain in place until the termination of the lease and is considered a non-current asset as of September 30, 2021. The Morehouse Lease is expected to commence in 2022, and projected lease payments over the life of the lease are expected to be approximately $23.6 million, with an initial lease term of 88 months as defined in the lease agreement. The Company has the option to renew the lease for one additional five-year period. In addition, we have entered into a temporary license agreement for our occupation and use of an additional 11,960 square feet of office and laboratory space in San Diego, California.

11. Subsequent Events

For the purposes of the financial statements as of September 30, 2021 and the nine months then ended, the Company has evaluated the subsequent events through December 15, 2021, the date the unaudited interim financial statements were issued.

In October 2021, the Company granted stock options under the Plan to purchase an aggregate of 237,000 shares of the Company’s common stock at a weighted-average exercise price of $11.38 per share.

             Shares

Artiva Biotherapeutics, Inc.

Common Stock

Goldman Sachs & Co. LLC	Cowen	Evercore ISI

Wedbush PacGrow

            , 2022

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the U.S. Securities and Exchange Commission (SEC), registration fee, the Financial Industry Regulatory Authority, Inc., (FINRA), filing fee and the Nasdaq Global Market listing fee.

Amount
SEC Registration fee		$9,270
FINRA filing fee		15,500
Nasdaq Global Market initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers.

As permitted by Sections 102 and 145 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

•

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

•	As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Our amended and restated certificate of incorporation and our bylaws, as amended, provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (Securities Act).

We have purchased and currently intend to maintain insurance on behalf of each and every person who is one of our directors or officers, within the limits and subject to the terms and conditions thereof, against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The form of underwriting agreement to be entered into in connection with this initial public offering provides for indemnification by the underwriters of us and our officers and directors who sign this registration statement for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities issued and options granted by us since February 14, 2019, the date of our inception, that were not registered under the Securities Act. Also included is the consideration, if any, received by us, for such securities and options and information relating to the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(1)

In March 2019, we sold and issued 2,700,000 shares of our common stock pursuant to stock purchase agreements with our founders and certain investors at a purchase price of $0.01 per share, for aggregate gross proceeds of approximately $27,000.

(2)	In March 2019, we sold and issued convertible promissory notes in the aggregate principal amount of $5.0 million to investors.

(3)

From April 2019 through September 2019, we sold and issued an aggregate of 300,000 shares of our common stock pursuant to stock purchase agreements with our employees at a purchase price of $0.01 per share, for aggregate gross proceeds of approximately $3,000.

(4)	In February 2020, we sold and issued convertible promissory notes in the aggregate principal amount of $3.0 million to investors.

(5)

In June 2020, we sold and issued an aggregate of 9,110,463 shares of our Series A convertible preferred stock to accredited investors pursuant to a Series A preferred stock purchase agreement (the Series A Preferred Stock Purchase Agreement) with various investors. The purchase price of our Series A convertible preferred stock was $5.00 per share and we received an aggregate gross amount of approximately $43.4 million, which included the conversion of an aggregate of approximately $8.4 million in principal and accrued interest outstanding under the convertible promissory notes described in paragraphs (2) and (4) above at a price of $4.00 per share.

(6)

In January 2021, pursuant to the Series A Preferred Stock Purchase Agreement, we sold and issued an aggregate of 7,000,000 shares of our Series A convertible preferred stock to accredited investors at a purchase price of $5.00 per share for aggregate gross proceeds of $35.0 million.

(7)

In February 2021, pursuant to a Series B Preferred Stock Purchase Agreement, we sold and issued an aggregate of 10,909,091 shares of our Series B convertible preferred stock to accredited investors at a purchase price of $11.00 per share, for aggregate gross proceeds of $120.0 million.

(8)

From June 2020 through the effective date of this registration statement, we granted under our 2020 Equity Incentive Plan (i) stock options to purchase an aggregate of 5,974,246 shares of our common stock at a weighted-average exercise price of $4.68 per share and (ii) an aggregate of 89,773 restricted stock units, to certain of our employees, directors and consultants in connection with services provided to us by such persons. Through the effective date of this registration statement we have issued an aggregate of 504,248 shares of our common stock upon exercise of stock options for an approximate aggregate consideration of $0.6 million.

The offers, sales and issuances of the securities described in paragraphs (1) through (7) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) (or Regulation D promulgated thereunder). The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was able to bear the investment’s economic risk and had access to the type of information normally provided in a prospectus for a registered securities offering.

The offers, sales and issuances of the securities described in paragraph (8) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or Section 4(a)(2). The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our 2020 Equity Incentive Plan.

Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2#	Form of Amended and Restated Certificate of Incorporation to become effective immediately prior to the completion of the offering.

3.3#	Bylaws, as amended, as currently in effect.

3.4#	Form of Amended and Restated Bylaws to become effective upon the completion of the offering.

4.1#	Form of Common Stock Certificate.

4.2#	Amended and Restated Investors’ Rights Agreement, dated February 22, 2021, by and among the Registrant and certain of its stockholders.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

5.1†	Opinion of Cooley LLP.

10.1#+	Form of Indemnification Agreement by and between the Registrant and its directors and officers.

10.2#+	Artiva Biotherapeutics, Inc. 2020 Equity Incentive Plan, as amended.

10.3#+	Forms of Stock Option Grant Notice, Stock Option Grant Notice with Acceleration of Vesting, Option Agreement and Notice of Exercise under the Artiva Biotherapeutics, Inc. 2020 Equity Incentive Plan.

10.4#+	Artiva Biotherapeutics, Inc. 2022 Equity Incentive Plan.

10.5#+	Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise under the Artiva Biotherapeutics, Inc. 2022 Equity Incentive Plan.

10.6#+	Artiva Biotherapeutics, Inc. 2022 Employee Stock Purchase Plan.

10.7#+	Non-Employee Director Compensation Policy.

10.8#+	Executive Employment Agreement, dated December 14, 2020, as amended, by and between the Registrant and Fred Aslan, M.D.

10.9#+	Executive Employment Agreement, dated March 1, 2019, as amended, by and between the Registrant and Thomas J. Farrell.

10.10#+	Employment Offer Letter, dated March 16, 2019, as amended, by and between the Registrant and Dr. Peter Flynn.

10.11#+	Employment Offer Letter, dated August 11, 2019, as amended, by and between the Registrant and Dr. Jason Litten.

10.12#+	Employment Offer Letter, dated August 24, 2020, as amended, by and between the Registrant and Jennifer Bush.

10.13#+	Employment Offer Letter, dated March 22, 2021, by and between the Registrant and Michael E. Faerm.

10.14#	Office Lease, dated June 12, 2019, by and between the Registrant and AAT La Jolla Commons, LLC (as successor-in-interest to HSPF La Jolla Commons I Investors LLC).

10.15#*	Option and License Agreement, dated September 4, 2019, by and between the Registrant and GC Cell Corporation (f/k/a GC Lab Cell Corporation).

10.16#	Amendment No. 1 to Option and License Agreement, dated June 23, 2020, by and between the Registrant and GC Cell.

10.17#*	Master Agreement for Manufacturing Services, dated March 16, 2020, by and between the Registrant and GC Cell Corporation (f/k/a GC Lab Cell Corporation).

10.18#	Amendment No. 1 to Master Agreement for Manufacturing Services, dated June 16, 2020, by and between the Registrant and GC Cell Corporation.

10.19#*	Master Research Services Agreement, dated August 3, 2020, by and between the Registrant and GC Cell Corporation.

10.20#*	Selected Product License Agreement (AB-101), dated November 21, 2019, by and between the Registrant and GC Cell Corporation.

10.21#*	Selected Product License Agreement (AB-201), dated September 29, 2020, by and between the Registrant and GC Cell Corporation.

10.22#*	Exclusive License and Collaboration Agreement, dated January 27, 2021, by and between the Registrant and Merck Sharp & Dohme Corp.

10.23#*	Merck Partnered Product Research Services and License Agreement, dated January 27, 2021, by and between the Registrant and GC Cell.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

10.24#*	Strategic Collaboration Agreement, dated November 5, 2020, by and between the Company and Affimed GmbH.

10.25#*	Selected Product License Agreement (AB-202), dated March 24, 2021, by and between the Registrant and GC Cell

10.26#+	Separation Agreement, dated October 15, 2021, by and between the Registrant and Thomas J. Farrell.

10.27#*	Amendment No. 1 to Strategic Collaboration Agreement, dated October 18, 2021, by and between the Registrant and Affimed GmbH.

10.28#	Lease Agreement, dated June 16, 2021, by and between the Registrant and ARE-SD Region No. 66, LLC.

10.29#	License Agreement, dated June 16, 2021, by and between the Registrant and ARE-SD Region No. 37, LLC.

10.30+	Retention Agreement, dated September 21, 2021, by and between the Registrant and Dr. Jason Litten.

10.31+	Employment Offer Letter, dated December 7, 2021, by and between the Registrant and Christopher P. Horan.

10.32+	Consulting Agreement, dated December 15, 2020, by and between the Registrant and Fred Aslan, M.D.

10.33	Filing Fee Disclosure and Payment Methods (Note: To be filed as Exhibit 107 but encountered hyperlink issues).

23.1	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1#	Power of Attorney. (Included on the signature page to this registration statement filed on April 8, 2021).

24.2#	Power of Attorney. (Included on the signature page to this registration statement filed on December 16, 2021).

#	Previously filed
†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*

Pursuant to Item 601(b)(10) of Regulation S-K, certain portions of this exhibit have been omitted (indicated by “[***]”) because the Registrant has determined that the information is not material and is the type that the Registrant treats as private or confidential.

(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, California, on January 21, 2022.

ARTIVA BIOTHERAPEUTICS, INC.

By:	/s/ Fred Aslan, M.D.
Fred Aslan, M.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Fred Aslan, M.D. Fred Aslan, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	January 21, 2022

/s/ Michael E. Faerm Michael E. Faerm	Chief Financial Officer (Principal Financial and Accounting Officer)	January 21, 2022

* Brian Daniels, M.D.	Chairman of the Board of Directors	January 21, 2022

* Elizabeth Hougen	Director	January 21, 2022.

* Yong-Jun Huh	Director	January 21, 2022

* Yu-Kyeong Hwang, Ph.D.	Director	January 21, 2022

* Bong Koh, M.D.	Director	January 21, 2022

Signature	Title	Date

* Linda Kozick	Director	January 21, 2022

* Laura Stoppel, Ph.D.	Director	January 21, 2022

* Yvonne Yamanaka, Ph.D.	Director	January 21, 2022

*By:	/s/ Fred Aslan, M.D.
Fred Aslan, M.D.
Attorney-in-Fact